Exhibit 99.1

Rio Tinto

Annual report

Keeping the world moving

2007

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Rio Tinto

Rio Tinto is a leading international mining group headquartered in the
UK, combining Rio Tinto plc, a public company listed on the London Stock
Exchange, and Rio Tinto Limited, which is listed on the Australian
Securities Exchange.

Rio Tinto’s business is finding, mining and processing mineral resources.
Major products are aluminium, copper, diamonds, coal, uranium, gold, industrial minerals (borax, titanium dioxide, salt, talc), and iron ore.
Activities span the world but are strongly represented in Australia and
North America with significant businesses in South America, Asia, Europe and Africa.

The Group’s objective is to maximise its value and the long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses driven by the quality of each opportunity.

Wherever Rio Tinto operates, the health and safety of its employees, and a contribution to sustainable development are key values. It works as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.

2007 Annual report

The majority of Rio Tinto shareholders choose to receive the Annual report with Summary financial statements. The Summary financial statements do not allow as full an understanding of the Group as is provided in theFull financial statements. The Annual report together with the Full financial statements comply with Australian and UK statutory requirements. Copies of the Full financial statements may be obtained free of charge from the Companies’ registrars whose details can be found in Useful addresses on page 136 of the Annual report.

All of Rio Tinto’s shareholder documents are also available in electronic form. For further details please visit the Rio Tinto website www.riotinto.com

Record production, underlying earnings, cash flow and investment

•	Record underlying EBITDA* of US$13,920 million, 11 per cent above 2006.
•	Record underlying earnings* of US$7,443 million, one per cent above 2006.
•	Net earnings* were US$7,312 million, two per cent below 2006.
•	Cash flow from operations up 15 per cent to a record of US$12,569 million.
•	Annual production records set for iron ore, bauxite, aluminium, refined gold and refined copper, on a like for like basis.
•	Record capital expenditure of US$5.0 billion, a 25 per cent rise over 2006 and record new capital commitments exceeding US$8 billion (100 per cent basis) announced in 2007.
•	Alcan acquisition successfully completed and Alcan’s results included with effect from 24 October 2007.
•	Ordinary dividend for the 2007 year increased 31 per cent to 136 US cents, with a further commitment to increase the 2008 and 2009 dividends by at least 20 per cent in each year.
Full year to 31 December (All dollars are US$ millions unless otherwise stated)	2007	2006	Change

Underlying EBITDA*	13,920	12,524	+11%

Underlying earnings*	7,443	7,338	+1%

Net earnings*	7,312	7,438	–2%

Cash flow from operations (incl. dividends from equity accounted units)	12,569	10,923	+15%

Underlying earnings per share – US cents	578.9	550.3	+5%

Earnings per share – US cents	568.7	557.8	+2%

Ordinary dividends per share – US cents	136.0	104.0	+31%

*	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 15. EBITDA – earnings before interest, taxes, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

	Contents
4	Chairman’s statement	118	Corporate governance
6	Interview with the chief executive	124	Shareholder information
9	Selected financial data	124	Dividends
10	Risk factors	124	Market listings and share prices
12	Rio Tinto	125	Taxation
13	Operating and financial report	127	Exchange controls
13	Cautionary statement	127	Dual listed companies structure
83	Sustainable development review	129	Supplementary information
95	Chairman and directors	131	Rio Tinto share ownership
98	Executive committee members	132	Definitions and exchange rates
99	Directors’ report	135	Financial calendar
103	Remuneration report	136	Useful addresses

Cover: The citadel of China’s growth economy, Shanghai with its modern architecture is the centre of finance and trade in mainland China.

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2	Rio Tinto 2007 Annual report
Location of Group operations

Location of Group operations at February 2008 (wholly owned unless otherwise shown)

Exploration
The Exploration group is organised into five geographically based teams in North America, South America, Australasia, Asia and Africa/Europe and a sixth project generation team that searches the world for new opportunities and provides specialised geological, geophysical and commercial expertise to the regional teams. The Asia team was formed in 2006, reflecting a significant expansion in exploration effort in Russia, Mongolia and the Former Soviet Union.

Technology and Innovation
Technology and Innovation, previously Operational and Technical Excellence, has bases in Australia, Canada, the UK and the US. Its role is to identify and promote best operational technology practice across the Group and to pursue step change innovation of strategic importance to orebodies of the future.

Key
Mines and mining projects
Smelters, refineries and processing plants remote from mine

Aluminium
Operating assets
US$43,846 million
Sales revenue
US$7,309 million
Underlying earnings
US$1,097 million

Rio Tinto’s Aluminium product group is the wholly owned, integrated aluminium subsidiary, Rio Tinto Alcan, which owns and manages operations predominately located in Canada and Australia, with other significant interests in the UK, France, New Zealand, Brazil, Guinea, China, Iceland, Ghana, Norway and the US. The group is

Aluminium
Operating sites
Alma
Alouette (40%)
Alucam (Edea) (47%)
Anglesey Aluminium (51%)
Arvida
Awaso
Beauharnois
Becancour (25%)
Bell Bay
Boyne Island (59%)
CBG Sangaredi
Dunkerque
Gardanne
Gove alumina refinery
Gove bauxite mine
Grande-Baie
ISAL
Jonquiere
Kitimat

currently organised into four business units – Bauxite & Alumina, Primary Metal, Engineered Products and Packaging. Rio Tinto announced in 2007 the intention to divest both the Engineered Products and Packaging business units. Sites relating to these businesses are not shown above.

Laterriere
Lochaber
Lynemouth
Ningxia (50%)
Porto Trombetas (MRN)
Queensland Alumina Limited (80%)
Sao Luis (Alumar) (10%)
Sebree
Shawinigan
SORAL (50%)
St-Jean-de-Maurienne
Tiwai Point (79%)
Tomago (52%)
Weipa
Yarwun

Copper
Operating assets
US$4,118 million
Sales revenue
US$8,501 million
Underlying earnings
US$3,479 million

The Copper group comprises Kennecott Utah Copper and Kennecott Minerals in the US, and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa. Projects under evaluation include the Resolution, Pebble and Eagle projects in the US, Oyu Tolgoi in Mongolia, La Granja in Peru and Sulawesi in Indonesia.

Copper and gold
Operating sites
Bougainville (not operating) (54%)
Cortez/Pipeline (40%)
Escondida (30%)
Grasberg joint venture (40%)
Kennecott Utah Copper
Northparkes (80%)
Palabora (58%)
Rawhide (51%)

Projects
La Granja
Oyu Tolgoi (10%)
Pebble (10%)
Resolution (55%)

Nickel
Projects
Eagle
Sulawesi

Zinc, lead, silver
Operating sites
Greens Creek (70%)

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Rio Tinto 2007 Annual report	3
Location of Group operations

Diamonds and Industrial Minerals		Energy	Iron Ore

Operating assets		Operating assets	Operating assets
US$4,632 million		US$3,399 million	US$9,038 million
Sales revenue		Sales revenue	Sales revenue
US$3,921 million		US$4,621 million	US$8,799 million
Underlying earnings		Underlying earnings	Underlying earnings
US$488 million		US$484 million	US$2,651million

The Diamond and Industrial Minerals group comprises Rio Tinto’s diamond interests in the Diavik mine in Canada, the Argyle mine in Australia, and the Murowa mine in Zimbabwe, served by diamond sales offices in Belgium and India. Rio Tinto’s industrial	minerals businesses comprise
	Rio Tinto Minerals, made up of borate and talc operations in the US, South America, Europe and Australia, and salt in Australia, as well as Rio Tinto Iron & Titanium interests in North America, South Africa and Madagascar.	The Energy group is represented in coal by Rio Tinto Coal Australia and Coal & Allied in Australia and by Rio Tinto Energy America in the US. It also includes uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia.	The Iron Ore group’s interests comprise Hamersley Iron and Robe River in Australia, Iron Ore Company of Canada, the Corumbá mine in Brazil and the Simandou, Guinea, and Orissa, India, projects. The group includes the HIsmelt® direct iron making plant in Australia.

Diamonds
Operating sites
Argyle
Diavik (60%)
Murowa (78%)

Borates
Operating sites
Boron
Coudekerque Plant
Tincalayu
Wilmington Plant

Potash
Projects
Rio Colorado Potash

Salt
Operating sites
Dampier (68%)
Lake MacLeod (68%)
Port Hedland (68%)
Talc
Operating sites
(only major sites are shown)
Ludlow
Talc de Luzenac
Three Springs
Yellowstone

Titanium dioxide feedstock
Operating sites
QIT-Fer et Titane Lac Allard
QIT-Fer et Titane Sorel Plant
Richards Bay Minerals (50%)

Projects
QIT Madagascar Minerals (80%)
Coal
Operating sites
Antelope
Bengalla (30%)
Blair Athol (71%)
Colowyo (20%)
Cordero Rojo
Decker (50%)
Hail Creek (82%)
64 Hunter Valley Operations (76%)
Jacobs Ranch
Kestrel (80%)
Mt Thorley Operations (61%)
Spring Creek
Warkworth (42%)

Projects
61 Clermont (50%)
60 Mt Pleasant (76%)

Uranium
Operating sites
ERA (68%)
Rössing (69%)

Projects
Kintyre
Sweetwater
Iron ore
Operating sites
Corumbá
Hamersley Iron mines:
Brockman
Channar (60%)
Eastern Range (54%)
Hope Downs (50% joint venture)
Marandoo
Mt Tom Price
Nammuldi
Paraburdoo
Yandicoogina
73 HIsmelt® (60%)
Iron Ore Company of Canada (59%)
Robe River mines: (53%)
Pannawonica
West Angelas

Projects
IOC Pellet Plant (59%)
Orissa (51%)
Simandou (95%)

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4	Rio Tinto 2007 Annual report
Chairman’s statement

Chairman’s statement

2007 was another record year for Rio Tinto characterised by continuing strong demand and prices for our metals and minerals, a change in chief executive and the transformational acquisition of Alcan. Once again Rio Tinto’s consistent strategy, focused on value creation and business excellence, delivered significant returns for our shareholders and major benefits to the countries and communities in which we operate.
     The purchase of Alcan, announced in July and completed in October created a world leader in aluminium. Alongside this major acquisition we continued to invest heavily in our existing business with a programme totalling US$5.0 billion, further strengthening our platform for future production and earnings growth.
     The Alcan acquisition, and the many other initiatives which the new executive team launched in 2007, further demonstrated the strength and depth of Rio Tinto’s managerial capability to deliver value to shareholders.

Results and dividends
The Group’s underlying earnings in 2007 were a record US$7,443 million, one per cent above 2006. Net earnings were US$7,312 million compared with US$7,438 million in 2006. Cash flow from operations increased 15 per cent to a record US$12,569 million.
     The total dividends declared for 2007 of 136 US cents per share represent an increase of 31 per cent over the 2006 dividends. We have committed to further increases in the dividends of at least 20 per cent in each of 2008 and 2009. This underpins our confidence in the growth of our business and is a strong signal of our belief in the strength of future demand and prices. We have always said that our priority for excess capital after meeting our investment in profitable growth is the ordinary dividend, and we are pleased to reinforce this commitment to our shareholders.
     Our growth potential is further evidenced by our planned capital expenditure in 2008 and 2009 of US$9 billion in each year, including the commitments we have made to completing Rio Tinto Alcan’s growth projects. This indicative programme will, of course, be subject to rigorous appraisal of each investment.

Strategy
Our acquisition of Alcan was fully consistent with our long standing strategy. We remain focused on large, long life, low cost resources capable of delivering superior returns across the economic cycle. Alcan’s extensive global asset base has among the lowest cost aluminium smelters in the world and is an industry leader in production technology and self generated energy, particularly hydro-electricity. This will be important in a carbon constrained world.
     Creating value for shareholders is Rio Tinto’s primary objective and the addition of Alcan enables us to capture value from growing aluminium demand alongside our established leadership positions in iron ore and copper.

Sustainable development
A successful business is one that is sustainable. It is one that maintains long term profitability by pursuing value creating projects which recognise the importance of good social and environmental outcomes. Moreover, I believe making our business sustainable is about recognising and managing the full spectrum of risk, thereby making the best opportunities available to us.
     The value of this approach was demonstrated in the agreed transaction to acquire Alcan. Our positive reputation for social and environmental responsibility was welcomed by the Alcan board and led to the Government of Quebec readily agreeing to Rio Tinto continuing Alcan’s commitments to social and economic development in Quebec.
     For our part we recognised the strategic advantage of expanding our position in aluminium, a recyclable metal which, in the case of Rio Tinto Alcan, is produced with a high proportion of hydro-generated electricity.

Our joint venture with BP to seek cleaner uses of coal through

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Rio Tinto 2007 Annual report	5
Chairman’s statement

production of hydrogen energy coupled with storage of carbon dioxide underground reflects similar thinking. Our reputation supports our position as the developer of choice in Guinea where we are investing to develop a major iron ore project.
     We were accepted into the FTSE4Good index in the UK after its policy committee decided to include companies involved in the production of uranium. Rio Tinto has maintained membership of the Dow Jones Sustainability World index since its inception in 1999 and has been an active member of the World Business Council for Sustainable Development and the International Council on Mining and Metals (ICMM), whose members are committed to superior business practices in sustainable development.

Board and management developments
As you know, Tom Albanese succeeded Leigh Clifford as chief executive in May 2007. We thank Leigh for his many years of service to Rio Tinto, and its predecessor companies, including the last seven as chief executive. He contributed much to creating Rio Tinto’s platform for the future and we owe him a lot. As his successor, Tom has a long and proven track record in Rio Tinto and has made a very strong start in his first year as chief executive.
     Following the acquisition of Alcan we were pleased to welcome Yves Fortier and Paul Tellier to the board as non executive directors, and Dick Evans, chief exective of Rio Tinto Alcan, as an executive director.
     Yves joins the Nominations committee and the Committee on social and environmental accountability. Paul joins the Audit committee and the Remuneration committee. This strong representation from Canada will provide important continuity in the integration of Alcan and brings valuable new perspectives to the board.
     As announced at the 2007 annual general meetings, Sir Richard Sykes, currently the senior non executive director, will retire at the conclusion of the 2008 annual general meetings after ten years on the board. Richard has made a highly valued contribution to Rio Tinto over the period based on his prior experience of leading a major global company and across the technology field. We thank him for that. Andrew Gould, currently chairman of the Audit committee, will become the senior non executive director on Sir Richard’s retirement and will become chairman of the Remuneration committee. Sir David Clementi will replace Andrew as chairman of the Audit committee. These changes will take effect at the conclusion of the 2008 annual general meetings.
     Ill health led to the resignation of Ashton Calvert from the board in November and we were deeply saddened to hear of his death shortly afterwards. Ashton joined the board in 2005 following a long and distinguished career in the Australian foreign service. He made a major contribution to Rio Tinto and provided valuable insights across a range of major strategic issues, notably in relation to our businesses in Australia and Asia. He was a wonderful colleague.

Forward outlook
We are seeing a dramatic change in the world’s centres of economic power, with rapid growth, urbanisation and industrialisation in many parts of the developing world. We expect a large part of the world’s population – billions of people – to move through increasingly metal intensive phases of economic development. This will transform our industry and underpin future growth in markets.
     Commodity markets are entering the fifth straight year of growth with mineral and metal prices at levels well above their long term average. Projections for Rio Tinto’s main product groups – iron ore, aluminium and copper – suggest that demand could potentially triple over the next 25 years.
     While it is premature to say that the current price cycle has peaked, we are mindful of short term risks associated with the expected slowdown in the US economy. However, the US is now somewhat less important in world commodity demand than it was five years ago. Our analysis suggests a sharp slowdown in the US would have only a modest impact on growth in China and India.
     In the short term, with low commodity stocks and a likely continuation of supply side challenges, we expect solid global economic growth, led by China, to support strong increases in demand for most metals and minerals during 2008 and 2009.

Approach from BHP Billiton
In November Rio Tinto received an unsolicited approach from BHP Billiton proposing a combination of the companies. This was fully considered by the board and rejected on the basis that it significantly undervalued Rio Tinto’s assets and future prospects.
     On 6 February 2008, BHP Billiton announced pre-conditional takeover offers for Rio Tinto of 3.4 BHP Billiton shares for each Rio Tinto share. The board gave this careful consideration and concluded that the offers still significantly undervalue Rio Tinto. The board unanimously rejected the pre-conditional offers as not being in the best interests of Rio Tinto shareholders.
     The offers, while improved, still fail to recognise the underlying value of Rio Tinto’s high quality assets and prospects. Our plans are unchanged and will remain so unless a proposal is made that fully reflects the value of Rio Tinto. Meanwhile we will forge ahead with our stated strategy.

Our people
As I hope this message has demonstrated, 2007 was an important year for Rio Tinto and, following a number of significant developments, I believe the Group is even more strongly positioned to deliver value for shareholders in the future. Managing major strategic initiatives places strong demands on management and they have responded with great resilience. In strong markets meeting the demands of customers, and developing new projects within tight timetables and budgets, places considerable pressure on every individual in the Rio Tinto organisation. Our record results in 2007 are very much a product of the commitment, dedication and hard work of all our people across the world. On behalf of the board and you, our shareholders, I thank them for all they have done to deliver success in another record year.

Paul Skinner Chairman

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6	Rio Tinto 2007 Annual report
Interview with the chief executive

Interview with the chief executive

How would you describe the past year?

It would be a bit of an understatement to say it’s been exciting. We announced the Alcan deal in July. We successfully closed it, as we said we would, in October. The integration with Alcan is going well and we are looking forward to reaping synergies of US$940 million per annum by the end of 2009. The acquisition of Alcan is just the beginning. In May and June, we announced major expansion plans in iron ore and uranium, and we followed this with further expansion announcements in the fourth quarter. We predict rapid expansion in iron ore and strong prospects across our portfolio of assets.
     I deeply regret that four people lost their lives at operations we manage. I am pleased to see a continued reduction in the lost time injury frequency rate and the all injury frequency rate.

What is the plan?

Rio Tinto is all about value, and 2008 heralds a greatly expanded development pipeline. Major investments in growth projects made or approved in 2007 total US$46 billion. This includes the acquisition of Alcan Inc. for US$38 billion, and, on a 100 per cent basis, construction of two new iron ore mines in the Pilbara of Australia for US$2.42 billion, the underground development of the Diavik diamond mine in Canada (US$563 million) bringing total investment in the underground mine to US$787 million, the expansion to 30 million tonnes per year of the Hope Downs iron ore project (US$350 million), the Yarwun alumina refinery expansion to 3.4 million tonnes per year (US$1.8 billion), the Cape Lambert port expansion to 80 million tonnes per year (US$860 million), the US$991 million investment in the extension of the Kestrel coal mine and US$300 million for the Eagle nickel project in the US.
     To feed a metal hungry world we have the people, execution capability and resources to deliver these projects better than anyone else.

Is this fast growth profile a departure from your strategy?

I am a strong believer in our core values and our strategy, which is to invest in large, cost efficient, long life assets and to leverage these with the people, capital, and technologies to create enduring value for our shareholders. There has never been a time when a development pipeline like ours is worth as much as it is today. Our plans are all aligned with our strategy. What has changed is the market environment, which is the strongest it has been in a generation. Our proven strategy positions us to meet the challenges that this level of demand imposes. We intend to stick to our mantra around value, but we’ll need to do this smarter, we’ll need to do this faster and we’ll need to do this better than anyone else. We’ll be doing this by bringing on more resources, which we can develop at a faster pace, which can be sold at higher prices. This is what we’ve been doing this year, and this is what I intend to continue to do into the future.
     One thing that we must take account of in applying our strategy going forward is that the world is rapidly changing and we have to change with it. The world’s best orebodies include many beyond our Australia and North America heartlands, so we cannot afford to ignore more challenging parts of the world. While being sensitive to government and stakeholder expectations, we have to be capable of operating where the world’s leading orebodies are located. We are also in the midst of a period of unprecedented industry change. We should not assume our asset and business mix is static. We should continue to be alert to value adding investments and portfolio changes where we see opportunity, and where we can deliver competitive value in line with our strategy.

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Rio Tinto 2007 Annual report	7
Interview with the chief executive

How long will the current market environment last?

Over the past five years we have watched the growth of China and its impact on our business with an initial measure of optimism and healthy scepticism to now what I would best describe as very high expectations based on real facts. Markets are entering the fifth straight year of demand strength with virtually all minerals and metals prices at levels significantly above their long term historical trends. We are continuing to see a fundamental shift in the global economy towards fast and resource intensive growth as countries like China and India continue to industrialise, urbanise and expand their per capita GDP, and I would expect these conditions to continue for some time, perhaps for several decades. With this strong demand, supply growth continues to be constrained, held back by literally decades of underinvestment in people, in exploration and resources, and in mines and infrastructure. While this bodes well for the future, it is of absolute importance that our mines and businesses stay globally competitive and sufficiently robust to weather any possible downturns.

But what about the slowdown in the US?

I think we should be insulated from the effects of a major US slowdown. While many of our markets, like North American copper, aluminium and industrial minerals, depend on important sectors like US housing, our overall business is increasingly focused on global demand trends. Clearly China, and to a lesser extent India, has become extremely important to these global trends, and this will be even more so in the future based on strong demographic and economic growth prospects. The importance of the US has declined substantially relative to that of China since 2000. Specific examples include seaborne iron ore, where the US is a negligible market participant, or copper and aluminium, where China now consumes more than twice as much as the US. The key issue for the health of commodity markets over the medium term is the magnitude of any negative spillover effect from a slowing US economy on economic activity in the rest of the world and China in particular. We don’t think a recession in the US will have a significant effect on demand for steel, copper and aluminium in China. If there is a recession in the US, the impact on growth in Chinese GDP is expected to be one per cent or less. This would still leave scope for Chinese growth at levels of ten per cent. For India, the impact of any further US slowdown would likely be smaller because of India’s more limited exposure to world trade.

How do you describe Rio Tinto’s performance in 2007?

Rio Tinto set new annual records for production of iron ore, bauxite, alumina, aluminium, refined copper and refined gold. Production is running at full tilt and accelerated in the second half. Our excellent production results show the momentum in our business and the volume growth that is the fruit of our investments over recent years. With significant expansions on track in iron ore and in aluminium, as well as the contribution of the Alcan acquisition which creates the world’s leading aluminium producer, 2008 is set to see an acceleration of this growth.

What are the highlights of your growth plan?

One driver is iron ore, where we have developed a conceptual pathway to more than triple our production capacity to more than 600 million tonnes per annum (Mt/a), primarily from expansions of up to 420 Mt/a from the Pilbara and 170 Mt/a from Simandou in Guinea. At Simandou, feasibility studies are likely to be completed by 2010 for first production to start in 2013 at a rate of 70 Mt/a.

Additional phases of development are being considered to increase production in 50 Mt/a increments to 170 Mt/a.
     Rio Tinto has 1.9 billion tonnes of ore reserves and 12.3 billion tonnes of iron ore resources in the Pilbara. Exploration is targeting to increase the mineralisation inventory to between 20 billion and 30 billion tonnes. Exploration drilling at Simandou has also been active with more than 35,000 metres undertaken in 2007. At Simandou we are targeting to add between eight billion and 11 billion tonnes of iron ore mineralisation to Rio Tinto’s inventory.
     The targeted mineralisation in both the Pilbara and Simandou areas is based on an assessment of tenure areas using surface mapping, drilling results and other information. Technical and economic studies are not complete to enable classification as mineral resources or ore reserves, but results so far provide an indication of just how much potential we have in these areas.
     In aluminium, Rio Tinto Alcan is the global leader in bauxite production and aluminium smelting with low cost capacity derived from a unique combination of sustainable hydropower and industry leading technology. With the commissioning of the Gove expansion and the expansion at the Yarwun refinery in Australia under way, we are also on a path to become the world leader in alumina production, doubling capacity by 2015. The integration with Alcan is expected to yield US$940 million per year in operating synergies by 2009, US$340 million per year more than was estimated at mid year. We have a range of smelter upgrades in Quebec and British Columbia planned, in addition to greenfield projects in Oman, Malaysia, Saudi Arabia, Abu Dhabi and South Africa, plus other projects just entering the development process. Global aluminium demand is growing strongly. Global consumption grew by more than ten per cent in 2007, with Chinese growth at 38 per cent. Besides strong Chinese consumption, increased marginal costs of Chinese supply will continue to support this business. However, we will need to be particularly mindful of the impact of a strong Canadian dollar on this business.
     In copper, Rio Tinto’s most profitable producer, Bingham Canyon in Utah, offers opportunities for growth, could operate until 2036, and hosts a newly discovered world class molybdenum deposit underneath the current open pit. New porphyry mineralisation has also been discovered below the pit walls and there are more exploration targets within three to four kilometres of the open pit. I am especially proud of everything the team at Kennecott Copper has done, from difficult days just a few years ago, to its current success and its promising outlook. Exploration and evaluation at La Granja in Peru has increased the extent of mineralised material several times since Rio Tinto acquired the property in late 2005. This makes it potentially the largest undeveloped copper project in South America with a possible production rate of up to 500,000 tonnes of copper a year by 2014.
     Rio Tinto has a stake in three more of the largest undeveloped copper projects in the world. At Oyu Tolgoi in Mongolia we are targeting to produce up to 440,000 tonnes of copper per year with valuable gold by-products and at Resolution in the US we are targeting an operation of up to 500,000 tonnes per year for 40 years or more. Technical and economic studies are not complete to enable classification of mineralisation of these projects as mineral resources or ore reserves, but our work so far provides an indication of our potential in these areas.
     Exploration, southwest of Oyu Tolgoi, has been very promising with a new discovery called Heruga. We also have a 19.8 per cent interest in the Canadian company that controls the Pebble copper-gold deposit in Alaska, still in the early stages of planning. We are reentering the nickel market with two significant projects – Eagle in Michigan and Sulawesi in Indonesia – that could make us one of the top nickel producers globally. We announced the go-ahead for Eagle a few months ago. First production is scheduled to begin in late 2009.
     The current uranium market outlook is very positive, with prices close to record highs, and Rio Tinto is in an excellent resource position to sustain higher levels of production going forward. With spot prices having risen sixfold since 2004, we have a window of opportunity to lock in higher contract prices over the next several

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8	Rio Tinto 2007 Annual report
Interview with the chief executive

years. We are already the second largest uranium producer in the world and we have identified significant opportunities to expand our business at Energy Resources of Australia and at Rössing.
     In coal, our reserve and resource position is one of the largest in Australia, but performance has been hampered by a lack of infrastructure, the result of a legacy of uncoordinated responses by miners, rail carriers and ports. We hope to see the new government in Australia begin to address this national issue as a matter of the greatest urgency. As infrastructure challenges in New South Wales and Queensland are alleviated and we overcome weather related disruptions, we will enjoy significant brownfield and greenfield expansion capabilities from thermal coal mines such as Clermont and Mount Pleasant and our coking coal mines at Hail Creek and Kestrel. Recently we reaffirmed our commitment to the Australian coal sector with an investment to extend and expand Kestrel. Meanwhile, we continue to explore for coal throughout the world.
     Turning to industrial minerals, we have some exciting growth prospects here as well. We are now beginning to see increasing Chinese demand for titanium dioxide feedstock, as we have been foreshadowing for the past several years. China is estimated to have made up 17 per cent of global titanium dioxide feedstock demand in 2007, and this is growing rapidly. Our mineral sands project in Madagascar is proceeding well. The 750,000 tonnes per year operation is due to come on stream at the end of 2008, producing some of the highest grade titanium dioxide in ilmenite in the world. We’ve increased our feasibility expenditure on the Potasio Rio Colorado potash project which remains subject to final permitting and approval by the board.
     In diamonds, we are making better progress with the Argyle underground development and the Diavik underground project we announced late last year will extend the mine life beyond 2020. Diavik is without doubt the most profitable diamond mine in Canada.

What are your project priorities?

We are focusing on the commodities closely linked to the metals, minerals, and energy intensive stage of development of the world’s growth economies. Our capital expenditure in 2008 and 2009 is expected to be US$9 billion in each year, primarily on projects in iron ore, copper and aluminium. As I outlined above, we have every reason to have confidence in demand growth in these key areas. For example, China’s steel production is now five times more than the amount produced in the US. China is building from scratch a city the size of Brisbane every month. That takes a lot of steel from iron ore, as well as copper, for electrification, aluminium and other metals and minerals. Last year, China consumed over 30 per cent of the world’s aluminium and this consumption grew at 38 per cent.

What are you doing about rising production costs?

We are a global company and we are applying advantages of scale and breadth to improve efficiencies and create value. Working through our One Rio Tinto concept we continue to improve, with greater cohesion and collaboration, as a single operating organisation. We expect to achieve considerable savings by operating common systems across our diverse businesses to leverage off the critical mass of the whole. This proved successful when applied to our safety systems, how we run procurement, and in implementing our business improvement programme Improving performance together (IPT). In the two years of the IPT programme it yielded more than US$800 million of extra value and I fully expect this to continue to grow under One Rio Tinto. We have a target to reduce corporate function costs by US$500 million before 2010. Every effort is being made to capture the benefits of global standardisation and the transfer of best practice between our operations. Our rapid integration of Alcan, with higher than originally targeted synergies, is a great example of these new systems at work.
     I envisage that One Rio Tinto will also allow us to be better positioned to introduce innovative technologies across the Group. We are by our nature a capital and process intensive industry, and we are repositioning ourselves from being a fast follower to a targeted innovator of technology in areas where we can make a difference. An example is our goal of developing a fully automated iron ore mine in the Pilbara within the next five years.
     Our 2007 second half results show that we are doing better than most in stemming the effects of industry inflation.

Where are new opportunities coming from?

In exploration, we believe we’ve had an unrivalled company track record in discovery among the major mining companies. Many of our major value adding projects are the result of exploration successes, which means they were acquired at a very competitive initial investment. For example, La Granja in Peru was acquired for US$22 million plus a minimum investment of US$60 million and has the potential to become one of the world’s largest copper producers. We’ve maintained our commitment to exploration over the years and the consistency of expenditure and activity over the cycle has produced extraordinary results. Looking ahead, our exploration portfolio is an exciting multi-commodity mix of brownfield and greenfield opportunities ranging from iron ore in the Pilbara to bauxite prospects in Brazil, potash in Canada and coking coal in Mongolia. We have an exceptional set of assets and growth opportunities, both in established projects and exploration prospects. We have well trained and motivated people throughout our organisation. And we have a great track record for management delivery in safety, in daily operations and in the execution of our capital projects. We face the future with confidence.

Any reflections on the future?

I’ve inherited a great business and a great organisation. Our primary objective is the creation of further value for our shareholders in a market environment that is nothing short of spectacular. Rio Tinto, with its 135 year heritage of assets, its strong organisation, people and prospects, is well positioned to capitalise on the terrific opportunities available at this point in the market cycle. We cannot rest on our laurels though, and the fast pace of events in 2007 should be seen as a guide to how we have to look to the future, being ever more competitive in an ever more dynamic world. The modernisation of our head office, introduction of our new Rio Tinto brand, and the development of new global systems under a unified One Rio Tinto is all evidence of this vision. I’m very excited about the way things are going and our plans for value creation for the shareholders of Rio Tinto.
     In closing, I would like to express my thanks and appreciation to all Rio Tinto people around the world for their strong support and dedication at this time.

Tom Albanese Chief executive

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Rio Tinto 2007 Annual report	9
Selected financial data

Selected financial data

Sales revenue (a) (e) US$m

Consolidated sales revenue
Share of equity accounted units sales revenue
The figures to the right of the bars are gross sales revenue, which is the sum of the above.

Earnings before interest, taxes, depreciation & amortisation (a) US$m

Capital expenditure (a) US$m

Underlying/adjusted earnings per share (a) (b) (c) US cents

Net earnings per share (a) (b) (c) US cents

Underlying/adjusted earnings (a) (b) (c) US$m

Profit for the year (a) (b) (c) US$m

Cash flows from operations (a) (d) US$m

Cash flows from consolidated operations.
Dividends from jointly controlled entities and associates.
The figures to the right of the bars are the sum of the above.
Dividends declared US cents

Dividends declared UK pence

Dividends declared Australian cents

The special dividend of 110.00 US cents per share (61.89 pence or 145.42 Australian cents per share), declared payable at the same time as the 2005 final dividend, is not included above.

Equity attributable to Rio Tinto shareholders (a) US$m

Total capital (a) US$m

Total capital is defined as Rio Tinto shareholders’ funds plus net debt and outside equity interests.

Margins (a) (c) (e) %

Underlying/adjusted earnings but before interest and tax, as a percentage of gross sales revenue.

Net debt: total capital (a) %

Notes
a	The accounting information for 2004, 2005, 2006 and 2007 in these charts is drawn up in accordance with EU IFRS; but the information for 2003 is as previously reported in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
b	Underlying earnings is the key financial performance indicator which management use internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2007 Full financial statements. Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, EU IFRS requires that the profit for the year reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries.
c	The amounts presented for 2003 are similar measures to underlying earnings, net earnings and profit for the year respectively but drawn up in accordance with UK GAAP. In the UK GAAP financial statements for 2003, they were referred to as adjusted earnings, net earnings and profit on ordinary activities after tax.
d	The analysis of cash flows from operations between equity accounted units (previously joint ventures and associates under UK GAAP) and consolidated operations has been affected by the reclassification of certain operations under EU IFRS.
e	In this report, the sales revenue of parent companies and their subsidiaries is referred to as “Consolidated sales revenue”. Rio Tinto also reports a sales revenue measure that includes its share of equity accounted units, which is referred to as “Gross sales revenue”. This latter measure is considered informative because a significant part of the Group’s business is conducted through operations that are subject to equity accounting.

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10	Rio Tinto 2007 Annual report
Risk factors

Risk factors

The following describes some of the risks that could affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement on page 13.
     Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
     The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group.
     The following highlight the Group’s exposure to risk without explaining how these exposures are managed and mitigated or how some risks are also potential opportunities.

Acquisitions
The Group has grown partly through the acquisition of other businesses and most notably through the acquisition of Alcan Inc. for US$38 billion during 2007. Business combinations commonly entail a number of risks and Rio Tinto cannot be sure that management will be able to effectively integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could have a material and adverse impact on the Group’s costs, earnings and cash flows. Furthermore, the Group may, under the terms of the acquisition, be liable for the past acts or omissions of the acquired businesses in circumstances where the price paid does not adequately reflect the eventual cost of these liabilities.

Divestments
Following the acquisition of Alcan the Group undertook a strategic review which has highlighted approximately US$30 billion of potential divestments and has announced a target of US$15 billion. The Group intends to explore options for the sale of a shortlist of assets but any sales would be value driven and dependent on price. The amount and timing of sale proceeds that might eventually be realised is subject to considerable uncertainty and the Group cannot anticipate by when and by how much its borrowings might be reduced.

Economic conditions
Commodity prices, and demand for the Group’s products, are cyclical and influenced strongly by world economic growth, particularly that in the US and Asia. The Group’s normal policy is to sell its products at prevailing market prices. Commodity prices can fluctuate widely and could have a material and adverse impact on the Group’s asset values, revenues, earnings and cash flows.
     The strong underlying economic conditions and commodity prices have led to a rapid growth in demand for technical skills in mining, metallurgy and geological sciences, and for materials and supplies related to the mining industry, causing skills and materials shortages. The retention of skilled employees, the recruitment of new staff and the purchasing of materials and supplies may lead to increased costs, interruptions to existing operations and to delays in new projects.
     Further discussion can be found on page 14, Business environment, markets and regulations, and on page 55, commodity prices.

Exchange rates
The Group’s asset values, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and areas of operation. The majority of the Group’s sales are denominated in US dollars. The Australian, Canadian and US dollars are the most important currencies influencing costs. The relative value of currencies can fluctuate widely and could have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows. Further discussion can be found under, Exchange rates, reporting currencies and currency exposure on page 54.

Exploration and new projects
The Group seeks to identify new mining properties through an active exploration programme. The Group has also undertaken the development or expansion of other major operations. There is no guarantee, however, that such expenditure will be recouped or that existing ore reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects. In particular, Rio Tinto has commenced or recommenced exploration for and development of new projects in a number of new countries which may increase risks around land and resource tenure.
     The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. Unanticipated delays and project execution complications along with increasing regulatory, environmental and social approvals can result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely affect the economics of a project and, consequently, the Group’s asset values, costs, earnings and cash flows.

Energy cost and supply
The Group’s operations are energy intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising energy costs or by energy supply interruptions. The following factors could materially adversely affect the Group’s energy position: the unavailability of energy or fuel due to a variety of reasons including fluctuations in climate, significant increases in costs of supplied electricity or fuel, interruptions in energy supply due to equipment failure or other causes, and the inability to extend contracts for the supply of energy on economical terms.

Greenhouse gas emissions
Rio Tinto’s smelting and mineral processing operations are energy intensive and depend heavily on coal, oil, diesel and gas. Increasing regulation of greenhouse gas emissions, including the progressive introduction of carbon emissions trading mechanisms, in numerous jurisdictions in which the Group operates could adversely impact access to, and cost of, the Group’s energy supply. Regulation of greenhouse gas emissions in the jurisdictions of the Group’s major customers could also have an adverse effect on the demand for the Group’s products.

Interest rate fluctuations
Increases in benchmark interest rates will likely increase the interest cost associated with the Group’s debt and will increase the cost of future borrowings, which could harm the Group’s earnings and financial condition.

Ore reserve estimates
There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs. Further discussion can be found under Ore reserve estimates on page 57.

Political and community
The Group has operations in jurisdictions having varying degrees of political and commercial instability. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining leases and permits, changes in laws, taxation policies or currency restrictions.

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11	Rio Tinto 2007 Annual report
Risk factors

Commercial instability caused by bribery and corruption in their various guises can lead to similar consequences. Any of these can have a material adverse effect on the profitability or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this occur, it may have a material adverse impact on the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect the Group’s ability to enter into new operations in the country.

Defined benefit pension plans
Certain of the Group’s businesses sponsor defined benefit pension plans. If the assets of these pension plans do not achieve expected investment returns for any fiscal year, such deficiency would result in one or more charges against the Group’s earnings. In addition, changing economic conditions, poor pension investment returns or other factors may require the Group to make substantial cash contributions to these pension plans in the future, preventing the use of such cash for other purposes.

Unions and labour disputes
Some of the Group’s employees are represented by labour unions under various collective labour agreements. The Group may not be able to satisfactorily renegotiate its collective labour agreements when they expire. In addition, existing labour agreements may not prevent a strike or work stoppage at its facilities in the future, and any such work stoppage could have a material adverse effect on the Group’s earnings and financial condition.

Technology
The Group has invested in and implemented information system and operational initiatives. Several technical aspects of these initiatives are still unproven and the eventual operational outcome or viability cannot be assessed with certainty. Accordingly, the costs and benefits from these initiatives and the consequent effects on the Group’s future earnings and financial results may vary widely from present expectations.

Land and resource tenure
The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title) may be unclear and may lead to disputes over resource development. Such disputes could disrupt relevant mining projects and/or impede the Group’s ability to develop new mining properties.

Health, safety and environment
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations as well as community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs all of which can have a material and adverse effect on earnings and cash flows.

Mining operations
Mining operations are vulnerable to a number of circumstances beyond the Group’s control, including natural disasters and unexpected geological variations. These can affect costs at particular mines for varying periods. Mining, smelting and refining processes also rely on mining inputs. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows.

Rehabilitation
Costs associated with rehabilitating land disturbed during the mining process and addressing environmental, health and community issues are estimated and provided for based on the most current information available. Estimates may, however, be insufficient and/or further issues may be identified. Any underestimated or unidentified rehabilitation costs will reduce earnings and could materially and adversely affect the Group’s asset values, earnings and cash flows.

Non managed projects and operations
Where projects and operations are controlled and managed by the Group’s partners, the Group may provide expertise and advice, but it cannot guarantee compliance with its standards and objectives. Improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non managed projects and operations but could also, by association, harm the Group’s other operations and future access to new assets.

Regulation
The Group is subject to extensive governmental regulations in all jurisdictions in which it operates. Operations are subject to general and specific regulations governing mining and processing, land tenure and use, environmental regulations (including site specific environmental licences, permits and statutory authorisations), workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with respective governments and associated acts of parliament. Changes to any regulation or agreement may have an adverse effect on the profitability and viability of an operation.

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Rio Tinto 2007 Annual report	12
Rio Tinto

Rio Tinto

Rio Tinto is a leading international mining group whose business is finding, mining and processing the Earth’s mineral resources. The Group’s interests are diverse both in geography and product. Our activities span the world but we are strongly represented in Australia and North America and we have significant businesses in South America, Asia, Europe and southern Africa. Businesses include open pit and underground mines, mills, refineries and smelters as well as a number of research and service facilities.
     The Group combines Rio Tinto plc, which is listed on the London Stock Exchange, and headquartered in London, and Rio Tinto Limited, which is listed on the Australian Securities Exchange and has executive offices in Melbourne. The Group consists of wholly and partly owned subsidiaries, jointly controlled assets, jointly controlled entities and associated companies, the principal ones being listed in notes 37 to 40 of the 2007 Full financial statements.
     On 31 December 2007, Rio Tinto plc had a market capitalisation of £53.0 billion (US$105.9 billion) and Rio Tinto Limited had a market capitalisation of A$38.3 billion (US$33.5 billion). The combined Group’s market capitalisation in publicly held shares at the end of 2007 was US$139.4 billion.

Objective, strategy and management structure
Our fundamental objective is to maximise the overall long term value and return to our shareholders. We do this by operating responsibly and sustainably in areas of proven expertise such as exploration, project evaluation, mining, smelting and refining where the Group has a competitive advantage.
     Our strategy is to maximise net present value by investing in large, long life, cost competitive mines and processing plants. Investments are driven by the quality of each opportunity, not by the choice of commodity.
     Rio Tinto’s management structure is designed to facilitate a clear focus on the Group’s objective. This structure, reflected in this report, is based on the following principal product and global support groups:

•	Aluminium
•	Copper
•	Diamonds and Industrial Minerals
•	Energy
•	Iron Ore
•	Exploration
•	Technology and Innovation
•	Business Resources

The chief executive of each product group reports to the chief executive of Rio Tinto. Diamonds and Industrial Minerals report to the product group heads of Copper and Energy respectively.

Nomenclature and financial data
Rio Tinto Limited and Rio Tinto plc operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only, since both Companies, and the individual companies in which they directly or indirectly own investments, are separate and distinct legal entities.
     “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, or “SA” have generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited.
     Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the 2007 Full financial statements which are in US$. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements and have been provided solely for convenience; exceptions arise where data, such as directors’ remuneration, can be extracted directly from source records. Certain key information has been provided in all three currencies in the 2007 Full financial statements.
     Rio Tinto Group sales revenue, profit before tax and net earnings and operating assets for 2006 and 2007 attributable to the product groups and geographical areas are shown in notes 31 and 32 to the 2007 Full financial statements. In the Operating and financial report (OFR), operating assets and sales revenue for 2006 and 2007 are consistent with the financial information by business unit in the 2007 Full financial statements.
     The tables on pages 62 to 73 show production for 2005, 2006 and 2007 and include estimates of proved and probable ore reserves and mineral resources. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are in the Glossary on pages 132 to 134. The weights and measures used are mainly metric units; conversions into other units are shown on page 135.

History
Rio Tinto’s predecessor companies were formed in 1873 and 1905. The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto, near Seville in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905 to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
     The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio Tinto Company and The Consolidated Zinc Corporation.
     CRA Limited (formerly Conzinc Riotinto of Australia Limited) was formed at the same time by a merger of the Australian interests of The Consolidated Zinc Corporation and The Rio Tinto Company.
     Between 1962 and 1995, both RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisition.
     RTZ and CRA were unified in 1995 through a dual listed companies structure. This means the Group, with its common board of directors, is designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies.
     In 1997, The RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the Rio Tinto Group. Over the past decade, the Group has continued to invest in developments and acquisitions in keeping with its strategy.
     In 2007, Rio Tinto completed an agreed takeover of the Canadian aluminium producer Alcan Inc. in a US$38 billion transaction that transforms the Group’s aluminium product group into a global leader in aluminium.

Contact details
Rio Tinto’s contact details are shown on page 136 of this report and for purposes of service, its agent in the US is Shannon Crompton, secretary of Rio Tinto’s US holding companies, who may be contacted at Rio Tinto Services Inc., 80 State Street, Albany, New York, 12207-2543.

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13	Rio Tinto 2007 Annual report
2007 Operating and financial report (OFR)

2007 Operating and financial report (OFR)

Rio Tinto’s OFR contains forward looking statements and
attention is drawn to the Cautionary statement below.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING
STATEMENTS
This document includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this document, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
     Such forward looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in the section entitled, “Risk factors” herein. Forward looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward looking statements. These forward looking statements speak only as of the date of this document. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

IMPORTANT INFORMATION
This document contains statements which could be deemed recommendations or solicitations under the US federal securities laws in the context of the pre-conditional offer by BHP Billiton. If BHP Billiton does commence a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, Rio Tinto will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 thereafter and holders of Rio Tinto’s shares and ADRs are advised to read it when it becomes available as it will contain important information. Copies of any such Solicitation/Recommendation Statement and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov and on Rio Tinto’s website at www.riotinto.com.

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14	Rio Tinto 2007 Annual report
2007 Operating and financial report

2007 Operating and financial report

BUSINESS ENVIRONMENT AND MARKETS
Competitive environment
Rio Tinto is a major producer in all the metals and minerals markets in which it operates. It is generally among the top five global producers by volume. It has market shares for different commodities ranging from five per cent to 40 per cent. The competitive arena is spread across the globe.
     Most of Rio Tinto’s competitors are private sector companies which are publicly quoted. Several are, like Rio Tinto, diversified in terms of commodity exposure, but others are focused on particular commodity segments. Metal and mineral markets are highly competitive, with few barriers to entry. They can be subject to price declines in real terms reflecting large productivity gains, increasing technical sophistication, better management and advances in information technology.
     High quality, long life mineral resources, the basis of good financial returns, are relatively scarce. Rio Tinto’s ownership of or interest in some of the world’s largest deposits enables it to contribute to long term market growth. World production volumes are likely to grow at least in line with global economic activity. The emergence of China and eventually India as major economies requiring metals and minerals for development could mean even higher market growth.

Economic overview
The world economy grew by 5.2 per cent in 2007 on a purchasing power parity basis, marking the fifth successive year of global growth in excess of four per cent.
     This extended global economic boom has inevitably not been without its stresses and strains. The implications of some of the excesses driven by previous loose monetary conditions and easy credit availability emerged last year. The full implications of the US housing downturn which started in the second half of 2005 began to be felt last year and this has led to financial market volatility and asset writedowns by some of the major banking institutions. Despite this, the manufacturing sector of the US economy performed well during 2007 and growth across the country averaged 2.2 per cent.
     Growth in the rest of the developed world was reasonably supportive for the mining sector. European Union economies, which in general are not subject to same imbalances as the US, grew above their long run trend rate for the second year in a row. The Japanese economy, whilst volatile and still dependent for growth on external demand, expanded by 1.8 per cent.
     The developed world accounts for around half of global metals demand but its importance to commodity markets is much less than it was as recently as the start of this decade. Changes in demand in other regions – most notably in China, but also increasingly in other emerging countries – has become much more important to the mining sector than cyclical fluctuations in consumption in the developed world.
     So whilst weaker economic growth in the US, Europe and Japan acted to hold down growth in commodity demand last year, the effect of this was more than offset by accelerating economic activity elsewhere. China has been the principal driver behind this change. Its economy expanded 11.4 per cent last year and apparent copper demand in the country rose by close to 30 per cent. Aluminium demand was up a remarkable 40 per cent. Other emerging markets also achieved buoyant growth. The Asia region excluding Japan expanded by eight per cent and Latin America grew by five per cent.
     Given that 2007 started with already depleted stocks, and with the mining industry still struggling to add capacity despite increased levels of capital investment, the macroeconomic conditions outlined above were more than sufficient to generate some further increases in what were already high prices at the start of the year. A number of historic price highs were breached. Slower growth and additions to supply caused some metals prices to fall back in the second half of the year, but a number of bulk and energy commodities prices continued their upwards trajectory.
     Amongst the base metals, lead, tin and nickel registered the greatest increase in annual average prices in 2007 (up 82 per cent,

59 per cent and 65 per cent year on year respectively). Aluminium and copper saw more modest increases of three per cent and six per cent, respectively. Zinc was the only LME metal to return a 2007 average price lower than in 2006, following a sharp sell off through the year.
     Iron ore benchmark prices increased by 9.5 per cent in April but with additions to low cost supply still not keeping pace with demand the market has become even more dependent on high cost Indian and Chinese production. As a result of this and higher freight costs, spot prices for iron ore to China doubled over the course of the year. Benchmark prices are likely to see more of the benefit of these strong market conditions in 2008.
     In February 2008, Rio Tinto noted the announced settlements between another iron ore producer and steelmakers, and indicated it would continue to negotiate for a freight premium to reflect Australia’s proximity to Asia and major customers.
     Australian thermal coal export prices ended the year on a high note of US$90 per tonne due to tight market conditions resulting from diminishing Chinese exports and infrastructure constraints on supply. The average annual price of US$65 per tonne was one third up on the 2006 level. In contrast, average US coal prices in the Powder River Basin were down some 20 per cent on their 2006 level, reflecting softer demand in the US. The star performer amongst energy prices was uranium, with average reported spot prices doubling year on year. Most trade in uranium takes place on longer contracted terms, and these have begun to reflect stronger market conditions.
     Demand for industrial minerals such as borates and titanium minerals has held up well with prices holding steady. The same applies to the diamond market, where supply trends have been supportive of prices.
     One of the beneficiaries of financial uncertainty are often precious metals prices. The average gold price rose 15 per cent in 2007 to US$691 per ounce. Most of this increase took place later in the year and gold finished 2007 selling at record levels of over US$830 per ounce, compared to a 2006 average of around US$602 per ounce.
     Many less widely traded metals have also continued to benefit from firm demand. In particular, the molybdenum price continued its remarkable performance, averaging US$30 per pound in 2007, close to its record level in 2005.

Trend information
The demand for the Group’s products is closely aligned with changes in global Gross Domestic Product. Changes in the GDP of developing countries will have a greater impact on materials such as iron ore and coal that can be used to improve infrastructure, whereas changes in the GDP of developed countries will a have greater impact on industrial minerals that have many applications in consumer products. Copper is used in a wide range of applications from infrastructure to consumer electronics and demand for it has tended to grow in line with or slightly faster than global GDP. Trends in production of the Group’s minerals and metals, gross sales revenue and underlying earnings are set out in this Operating and financial report.

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Rio Tinto 2007 Annual report	15
2007 Operating and financial report

GROUP FINANCIAL PERFORMANCE
The Group uses a number of key performance indicators (‘KPI’s) to monitor financial performance. These are summarised below and discussed later in this report.

KPI	Description	Results
		2007	2006	2005
		US$m	US$m	US$m

Underlying earnings	Underlying earnings is the key financial performance indicator which management use internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2007 Full financial statements. The Group’s underlying earnings for the past three years are discussed below.	7,443	7,338	4,955

Gearing (net debt to total capital)	The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus net debt and outside equity shareholders’ interests. The Group’s approach to capital management is discussed in the Liquidity and capital resources section on page 53 of the Annual Report.	63%	11%	8%

Capital investment	Continuing investment in value adding growth projects.	The Group’s capital projects are listed on pages 17 and 18 of the Annual report

Total shareholder return (‘TSR’)	Total shareholder return measures the Group’s performance in terms of generating shareholder wealth through dividends and the share price. The Group’s TSR performance compared to the FTSE 100 index, the ASX All Ordinaries index and the HSBC Global Mining Index is shown on page 108 of the Remuneration report. The relationship between TSR and executive remuneration is also discussed on page 108 of the Remuneration report.	91.8%	7.6%	78.4%

Acquisition of Alcan
During 2007, the Rio Tinto Group acquired 100 per cent of the issued share capital of Alcan Inc. The total cost of acquisition amounted to US$38.7 billion, including fees. Alcan’s results are included within the Group’s results from 24 October 2007.
     Alcan Inc. is the parent company of an international group of companies involved in bauxite mining, alumina refining, aluminium smelting, engineered products, flexible and specialty packaging, as well as related research and development.
     The Group has decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’. Therefore, the income and cash flow statements for the year exclude amounts relating to Alcan Packaging. Following a company wide strategic review of the combined Rio Tinto and Alcan assets, on 26 November 2007 the intention to divest the Engineered Products business was also announced.

Net earnings and underlying earnings
Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, EU IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. The profit for the period is reconciled to net earnings and to underlying earnings as follows:

	2007	2006	2005
	US$m	US$m	US$m

Profit for the year	7,746	7,867	5,498
Less: attributable to outside equity shareholders	(434)	(429)	(283)

Attributable to equity shareholders of Rio Tinto (net earnings)	7,312	7,438	5,215
Less: exclusions from underlying earnings	131	(100)	(260)

Underlying earnings attributable to shareholders of Rio Tinto	7,443	7,338	4,955

2007 financial performance compared with 2006
Net earnings of US$7,312 million in 2007 were US$126 million below 2006, a decrease of two per cent. Underlying earnings of US$7,443 million were US$105 million above 2006, an increase of one per cent. Underlying earnings per share increased by five per cent in 2007 reflecting the lower number of shares resulting from the share buyback programme in the first half of the year. The principal factors explaining the changes in underlying earnings are shown in the table below.

Changes in underlying earnings 2006 -2007
US$m

2006 Underlying earnings	7,338
Effect of changes in:
Prices	1,364
Exchange rates	(403)
Volumes	516
General inflation	(218)
Cash costs	(442)
Non-cash costs	(201)
Exploration, evaluation and technology costs	(309)
Tax/other	(202)

2007 Underlying earnings	7,443

The effect of price movements on all major commodities was to increase earnings by US$1,364 million. Prices for the major products remained strong throughout the year and were higher overall than those experienced in 2006: average copper prices were six per cent higher whilst average aluminium prices were three per cent higher. The strength of the global iron ore market was reflected in the 9.5 per cent increase in the benchmark price, mainly effective from 1 April 2007. The seaborne thermal and coking coal markets were also strong and strengthened further in the second half.
     Molybdenum prices averaged US$30/lb throughout 2007, an increase of 20 per cent compared with the prior year.
     There was significant movement in the US dollar in 2007 relative to the currencies in which Rio Tinto incurs the majority of its costs. The Australian dollar was 11 per cent stronger, the Canadian dollar was six per cent stronger and the South African rand four per cent weaker. The effect of all currency movements was to decrease underlying earnings relative to 2006 by US$403 million.
     Higher sales volumes predominantly from growth projects increased underlying earnings by US$516 million compared with

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16	Rio Tinto 2007 Annual report
2007 Operating and financial report

2006. The ramp up of new projects in iron ore (including the Yandicoogina and brownfields expansions), higher volumes of copper in concentrate at Escondida from improved grades, higher refined copper sales from the Kennecott Utah Copper (‘KUC’) smelter operating at close to capacity and higher diamond grades at Diavik were the main contributors.
     The Group continued to invest further in the future development of the business with an increased charge to underlying earnings of US$309 million from exploration, evaluation and technology costs. Higher freight and demurrage costs and increased energy costs reduced underlying earnings by US$163 million and US$82 million, respectively. Significant shipping congestion at the port of Newcastle affected coal sales with a resulting impact on costs at Rio Tinto Coal Australia, through higher demurrage and a higher unit cost of sale. General inflation and mining inflation increased costs by US$218 million and US$140 million respectively as higher contractor, maintenance and input costs were experienced throughout the Group, notably in the iron ore and copper operations, as industry supply constraints persisted.
     An increase in non cash costs reduced 2007 earnings by US$201 million compared with 2006, following the completion of several large capital investment projects.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 25.7 per cent compared with 24.2 per cent in 2006. The tax charge in 2007 was reduced by US$392 million as a result of the impact of the reduction in the Canadian tax rate enacted in December 2007 on deferred tax provisions. The 2006 tax rate benefited from US$335 million of US Alternative Minimum Tax credits, which were recognised on the balance sheet as a result of improved prospects for recovery of these from future taxable earnings from the Group’s US operations, as well as the utilisation of US$140 million of previously unrecognised tax assets.
     Alcan’s contribution to underlying earnings for the nine weeks to 31 December 2007 was US$424 million, including a benefit relating to the change in the Canadian tax rate as described above. Exploration divestments increased 2007 underlying earnings by US$139 million relative to 2006. A higher interest charge from an increase in net debt following the Alcan acquisition reduced earnings by US$248 million relative to 2006. These variances and the tax variances referred to above are included within the US$202 million adverse variance for ‘Tax/other’.

2006 financial performance compared with 2005
Net earnings of US$7,438 million in 2006 were US$2,223 million above 2005, an increase of 43 per cent. Underlying earnings of US$7,338 million were US$2,383 million above 2005, an increase of 48 per cent. Underlying earnings per share, which increased by 52 per cent, also reflected the lower number of shares resulting from the share buyback programme. The principal factors explaining the changes in underlying earnings are shown in the table below.

US$m

2005 Underlying earnings	4,955
Effect of changes in:
Prices	3,068
Exchange rates	(35)
General inflation	(174)
Volumes	(135)
Cash costs	(629)
Non cash costs	(66)
Exploration, evaluation and technology costs	(46)
Tax/other	400

2006 Underlying earnings	7,338

The effect of price movements on all major commodities was to increase earnings by US$3,068 million. Prices for the major products remained strong throughout the year and were considerably higher than those experienced in 2005: average copper prices were 84 per cent higher whilst average aluminium prices were 35 per cent higher. The strength of the global iron ore market was reflected in the 19 per cent increase in the benchmark price, mainly effective from 1 April 2006. The seaborne thermal coal market was also strong, although it weakened in the second half.
     Molybdenum prices averaged US$25/lb throughout 2006, a decline of 20 per cent compared with the prior year.
     The net effect of changes in average levels of exchange rates against the US dollar for those currencies influencing the Group’s costs was to reduce underlying earnings relative to 2005 by US$35 million.
     Lower sales volumes decreased underlying earnings by US$135 million compared with 2005. As anticipated, significantly reduced volumes from lower grades at Grasberg impacted earnings by US$355 million year on year. This more than offset higher volumes at other operations. The ramp up of new projects in iron ore (including the Yandicoogina and brownfields expansions), higher copper in concentrate volumes from improved grades and throughput at Northparkes, higher ore grades and the commencement of sulphide leach production at Escondida, along with higher molybdenum and gold production at KUC, were the main contributors. Record volumes of thermal coal sales at Rio Tinto Energy America and alumina at Yarwun, also contributed to higher volumes. Lower sales volumes were recorded at Argyle with a build up of diamond inventories due to softer market conditions, at Kennecott Minerals from lower grades at Cortez, and at Hail Creek from lower coking coal volumes in response to lower customer demand.
     Excluding the effects of general inflation, higher costs reduced earnings by US$741 million, of which US$77 million was the result of higher energy costs. Ongoing acute shortages in the mining industry, in particular in the Pilbara, continued to put pressure on costs. Costs at KUC were affected by an extended, scheduled smelter maintenance shutdown whilst Escondida experienced higher wages, following the strike in August. Significant shipping congestion at the port of Newcastle affected coal sales in the second half of the year with a resulting impact on costs at Rio Tinto Coal Australia, through higher demurrage and a higher unit cost of sale.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 24.2 per cent compared with 29.2 per cent in 2005, following the recognition of US$335 million of US Alternative Minimum Tax (AMT) credits expected to be utilised in future years. This reflected improved projections of long term taxable earnings from the Group’s US operations. Additionally, the high levels of profit generated by the Group’s US operations in 2006 resulted in the realisation of US$140 million of previously unrecognised deferred tax assets in the year. Deferred tax provisions decreased by US$46 million as a result of a reduction in Canadian tax rates. These favourable tax variances are included within the favourable variance of US$400 million for ‘Tax/other’.

Exclusions in arriving at underlying earnings 2005–2007
Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year on year results below.

	2007	2006	2005
US$m		US$m	US$m

Profit less losses on disposal of interests in businesses	1	3	311
Impairment reversals less (charges)	(113)	44	4
Exchange gains/(losses) on US$ net debt and intragroup balances (including those relating to equity accounted units)	156	(14)	(99)
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (including those relating to equity accounted units)	34	30	(40)
Other exclusions	(209)	37	84

Total excluded in arriving at underlying earnings	(131)	100	260

In 2007 an impairment charge of US$328 million after tax was recognised at Argyle following a decline in value as a result of large increases in the estimated capital costs of the underground project. This was partly offset by the reversal of the residues of the impairments of Tarong Coal and Palabora.

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Rio Tinto 2007 Annual report	17
2007 Operating and financial report

     Other exclusions from underlying earnings in 2007, a charge of US$209 million, mainly comprised non-recurring consequences of the Alcan acquisition, including integration costs. Of this total, US$146 million resulted from the sale of Alcan inventories that were revalued based on selling prices at the date of acquisition.
     Net earnings in 2006 included net impairment reversals totalling US$44 million. Impairments were reversed at KUC and IOC which more than offset impairment charges at Argyle and Tarong Coal.
     Exchange gains and losses on US dollar net debt and intragroup balances that are recorded in the Group’s income statement,

CAPITAL PROJECTS
Rio Tinto is investing heavily in future growth opportunities from the Group’s broad portfolio of assets. Major projects completed in 2007, together with ongoing projects are summarised below.

together with gains and losses on currency and interest rate derivative contracts that do not qualify as hedges under EU IFRS, are excluded from underlying earnings. In 2007, these items produced a gain of US$190 million (2006: a gain of US$16 million) reflecting the weakening of the US dollar against the Australian and Canadian dollars.
     In 2005, gains from disposals of interests in businesses amounted to US$311 million, relating mainly to the sale of Rio Tinto’s interests in the Labrador Iron Ore Royalty Income Fund and in Lihir Gold.

Project	Estimated cost	Status/Milestones
(100% basis)

Completed in 2007

Iron ore – Expansion of Hamersley’s (Rio Tinto share 100%) Mount Tom Price mine to 28 million tonnes per annum capacity.	US$226m	Project completed in March 2007.

Iron ore – Brownfields mine expansion of Hamersley’s (Rio Tinto 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum.	US$530m	First ore was produced in May 2007, with the project completed at the end of the third quarter of 2007 on time and on budget.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Dampier port (Phase B) from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.	US$803m	This project was completed at the end of 2007 on schedule and on budget.

Iron ore – Hope Downs development (Rio Tinto share: 50% of mine and 100% of infrastructure). Construction of 22 million tonnes per annum mine and related infrastructure.	US$980m	First production occurred in November 2007, three months ahead of schedule. The first train load took place in December 2007.

Ongoing

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1 pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pit mining thereafter.	US$170m	The project was approved in February 2005 and work on the pushback continues. The pebble crushing unit was commissioned in the third quarter of 2006.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT in Canada.	US$1.0bn	Construction is under way. The budget was revised in 2007. First production is expected at the end of 2008.

Alumina – Expansion of the Gove Alumina Refinery (Rio Tinto 100%) from 2.0 to 3.8 million tonnes per annum.	US$2.3bn	Approved in September 2004, the expansion is expected to reach full nameplate capacity by the end of 2008.

Aluminium – Development of the 370,000 tonne per annum greenfield Sohar smelter in Oman (Rio Tinto 20%).	US$1.7bn	Approved in February 2005, first production is expected in the third quarter of 2008.

Aluminium – Aluminium spent pot lining recycling plant in Quebec (Rio Tinto 100%).	US$180m	Approved in September 2006, the plant is expected to begin pot lining treatment operations in the second quarter of 2008.

Gold – Development of Cortez Hills (Rio Tinto 40% as at 31 December 2007; on 21 February 2008, Rio Tinto entered into an agreement to sell its interest in Cortez).	US$504m	Approved in September 2005, the project continues to focus on permitting requirements. The project is on time and on budget.

Uranium – Rössing (Rio Tinto 68.6%) uranium mine life extension to 2016.	US$112m	Approved in December 2005, works are on schedule and on budget to prolong the life of the mine to 2016 and beyond. The mine life extension estimate remains at US$82 million with US$30 million of sustaining capital expenditure.

Diamonds – Argyle (Rio Tinto 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	US$1.5bn	Approved in December 2005, the underground development consisting of 34 km of tunnels and excavations is currently 40% complete. Construction of the major underground infrastructure will commence in February 2008. Full production from the underground mine is on schedule to be achieved by December 2010.

Copper – Northparkes (Rio Tinto 80%) E48 block cave project extending mine life to 2016.	US$160m	Approved in November 2006. Underground development has commenced and is on schedule for May 2009 production start.

Energy – Clermont (Rio Tinto 50.1%) will produce 12.2 million tonnes per annum, replacing Blair Athol.	US$750m	Approved in January 2007, first shipments are expected in the second quarter of 2010 with full capacity being reached in 2013.

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18	Rio Tinto 2007 Annual report
2007 Operating and financial report

Estimated	Estimated cost	Status/Milestones
(100%)

Ongoing (continued)

Iron ore – Cape Lambert port expansion (Rio Tinto 53%) from 55 to 80 million tonnes per annum and additional rolling stock and infrastructure.	US$952m	Approved in January 2007, the project is forecast to be complete by the end of 2008, with progressive capacity ramp up in the first half of 2009. The estimated capital cost now includes US$92m for additional rolling stock and infrastructure.

Iron ore – Wharf upgrade and shiploader replacement at East Intercourse Island (Rio Tinto 100%).	US$65m	The project is in progress and is expected to be complete by May 2009.

Alumina – Expansion of Yarwun Alumina Refinery from 1.4 to 3.4 million tonnes per annum.	US$1.8bn	Approved in July 2007, the expansion will more than double annual production at Yarwun and is expected to come onstream by 2011.

Iron ore – Expansion of Hope Downs Stage 2 (Rio Tinto 50%) from 22 to 30 million tonnes per annum.	US$350m	Approved in August 2007, the expansion will be complete by early 2009.

Recently approved

Diamonds – Construction at Diavik (Rio Tinto 60%) of an underground mine.	US$787m	Capital investment of US$563 million was approved in November 2007 in addition to US$224 million invested in 2006-2007 for the feasibility studies and related capital projects. First production from the underground mine is expected to commence in 2009.

Iron ore – Mesa A development (Rio Tinto 53%): construction of a 25 million tonne per annum mine and related infrastructure.	US$901m	Approved in November 2007, the mine is forecast to be completeby 2010 with a progressive ramp up to 25 million tonnes per annum by 2011.

Iron ore – Brockman 4 development (Rio Tinto 100%): construction of a 22 million tonne per annum mine (Phase A) and related infrastructure.	US$1,521m	Approved in November 2007, Phase A of the project, to 22 milliontonnes is forecast to be complete by 2010, with scope to expand further to 36 million tonnes per annum by 2012.

Coking coal – extension and expansion of Kestrel mine (Rio Tinto share 80%).	US$991m	Approved in December 2007, the investment will extend the life of the mine to 2031 and increase production to an average of 5.7mtpa.

Nickel – Development of Eagle nickel mine in Michigan, US.	US$300m	Approved in December 2007, this high grade nickel and copper mineis expected to commence production in late 2009, delivering 16,000tonnes of nickel per annum over a seven year period.

Aluminium – Replacement of overhead cranes and upgrade of crane runways on Lines 1 and 2 at Boyne Smelters (Rio Tinto 59.4%).	US$270m	Approved in January 2008, the mobile cranes and associatedrunways on reduction Lines 1 and 2 will be replaced. The project is estimated to be completed by late 2010.

Aluminium – Replacement of Lines 1 and 2 carbon bake furnace at Boyne Smelters (Rio Tinto 59.4%).	US$347m	Approved in January 2008, the carbon baking furnace that supplies anodes to Lines 1 and 2 will be replaced. The project is estimated to be completed by mid 2011.

Group financial results by product group
The table below summarises the Group’s underlying earnings by product group for each of the three years to 2007. These are discussed on pages 19 to 51 of the Annual report.

	2007	2006	2005
	US$m	US$m	US$m

Iron Ore	2,651	2,251	1,722
Energy	484	706	730
Aluminium	1,097	746	392
Copper	3,479	3,538	1,987
Diamonds and Industrial Minerals	488	406	438
Other operations	15	33	40
Other items	(526)	(241)	(186)
Exploration and evaluation	20	(84)	(124)
Net interest	(265)	(17)	(44)

Group underlying earnings	7,443	7,338	4,955
Exclusions from underlying earnings	(131)	100	260

Net earnings	7,312	7,438	5,215

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Rio Tinto 2007 Annual report	19
2007 Operating and financial report

Aluminium group

STRATEGIC OVERVIEW
Alcan Inc. (Alcan) joined the Rio Tinto Group on 23 October 2007. The total cost of the acquisition amounted to US$38.7 billion, including fees. The expanded aluminium product group, formed by the combination of Alcan and Rio Tinto’s existing aluminium assets, was renamed Rio Tinto Alcan (RTA).
     RTA comprises closely integrated, high quality bauxite, alumina and aluminium businesses with a broad global reach. The business is founded on large reserves of the mineral bauxite, which is refined into the intermediate product alumina, before being smelted into aluminium metal. RTA is a world leader in the production of bauxite and aluminium, with a defined pathway to becoming the largest producer of alumina through the commissioning of the Gove refinery expansion and current expansion of the Yarwun refinery, both in Australia.
     RTA is an industry leader in technology which, combined with an ownership position in clean hydro-electric generating capacity of 3,689 megawatts (MW), provides a significant, sustainable competitive advantage of increasing value in a carbon constrained world. The combined group has one of the industry’s most extensive bauxite mine, alumina refinery and aluminium smelter development portfolios, comprising 16 major projects in 13 countries.
     RTA’s strategy is to maximise shareholder return whilst achieving excellence in health, safety and environmental performance; maximising value generated from existing assets; and optimising and opportunistically growing the bauxite, alumina and aluminium businesses. RTA uses its dedicated business improvement programme, called Lean Six Sigma, to improve operations, process stability and eliminate waste.
     RTA is currently organised into four business units – Bauxite & Alumina, Primary Metal, Engineered Products and Packaging. In the announcement of Rio Tinto’s offer for Alcan in July 2007, it was disclosed that it had been agreed with Alcan that the Packaging business would be divested. The Packaging business has therefore been classified as an Asset held for sale and its results for the period since acquisition have not been included in the earnings of the Rio Tinto Group.
     RTA’s financial results include Alcan businesses from 24 October 2007. On this basis, in 2007 RTA contributed 22 per cent of Rio Tinto’s gross sales revenue and 15 per cent of its underlying earnings. As at 31 December 2007, RTA accounted for 63 per cent of Rio Tinto’s operating assets.
     At year end, RTA employed 71,600 people of whom 67,000 joined the group with Alcan. About 25,000 employees are employed in the Bauxite & Alumina and Primary Metal business units and approximately 45,000 employees in the Engineered Products and Packaging businesses.
     Dick Evans, chief executive, Rio Tinto Alcan, is based in Montreal, Canada.

DIVESTMENTS
As part of Rio Tinto’s offer for Alcan on 12 July 2007, it was announced that the Packaging business would be divested. Following a company wide strategic review of the combined Rio Tinto and Alcan assets, on 26 November 2007 the intention to divest the Engineered Products business was also announced.

INTEGRATION OF ALCAN
Rio Tinto’s offer for Alcan on 12 July 2007 aimed at after tax synergies of US$600 million per annum by the end of 2009. Within the parameters of relevant takeover regulations, intensive and cooperative integration efforts were made between 12 July and 23 November 2007 which resulted in an increase in the targeted after tax synergies to US$940 million per annum by the end of 2009. A rigorous and comprehensive integration plan is being progressively executed and is overseen by an Integration Steering Committee and an Integration Management Office.

Mined (Rio Tinto share) million tonnes Bauxite

Reserves (Rio Tinto share) million tonnes Bauxite

Production (Rio Tinto share) ’000 tonnes Alumina

Production (Rio Tinto share) ’000 tonnes Aluminium

Underlying/adjusted earnings contribution* US$m Rio Tinto Aluminium

Underlying earnings 2005-2007 US$m

*A reconciliation of the net earnings with underlying earnings for 2005, 2006 and 2007 as determined under EU IFRS is set out on page 15. Adjusted earnings for 2003 have been determined under UK GAAP. All amounts presented by the product groups exclude net interest and other centrally reported items.

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20	Rio Tinto 2007 Annual report
2007 Operating and financial report

SAFETY
An important factor in Rio Tinto’s acquisition of Alcan was alignment across both businesses on the importance of safety. While philosophies were similar, Alcan’s definitions were different to those used by Rio Tinto and hence 2007 performance is not comparable. Moving forward, former Alcan operations will adopt Rio Tinto definitions and consolidated data will be presented from 2008.
     Regrettably a metal merchant was fatally injured at an Engineered Products operation in December. Alcan’s Recordable Case Rate at the end of 2007 represented a 28 per cent reduction over 2006 and an 84 per cent reduction compared to 2001. This performance was 23 per cent better than Alcan’s target for the period. The Lost Time Injury Illness Rate also declined by 26 per cent but remained eight per cent short of the 2007 target.
     Some notable examples of Alcan’s success in reducing these rates include controlling hazardous energy sources from upstream operations and development and roll out of large scale man machine interface programmes in downstream operations.
     The former Rio Tinto Aluminium business recorded its best ever safety performance in 2007. The All Injury Frequency Rate improved by 26 per cent over 2006 and the number of Lost Time Injuries reduced by 30 per cent compared to the previous year. During the year New Zealand Aluminium Smelters was awarded the Rio Tinto Chief Executive’s Safety Award and Weipa received the award for the Most Improved Site. In 2007, the Safety Leadership Development Programme was introduced across the business and implementation of the Health, Safety and Environment Quality Management System continued.

All injury frequency rate 2003 – 2007 (per 200,000 hours)

GREENHOUSE GAS EMISSIONS
The former Rio Tinto Aluminium sites have approached meeting greenhouse gas (GHG) and energy targets by planning improvements in the key metrics of net carbon ratio, anode effects, power efficiency and fuel use. Projects are undertaken to improve overall site performance, including cost and production, in addition to supporting GHG and energy targets. There are a considerable number of individual projects being undertaken through the business improvement system, each supported by a detailed plan of activities to bridge the gap between current and targeted performance.
     To track and encourage focus on target performance, Rio Tinto Aluminium for several years produced and distributed to its management team quarterly tracking of target performance at all sites. Comparing 2007 actual performance with the 2008 targets shows Anglesey is meeting both energy and GHG target performance, Weipa is meeting energy targets and so is Boyne Island Smelters. Other sites are currently not meeting 2008 targets.
     Alcan’s total greenhouse gas emissions were 27.8 million tonnes of CO2 equivalent in 2007, calculated on an equity share basis, representing a four per cent improvement in on site greenhouse gas emissions per tonne of product over a 2005 baseline as a result of efficiency improvements, retrofitting best in class technology and shutdown of some underperforming operations. It is anticipated that the contribution of Alcan will be lower when reported under Rio Tinto greenhouse gas accounting rules. The new RTA is expected to make up about two thirds of Rio Tinto’s gas emissions in the future.
     The expanded RTA group will prepare and present revised plans, incorporating activities and costing, for all assets. The group will combine the best ideas from both Rio Tinto and Alcan and enjoy the benefit of a high percentage of low GHG intensity power sourced from hydro-electricity.

FINANCIAL PERFORMANCE
2007 compared with 2006
In 2007, RTA’s contribution to the Group’s underlying earnings was US$1,097 million, an increase of 47 per cent. The higher contribution was due mainly to the one off impact of the reduction in the Canadian tax rates attributable to the Alcan businesses, but also benefited from higher aluminium prices. The average aluminium price in 2007 was US$2,646 per tonne compared with US$2,557 per tonne in 2006. The performance excludes results from the Packaging business as it is classified as a discontinued operation.

2006 compared with 2005
In 2006, the former Rio Tinto Aluminium’s contribution to the Group’s underlying earnings was US$746 million, an increase of 90 per cent. Higher aluminium prices resulted in earnings increasing by US$451 million, with the average aluminium price in 2006 at US$2,557 per tonne compared with US$1,896 per tonne in 2005.

BAUXITE & ALUMINA OPERATIONS
Bauxite
Bauxite production capacity more than doubled during the year, with the group’s wholly owned bauxite mine at Weipa (Australia) being joined by Alcan’s four operating bauxite mines from around the world (Australia, Brazil, Ghana and Guinea). At year end, RTA’s bauxite production capacity was the largest in the industry, at 34.4 million tonnes per annum, up from 16.5 million tonnes in 2006.

The RTA bauxite business benefits from the following:
•	The largest reserves and resources in the industry which should ensure sufficient bauxite supply to sustain the group’s long term growth strategy.
•	Regional concentration of reserves (Weipa, Ely, Gove) which should provide the basis for optimisation opportunities going forward.
•	Scope for expansion of annual production which should underpin expected future alumina production growth.
•	Interests in three of the four largest mines in the world (Weipa, Porto Trombetas and Sangaredi), located in the top three bauxite reserve countries (Australia, Brazil and Guinea).
•	Annual production capacity that not only supports internal alumina production, but allows significant sales to third parties.

The Weipa mine located on Cape York, Australia contains reserves of 1,224 million tonnes and resources of 2,219 million tonnes. It has an annual production capacity of 18.2 million tonnes and is by far the largest bauxite mine in the group. In 2007 the mine increased its production capacity by 1.7 million tonnes from 16.5 million tonnes as the result of commissioning of a second shiploader in late 2006. Alcan’s Ely mining lease is situated adjacent to Weipa and is included in the reserves and resources figures for Weipa. Bauxite from Weipa is either shipped to Gladstone for processing at the group’s wholly owned Yarwun refinery and 80 per cent owned Queensland Alumina Limited (QAL) refinery or sold to third parties.
     RTA’s other Australian mine, at Gove contains reserves of 143 million tonnes and resources of 83 million tonnes. It has an annual production capacity of 6.9 million tonnes and is co-located with the group’s Gove alumina refinery in the Northern Territory, Australia. Output from the mine is consumed mainly by the refinery, although some amounts are sold to third parties.
     RTA owns 12.0 per cent of the Porto Trombetas mine in Brazil. Its share of reserves is 20 million tonnes and share of resources 53 million tonnes, constituting a share of annual production capacity of 2.1 million tonnes. Across the Atlantic, RTA owns 22.9 per cent of the Sangaredi mine in Guinea and 80 per cent of the Awaso mine in Ghana, constituting shares of annual production capacity of 6.2 million tonnes and 1 million tonnes respectively. The reserves and resources positions of these African mines are currently under

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Rio Tinto 2007 Annual report	21
2007 Operating and financial report

review, although Sangaredi has a current disclosed resource (RTA share) of 151 million tonnes.

Alumina
The addition of Alcan’s assets during 2007 boosted RTA’s total alumina production capacity almost threefold, from 3.2 million tonnes per annum in 2006 to 8.3 million tonnes at the end of 2007. In addition to increasing smelter grade alumina refining capacity, the Alcan assets included specialty alumina production capacity of 740,000 tonnes per annum. Specialty alumina represents a range of products that is used extensively in a wide range of industrial and consumer applications.
     The combination of Rio Tinto and Alcan has created an alumina business which is balanced in terms of internal alumina demands from the Primary Metal aluminium business. This is important as a balanced or long net alumina position prevents the group from being negatively exposed to periodic alumina price spikes.

Additional advantages of the RTA alumina business include:
•	Demonstrated technological capability backed by a strong research and development team.
•	Ownership of the Gove, Yarwun and QAL alumina refineries located in north eastern Australia, which along with the Weipa and Gove bauxite mines offer significant scope for optimisation as experience, best practices and supply chain benefits are shared.
•	A modern set of assets with expansion optionality.
•	Deployment of the latest technology in significant expansions at Gove and Yarwun.

The Gove refinery is a wholly owned two million tonnes per annum plant which is in the final stages of a 1.8 million tonnes per annum expansion. It is expected to take overall capacity to 3.8 million tonnes per annum by the end of 2008. The refinery is located next to the Gove bauxite mine. Associated infrastructure includes a deep water port, township and oil fired power station. Following completion of the expansion, the Gove refinery is expected to operate in the second quartile of the industry cash cost curve. Alternative energy sources are currently being evaluated for use at Gove, which could result in a significant further reduction in cash operating costs.
     The wholly owned Yarwun refinery, located in Gladstone, Australia, has current nameplate capacity of 1.4 million tonnes per annum. On 3 July 2007, Rio Tinto Aluminium announced an expansion of the Yarwun refinery to increase capacity to 3.4 million tonnes per annum. First shipments are expected in the second half of 2010. An important feature is the inclusion of a gas fired cogeneration facility. Gas will become the primary fuel source, demonstrating RTA’s ongoing commitment to reducing greenhouse gas emissions and improving energy efficiency. There remains potential for the refinery to be ultimately expanded to over four million tonnes per annum. Following completion of the proposed Yarwun expansion, the refinery is expected to operate in the second quartile of the industry cash cost curve.
     The combination of Rio Tinto and Alcan has resulted in an 80 per cent interest in QAL, an increase from 38.6 per cent at the end of 2006. QAL, also located in Gladstone, Australia, is one of the world’s largest alumina refineries, with a capacity of just under four million tonnes per annum. QAL operates in the second quartile of the industry cash cost curve and has opportunities for further development.
     Outside Australia, RTA wholly owns the 1.3 million tonne per annum Jonquière refinery in Quebec, Canada and the Gardanne refinery in France, which produces mainly specialty alumina, but also has capacity to produce 150,000 tonnes of smelter grade alumina per annum. Both refineries are placed in the fourth quartile of the industry cash cost curve. Other wholly owned refinery operations relate to specialty alumina, in which four smaller plants combine with Gardanne and part of Jonquière to provide around 740,000 tonnes of annual production capacity.
     RTA owns a ten per cent share of the Sao Luis (also known as Alumar) refinery in Brazil, which has a current capacity of 1.5 million tonnes per annum. The refinery is currently undergoing a 2.1 million tonnes per annum expansion, of which RTA’s contribution is expected to be approximately US$200 million and which is expected to be completed during 2009. Once completed, the refinery is expected to operate in the first quartile of the industry cash cost curve.

2007 operating performance
Bauxite production during 2007 included output from Alcan’s bauxite mines from 24 October 2007. Accordingly, total production for 2007 of 21 million tonnes exceeded 2006 production by 29 per cent.
     Production of bauxite at Weipa reached record levels in 2007, at 18.2 million tonnes (beneficiated and calcined), 12 per cent higher than in 2006. Increased capacity from the commissioning of the second shiploader in late 2006 was the major contributor to Weipa’s improved production capability. Adverse weather conditions that impacted production in early 2006 did not occur in 2007. Weipa bauxite shipments rose by 15 per cent, to 18.2 million tonnes.
     Rio Tinto Aluminium advised its calcined bauxite customers in December 2006 that it would withdraw from the production of calcined bauxite by 2008 after 40 years of providing this product to the abrasives and oil and gas exploration industries. Calcined bauxite represents about one per cent of Weipa’s total bauxite production.
     To meet the increased transport needs for bauxite and alumina, Rio Tinto has committed US$210 million to the purchase of five new post Panamax bulk ore carriers to be used on the Weipa to Gladstone run and for international trade. These ships are being built in Japan. The first ship, “Wakamatha” was delivered in the third quarter of 2007. In 2007, Weipa’s improved safety performance was recognised with a Chief Executive’s Safety Award.
     As is the case with bauxite production, 2007 alumina production included the output of Alcan’s alumina refineries from 24 October 2007. Smelter grade alumina production for 2007 was therefore 15 per cent higher than in 2006 at 3.73 million tonnes. The addition of Alcan’s specialty alumina business during 2007 provided 144,000 tonnes of production from 24 October 2007.
     The Yarwun refinery produced at higher levels than 2006 being the first full year of operation since the plant ramped up to nameplate capacity.
     On 31 October 2007, RTA announced that it had reached an agreement with Norsk Hydro ASA to expand its alumina supply to Hydro Aluminium from 500,000 tonnes of alumina per annum to 900,000 tonnes from 2011 to the end of the contract. Under a 20 year contract signed in 2003 with Norsk Hydro, RTA is committed to supplying Hydro Aluminium with 500,000 tonnes of alumina per annum from 2006 until 2030. The new contract underpins RTA’s decision to expand the Yarwun alumina refinery and is consistent with its strategy of maximising the value of RTA’s world class bauxite deposits at Weipa.

PRIMARY METAL OPERATIONS
The addition of Alcan aluminium smelters to the Rio Tinto Group created the world’s premier primary aluminium producer, with year end capacity of 4.1 million tonnes per annum representing nearly five times the group’s 2006 production capacity of 853,700 tonnes.
     The transformation of this business during 2007 was significant. Aside from the enormous increase in primary aluminium smelting capacity, the business added one partly owned and 11 wholly owned power facilities, boosting owned electricity generation capacity by 620 per cent to twice the industry average. In addition, a range of businesses related to aluminium smelting (including technology sales and service, engineering services, smelting equipment sales and smelting consumables production) were added.

Smelting facilities
As of 31 December 2007 the business unit comprised 25 smelters in 11 countries, the vast majority of which are located in OECD countries. The former Rio Tinto Aluminium consisted of interests in four smelters in three countries.

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2007 Operating and financial report

     As with any commodity business, the position on the global cash cost curve is important in determining the relative profitability of operations within the industry. In this regard, RTA enjoys an excellent position, with the world’s largest share of first quartile production capacity and an overall average position at the low end of the second quartile. This position is particularly noteworthy given the number of RTA facilities and the enormous scale of total production capacity. The RTA smelting system has around half of its capacity located in the first quartile of the industry cash cost curve, with another third in the second quartile. Only one fifth of RTA’s current smelting capacity lies in the higher cost part of the industry cash cost curve. This is expected to prove increasingly valuable as the industry’s average cash costs rise as expected, influenced by factors such as rising energy costs, potential Chinese currency revaluations and possible greenhouse gas emission costs.

Key reasons for RTA’s excellent position on the global aluminium cash cost curve include:
•	Ownership and utilisation of industry leading AP series pre-bake cell technology, one of the most efficient aluminium smelting technologies in the world from an energy and operating cost perspective.
•	Ownership of around half of the smelting group’s electricity generation needs, compared to an industry average of around 30 per cent.
•	The existence of a modern smelter fleet, with over 70 per cent of overall smelting capacity being less than 30 years old, a significantly greater proportion than the industry average.
•	Operational expertise, as demonstrated during the period since 2001 by both improving safety trends and an ability to extract on average 1.1 per cent per annum production capacity improvement, compared to an industry average over the same period of 0.5 per cent.

The group’s largest concentration of smelting assets is located in Canada. RTA has ownership interests in nine smelters in Canada, seven of which are wholly owned and all but one of which are located in the Province of Quebec. Total annual production capacity in Canada, resulting from the acquisition of Alcan, is 1.77 million tonnes as at 31 December 2007. All of this capacity is powered by clean, renewable hydro-electricity, the majority of which is self owned.
     In the Oceania region, RTA has ownership interests in four smelters, three in Australia and one in New Zealand. The Bell Bay smelter in Australia is wholly owned, while ownership interests range from 52 to 79 per cent in respect of the other three facilities. The total annual attributable production capacity in this region is 1.06 million tonnes as at 31 December 2007, an increase of 37 per cent over the prior year mainly due to the addition of a 51.6 per cent interest in Australia’s Tomago smelter as a result of the combination with Alcan.
     RTA also has a substantial presence in Europe with ownership interests in eight smelters, principally in France and the UK. The annual production capacity at the end of 2007 was one million tonnes, an increase of over 1,200 per cent due to the combination with Alcan. Two of the smelters in the UK totalling 221,000 tonnes of annual capacity are powered by wholly owned electricity generation facilities. The Lannemezan smelter in France, which had a capacity of 25,000 tonnes as at 31 December 2007, will be closed during the first half of 2008.
     In addition to Canada, Oceania and Europe, RTA wholly owns one smelter in the United States, which, together with interests in smelters in Cameroon and China, represents annual production capacity of 324,000 tonnes as at the end of 2007. Alcan Ningxia Aluminum Company Limited (Ningxia), in which RTA holds a 50 per cent stake in the pre-bake Line 3, is one of the lowest cost aluminium producers in China. Further, the group retains a 20 per cent stake in the 350,000 tonne per annum Sohar smelter in Oman, which is on track to be commissioned during 2008. The smelter will utilise RTA’s AP35 technology which, together with RTA operational expertise, will contribute toward the expected position of the smelter in the first quartile of the industry cash cost curve.

Power facilities
Given the long term nature of a smelter investment, and the fact that electricity costs usually represent around one quarter of industry average smelting cash costs, a secure, long life and competitively priced electricity supply is of vital importance in the aluminium smelting industry. In this respect, RTA is very favourably positioned. As at 31 December 2007, RTA owns electricity generating capacity of 5,076 MW, up from 706 MW at the end of 2006. The group owns generation capacity sufficient to meet around half of its electricity needs, a proportion far above the industry average, while long term power purchase contracts account for a further 46 per cent. An additional advantage is that 75 per cent of the total RTA electricity supply is non fossil fuel based hydropower and nuclear power.
     As with the aluminium smelters, the significant majority of RTA’s power facilities are located in Canada. Six separate wholly owned power stations located on the Peribonka and Saguenay rivers in Quebec comprise a generation capacity of 2,687 MW. The water management system for these power stations, with their associated dams, reservoirs and catchment areas, covers an area of 73,800 square kilometres. The group’s wholly owned Kemano power station in British Columbia has capacity of 896 MW and primarily supplies electricity to the wholly owned Kitimat smelter. It is noteworthy that the group’s Canadian self owned hydropower assets are the result of construction efforts that took place over a period of 50 years, and that such assets would be extremely difficult and costly to replicate today.
     The group owns a 42 per cent share of the coal fired Gladstone Power Station (GPS) in Australia, used to supply the Boyne Island smelter. The GPS interest held by RTA has a capacity of 706 MW.
     In China, RTA owns nearly 22 per cent of the Daba power station, a facility which provides electricity to the Ningxia smelter. The group’s share of generating capacity from this coal fired plant is 261 MW.
     In Europe, the group wholly owns four power stations, three in the UK totalling 500 MW of capacity and one in Norway of 26 MW. Of the total of 526 MW of European generating capacity, 420 MW is coal fired while the remainder is hydro powered.

Technology
The combination of Rio Tinto and Alcan creates an excellent opportunity to exercise undisputed industry leadership in technology. RTA’s technology strategy is to:

•	lead through benchmark performance in all aspects of current operations;
•	maintain and enhance RTA’s industry-leading position with respect to the AP technologies; and
•	develop new breakthrough, high value future options focusing on significant reductions in energy and environmental impact.

During 2007, design and engineering work continued on schedule in respect of the AP50 pilot plant in Quebec, expected to cost around US$550 million and have a nameplate capacity of 60,000 tonnes per annum. The plant is expected to serve as the basis for commercialisation of the AP50 technology, which incorporates unique design features that make it a superior platform for the fullest exploitation of a suite of breakthrough technologies currently under development.
     An innovative portfolio of breakthrough technologies is being pursued with the overall goal of lowering unit energy consumption by up to 20 per cent while reducing and eventually eliminating GHG and other emissions. RTA is focused on step changes in energy consumption, environmental impact and full economic cost, in order to maintain and extend RTA’s position as industry technology leader, thereby supporting a key corporate objective of sustainable growth.
     RTA also sells technology to third parties. In addition to being a viable business, this product offering has the benefit of enhancing RTA’s appeal as the joint venture partner of choice, given the combination of technological and management skills the group is able to offer. This aspect of the RTA business may prove increasingly

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2007 Operating and financial report

valuable in accessing growth options in the future, as the supply side of the industry trends away from the developed world due to diminishing availability of competitively priced, secure power.

Other businesses
RTA’s Primary Metal business unit participates in a number of other businesses related to the smelting of primary metal. These include the production and sale of cathode blocks, anodes, aluminium fluoride and calcined coke, the provision of engineering services and sale of smelting equipment, as well as the sale of electricity where generation is surplus to production needs. These businesses are relatively small compared to the smelting and power operations. During the first half of 2007, they comprised less than ten per cent of Primary Metal’s revenues. The various businesses have a presence in most regions of the world, with particular emphasis in North America and Europe.

2007 operating performance
In 2007, RTA produced 1.5 million tonnes of primary aluminium, up 75 per cent from 2006 levels due to the addition of Alcan aluminium production from 24 October 2007.

     In respect of the four smelters owned by Rio Tinto Aluminium prior to the Alcan acquisition, RTA’s share of aluminium production of 862,000 tonnes was above 2006 production levels of 845,000 tonnes. Much of this improvement was attributable to Tiwai Point, (New Zealand Aluminium Smelters) where production was not hampered by the low lake levels that had been experienced in 2006.
     During 2007, RTA smelters continued to produce close to capacity, with the exception of Edea (Cameroon) which operated at levels of around 85 per cent due to power constraints.
     On 1 October, NZAS and Meridian Energy Limited signed an 18 year electricity price agreement for 572 MW of continuous consumption at the smelter. The agreement runs from 1 January 2013 to 31 December 2030. The new agreement provides NZAS with the basis for a secure and reliable power supply to meet the smelter’s operational requirements during this period. The smelter already has the lowest level of GHG emissions of any smelter of similar technology worldwide and this contract will maintain that position. In November 2007, the smelter received a gold award from the New Zealand Business Excellence Foundation.

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BAUXITE & ALUMINA PROJECTS
Weipa (Rio Tinto: 100 per cent)
A 3.5 million tonne per annum expansion of the group’s Weipa bauxite mine is currently under way. The expansion is scheduled to be completed by late 2009 and is expected to cost around US$30 million. The expansion is expected to further leverage the world class Weipa bauxite deposit.

Gove (Rio Tinto: 100 per cent)
As of the date of Rio Tinto’s acquisition of Alcan, a 1.8 million tonnes per annum expansion of the Gove alumina refinery in Australia was nearing completion, with certain components of the expansion already commissioned and being brought into production. The expansion cost is US$2.3 billion, and is expected to bring the Gove refinery to a total capacity of 3.8 million tonnes per annum, making it one of the largest refineries in the world. Nameplate capacity is expected to be reached by the end of 2008. Following completion of the expansion, the Gove refinery is expected to operate in the second quartile of the industry cash cost curve.

Yarwun (Rio Tinto: 100 per cent)
On 3 July 2007, Rio Tinto approved an expansion of the Yarwun alumina refinery in Gladstone, Queensland in order to more than double annual production, increasing output by two million tonnes. First shipments are expected in the second half of 2010. The expansion is expected to cost around US$1.8 billion. Work commenced on the expansion in the third quarter and is expected to take about three years to complete. First shipments are expected in the second half of 2010. All government approvals have been granted. Once completed, the refinery is expected to be positioned in the second quartile of the industry cost curve.

Sao Luis (Alumar) (Rio Tinto: ten per cent)
A 2.1 million tonnes per annum expansion of the Alumar refinery in Brazil (Rio Tinto share 210,000 tonnes) is under way and progress on construction is approximately 35 per cent advanced as at 31 December 2007. The project will cost an estimated US$200 million (Rio Tinto’s share). Alumar is expected to be positioned in the first quartile of the industry operating cost curve once construction is completed.

Guinea (Rio Tinto: 50 per cent)
A 1.6 million tonnes per annum greenfield alumina refinery project in Guinea is being evaluated in partnership with Alcoa Inc. The project is currently at the pre feasibility stage and it is expected that the sponsors will make a decision in the first half of 2008 with regard to undertaking detailed feasibility studies. It is expected that the refinery would be positioned in the first quartile of the industry cost curve.

Ghana (Rio Tinto: 51 per cent)
A 1.5 million tonnes per annum greenfield alumina refinery project is under consideration in partnership with the Government of Ghana. The project is currently at the conceptual study stage and it is expected that the sponsors will make a decision in the first half of 2008 with regard to undertaking a pre feasibility study. It is expected that the refinery would be positioned in the first quartile of the industry cost curve.

Madagascar (Rio Tinto: 51 per cent)
A 1.6 million tonnes per annum greenfield alumina refinery and associated bauxite mine is being considered in partnership with a Malagasy company. The project is currently at the conceptual study stage and it is expected that the sponsors will make a decision in the first half of 2008 with regard to undertaking a pre feasibility study. It is expected that the refinery would be positioned in the first quartile of the industry cost curve.

PRIMARY METAL PROJECTS
Sohar (Rio Tinto: 20 per cent)
In 2007, construction advanced on time and on budget at the 350,000 tonnes per annum smelter at Sohar, Oman. When complete, the 350,000 tonne potline would be the world’s largest both in terms of capacity and overall length, utilising the world’s most advanced commercial technology, the RTA owned AP35 smelting technology. The smelter is expected to produce aluminium ingot for export commencing in the first half of 2008. Once operational, the smelter is expected to be positioned in the first quartile of the industry cost curve.
      A second potline of similar size is currently the subject of discussions among the joint venture partners. Under the original agreement between the partners, RTA has the right to take up to 60 per cent of this second potline.

Hydropower (Rio Tinto: 100 per cent)
On 26 April 2007, the former Alcan announced the investment of US$130 million in a new, power efficient hydro generator to be installed at the group’s Shipshaw power facility in Quebec, Canada. The new generator will optimise the performance of the facility and improve the efficiency with which the water flow is utilised. In addition, on 30 January 2008, the group announced an investment of US$90 million in its Lochaber, Scotland hydro-electric facilities, designed to ensure the future of smelting in the Highlands of Scotland for many years to come. The project, which will see the installation of new hydro-electric turbo generators, is expected to commence in 2009 and be completed by 2012.

Spent pot lining facility (Rio Tinto: 100 per cent)
RTA is building a US$180 million aluminium spent pot lining recycling plant in Quebec’s Saguenay-Lac-Saint-Jean region of Canada. This unique industrial scale pilot plant is expected to have a capacity of approximately 80,000 tonnes to recycle spent pot lining using Alcan’s proprietry technology.
     Spent pot lining is the residual material generated in the de-lining of pots following the aluminium smelting electrolysis process. The spent pot lining is composed of carbon and various inert elements and is typically pre-treated and land filled under strict precautions. Through this new process, all of the spent pot lining will be recycable, providing the global aluminium industry with a sustainable re-usable solution for spent pot lining by-products.
     The plant’s technology was developed at RTA’s Arvida Research and Development Centre and is expected to begin pot lining treatment operations in 2008.

Kitimat (Rio Tinto: 100 per cent)
In 2006, Alcan announced its intention to modernise the existing Kitimat smelter, replacing the current Soderberg technology with industry leading AP35+ prebake technology and increasing smelter capacity to 400,000 tonnes per annum. The facility will take advantage of the RTA owned Kemano hydro-electric facility, with a capacity of 896 MW, and access to the Pacific Rim in terms of raw materials and metal markets, while reducing the environmental footprint of the existing plant by 40 per cent by reducing GHG generation by around 500,000 tonnes per annum.
     Total investment in respect of the project is expected to be around US$2 billion. On 30 January 2008, the third and final condition for proceeding to board approval of the project was completed with clearance from the British Columbia Utilities Commission in respect of BC Hydro’s 2007 Energy Purchase Agreement with RTA. The other two hurdles were the securing of an acceptable labour agreement for construction and start up and assurances on environmental permitting issues. Advanced feasibility studies have been completed and the project is expected to be submitted for approval during 2008, on which basis first metal can be expected in 2011. When completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

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2007 Operating and financial report

Quebec (Rio Tinto: 100 per cent)
In December 2006, the former Alcan announced a plan to build a US$550 million pilot plant at its Complexe Jonquière site in Quebec, Canada to develop the company’s proprietary AP50 smelting technology. The pilot plant is expected to produce approximately 60,000 tonnes of aluminium per annum and will be the platform for future generations of AP50 technology. The first of its kind, the plant is the start of a planned ten year US$1.8 billion investment programme in Quebec’s Saguenay–Lac-Saint-Jean region, involving up to an additional 390,000 tonnes annually of new smelting capacity by 2015. The new AP50 pilot facility will be the cornerstone of an industrial strategy developed by RTA with the support of the Government of Quebec. Engineering and feasibility studies are advancing as are site preparation activities, and initial approval is expected around the middle of 2008. When completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

Coega (Rio Tinto: 80 per cent)
Feasibility studies have been substantially completed in respect of the construction of a 720,000 tonnes per annum smelter at Coega, Eastern Cape Province, South Africa. Although an energy contract with the South African utility, ESKOM was signed in November 2006, ongoing discussions are aimed at ensuring expected timelines for requisite ESKOM generation capacity are matched with the smelter project. When completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

Saudi Arabia (Rio Tinto: 49 per cent)
In 2007, a heads of agreement was signed with Ma’aden (the Saudi Arabian Mining Company) to investigate the development of a bauxite mine at Az Zabirah, and construction of a power plant, alumina refinery and aluminium smelter complex at Ras Az Zawr, on the Gulf Coast of Saudi Arabia. Under the agreement, RTA is expected to take a 49 per cent interest in the project, with Ma’aden owning the remainder. Pre feasibility work is scheduled to be completed in 2008. The proposed aluminium smelter is planned to have a capacity of 720,000 tonnes per annum and if completed, is expected to be positioned in the first quartile of the industry cost curve. The proposed alumina refinery would have a capacity of 1.6 million tonnes per annum and if completed, is expected to be positioned in the second quartile of the industry cost curve. Most of the smelter output, at least initially, is planned for export.

Sarawak (Rio Tinto: 60 per cent)
On 7 August 2007, Rio Tinto and Cahya Mata Sarawak Berhad signed a heads of agreement for the proposed development of a smelter in the State of Sarawak, Malaysia. Under the signing of the heads of agreement, detailed feasibility studies on the design, engineering, construction, commissioning and operation of a smelter with an initial capacity of 550,000 tonnes are being undertaken. The smelter is expected to have the capability to be expanded to 1.5 million tonnes per annum. It is proposed that electricity for the smelter may come from the Bakun hydro-electric dam, which is currently under construction. If completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

Abu Dhabi (Rio Tinto: 50 per cent)
Discussions are continuing with General Holding Corporation of Abu Dhabi for a development that could result in a smelter with a first stage production capacity of 720,000 tonnes of metal per annum. Abu Dhabi Aluminium Company (Adalco) has been formed to manage the joint venture. If completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

Iceland (Rio Tinto: 100 per cent)
During 2007, the community near RTA’s ISAL smelter expressed dissatisfaction with a proposed expansion and modernisation of the facilities, by narrowly rejecting a town planning referendum which included the matter. RTA is continuing to assess options for the possible expansion of its smelting activities in Iceland.

Cameroon (Rio Tinto: 46.7 per cent)
A potential upgrade and expansion of the Alucam smelter by 200,000 tonnes per annum, together with the construction of a new 330 MW hydro-electric power station, is being contemplated. Pre-feasibility studies have been completed and environmental authorisations have been obtained. RTA and the Government of Cameroon committed on 29 November 2007 to additional access to water resources to facilitate the launch of technical and pre-feasibility studies for a new greenfield smelter with potential capacity of 400,000 tonnes per annum. If completed, these smelter projects are expected to be positioned in the first quartile of the industry cost curve.

ENGINEERED PRODUCTS
RTA’s Engineered Products business unit is a portfolio of inter connected aluminium and non aluminium businesses providing innovative, high value added solutions to meet the diverse needs of its global customer base. In particular, the business is the premier supplier of high value added aluminium products to the world’s leading aircraft manufacturers. In Europe, it also produces large profile extrusions for the transportation industry and is a top supplier of beverage can stock. The business is the North American leader in aluminium wire and cable, and a world leader in composite products with a unique portfolio of brands and product solutions. As at 31 December 2007, the business unit comprised 95 operating and sales sites in 34 countries and regions around the world. The unit is organised into seven sub business units; Aerospace, Transport and Industry (ATI), Cable, Extruded Products, Composites, Specialty Sheet, Engineered and Automotive Solutions (EAS) and the Alcan International Network (AIN).
     On 8 November 2007, RTA announced the sale of the non aerospace portion of its service centre operations in Europe, Alcan Service Centres (ASC), to Amari Metals. The transaction was completed on 4 January 2008. Rio Tinto announced on 26 November 2007 the intention to explore options for the divestment of the remainder of the Engineered Products business unit. Although Engineered Products is a market leader in many of its largest businesses, and has recently experienced strong growth, the business unit does not fit within Rio Tinto’s overall corporate strategy.

PACKAGING
RTA’s Packaging business unit enjoys market leading positions in each of the four packaging segments in which it operates; Food Flexible, Pharmaceutical and Medical, Beauty and Personal Care, and Tobacco. It is one of the few participants in its product markets with a truly global reach having executed considerable expansion into emerging countries and regions over the last few years. The business delivers innovative packaging solutions using plastics, engineered films, aluminium, paper, paperboard and glass to customers worldwide. As at 31 December 2007, the business unit comprised 129 operating sites in 31 countries and regions around the world. The potential divestment of the Packaging business unit was being explored by Alcan during the first half of 2007 and was confirmed in the announcement by Rio Tinto of an agreed bid for Alcan on 12 July, 2007. The sale process for the Packaging business unit is ongoing.

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Copper group

STRATEGIC OVERVIEW
Rio Tinto’s Copper portfolio comprises a diverse mix of operations and projects along the development pipeline. During 2007 the focus on copper and molybdenum was supplemented by nickel.
      The Copper group comprises Kennecott Utah Copper in the US and interests in the producing copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia and Palabora in South Africa. The group has management responsibility for Kennecott Minerals Company in the US and includes interests in undeveloped world class copper orebodies at La Granja in Peru, Oyu Tolgoi in Mongolia and Resolution in the US. Nickel projects in Indonesia and the US offer a pathway to becoming a top tier global nickel producer.
     As one of the world’s leading copper businesses, Rio Tinto’s pipeline of projects position the Group to become the world’s leading base metal producer by value creation. Recent exploration at the La Granja project in Peru has highlighted the potential for doubling forecast production to in excess of 500,000 tonnes per annum. Development work on Oyu Tolgoi is progressing well with significant further exploration potential in Mongolia. Average production is projected to be 440,000 tonnes per annum of copper and 320,000 ounces per annum of gold over the life of the mine. Rio Tinto has a 9.9 per cent interest in the Pebble copper-gold-molybdenum project in Alaska managed by the Northern Dynasty Minerals/Anglo American joint venture. Rio Tinto continues to be involved and monitor progress.
     There are significant extension options in copper, gold and molybdenum at Kennecott Utah Copper and upside on the Resolution project, both in the US. In addition to these world class projects, the group is developing the E48 underground deposit at Northparkes. At Palabora, studies are progressing to evaluate an extension to the existing underground block cave lift, to explore the option of developing a second lift and to review options for enhancing revenue from magnetite stockpiles, a form of iron ore produced as a by-product of copper concentration.
     Historically, the Copper group built the majority of its portfolio through acquisitions (Kennecott) or joint ventures (Escondida, Grasberg) followed by expansions. The current pipeline of projects represents a transition with a greater proportion of opportunities created through exploration and acquisitions at an early stage of development. The Copper group’s long term development plans are not confined to its principal product. Rio Tinto has a number of nickel development opportunities which are currently being evaluated. At the small, high grade Eagle nickel deposit (Rio Tinto: 100 per cent) in Michigan in the US, feasibility studies were completed during 2007 and the decision to construct the underground mine was made in November 2007. In Indonesia, positive progress was made with the government on a Contract of Work for the Sulawesi Nickel project.
     A Copper Projects team was formed in 2007 to manage the planning, development and related technology aspects of the portfolio of major projects, namely La Granja, Oyu Tolgoi, Resolution Copper, Keystone at Kennecott Utah Copper and Sulawesi Nickel. The team will collaborate with the Technology and Innovation group to focus on block cave design (with project work at Palabora), rapid construction (at Diavik), copper leaching (at La Granja) and nickel/cobalt recoveries (trials in Australia). With the significant ramp up of activities at each project site, there has been an elevated focus on safety systems especially in the area of contractor management.
     Oyu Tolgoi, Resolution Copper and Kennecott Utah Copper’s Bingham Canyon are amenable to being mined using the underground block caving technique. Unlike an open pit mine, which involves extensive removal of the surface waste rock to access the orebody, the block cave method accesses the orebody from underneath through a series of deep shafts and tunnels. These shafts and tunnels generate minimal waste rock. The block caving technique is currently being used at both Palabora and Northparkes. La Granja will rely on innovative leaching technology which will be

Mined (Rio Tinto share) ’000 tonnes Copper

Reserves (Rio Tinto share) ’000 tonnes Copper

Refined (Rio Tinto share) ’000 tonnes Copper

Mined (Rio Tinto share) ’000 ounces Gold

Reserves (Rio Tinto share) ’000 ounces Gold

Underlying/adjusted earnings contribution* US$m Copper

Underlying earnings 2005-2007 US$m

*A reconciliation of the net earnings with underlying earnings for 2005, 2006 and 2007 as determined under EU IFRS is set out on page 15. Adjusted earnings for 2003 have been determined under UK GAAP. All amounts presented by the product groups exclude net interest and other centrally reported items.

confirmed as part of the prefeasibility work. Rio Tinto is well positioned to play its part due to its depth of technology and management skills.
     Reflecting the tight market situation, copper prices during 2007 were in the range of US$2.37 per pound to US$3.77 per pound,

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about three times higher than their average level through the 1990s and well above levels achieved in the early part of this decade. Copper stocks have been at critically low levels since a surge of consumption in 2004 depleted available inventories. Since then, supply has been constrained while underlying demand has strengthened with Chinese economic growth. Prices could remain near current levels as long as production growth continues to lag the underlying demand trend. Strong Chinese demand growth is expected in 2008 while on the supply side issues include the likelihood of ongoing disruptions and possible constraints on the availability of sulphuric acid affecting solvent extraction and electro-winning (SxEw) operations. The importance of investment funds in exchange traded commodity markets means that large price movements could take place on the back of commodity specific speculative shifts or broader shifts in investor sentiment, well in advance of any fundamental change in physical markets. Looking to the long run, strong demand growth prospects are based on the expected resource intensive development of economies such as China and associated investment in power distribution networks and other infrastructure. On balance, there has been a structural shift in copper costs supporting the expectation of significantly higher long run prices than would be implied by historical trends.
      As announced in November 2007, Rio Tinto is exploring options for the sale of a shortlist of assets, including three businesses from the Copper product group – Greens Creek (zinc, lead, silver) (Rio Tinto: 70 per cent), Cortez/Pipeline (gold)(Rio Tinto: 40 per cent) and Northparkes (copper, gold)(Rio Tinto: 80 per cent). These are all good businesses and any sales will be value driven and dependent on price. In February 2008 agreement was reached for the sale of the Greens Creek interest for US$750 million and for divestment of Rio Tinto’s 40 per cent interest in the Cortez gold mine for US$1.7 billion, plus royalties.
      A1 December 2007, the Copper group, which also produces gold and molybdenum as significant co-products, accounted for six per cent of the Group’s operating assets and in 2007 contributed approximately 25 per cent of Rio Tinto’s gross sales revenue, of which 72 per cent was from copper, 12 per cent from molybdenum and the remainder mostly from gold. It accounted for 47 per cent of underlying earnings in 2007.
     Bret Clayton, chief executive, Copper, is based in London.

SAFETY
In 2007 there was one fatality at Resolution Copper and four fatalities at non managed operations (three at Grasberg and one at Escondida). For Copper group managed operations, the all injury frequency rate (AIFR) was 1.27 compared to 1.47 for 2006. There were notable improvements in AIFR at Kennecott Minerals (3.68 to 1.84) and Palabora (1.08 to 0.60).

All injury frequency rate 2003 – 2007 (per 200,000 hours)

GREENHOUSE GAS EMISSIONS
Kennecott Utah Copper (KUC) currently has 49 projects that will reduce greenhouse gas (GHG) emissions, including reduction of diesel consumption by haul trucks and increasing throughput at the pebble crusher. The challenge in 2008 will be to achieve GHG reductions per unit of copper produced.
     Palabora is expecting a reduction of 13.3 per cent which is below the targeted reduction of 19.8 per cent. The reason is the switch, made for economic reasons, from processing purchased concentrates to processing Palabora owned low grade surface stockpiles. This results in higher energy use and a reduction in production.
     Given the energy limitations in South Africa, Palabora continues to implement energy efficiency measures while maintaining operational flexibility. Northparkes in Australia has set reduction targets although GHG emissions per unit of copper will increase due to the early cessation of the E26 underground phase and processing of harder ore.

FINANCIAL PERFORMANCE
2007 compared with 2006
The Copper group’s contribution to 2007 underlying earnings was US$3,479 million, similar to 2006 record earnings. Higher prices and volumes offset higher costs and the absence of 2006 tax benefits. The average price of copper was 324 US cents per pound during 2007, six per cent higher than in 2006. The average gold price of US$691 per ounce increased by 15 per cent. The average price of molybdenum was US$29.92 per pound compared with US$24.60 per pound in 2006. Higher volumes were achieved across all operations except Northparkes, with the largest increases at Escondida due to a full year’s sulphide leach production, and at KUC due to the absence of the 2006 smelter shutdown. Higher operational costs were due to increased truck numbers resulting from longer haul profiles at KUC, increased diesel power costs due to natural gas restrictions at Escondida and the premature shutdown of Lift 2 at Northparkes. Evaluation projects also impacted cash costs due to higher spending at Resolution, La Granja, the Keystone project at KUC and the share of spending on the Oyu Tolgoi project.
     KUC’s contribution to underlying earnings of US$1,649 million was US$161 million lower than 2006, primarily through the absence of the US$289 million tax credit recognised in the prior year, a higher tax rate due to the shift from the Alternative Minimum Tax accounting basis in the US group and increased depreciation following the impairment reversal during 2006. As well as increased prices, offsetting these decreases in earnings were higher refined copper and gold volumes as smelter performance improved following the extended shutdown in late 2006 as well as a reduction in the environmental liability following a re-assessment of the acid plume clean-up rate.
     Rio Tinto’s share of underlying earnings from Escondida was US$1,525 million, an increase of US$275 million from the prior year. This was achieved through higher prices and increased copper volumes as a result of the continued ramp up of the sulphide leach plant and a higher ore grade which more than compensated for higher energy and material costs.
     The Grasberg joint venture contributed US$159 million to underlying earnings, US$37 million above 2006. This was due to significant increases in gold volumes due to improved grade offset by a fall in copper volumes as grade and mill throughput both fell.
     Palabora’s 2007 earnings of US$58 million were US$6 million above the prior year, as increasing volumes achieved through improved underground production and ore grade and also higher copper rod premiums all benefited earnings.
     Northparkes contributed US$137 million to underlying earnings, a fall of US$92 million from 2006. Performance was dominated by the premature shutdown of the Lift 2 underground area during the first half of the year, resulting in the processing of low grade open pit stockpiles and increased costs.
     Kennecott Minerals earnings of US$106 million were US$1 million above the prior year, with higher prices and increased gold volumes from Cortez offset by the absence of the US$14 million tax credit from the prior year and the resulting higher effective tax rate in 2007.
     The impact on earnings of expenditure on evaluation projects was US$155 million in 2007, an increase of US$125 million from the prior year as activities increased on a number of projects. Activities included pre-feasibility studies at Resolution Copper and La Granja and early construction work at Oyu Tolgoi in anticipation of the signing of an Investment Agreement with the Mongolian government.

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2006 compared with 2005
The Copper group’s contribution to underlying earnings was US$3,538 million, US$1,551 million higher than in 2005. The average price of copper was 306 US cents per pound during 2006, 84 per cent higher than in 2005. The average gold price of US$602 per ounce increased by 36 per cent. The average price of molybdenum was US$24.60 per pound compared with US$30.70 per pound in 2005.
     KUC’s earnings of US$1,810 million were US$767 million higher than in 2005, with the operation benefiting from higher prices and volumes and a tax credit of US$289 million following recognition of deferred tax assets. Record molybdenum production was achieved during the year, offsetting the impact of lower refined copper production due to a scheduled smelter shutdown in the second half of 2006. An increase in the group’s long term copper price assumption triggered an assessment of the amount of recoverable copper at KUC. As a result, impairments recorded in 2001 and 2002 were reversed in 2006.
     Rio Tinto’s share of earnings from Escondida increased by US$648 million to US$1,250 million. Higher prices and the commencement of sulphide leaching counterbalanced higher mining costs and input prices.
     The Grasberg joint venture contributed US$122 million to underlying earnings, US$110 million below 2005. Lower grades of copper, gold and silver, the result of mine sequencing, led to significantly lower production of all three metals.
     Palabora’s 2006 earnings of US$52 million were US$33 million above the prior year, benefiting from higher copper prices and sales volumes and the sale of some smelter stocks.
     Northparkes’ earnings of US$229 million represents a US$172 million increase from 2005. In addition to higher prices, better grades, increased throughput and improved recoveries all contributed to a 54 per cent increase in production of copper contained in concentrates.
     Kennecott Minerals’ 2006 earnings of US$105 million were US$32 million above 2005. The effect of higher gold and zinc prices and the recognition of a US$14 million deferred tax asset were offset by higher costs and lower sales volumes from Cortez, due to lower grades.

OPERATIONS
Kennecott Utah Copper (Rio Tinto: 100 per cent)
Kennecott Utah Copper (KUC) operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter and refinery complex, near Salt Lake City, US. KUC is a polymetallic mine, producing copper, gold, molybdenum and silver. As the second largest copper producer in the US, KUC supplies more than 13 per cent of the nation’s annual refined copper requirements and it employs approximately 1,800 people.
     KUC joined the Climate Registry, a voluntary reporting system for greenhouse gas emissions. KUC will continue to report publicly on greenhouse gas emissions associated with the operations. This can be found in the Sustainable development section of this report.

2007 operating performance
KUC has been operating for over 100 years, was Rio Tinto’s most profitable mine in 2007 and has extensive optionality for future development. KUC is well positioned on the industry cost curve, benefiting from significant co-product revenues from gold and molybdenum. It continues to demonstrate operating flexibility by delivering high volumes of molybdenum during a continuing period of exceptionally high prices. Building on the foundation of Rio Tinto’s Improving performance together (IPT) methodology, KUC continued to improve its knowledge of molybdenum mineralisation in the orebody to optimise production. The bulk flotation upgrade at the concentrator started in 2007 with an expected capital cost of US$88 million. The project, scheduled for completion in June 2008, is expected to increase recovery by around two per cent and increase concentrate grade by four per cent.
     KUC continues to be one of the most favourable brownfield environments of all Rio Tinto’s mines and retains significant options for further mine life extensions. Over the past two years brownfield exploration has uncovered a world class molybdenum deposit sitting underneath the Bingham open pit, additional porphyry mineralistion below the southern pit wall at depth and multiple targets with further potential both in the immediate three to four kilometre wide orbit of the Bingham pit and within 20 kilometres in the Oquirrh Range.
     The Keystone project continues to evaluate pit expansion options while concurrently establishing underground access, through the dewatering and rehabilitation of an existing mine shaft to provide access for an underground drilling programme. Additional option analysis to accelerate the underground schedule through shaft and level access design will be conducted in 2008. Current open pit options indicate that there is good opportunity to expand mining in the southern area of the pit. Current ore reserves will support open pit operations until 2019 and this could be extended to 2036 through a combination of underground and open pit options.
     KUC is progressing with a feasibility study to advance the molybdenum autoclave process (MAP), which will convert molybdenum concentrates into final saleable products. KUC currently produces a high grade molybdenum concentrate that is shipped to a third party roaster for conversion to metallurgical grade molybdenum products. The proposal is to produce enhanced chemical grade products on a brownfield site west of the smelter. The main economic drivers for the project are attracting a chemical grade premium with contract floor pricing and higher molybdenum recoveries. A decision whether or not to proceed with construction will be made in the first quarter of 2008, with operations commencing in the first quarter of 2010. The estimated capital cost to construct the facility is US$169 million with an additional US$106 million to expand the plant in 2014 to match a predicted increase in mined molybdenum production.

Principal operating statistics at KUC 2005-2007
	2005	2006	2007

Rock mined (’000 tonnes)	140,906	145,343	142,297
Ore milled (’000 tonnes)	46,664	47,857	47,525
Head grades:
Copper (%)	0.53	0.63	0.53
Gold (g/t)	0.37	0.49	0.38
Silver (g/t)	3.23	3.50	3.00
Molybdenum (%)	0.058	0.057	0.050
Copper concentrates produced (’000 tonnes)	881	1,019	889
Production of metals in copper concentrates
Copper (’000 tonnes)	220.6	265.6	212.2
Gold (’000 ounces)	401	523	397
Silver (’000 ounces)	3,958	4,214	3,487
Molybdenum concentrates produced
(’000 tonnes)	29.5	30.2	26.6
Contained molybdenum (’000 tonnes)	15.6	16.8	14.9
Concentrate smelted on site (’000 tonnes)	1,042	918	1,103
Production of refined metals
Copper (’000 tonnes)	232.0	217.9	265.6
Gold (’000 ounces)	369	462	523
Silver (’000 ounces)	3,538	4,152	4,365

Grasberg joint venture (Rio Tinto: 40 per cent)
Grasberg, located in the province of Papua in Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold Inc. (FCX). The Government of Indonesia owns the remaining nine per cent of PTFI. The joint venture gives Rio Tinto a 40 per cent share of production above specific levels until 2021 and 40 per cent of all production after 2021, as well as representation on operating and technical committees.
     The joint venture operates under an agreement with the Government of Indonesia, which allows the joint venture to conduct

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Pit operations at the Bingham Canyon copper mine in Salt Lake City, Utah, US.

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exploration, mining and production activities in a 10,000 hectare area (Block A). Exploration activities are conducted in an approximate 200,000 hectare area (Block B). All of the proved and probable mineral reserves and current mining operations are located in Block A. Rio Tinto and PTFI also have joint ventures in other entities which have exploration rights in areas covering 690,000 hectares in addition to Blocks A and B. Rio Tinto has the right to 40 per cent of the exploration potential in all areas outside of Block A.
     In meeting the mine’s social obligations to local communities, at least one per cent of Grasberg’s net sales revenues are committed to support village based programmes. In addition, two trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2007, PTFI contributed US$48 million (net of Rio Tinto portion) and Rio Tinto US$4.5 million in total to the funds.
     As a result of training and educational programmes, Papuans represented more than a quarter of PTFI’s approximately 10,776 strong workforce by the end of 2007.

2007 operating performance
In mid 2007, the Deep Ore Zone expansion to 50,000 tonnes per day was completed, and a further expansion to 80,000 tonnes per day is under way. Ninety per cent of the tunnelling on the Common Infrastructure Project was completed, which will provide access to large undeveloped orebodies through a tunnel system 400 metres below existing workings. Feasibility studies for Grasberg block cave operations are well advanced and mine development activities will commence in the first half of 2008. The Big Gossan development will reach full production rates by the end of 2010. The high pressure grinding rolls project which involves new energy saving technology for treating ore in the mill was completed during 2007.
     Rio Tinto’s share of metal is 40 per cent of the production in excess of a level specified in the joint venture agreement (the Product Schedule). This means that Rio Tinto’s share is leveraged to relatively small variations in total production. Rio Tinto’s 2007 share of production showed considerable variation from 2006 – volumes of payable copper decreased to 60 million pounds in 2007 from 99 million pounds in 2006, offset by an increase in the volume of payable gold from 94,000 ounces in 2006 to 411,000 ounces in 2007. The sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, resulting in varying annual production of copper and gold. This continuing variation in production will continue year on year. It is expected that in the first half of 2008 mining will be in a relatively low grade section of the Grasberg open pit.
     The current mine plan reflects a transition from the Grasberg open pit to the Grasberg underground block cave orebody in mid 2015. PTFI, as manager, continually analyses its longer range mine plans to assess the optimal design of the Grasberg open pit and the timing of development of the Grasberg underground block cave orebody. The review in 2006 resulted in changes to the expected final Grasberg open pit design which will result in a section of high grade ore previously expected to be mined in the open pit to be mined in Grasberg’s underground block cave operations.

Principal operating statistics for PTFI 2005-2007
	2005	2006	2007

Ore milled (’000 tonnes)	78,907	83,716	77,593
Head grades:
Copper (%)	1.13	0.85	0.82
Gold (g/t)	1.65	0.85	1.24
Silver (g/t)	4.88	3.84	3.53

Production of metals in concentrates
Copper (’000 tonnes)	793.9	610.8	569.4
Gold (’000 ounces)	3,546	1,880	2,689
Silver (’000 ounces)	7,531	5,609	5,238

Escondida (Rio Tinto: 30 per cent)
The low cost Escondida copper mine in Chile’s Atacama Desert, is the largest copper mine in the world in terms of annual production, and has a mine life expected to exceed 30 years. It accounts for approximately eight per cent of world primary copper production. BHP Billiton owns 57.5 per cent of Escondida and is the operator and product sales agent.
     The Escondida district hosts two of the largest porphyry copper deposit systems in the world – Escondida and Escondida Norte, located five kilometres from Escondida. A sulphide leach project was completed during 2006 and continued to ramp up during 2007. Escondida employs approximately 2,900 people. Options for future growth at Escondida continue to be evaluated jointly. These include increasing throughput by adding new facilities such as a concentrator to the two existing ones, optimising mining rates through coordinating mine plans with adjacent pits and identifying new ore sources through exploration. A brownfields exploration programme has been in place since 2005, with encouraging results.
     The energy situation in northern Chile is tight and vulnerable to rationing. Diesel power has replaced natural gas and the future energy matrix is likely to shift towards coal and liquefied natural gas (LNG). Escondida is supporting the development of a LNG plant which should provide additional power and reliability to the system. In the longer term, Escondida will secure power through the construction of a coal fired power station which will be operational by 2011.

2007 operating performance
Escondida’s copper concentrate production was 11 per cent higher than 2006 due to higher grades and throughput. Refined copper production was 77 per cent higher than 2006 due to a full year of sulphide leach production which commenced in June 2006.

Principal operating statistics at Escondida 2005-2007
	2005	2006	2007

Rock mined (’000 tonnes)	359,569	338,583	345,377
Ore milled (’000 tonnes)	86,054	84,158	90,697
Head grade:
Copper (%)	1.53	1.59	1.64

Production of metals in concentrates
Copper (’000 tonnes)	1,127	1,122	1,247
Gold (’000 ounces)	183	170	187
Silver (’000 ounces)	6,565	6,646	7,870
Copper cathode (’000 tonnes)	143.9	134.4	238.4

Palabora (Rio Tinto: 57.7 per cent)
Palabora Mining Company (Palabora) is a publicly listed company on the Johannesburg Stock Exchange and operates a mine and smelter complex in South Africa. Palabora developed a US$465 million block cave underground mine with a planned production rate of at least 32,000 tonnes of ore per day. Approximately 678,900 tonnes of copper are expected to be produced over the remaining life of the mine.
     Palabora supplies most of South Africa’s copper needs and exports the balance. It employs approximately 2,050 people. For the first time, three year wage agreements were entered into with organised labour until the end of February 2011.
     Palabora is progressing arrangements to meet the requirements of legislation governing broad based economic empowerment in the South African mining industry.

2007 operating performance
Underground production increased as a result of improved block caving conditions, procedures and equipment availability. Ore milled increased mainly due to higher underground production and the processing of Palabora marginal and oxide ore surface stock piles. Concentrate tonnage was 15 per cent greater than 2006 due to reclaimed low grade concentrate during the first quarter of 2007 and higher milled tonnage. Smelter production also increased on the prior year due to the absence of the 2006 smelter shutdown. Magnetite production in 2007 was up 16 per cent year on year, in line with Palabora’s plans to meet offtake agreements.

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Principal operating statistics at Palabora 2005-2007
	2005	2006	2007

Ore milled (’000 tonnes)	9,536	10,730	12,915
Head grade:
Copper (%)	0.72	0.71	0.70
Copper concentrates produced (’000 tonnes)	197.1	208.9	239.2
Contained copper (’000 tonnes)	61.2	61.5	71.4
New concentrates smelted on site (’000 tonnes)	304.4	288.5	295.8
Refined copper produced (’000 tonnes)	80.3	81.2	91.7
Magnetite concentrate ('000 tonnes)	888	1,127	1,306

Northparkes (Rio Tinto: 80 per cent)
Rio Tinto’s interest in the Northparkes copper-gold mine in central New South Wales, Australia, resulted from the acquisition of North Ltd. Northparkes is a joint venture with the Sumitomo Group (20 per cent).
     Following an initial open pit operation at Northparkes, underground block cave mining has been undertaken since 1997. In November 2006, the joint venture partners approved the development of the E48 block cave project, which will cost US$160 million (Rio Tinto share: US$127 million) and extend the mine’s life until 2016. Northparkes employs approximately 220 people.

2007 operating performance
Production was constrained by early closure of the E26 Lift 2 due to the ingress of clay at the underground drawpoints. Ore was and will continue to be sourced from stockpiles, the E22 open pit and the Lift 2 North block cave until production commences from the E48 block cave in 2009.

Principal operating statistics at Northparkes 2005-2007
	2005	2006	2007

Ore milled (’000 tonnes)	5,453	5,789	5,297
Head grade:
Copper (%)	1.12	1.53	0.91
Gold (g/t)	0.46	0.64	0.62

Production of contained metals
Copper (’000 tonnes)	54.0	83.3	43.1
Gold (’000 ounces)	57.0	94.7	78.8

Kennecott Minerals (Rio Tinto: 100 per cent)
Kennecott Minerals in the US manages the Greens Creek mine (Rio Tinto: 70 per cent) on Admiralty Island in Alaska which produces silver, zinc, lead and gold. The Rawhide mine (Rio Tinto: 51 per cent) in Nevada produces gold and silver by leaching since mining operations ceased in 2002. Reclamation work is well advanced. Kennecott Minerals also owns the group’s interest in the Cortez joint venture (Rio Tinto: 40 per cent), also in Nevada.
     Kennecott Minerals has a successful record in mine closure, having demonstrated responsible post mining use of land at Flambeau, Wisconsin, where the mine became a nature park, and at Ridgeway in South Carolina, now a wetland for ecological studies.
     Kennecott Minerals employs approximately 250 people, excluding employees of non managed operations.

2007 operating performance
Net earnings of US$106 million matched 2006 earnings, with prices for gold, silver, zinc and lead remaining strong. At Greens Creek, production increased over 2006 due to the completion of the major rehabilitation programme at the mine. Cortez gold production remains constrained as mining moves into the final lower grade stages of the Pipeline orebody. 2007 production was, however, 21 per cent higher than 2006 due to increased leach ore tonnes. Production is expected to increase in 2009 with the commencement of Cortez Hills.

COPPER GROUP PROJECTS
Resolution (Rio Tinto: 55 per cent)
The Resolution Copper project is located in the historic Pioneer Mining District three miles east of Superior, Arizona. Exploration from 2001 to 2003 indicated a large, world class copper resource more than 2,000 metres (7,000 feet) below surface. The project team is currently working through a pre-feasibility study, including dewatering the former Magma mine and sinking an exploratory shaft to 2,000 metres below the surface, as well as preparing numerous studies to evaluate the technical, legal and environmental issues and to prepare the mining plan.
     The key issue facing the project is progress on the passage of a land exchange bill through the US Congress to exchange 1,300 hectares of federal land above the Resolution deposit for over 2,000 hectares of land with high conservation value spread throughout Arizona. In July 2007, land exchange bills were reintroduced into the US Senate and House, followed by a House hearing in November. The next steps include mark up of the bill in the House and a hearing in the Senate which is likely to take place in the first half of 2008.

Oyu Tolgoi (Rio Tinto: 9.9 per cent interest in Ivanhoe Mines) In October 2006 Rio Tinto purchased a stake of just under ten per cent in Ivanhoe Mines of Canada in order to jointly develop the Oyu Tolgoi copper-gold resource in Mongolia’s south Gobi region. Rio Tinto has the ability progressively to increase its stake to 43 per cent over the next four years at pre-determined prices. This phased, risk managed entry into an outstanding resource secures a valuable share of a potential average production rate of 440,000 tonnes of copper per year with significant gold by-products.
     There is extensive exploration potential in Mongolia, including ground controlled by Entrée Gold around Oyu Tolgoi. Rio Tinto is the largest single shareholder in Entrée Gold and, with Ivanhoe, owns a total equity interest of 30.6 per cent. Ivanhoe has an option for up to an 80 per cent interest in the Entrée ground over the north and south extensions of the Oyu Tolgoi trend. Exploration on the Entrée Gold joint venture by Ivanhoe has recently delineated a continuous molybdenum-rich copper and gold mineralisation up to 400 metres wide along a 1,100 metre strike length. Overall, the Oyu Tolgoi mineralised trend now has a strike length of over 20 kilometres.
     Rio Tinto is actively engaged and working with the Mongolian Government to progress settlement of a long term investment agreement.

Entrée Gold (Rio Tinto: 16 per cent)
In June 2005 Rio Tinto acquired a 9.9 per cent stake via private placement in Entrée Gold Inc, a Canadian junior mining company. Entrée Gold's main asset includes three claims that surround the Ivanhoe Mines Oyu Tolgoi project in Mongolia. Rio Tinto's entry into Entrée Gold was due primarily to the prospectivity of the land package, including high grade copper and gold intercepts in their tenement already under agreement to Ivanhoe adjacent to the Oyu Tolgoi lease. Recent drilling by Ivanhoe identified significant high grade intercepts of porphyry mineralisation on the Heruga concession adjacent to the Oyu Tolgoi project. As part of the initial entry into Entrée Gold, Rio Tinto secured a further 6.3 million A and B class warrants which were due to expire by the end of June 2007. On the 28th June, Rio Tinto exercised these warrants at a cost of US$16.9 million which took Rio Tinto's direct equity in Entrée Gold to approximately 16 per cent. The combined Rio Tinto and Ivanhoe equity position is now over 30 per cent.

La Granja (Rio Tinto: 100 per cent)
La Granja in the Cajamarca region of northern Peru is a copper project in the pre-feasibility phase. Rio Tinto acquired the project in December 2005 for US$22 million plus a minimum investment of US$60 million, through a public bidding process carried out by the Peruvian Government.
     As of December 2007, 41 kilometres of drilling had been completed which led to discovery of four additional porphyries in the vicinity, as well as further exploration potential. Drilling results suggest that the main areas have a targeted mineralisation of four to eight billion tonnes at a copper equivalent average grade of about

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0.5 per cent. Initial investigations indicate two to four times more mineralised material than was reported as mineral resources by previous owners, making La Granja the largest undeveloped copper project in Latin America. It has the potential to be a very large, long life operation. First production could occur in 2014.
     Instead of looking at La Granja as a conventional milling operation producing concentrates for export, the pre-feasibility study is aimed at demonstrating the possibility of recovering copper metal using leaching of copper from whole ore, with solvent extraction and electrowinning.
     There are many stakeholders with an interest in the project due to the potential positive impact on the local and national economy. At the same time, local communities have high expectations of Rio Tinto’s presence in the area, where basic skills of literacy and numeracy and basic infrastructure and services are lacking. Rio Tinto is working in a participatory manner with local communities to help them develop and improve their quality of life with the engagement of local, regional and national authorities.

Pebble (Rio Tinto: 19.8 per cent interest in Northern Dynasty Minerals)
Rio Tinto acquired a 9.9 per cent interest in Northern Dynasty Minerals during the year and increased its interest to 19.8 per cent during February 2007. Northern Dynasty Minerals is advancing the Pebble copper-gold-molybdenum deposit in south western Alaska, which includes an orebody amenable to block caving. In July 2007, Anglo American agreed to invest US$1.4 billion in stages to earn a 50 per cent stake in the project.
     The project comprises two orebodies, Pebble East and Pebble West. Drilling has shown Pebble East to be deep and higher grade, suggesting an attractive underground mining option with a smaller environmental footprint than the Pebble West deposit which would entail open pit mining. Rio Tinto will not support development unless it is conducted in a way that protects fish, wildlife and the environment.

Sulawesi Nickel (Rio Tinto: 100 per cent)
The Sulawesi Nickel project is situated on the island of Sulawesi in Indonesia and is the result of the discovery by Rio Tinto Exploration in 2000 of a world class laterite deposit. Because of the nature of the deposit, mining is planned to be a shallow open cut process with continuous rehabilitation. Initial production is planned at a rate of about 46,000 tonnes of nickel per annum, with potential to increase to about 100,000 tonnes. The project will involve the construction of an access highway and a new seaport on the east coast of Sulawesi.
     Upon completion of the negotiation of a Contract of Work (CoW) with the Government and ratification of the agreement by the Indonesian Parliament, it is intended to start a pre-feasibility study into development.

Eagle (Rio Tinto: 100 per cent)
Late in 2007 Rio Tinto approved the development of the Eagle nickel high grade underground mine in Michigan, US, which is scheduled to begin operation in 2009. There are six further adjacent prospects which may give the potential to extend the current mine life beyond 30 years at the current planned production rates. Deeper drilling under and adjacent to the Eagle deposit reinforced the potential for further economic nickel resources outside the current mine plan. There are similarities to other world class magmatic nickel-sulphide deposits. Rio Tinto has an extensive land position in the Eagle district which is extremely prospective, including a 30 kilometre identified trend containing multiple target intrusions.

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Diamonds and Industrial Minerals group

STRATEGIC OVERVIEW
From 1 June 2007 the number of product groups in which Rio Tinto is organised was reduced to five from six by combining the Industrial Minerals group with the Diamonds group to form Diamonds and Industrial Minerals. The structuring better reflects the size of the Diamonds and Industrial Minerals businesses in the context of the broader Rio Tinto. Diamonds and Industrial Minerals report to the product group heads of Copper and Energy respectively.
     Diamonds comprises Rio Tinto’s 60 per cent interest in the Diavik Diamonds mine located in the Northwest Territories of Canada, the wholly owned Argyle mine in Western Australia, Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe and diamond sales and representative offices in Antwerp, Belgium and Mumbai, India.
     Within the global diamond industry, Rio Tinto Diamonds is well positioned as a leading supplier to the market with a clear focus on the upstream portion of the value chain. The group’s differentiated approach to marketing has enabled it to capture higher prices.
     The group’s strategy is to compete in the diamond business and strive to build further value through operational excellence and continued development of new and existing resources. The focus is on the mining, recovery and sale of rough natural diamonds. In keeping with Rio Tinto’s values, the group is a leading proponent of a number of programmes and partnerships that help improve social and environmental standards of partners, suppliers and customers.
     Rio Tinto sells diamonds from all three operations through its marketing arm according to a strict chain of custody process ensuring all products are segregated according to mine source.
     The Industrial Minerals part of the group is made up of Rio Tinto Minerals (RTM), a global leader in borates, talc and salt supply and science, and Rio Tinto Iron & Titanium (RTIT), a major producer of titanium dioxide feedstock. Industrial minerals markets include automotive, construction, telecommunications, agriculture and consumer products industries. Market differentiation depends on technical and marketing expertise and the group maintains R&D facilities in Europe, Canada and the US to develop new products and support customers.
     The Industrial Minerals strategy is to create value by directing resources toward high value growth sectors in mature and emerging markets. To support this, the group focuses on meeting customers’ needs for consistent quality, on time delivery and responsiveness; setting and meeting aggressive business improvement targets; expanding high grade titanium dioxide feedstock capacity; and establishing stock points to supply demand growth in emerging economies. The Industrial Minerals operating strategy is market driven and focuses on optimising volumes and product mix.
     Business improvement targets set in 2004 have largely been met resulting in the lowering of the sustainable cost base of Industrial Minerals. As part of a business optimisation exercise two talc operations were sold and two more were decommissioned in 2007. The Canadian RTIT metal powders plant has been integrated into the other RTIT operations to improve operating synergies. Operational excellence programmes continue to deliver improvements through systematically eliminating waste, reducing process variability, and engaging and empowering the workforce.
     Commercial and operating excellence is the foundation for growth, with acquisitions of sufficient scale serving to complement the existing portfolio. Greenfields projects are under way in potash and soda ash. RTIT is operating its assets at maximum capacity while maximising returns from co-products. Volume growth in the high grade titanium dioxide feedstock market will be underpinned by the commissioning and expansion of the Madagascar deposit.
     During 2007 negotiations at Richards Bay Minerals (RBM) were progressed to an advanced stage to divest 26 per cent of the business to historically disadvantaged groups as part of the legal requirement in South Africa to convert mineral rights. Rio Tinto marginally increased its share in its salt operations by buying out minority shareholders. At the end of 2007 a Group wide review of assets was conducted to determine the long term value of retaining these assets

Mined
(Rio Tinto share) ’000 carats
Diamonds

Reserves
(Rio Tinto share) ’000 carats
Diamonds

Underlying/adjusted earnings contribution*
US$m
Diamonds and Minerals

Underlying earnings 2005-2007
US$m

*A reconciliation of the net earnings with underlying earnings for 2005, 2006 and 2007 as determined under EU IFRS is set out on page 15. Adjusted earnings for 2003 have been determined under UK GAAP. All amounts presented by the product groups exclude net interest and other centrally reported items.

within Rio Tinto. Based on the outcome of this review the RTM borates and talc businesses are being considered for divestment.
     At 31 December 2007, Diamonds and Minerals accounted for seven per cent of the Group’s operating assets and contributed approximately 12 per cent of Rio Tinto’s gross turnover and seven per cent of underlying earnings in 2007. Approximately 8,000 people were employed in 2007.
     Andrew Mackenzie was appointed chief executive, Diamonds and Minerals on 1 June. In November he left the Group.
Responsibility for the Industrial Minerals portfolio was assumed by Preston Chiaro, chief executive, Energy, while Bret Clayton, chief executive, Copper, is responsible for Diamonds.

All injury frequency rate 2003 – 2007
(per 200,000 hours)

SAFETY
A regrettable double fatality occurred at RBM when two contractors lost their lives after entering a confined space. In 2007 the all injury

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frequency rate (AIFR) for the Industrial Minerals operations was 0.89 compared to 0.87 in 2006. The AIFR for Diamonds was 1.51 compared to 1.01 in 2006, including the Argyle underground project. A major focus continues to be delivery of a sustainable approach to safety improvement.

GREENHOUSE GAS EMISSIONS
Greenhouse gas (GHG) emissions per tonne of product are decreasing at both Diavik and Argyle diamond mines. Both sites are evaluating and implementing projects to further reduce emissions. At Argyle these projects are focused on inreasing the proportion of hydro-electric power, which already meets the majority of power requirements.
     The majority of RTM’s GHG emissions are from the Boron California facility where an energy management plan has been introduced. There are currently 24 energy management projects that are being progressed, and emissions per tonne of product are decreasing. During 2007 RTIT sites undertook audits to identify opportunities for GHG and energy reduction.

FINANCIAL PERFORMANCE
2007 compared with 2006
Diamonds contributed US$280 million to Rio Tinto’s underlying earnings in 2007, an increase of US$69 million over 2006. Sales revenue for 2007 was US$1,020 million, US$182 million higher than in 2006. Increased volumes from Diavik, a reduction in stocks at Argyle and tax credits in Australia and Canada contributed to earnings. An impairment charge of US$328 million after tax was taken at Argyle, reflecting industry cost pressures and the difficult ground conditions encountered in the underground project.
     The rough diamond market recovered during 2007 as excess pipeline inventory was consumed after weakness in the latter half of 2006. The polished diamond market was steady, but the weakness of the US economy is expected to curtail demand in the lower end of the market.
     Industrial Minerals’ net earnings were US$248 million, an improvement of two per cent on 2006. Net earnings from RTM decreased eight per cent to US$84 million while revenue grew five per cent. Earnings were negatively affected by a tax charge related to the borates business, and the impact of cyclones in Western Australia on salt volumes.
     RTIT recorded earnings of US$164 million, up from US$152 million in 2006. Revenue increased by 15 per cent due to an increase in sales to emerging markets and strong co-product prices. The effect of the strong Canadian dollar and rising input costs continued to put pressure on earnings from RTIT’s wholly-owned QIT-Fer et Titane (QIT) business.

2006 compared with 2005
Diamonds contributed US$211 million to underlying earnings in 2006, a decrease of US$75 million from 2005. Reduced 2006 earnings are mainly a result of the weakened second half market.
     Diamonds’ turnover for 2006 was US$838 million, US$238 million lower than in 2005 driven primarily by a downturn in the rough diamond market in the second half of 2006. This resulted in lower prices for most product types with Rio Tinto Diamonds stocking some lower quality product to be sold in 2007.
     Diamond production remained at similar levels to 2005 across all operations. Argyle produced 29.1 million carats in 2006, approximately 1.4 million carats less than in 2005. This was in line with expectations of a decreasing diamond production profile as the open pit winds down and underground production ramps up over the next five years. Diavik produced 5.9 million carats in 2006, 0.9 million carats more than in 2005. Murowa produced 0.2 million carats in 2006, slightly less than in 2005.
     The rough diamond market started strong in the first half of 2006 but deteriorated into the second half. Year end prices closed at similar levels to the start of 2006. A number of factors influenced this mid year correction, including a congested processing pipeline, tight manufacturing and trading liquidity and storms that caused flooding in India’s major cutting center, Surat, which forced the shutdown of many cutting and manufacturing centres for several weeks.
     Polished diamond prices remained constant through 2006 with reasonable demand experienced for most products, particularly for larger better quality white diamonds.
     During 2006 Rio Tinto’s shares in Ashton Mining of Canada were taken up by Stornoway Diamonds under its takeover bid for Ashton. In exchange for the shares in Ashton, Rio Tinto received cash totaling approximately C$29.6 million and 25.6 million Stornoway common shares.
     Industrial Minerals’ contribution to 2006 underlying earnings was US$243 million, a 30 per cent improvement on 2005.
     Rio Tinto Minerals earnings at US$91 million were 54 per cent improved on 2005. The absence in 2006 of the 2005 Rio Tinto Minerals restructure provision and modest revenue increases, combined with strong cost performance, despite upward pressure from cyclones in Western Australia and labour markets, contributed to this result.
     Rio Tinto Iron & Titanium earnings at US$152 million were 19 per cent higher than in 2005. Good price performance across all products, combined with favourable volume trends, strict cost control at RBM, and beneficial Canadian tax changes offset increased costs in the Canadian operations and the impact of the strong Canadian dollar.

RIO TINTO DIAMONDS OPERATIONS
Argyle (Rio Tinto: 100 per cent)
Rio Tinto owns and operates the Argyle diamond mine in Western Australia. Production from Argyle’s AK1 open pit mine is expected to continue through 2008, when the mine will transition to underground operations which are expected to extend the life of the mine to about 2018.

2007 operating performance
Due to lower grades, diamonds recovered decreased to 18.7 million carats in 2007 from 29.1 million carats in 2006 despite a two per cent increase in the volume of ore treated. Mine productivity was lower due to mining at lower elevations in the pit. Improvement programmes are in place to mitigate the cost pressures brought about by the resources boom in Western Australia.

Diavik Diamonds (Rio Tinto: 60 per cent)
Rio Tinto operates the Diavik Diamond Mine, located 300 kilometres north east of Yellowknife, Northwest Territories. It is an unincorporated joint venture between Rio Tinto and Harry Winston Diamond Corporation (formerly Aber Diamonds). Operations began in 2003 with mining of the A154 kimberlite pipes. In 2007 a second dike was completed to enable development of an open pit to mine on the A418 pipe. Open pit mining is expected to cease in 2012, at which time Diavik will become an all underground mine. Diavik’s total mine life remains within the 16 to 22 years projected in the original feasibility study of 1999.

2007 operating performance
Volumes of ore mined and processed were similar to 2006, however increased grades meant that Rio Tinto’s share of diamonds recovered increased to 7.2 million carats in 2007 from 5.9 million carats in 2006. The availability of the winter road was much improved from the previous year and supply of materials did not negatively affect operations.

Murowa (Rio Tinto: 77.8 per cent)
Production at Murowa commenced in late 2004 after US$11 million was spent on constructing a 200,000 tonnes per year plant and supporting infrastructure. Chain of custody safeguards put in place at the commencement of production have performed without incident.

2007 operating performance
The effects of power disruptions and lower feed head grades meant

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that Rio Tinto’s share of diamonds recovered decreased to 0.11 million carats from 0.19 million carats in 2006. Operating conditions in the country remained challenging with hyperinflation and commodity shortages.

RIO TINTO MINERALS OPERATIONS
RTM comprises borates, talc and salt mines, refineries, and shipping and packing facilities on five continents. Global headquarters are located in Denver, Colorado.
Borates – More than one million tonnes of refined borates are produced at Boron Operations, the organisation’s principal borate mining and refining operation in California’s Mojave Desert. Borates are essential to plants and part of a healthy diet for people. They are also key ingredients in hundreds of products essential to an acceptable standard of living, chief among them: insulation fibreglass, textile fibreglass, and heat resistant glass (44 per cent of world demand); ceramic and enamel frits and glazes (13 per cent); detergents, soaps and personal care products (six per cent);

agricultural micro-nutrients (seven per cent); and other uses including wood preservatives and flame retardants (30 per cent).
Talc – RTM operates talc mines – including the world’s largest, in southwest France – and processing facilities in Austria, Australia, Belgium, Canada, France, Italy, Japan, Mexico, Spain and the US. Talcs enhance performance in countless applications, including paper, paints, polymers, automotive mouldings, ceramics, personal care products and pharmaceuticals. This multiplicity demands an in depth understanding not only of talc’s properties and functions but also of its full range of applications and user industries.
Salt (Rio Tinto: 68.4 per cent) – RTM manages three salt operations located in Western Australia. It produces industrial salt by solar evaporation at its Dampier, Port Hedland and Lake MacLeod operations, where it also mines gypsum. Customers are located in Asia and the Middle East. The majority are chemical companies who use salt as feedstock for the production of chlorine and caustic soda (together known as chlor-alkali production). Products are also used as food salt and for general purposes including road de-icing.

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2007 operating performance
Borates – Production volumes were up one per cent at 560,000 tonnes of boric oxide, and sales volumes declined slightly from 2006. North American markets continued to be affected by a sluggish housing industry in 2007 but were offset by strong growth in Asian markets and steady performance in European markets.
Talc – Talc output decreased by eight per cent to 1,281,000 tonnes as smaller operations were closed and marginal sales were discontinued. Sales volumes decreased slightly. Strong polymer and coating sales in Europe offset volume declines in North America driven by the housing and automotive sector slowdown.
Salt (Rio Tinto: 68.4 per cent) – The residual effects of the cyclones in Western Australia led to a three per cent decline in salt volumes to 5.2 million tonnes (Rio Tinto share). The recovery effort is expected to take until the fourth quarter of 2008, with full capacity likely in 2010. A 500,000 tonnes per annum capacity expansion at Lake MacLeod has been completed.

RIO TINTO IRON & TITANIUM OPERATIONS
Quebec Iron & Titanium
Richards Bay Minerals (Rio Tinto: 50 per cent)
Rio Tinto Iron & Titanium (RTIT) comprises the wholly owned Quebec Iron & Titanium (QIT) in Quebec, Canada and the 50 per cent interest in Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa. Both produce titanium dioxide feedstock used by customers to manufacture pigments for paints and surface coatings, plastics and paper, as well as iron and zircon co-products. RBM is progressing arrangements to meet the requirements of legislation governing broad based economic empowerment in the South African mining industry.
     QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. QIT has the capacity to produce 375,000 tonnes of upgraded slag (UGS) per annum and is currently improving its smelter facility to smelt ilmenite from the Madagascar project into high grade slag. Resources will sustain more than 20 years operation at current production rates.
     RBM’s ilmenite has a low alkali content which makes its feedstock suitable for the chloride pigment process. RBM has the capacity to produce one million tonnes of feedstock annually.
     RTIT is headquartered in the UK.

2007 operating performance
Titanium dioxide pigment is the principal end use market for feedstocks manufactured by RTIT.
     Titanium dioxide feedstock output remained steady from 2006 to 2007 with both smelters operating at full capacity. Prices of chloride feedstock remained flat with the market going into oversupply. The production of UGS increased by five per cent to take advantage of the increasing demand for high grade feedstock. Sales of feedstock into the sulphate market increased to meet demand from Asia. Prices for iron co-products remained strong during the year.

DIAMONDS AND INDUSTRIAL MINERALS GROUP PROJECTS
Diavik underground (Rio Tinto: 60 per cent)
Following the completion of the feasibility study in 2007 approval was given to proceed with underground mining of the A154N, A154S and A418 kimberlites. Additional funding of US$563 million was approved, bringing the total investment in the underground mine to US$787 million. Under the current life of mine plan, diamond production from underground would begin in 2009 and continue beyond 2020.
     To support underground mining, Diavik must construct new surface works including a crusher and paste backfill plant, expand its water treatment and power generating plants, and construct ancillary facilities including fuel and cement storage, and additional accommodation facilities.
     About 20 kilometres of tunnels will be constructed to bring underground mining into production. The capital investment of US$563 million will be spent over the next two years, adding to the US$224 million invested in 2006-2007 for the underground feasibility studies and related capital projects.

     The study into the A21 kimberlite concluded that this should not be included in reserves at this point and further project development will be conducted in 2008.

Murowa (Rio Tinto: 77.8 per cent)
The feasibility study into expanding the capacity of Murowa mining and processing operations was completed during 2007. A decision to proceed will depend on resolving security of tenure.

Argyle underground (Rio Tinto: 100 per cent)
Rio Tinto approved the development of an underground block cave mine under the AK1 open pit in late 2005. It also approved an open pit cutback on the Northern Bowl to facilitate the transition from open pit to underground mining. The cost estimate for the project was revised to US$1.5 billion due to the overheated Western Australian mining and construction industry and challenging ground conditions. However, efforts continue to recover value, and some improvement on the revised cost estimate may be possible following more rapid underground development rates in the second half. First production from the underground operation is expected in 2009.

QIT Madagascar Minerals (Rio Tinto 80 per cent)
The project was approved in 2005 and comprises a mineral sand mine and separation plant, and port facilities in southern Madagascar as well as an upgrade of QIT’s ilmenite smelting facilities in Canada. The Government of Madagascar contributed US$35m to the establishment of the port as part of its Growth Poles project funded by the World Bank. The project has maintained its schedule, however cost inflation and foreign exchange effects have increased the cost estimate to US$1.0 billion. Nevertheless, increased product selling prices have meant that the project value has been maintained. First production is expected at the end of 2008.
     The mine will be a key initial customer of the deep sea multi-use public port at Ehoala, providing the base load to help establish the port. Over time, it is expected the port will make an important contribution to economic development of the region.
     RTIT will manage the port operations. At the end of the life of the mine, the port will fall under the responsibility and control of the Government of Madagascar.
     Extensive engagement and consultation with the Government of Madagascar and local people and leaders has taken place over many years. The World Bank is involved in a development role and non government organisations, including the Royal Botanic Gardens, Kew and Missouri Botanical Gardens, have been involved in planning environmental and conservation strategies.

Potasio Rio Colorado S.A. (Rio Tinto 100 per cent)
The Rio Colorado potash project in Argentina lies 1,000 kilometres south west of Buenos Aires. Potash is used principally as an agricultural fertiliser. Evaluation of the project began in late 2003, and has included a two year large scale trial of solution mining. This ran successfully from late 2004. During 2007 the feasibility study was completed. Development of the project depends on finalising permits and other agreements as well as approval by the board of Rio Tinto. Subject to this, first production could occur in 2011. Installed capacity will be 2.9 million tonnes per year. The scale and quality of the resource provide potential for expansion.

Kazan trona (Rio Tinto 100 per cent)
The Kazan trona project is located 35 kilometres northwest of Ankara in Turkey. Rio Tinto is conducting pre-feasibility studies and, upon expected approval in 2008, will move into large scale solution mining trials. Trona is converted to soda ash, or sodium carbonate, by dissolving ore and recrystallizing the soda ash. Soda ash is one of oldest known and largest volume inorganic chemicals, used primarily in the glass, chemicals, soap and detergent, and pulp and paper industries. Kazan trona promises to be a more environmentally sustainable commodity to meet rising global demand than chemical synthesis.

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Energy group

STRATEGIC OVERVIEW
The Energy group comprises thermal coal, coking coal and uranium operations. Coal interests located in Australia and the US supply internationally traded and US and Australian domestic markets. Rio Tinto Uranium supplies uranium oxide produced at its majority owned mines in Australia and Namibia to electric power utilities worldwide. Rio Tinto Uranium is currently the world’s second largest uranium supplier.
     The group strategy aims to harness and focus resources to deliver world class performance in operations, sustainable development and value creation. The strategy is focused on positioning the group as the world’s value leader in mineable energy.
     The group’s reserve and resource position in thermal and coking coal is sufficient to underpin significant greenfield and brownfield expansions.
     In 2007 the Energy group undertook a review of its asset portfolio which highlighted opportunities in the current market to divest assets. Options to divest Rio Tinto Energy America (RTEA) and the Kintyre, Australia, and Sweetwater, US, uranium projects are currently being explored.
     A key part of the group’s strategy is to ensure that the group is a leading advocate of, and investor in, the sustainable future uses of coal and uranium. In 2007 the group continued to dedicate resources and investment funds to the development of clean coal technology through the FutureGen project in the US, COAL21 in Australia and in numerous low emission coal research organisations in the US and Australia.
     In 2007 Hydrogen Energy was launched, a 50:50 joint venture with BP which will develop low carbon energy projects around the world. Hydrogen Energy will position Rio Tinto Energy to profit from the advent of a global low carbon energy future and initiate the development of a broader risk management strategy for climate change regulation while providing a meaningful offer on climate change and product stewardship.
     The group’s strategic intent is to build through Hydrogen Energy a low carbon energy business primarily reliant on coal that will ultimately leverage Rio Tinto’s capabilities in identifying, acquiring and operating large long life coal assets. Gasification opens new and larger markets for coal and the aim is to maximise returns across the emerging coal gasification value chain. Early positioning will convey an important element of competitive advantage. A key to unlocking value will be to proactively shape government policy to support and enable initial projects.
     Hydrogen Energy will initially focus on the production of hydrogen for power generation using fossil fuels feedstocks and carbon capture and storage technology to produce new large scale supplies of clean electricity. Hydrogen Energy has announced initiation of studies for possible projects in California, Western Australia, and Abu Dhabi.
     The Rössing Uranium life of mine extension project in Namibia continues. With the substantial recovery of uranium prices in recent years, Rössing is well positioned to expand and further extend the life of its operations. This will enable the company to continue to be a leading contributor to the Namibian economy, as it has been for the past 30 years.
     At Energy Resources of Australia’s (ERA) Ranger mine, a number of opportunities for further low cost brownfield expansion are under consideration. ERA also owns the Jabiluka deposit, the second largest undeveloped uranium deposit in the world. In addition to the significant and sustainable operating assets at Rössing and ERA, Rio Tinto has increased its corporate uranium exploration activity around the world. With a global nuclear power renaissance now under way, driven in large part by the need for large baseload electricity generation that does not emit greenhouse gases, Rio Tinto intends to maintain and enhance its position as one of the world’s leading uranium suppliers to power this growth.
     At 31 December 2007, the Energy group accounted for 4.9 per cent of Group operating assets and, in 2007, contributed 13.8 per cent of Rio Tinto’s gross sales revenue and 6.5 per cent of underlying earnings.

Mined
(Rio Tinto share) million tonnes
Coal

Mined
(Rio Tinto share) ’000 pounds U3O8
Uranium

Reserves
(Rio Tinto share) million tonnes
Coal

Reserves
(Rio Tinto share) ’000 pounds U3O8
Uranium

Underlying/adjusted earnings contribution*
US$m
Energy

Underlying earnings 2005-2007
US$m

*A reconciliation of the net earnings with underlying earnings for 2005, 2006 and 2007 as determined under EU IFRS is set out on page 15. Adjusted earnings for 2003 have been determined under UK GAAP. All amounts presented by the product groups exclude net interest and other centrally reported items.

     Preston Chiaro, chief executive, Energy and Industrial Minerals, is based in London.

SAFETY
Safety performance and awareness continued to be a major focus of all operations. Energy Resources of Australia achieved significant improvements in safety performance. The lost time injury rate fell by 74 per cent and the all injury rate by 46 per cent. The injury severity rate, a measure of the seriousness of injuries, also decreased by a factor of over three. At Rio Tinto Energy America the severity index improved to approximately half of the severity index in 2006. At Rio Tinto Coal Australia’s (RTCA) Kestrel mine the lost time injury rate fell by 57 per cent and the all injury rate by 60 per cent. Two Energy group operations were winners of the Chief Executive’s Safety Awards, Hunter Valley Operations and the Antelope mine in the US.

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All injury frequency rate 2003 – 2007 (per 200,000 hours)

GREENHOUSE GAS EMISSIONS
 A greenhouse gas (GHG) performance review was submitted by each business unit as part of a planning process. This included a discussion on targets and performance and a list of proposed and implemented projects noting project progress, savings, costs and NPV (net present value).
     Energy Resources of Australia is expected to exceed its targeted GHG reductions. Rio Tinto Energy America is slightly above target and Rio Tinto Coal Australia emissions per tonne have increased. Both RTEA and RTCA have a number of NPV positive optimisations and diesel reduction projects being researched or implemented. With a life of mine extension under way, Rössing Uranium has set a revised target. A number of optimisation projects have been identified.
     The Energy group is also focussing on long term emissions reductions through the Hydrogen Energy joint venture. The plan identifies significant expenditure in terms of operating and capital costs for Hydrogen Energy in 2008 and 2009.

FINANCIAL PERFORMANCE
2007 compared with 2006
The Energy group’s 2007 contribution to underlying earnings was US$484 million, US$222 million less than in 2006.
     Coal chain infrastructure bottlenecks and allocation cutbacks in Australia resulted in ongoing and significant production cutbacks and much higher demurrage costs. It is anticipated that production in Australia will not return to full capacity until 2010 when infrastructure bottlenecks are expected to be cleared. Port allocation arrangement negotiations were continuing at year end.
     The results also reflected the softening of coking coal prices although there were increases in thermal coal prices and the stronger uranium oxide market. The weakening of the US dollar against the Australian dollar reduced earnings at Australian operations. For all operations, rising fuel prices and the tightness of the labour supply market continued to place pressure on operating results.
     Despite lower volumes of uranium sold, higher market prices and the expiration of older contracts containing price caps contributed to a 69 per cent increase in uranium revenues in 2007 compared to 2006.
     At Rössing Uranium, results were affected by reduced production volumes due to grade and plant performance and increased operating costs associated with development projects to increase capacity in the future. At ERA results were affected by production losses associated with a severe rain event and flooding of the pit.
     The strong upward momentum that characterised the uranium market in the past three years continued for the first half of 2007, as demand remained robust in the wake of supply disruptions that affected a number of projects worldwide. However, unlike previous years, 2007 saw a fundamental change in market behaviour as the spot price became de-linked from the long term market due to the increasing influence of speculators in the commodity. Historically, the spot market has traded at a nominal discount to the term market, but last year saw substantial volatility in spot prices.
     The long term uranium price, at which Rio Tinto sells most of its material, exhibited strong growth in the early part of the year, rising to a high of US$95 per pound in May, an increase of 27 per cent over

December 2006. Thereafter, the long term price remained at US$95 as utility purchasing activity continued at moderately high levels.

2006 compared with 2005
The Energy group’s contribution to underlying earnings was US$706 million, US$24 million lower than in 2005.
     Results benefited from a sustained increase in the price received for thermal coal. Capacity problems in the coal supply chain in the Hunter Valley region of New South Wales impeded production from Coal & Allied operations. Drought in parts of Queensland and New South Wales also affected production levels. Operations focused on producing high margin products and optimising the coal supply chain. Increases in the cost of basic materials, fuel, explosives and labour were not fully offset by production growth, resulting in a rise in the cost per unit of production across all operations.
     Although spot prices for uranium rose dramatically during the first part of the year, this had little effect on Rio Tinto’s long term contract portfolio. Uranium oxide is typically sold under long term contracts, with pricing determined both by fixed prices negotiated several years in advance, and by market prices at time of delivery. Therefore, the rise in the spot price of uranium oxide during the period was not fully reflected in the year’s earnings, but the rise in long term prices did contribute to the improved results. Moreover, for both mines, legacy contracts at low prices are being replaced with new long term contracts that provide floor price protection at levels far above market prices at the beginning of this decade.

OPERATIONS
Rio Tinto Energy America (Rio Tinto: 100 per cent)
Rio Tinto Energy America wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US, and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. RTEA also manages the group’s interest in Colowyo Coal in Colorado, US. In total it employs approximately 2,300 people.
     The second largest US coal producer, RTEA sells its ultra low sulphur coal to electricity generators predominantly in mid western and southern states.
     In April, RTEA bid and won access to approximately 107 million tonnes of additional coal reserves for its Spring Creek Mine in Montana. In June, RTEA bid and won access to approximately 83 million tonnes for the Colowyo Mine in Colorado. The acquisitions will extend the operating lives of the respective mines.
     Rio Tinto has announced that it is exploring options to sell RTEA.

2007 operating performance
RTEA’s 2007 contribution to underlying earnings was US$132 million, US$45 million lower than in 2006. Results reflected steadily increasing US coal prices throughout 2007, more than offset by a higher effective tax rate in 2007.
     RTEA’s 2007 sales were 128.3 million tonnes (excludes brokered sales), a decrease of 222,000 tonnes from 2006. Further increases were limited as customers had built higher levels of coal stockpiles in 2006. Earnings were reduced by a higher effective tax rate than in 2006. In 2007 the effective rate was 35 per cent as all prior year loss carry forwards had been applied. Adjusting to comparable tax rates, the 2007 result was better than 2006, largely driven by improved contract prices.
     Antelope mine production of 31.3 million tonnes set a new record for annual production and sales, above the 2006 record of 30.7 million tonnes. Colowyo mine production of 5.1 million tonnes decreased by 700,000 tonnes. Cordero Rojo mine production of 36.7 million tonnes increased by 600,000 tonnes. Jacobs Ranch mine production of 34.6 million tonnes decreased by 1.7 million tonnes. Spring Creek mine production of 14.3 million tonnes set a new record for annual production and sales above the 2006 record of 13.2 million tonnes.
     Consistent with the worldwide mining industry, RTEA experienced an increase in the input prices of materials and supplies

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in 2007 resulting in higher variable costs of mining. Diesel prices in 2007 increased by more than 15 per cent relative to 2006. Labour costs increased significantly reflecting the competitive regional labour shortage and steadily increasing healthcare costs. Tyre costs increased with the worldwide shortage of large mining equipment tyres. At the same time, strip ratios increase as reserves get deeper, resulting in the requirement to move increasing volumes of overburden.
     RTEA is a member of the FutureGen Alliance, which seeks to construct the world’s first coal fuelled “zero emissions” power plant. The project achieved a major milestone with a site in Illinois selected for development. Construction was planned to commence upon completion of the permitting process, however this is now in doubt with the US Department of Energy announcing a restructure of the FutureGen project in January 2008.

Rio Tinto Coal Australia (Rio Tinto: 100 per cent)
Rio Tinto Coal Australia manages the group’s Australian coal interests. These include, in Queensland: the Blair Athol (Rio Tinto: 71 per cent), Kestrel (Rio Tinto: 80 per cent), Tarong (Rio Tinto: 100 per cent) and Hail Creek (Rio Tinto: 82 per cent) coal mines and the Clermont deposit (Rio Tinto: 50 per cent).
     RTCA also provides management services to Coal & Allied Industries (Coal & Allied) for operation of its four mines located within the Hunter Valley in New South Wales. Coal & Allied (Rio Tinto: 75.7 per cent) is publicly listed on the Australian Securities Exchange and had a market capitalisation of A$6.5 billion (US$5.7 billion) at 31 December 2007. Coal & Allied wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations, a 55.6 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal & Allied also has a 37 per cent interest in Port Waratah Coal Services coal loading terminal.
     Production from the Tarong mine is sold exclusively to Tarong Energy Corporation (TEC), an adjacent state owned power utility. In October 2007 the sale of the Tarong mine to TEC was announced with the sale to take effect from 31 January 2008.
     Blair Athol produces thermal coal and sells principally to the Japanese market generally on annual agreements. Kestrel and Hail Creek sell mainly metallurgical coal to customers in Japan, south east Asia, Europe and Central America, generally on annual agreements.
     Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under a combination of long term contracts and spot business.
     RTCA and Coal & Allied collectively employ approximately 2,500 people.

2007 operating performance
RTCA’s 2007 contribution to underlying earnings was US$246 million, US$244 million lower than in 2006. There was an increase in thermal coal prices but this was offset by production cutbacks necessitated by shipping bottlenecks and the continued weakening of the US dollar against the Australian dollar. Rising fuel prices and the tightness of the labour supply market continued to place pressure on operating results.
     A tax benefit of US$29 million was received on the release of a tax provision that was no longer required.
     As the majority of costs are fixed with only consumables such as fuel, tyres and explosives being variable, reduced port capacities had a direct and negative impact on underlying earnings.
     Inadequate capacity of coal chain infrastructure in both the Hunter Valley and Queensland operations was a significant contributor to less than satisfactory results for RTCA. Significant production cutbacks of 14 per cent from 2006 levels were necessary, resulting in equipment and contract employees being idled. It is anticipated that production will not return to full capacity until 2010 when infrastructure bottlenecks are expected to be cleared.
     RTCA operations declared force majeure under its sales contracts on two occasions during 2007; in June as a result of severe weather conditions in the Hunter Valley and in November as a result of announced first quarter 2008 allocation cutbacks at the Dalrymple Bay port facilities in Queensland.
     Total production at Blair Athol decreased from 10.2 million tonnes to 7.9 million tonnes primarily as a result of limited port capacity. Kestrel’s production increased by 0.8 per cent to 3.6 million tonnes. Hail Creek production was five million tonnes, an increase of ten per cent. At Tarong, production decreased by 35 per cent in line with lower demand from Tarong Energy Corporation.

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
Energy Resources of Australia Ltd (ERA) is a publicly listed company and had a market capitalisation of A$3.7 billion (US$3.3 billion) at 31 December 2007. ERA employs 420 people, an increase from 385 at the end of 2006.
     Since 1980 ERA has mined ore and produced uranium oxide at its Ranger open pit mine, 250 kilometres east of Darwin in Australia’s Northern Territory. ERA also has title to the adjacent Jabiluka mineral lease, which in 2003 was put on long term care and maintenance. Ranger and Jabiluka are surrounded by, but remain separate from, the World Heritage listed Kakadu National Park, and especially stringent environmental requirements and governmental oversight apply.
     ERA is a large uranium producer, with considerable operational experience and a well established market position. The Ranger mine is the second largest uranium mine in the world and ERA is the fourth largest producer. ERA’s strategy is focused on creating the most value from resources available on existing lease areas.
     In line with the Energy group’s strategy of seeking additional production volumes and long term expansions to supply the current favourable market environment, ERA put significant effort into achieving growth through capitalising on opportunities for expansion and extension of production including, an extension of the existing Ranger mine, and installation of additional processing equipment to treat low grade and lateritic ore.

2007 operating performance
ERA’s 2007 full year earnings rose by 124 per cent to US$38 million in comparison with 2006 earnings of US$17 million. This was driven by a rise in the average realised price of uranium oxide from US$18.36 per pound to US$25.06 per pound despite sales being lower at 11.7 million pounds compared to the 2006 volume of 12.7 million pounds. The 2007 sales figures include no borrowed material.
     Production of uranium oxide in 2007 was 11.7 million pounds, approximately 13 per cent higher than in 2006.
     The favourable production result was significant given a severe rain event associated with a tropical low pressure system, resulting in nearly 850 millimetres of rain falling over the Ranger operation in seven days in February 2007. This resulted in flooding of the Ranger open pit, restricting access to high grade ore, forcing a processing plant shutdown and a declaration of force majeure on sales contracts in March 2007. In the third quarter of 2007 access to high grade ore was again possible through the implementation of various water disposal measures.
     Recovery work was successful in allowing production to return to normal levels in 2008 with no adverse environmental consequences. All sales commitments were met in 2007 and force majeure was lifted in January 2008. Further work is under way to reduce the impact of future weather events on the mine’s performance.
     In September ERA announced an extension of the Ranger mine at a capital cost A$57 million, which added 10.7 million pounds of additional reserves, and extended the mine life from 2008 to 2012. Expenditure of A$10 million was also approved to examine options to further extend the mine and increase production from the processing plant.
     Exploration and evaluation activity increased in 2007 with ERA spending US$11.8 million compared to US$6 million in 2006.

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Exploration and evaluation focused on near mine extensions to the Ranger orebody.
     ERA continued to work with the Mirarr, traditional owners of the mining lease. The Mirarr commenced delivery of a cultural awareness programme to all new ERA employees and advised ERA on the establishment of traditional fire management practices on the Ranger lease. Increasing indigenous employment is a significant focus including the provision of training and employment opportunities. The year saw the number of indigenous employees increase to 65, or 16 per cent of the workforce. Improving on this will continue to be a focus for 2008.

Rössing Uranium (Rio Tinto: 68.6 per cent)
Rössing Uranium Limited produces and exports uranium oxide from Namibia to power utilities globally. Rössing continues to play a major role in the Namibian economy, both in terms of GDP contribution as well as education, employment and training.
     Rössing currently employs approximately 1,175 people. Following the life of mine extension project approved in 2005, capital equipment acquisitions for the new mining area are in place and planning work for further extension continues. In 2007 production volumes of 6.7 million pounds were constrained as a result of having limited access to ore sources. The phase one pit is in its last two years of life. Mining and processing volumes, however, have been good and the mine is positioned for higher volumes in 2008 and beyond.
     The year was one of consolidation and preparation for future growth and sustainable production. Truck and loading fleets doubled and over 300 people were recruited and trained. The current approved life of mine extensions will take the mine life to 2016 and further potential opportunities exist to extend both the mine life and production volumes depending on the long term price outlook and costs of production. Activities will continue to focus on continuous net present value (NPV) growth, improving margins and creation of options from potential resources and reserves.

2007 operating performance
Earnings increased to US$95 million from US$27 million in 2006 due to higher market prices for uranium oxide.
     Operating costs increased to US$38 per pound of uranium oxide production from US$22 per pound in 2006 as a result of lower production volumes, outsourcing of waste stripping as well as exploration activities that are not yet adding to production volumes. Costs were also affected by ore grades and higher than planned diesel and other operating costs.
     All new primary production equipment is now fully commissioned to bring the fleet complement to 24 haul trucks from 16 at the beginning of the year, and six loading units compared to four previously. Initiatives are under way to improve the performance of the milling process.
     Lower than planned leach extraction in 2007 was due to the average ore type which impacted on process controls. In 2008 there will be a focus on maintaining stability in the process and improving the head grade by applying a better blending strategy.
     Rössing continues to put significant effort and management focus on safety. The goal is to eliminate all injuries from the workplace and to have an embedded safety culture and systems that identify and rectify potential safety hazards.

ENERGY GROUP PROJECTS
Energy Resources of Australia (Rio Tinto: 68.4 per cent)
In September 2007 ERA announced an extension to the Ranger open pit at a capital cost of A$57 million to extend mining until 2012. The pushback, when combined with optimisation of the existing pit, added an additional 10.7 million pounds of contained uranium oxide to reserves. The majority of the additional production from the extension will occur in 2011.
     ERA has also approved expenditure of A$10 million for a pre-feasibility study to examine options to further expand the mine and increase production from the processing plant. The study commenced in the third quarter of 2007 and will continue into 2008.
     ERA’s other capital expansion projects to process laterite ore and radiometrically sort low grade ores are well advanced with both projects scheduled for commissioning in the second quarter of 2008. The laterite processing plant will contribute approximately 0.88 million pounds per annum of uranium oxide to production from 2008 through to 2014. The radiometric sorter will upgrade lower grade ore and allow an additional 2.4 million pounds of uranium oxide to be produced over a five year period from 2008 to the end of 2013.
     Exploration continued throughout the year including for the first time drilling through the wet season. Activity focused on further defining the down dip extension of the Ranger orebody, as well as understanding and defining the uranium resource to support the pre-feasibility study on further expansion of the mine.

Rössing Uranium (Rio Tinto: 68.6 per cent)
After years of working below capacity during a period of low uranium prices, in December 2005 approval was granted to restore annual production capacity to 8.8 million pounds per annum and extend the life of the operation until at least 2016. Total incremental and sustaining capital cost of the expansion is US$112 million.
     In 2007, delays were experienced with the start of construction projects due to slow contractor tender submissions. Recruitment of staff has been slow due to skills shortages in southern Africa. Work is now progressing well.

Rio Tinto Coal Australia Clermont (Rio Tinto: 50.1 per cent)
Rio Tinto and its joint venture partners approved investment of US$750 million for the development of the Clermont thermal coal mine in central Queensland, situated 15 kilometres south east of the Blair Athol mine. Clermont will become Australia’s largest thermal coal producer when it reaches full capacity, which is scheduled for 2013. The mine will be brought into production to replace Blair Athol, due to close in 2015, and will use Blair Athols’ existing infrastructure and market position. To date construction has progressed to plan with boxcut production to commence in mid 2008 and first coal production expected in 2010.

Rio Tinto Coal Australia Kestrel (Rio Tinto: 80 per cent)
Rio Tinto and its joint venture partners approved investment of US$991 million for the extension of the Kestrel mine. This represents a 20 year investment in the Bowen Basin of Queensland to help meet Asian demand for metallurgical coal. First coal production from the extension is forecast for 2012 when the existing mine ceases production.

Coal & Allied Mount Pleasant (Rio Tinto: 75.7 per cent)
In 2006, Coal & Allied started a feasibility study on the Mount Pleasant coal mine project located adjacent to the Bengalla coal mine near Muswellbrook in the Hunter Valley, New South Wales. With continued uncertainty surrounding coal chain infrastructure in the Hunter Valley, further study is required before the feasibility study can be finalised.

Coal & Allied Lower Hunter Land (Rio Tinto: 75.7 per cent)
In 2006 Coal and Allied signed a memorandum of understanding with the New South Wales Government to facilitate the provision of extensive land conservation corridors in the Lower Hunter via the transfer of 80 per cent of the Company’s post mining land holdings. The remaining 20 per cent is being considered for land development. Extensive community consultation continued through 2007 with various options considered. Feasibility studies will be conducted in 2008 to finalise these options.

Rio Tinto Energy America (Rio Tinto: 100 per cent)
During 2007 RTEA commenced construction of the Jacobs Ranch overland conveyor and in pit crusher project. This will reduce

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A stacker reclaimer at Rio Tinto Coal Australia's Blair Athol coal mine in Queensland.

emissions and operating costs in addition to providing latent capacity for expansion (from around 38 million tonnes to around 45 million tonnes per annum). Commissioning is on schedule for completion in 2008. At Antelope and Spring Creek recent expansion projects were completed in 2007 and production is ramping up to meet market demand.

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Iron Ore group

STRATEGIC OVERVIEW
Rio Tinto’s Iron Ore group conforms with the larger Group’s overall strategy of pursuing the world’s best natural resources, wherever they are located, using the best technologies, and operating them safely. RTIO seeks to do this by being faster and better at producing iron ore, supported by an unmatched capacity and capability to develop key infrastructure.
     RTIO is geographically well placed to take advantage of the exceptionally strong market conditions and outlook in Asia, with a massive mineral resource base close to an integrated production platform in the Pilbara of Western Australia. This enables a rapid expansion of production in the short and medium term. RTIO’s large mineralisation position in Australia and Guinea, west Africa, together with an established project execution capability, provides potential for a global iron ore production capacity of more than 600 million tonnes per annum.
     As new competitors and constraints emerge, RTIO’s strategy to meet the industry challenges is focused on achieving “industry leadership” in global iron ore. The strategy is centred on rapidly expanding the business, both globally and in the Pilbara, and delivering maximum value from RTIO’s operations by developing a world class production platform.
     RTIO’s portfolio of operations is international, including Australia, Canada and Brazil, a major development project in Guinea at Simandou, and the Orissa project in India. It also includes the HIsmelt® plant in Australia, which applies revolutionary technology to convert iron ore fines with significant impurities into high quality pig iron.
     RTIO Asia was established in Singapore in November 2007 to provide an integrated sales, marketing, distribution and logistics service for Hamersley Iron products in the Asia Pacific. It aims to maximise Hamersley’s share of forecast growth in the region.
     At 31 December 2007, the Iron Ore group accounted for 13 per cent of Rio Tinto’s operating assets, and in 2007 contributed 26 per cent of the Group’s gross sales revenue and 36 per cent of underlying earnings.
     At year end 2007 RTIO employed 6,520 people in Western Australia and 8,630 worldwide. In a highly contested market, the recruitment effort was exceptional, with 1,951 new starters in 2007.
     Environmental initiatives included development of a strategic approach to water for the Pilbara, to ensure long term security of supply at the ports and in the management of dewatering discharge associated with the increasing requirement for below water table mining across the Pilbara, and recognising the importance of this issue for traditional land owners of the region.
     A major milestone was reached with the completion of the Phase B upgrade of the port of Dampier, now ramping up towards its new capacity of 140 million tonnes per annum (Mt/a). Work has commenced on the Cape Lambert upgrade to 80 Mt/a from 55 Mt/a, which will be completed in early 2009. Two new mines were approved for development – Brockman 4 (22 Mt/a) and Mesa A/Warramboo (25 Mt/a) – at a combined total cost of US$2.4 billion, of which Rio Tinto’s share is US$2.0 billion. Both mines will replace tonnages from deposits nearing the end of their mine life.
     Rio Tinto’s 50:50 joint venture with Hancock Prospecting is progressing well. In November, Hope Downs 1 (22 Mt/a), began production – a full quarter ahead of schedule, and the stage 2 expansion to 30 Mt/a has been brought forward one year, with production planned to commence at the start of 2009. In December approval was given for a US$71.4 million feasibility study into the development of a Hope Downs 4 mine (15-20 Mt/a).
     RTIO’s growth strategy has seen more than US$7 billion committed to port, rail, power and mine assets since 2003, resulting in a world class, integrated iron ore network. A feasibility study into expanding Pilbara capacity to 320 Mt/a by 2012 is well advanced and a decision will be made in early 2009. Cape Lambert has been identified as the preferred site for port expansion.
     In late November 2007 Rio Tinto senior management outlined an aggressive expansion programme designed to capitalise on RTIO’s global spread of assets and markets. This included a conceptual

Production
(Rio Tinto share) million tonnes
Iron Ore

Reserves
(Rio Tinto share) million tonnes
Iron Ore

Underlying/adjusted earnings contribution*
US$m
Iron Ore

Underlying earnings 2005-2007
US$m

*A reconciliation of the net earnings with underlying earnings for 2005, 2006 and 2007 as determined under EU IFRS is set out on page 15. Adjusted earnings for 2003 have been determined under UK GAAP. All amounts presented by the product groups exclude net interest and other centrally reported items.

framework towards establishing a Pilbara production capacity of 420 Mt/a and an expansion at Simandou in Guinea of up to 170 Mt/a.
     During the year, RTIO was inducted into the Australian Export Hall of Fame, was twice honoured at the Australian Business Arts Foundation awards and won a 2007 Water Award for its re-injection project at Yandicoogina.
     Sam Walsh, chief executive Iron Ore, is based in Perth, Western Australia.

All injury frequency rate 2003 – 2007
(per 200,000 hours)

SAFETY
Iron Ore Company of Canada’s safety performance continued to improve in 2007 with a 59 per cent reduction in the lost time injury frequency rate to 0.29. The Corumbá mine in Brazil again won the Chief Executive’s Safety Award. Work progressed on a number of safety initiatives across operations, particularly focused on issues surrounding contractor management, vehicle safety and

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implementing proactive measures to prevent the risk of injury. Cyclone preparation measures in the Pilbara employee accommodations were reviewed, focusing on standardised safety measures. Overall, the group’s all injury frequency rate was 0.92 (1.24 in 2006) and the lost time injury frequency rate 0.38 (0.59).

GREENHOUSE GAS EMISSIONS
The 2008–2009 greenhouse gas (GHG) plan notes an increased focus on energy reduction through the appointment of an energy specialist in late 2007 and the conduct of further energy reviews. A feasibility study is being conducted to examine the possible replacement of power stations to reduce GHG emissions and mitigate current potential environment risk.
     A number of additional activities aimed at reducing energy use and GHG emissions are also under way including replacing heavy mobile equipment and locomotives. Dash 7 and Dash 8 locomotives are being replaced by new generation GE EVO locomotives. The RTIO technology group is also examining hybrid locos in collaboration with General Electric, liquid natural gas replacement for diesel trucks and locomotives, rail electrification, and closed cycle power generation for existing open cycle power units. Rio Tinto has approved new gas fired power generation in the Pilbara as a step towards lower emissions electricity.

FINANCIAL PERFORMANCE
2007 compared with 2006
RTIO’s contribution to 2007 underlying earnings was US$2,651 million, US$400 million higher than in 2006.
     Demand for iron ore remained extremely strong across the product range throughout 2007, driven by the continuing robust growth in global steel demand and production, significantly exceeding seaborne suppliers’ capacity to match. Total Chinese iron ore imports rose from 326 million tonnes to 383 million tonnes, accounting for more than 90 per cent of world growth. Hamersley Iron and Robe River in Australia operated at record or near record levels of production in 2007.
     In December RTIO announced plans to sell up to 15 million tonnes of iron ore on the spot market in 2008, taking advantage of the large gap between annual (benchmark) and short term prices while continuing to meet longer term contractual commitments.

2006 compared with 2005
RTIO’s contribution to 2006 underlying earnings was US$2,251 million, US$548 million higher than in 2005.
     Demand for iron ore continued to be extremely strong across the product range throughout 2006, driven by continued growth in global steel demand and production. Total Chinese iron ore imports rose from 275 million tonnes to 326 million tonnes. Hamersley Iron, Robe River, Iron Ore Company of Canada and Corumbá in Brazil all operated at record or near record levels of production in 2006.
     For the contract year commencing April 2006 RTIO reached agreement with customers on price increases of 19 per cent for all products following on from the previous agreement of a 71.5 per cent increase. In December 2006, prices for the 2007 contract year were agreed with Baosteel of China, for a 9.5 per cent increase to the benchmark price. Similar price increase agreements were subsequently reached with other steelmakers.

OPERATIONS
Hamersley Iron (Rio Tinto: 100 per cent)
Hamersley Iron operates nine mines in Western Australia, including three mines in joint ventures, about 700 kilometres of dedicated railway, and port and infrastructure facilities located at Dampier. These assets are run as a single operation managed and maintained by Pilbara Iron.
     The final phase in ramping up Pilbara infrastructure to 220 million tonnes of annual capacity is well under way. Dampier port’s two terminals now account for a combined capacity of

140 Mt/a. With the completion of Junction South East, Yandicoogina mine capacity has been expanded to 52 Mt/a, and brownfield mine expansions at Marandoo, Nammuldi and Mount Tom Price have been completed.
     The new Hope Downs mine, owned in 50:50 joint venture with Hope Downs Iron Ore Pty Ltd (owned by Hancock Prospecting Pty Ltd), but managed by RTIO, began production in November, a full quarter ahead of schedule, and the first train was loaded in mid December.
     Approval was granted for the US$1.52 billion Brockman 4 mine, 60 kilometres north west of Tom Price, which will begin ramp up in 2010 to 22 Mt/a. The mine will be connected to the main network via a 35 kilometre rail spur, and the design allows for an additional 14 Mt/a expansion.
     Work is progressing on a number of options for new mine development as part of the feasibility study to reach 320 Mt/a capacity. A decision is expected in early 2009.
     Work also continued on pre-development studies for new mines.

2007 operating performance
Hamersley Iron’s total production in 2007 was 112.1 million tonnes, 14.9 million tonnes more than the 97.2 million tonnes in 2006. This result was notable for being achieved amid significant expansion work across several sites.
     Shutdowns and flooding from two cyclones early in the year hindered operations significantly, although tie down procedures performed well. Several derailments also impacted operations significantly, resulting in an estimated 1.39 million lost saleable ore tonnage. Remedial action was undertaken on high risk sections and a rerailing project was approved which will eventually see 45 per cent of the network replaced.
     Reinvestment in additional yard capacity, locomotives and rolling stock has been implemented to improve efficiency and remove bottleneck issues associated with limited rail capacity.
     The Pilbara Blend product was successfully introduced mid year, winning widespread customer acceptance and at 100 per cent of the reference price. Pilbara Blend will comprise 15 per cent of the world’s seaborne iron ore trade.
     Shipments by Hamersley Iron totalled 109.5 million tonnes, including sales through joint ventures. Shipments to China also reached a new record level at 59.6 million tonnes, confirming China’s place as the single largest, and fastest growing, destination for Hamersley’s iron ore.

Hamersley’s total shipments of iron ore to major markets in 2007
Million tonnes

China	59.6
Japan	30.0
Other Asia	18.3
Europe	0.7
Total	108.5

NOTE: This table includes 100 per cent of all shipments through joint ventures.

Robe River Iron Associates (Rio Tinto: 53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) retain interests. Robe River is the world’s fourth largest seaborne trader in iron ore.
     Robe River operates two open pit mining operations in Western Australia. Mesa J is located in the Robe Valley, north of the town of Pannawonica. The mine produces Robe River fines and lump, which are pisolitic iron ore products. The West Angelas mine, opened in 2002, is located approximately 100 kilometres west of the town of Newman. The mine produces West Angelas fines and lump and Marra Mamba iron ore products which were successfully incorporated into the Pilbara Blend during the year.
     Expansion of mine, rail and port operations has continued, with the upgrade of Cape Lambert port from 55 Mt/a to a rated capacity of 80 Mt/a proceeding on schedule. The port has also been nominated as the preferred site for subsequent expansion as part of

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the upgrade of Pilbara capacity to 320 Mt/a, subject to an ongoing feasibility study.
     In November, Rio Tinto and the joint venture partners approved development of the US$901 million (Rio Tinto share US$478 million) Mesa A/Warramboo mine in the western end of the Robe Valley. This followed a lengthy, ultimately successful, process to gain environmental approval. The new mine’s annual production will be 20 Mt/a, increasing to 25 Mt/a by 2011, and will be replacement tonnage as Mesa J’s mine life approaches its end.
     Robe River primarily exports under medium and long term supply contracts with major integrated steel mill customers in Japan, China, Europe, South Korea and Taiwan.

2007 operating performance
The effect of cyclones slowed production early in the year at Robe River’s Pannawonica and West Angelas mines, as did a serious derailment which required significant track repairs. A two week shutdown of the Cape Lambert dumper also affected production, as did delays in commissioning a conveyor system at West Angelas.
     Robe River’s total production in 2007 was 51.5 million tonnes, comprising 25.5 million tonnes from Mesa J, and 26.0 million tonnes from West Angelas. Sales were 25.9 million tonnes of Mesa J and 25.6 million tonnes of West Angelas products.
     Sales growth, based on increased production from West Angelas, was again fuelled by the growth in the Chinese market, where Robe River achieved record total sales of 52.0 million tonnes. Japan remains Robe River’s largest single market, with total shipments in 2007 of 22.6 million tonnes.

Robe’s total shipments of iron ore to major markets in 2007

Million tonnes

China	21.0
Japan	22.6
Other Asia	2.9
Europe	5.5
Total	52.0

Iron Ore Company of Canada (Rio Tinto: 58.7 per cent)
RTIO operates Iron Ore Company of Canada (IOC) on behalf of shareholders Mitsubishi (26.2 per cent) and the Labrador Iron Ore Royalty Income Fund (15.1 per cent).
     IOC is Canada’s largest iron ore pellet producer. It operates an open pit mine, concentrator and pellet plant at Labrador City, Newfoundland and Labrador, together with a 418 kilometre railway to its port facilities in Sept-Îles, Quebec. IOC has large quantities of ore reserves with low levels of contaminants.
     Products are transported on IOC’s railway to Sept-Îles on the St Lawrence Seaway. The port is ice free all year and handles both ocean going ore carriers and Lakers, providing competitive access to all seaborne pellet markets and to the North American Great Lakes region. IOC exports its concentrate and pellet products to major North American, European and Asian steel makers.
     IOC employs approximately 2,000 people and recruited 170 people during the year to offset an increase in retirements and to meet greater production needs.

2007 operating performance
The demand for IOC’s products strengthened further in 2007 with concentrate prices increasing by ten per cent and pellet prices by five per cent over last year’s benchmark prices.
     Total saleable production was 13.2 million tonnes, down from 16.1 million tonnes in 2006. The variation was primarily due to a seven week labour strike. Pellet production was 11.3 million tonnes (12.7 million tonnes in 2006) with saleable concentrate being 1.9 million tonnes (3.4 million tonnes in 2006). Lower production levels coupled with higher oil prices put pressure on 2007 unit costs.
     A labour strike in March/April occurred when negotiations broke down over the new collective agreement to replace the one that expired in February 2007. The strike ended following agreement of a new five year collective agreement.

     In August, IOC announced the approval of US$57 million to expand annual concentrate production capacity to 18.4 Mt/a by mid-2008 and to conduct a feasibility study to further expand to 21 Mt/a. This is part of a programme to increase annual concentrate production by some 40 per cent, or seven Mt/a, to 25 Mt/a and annual pellet production by ten per cent, or 1.5 Mt/a, to 14.5 Mt/a over the next five years. The feasibility study is nearing completion and will be considered in early 2008.

IOC’s total shipments of iron ore to major markets in 2007

Million tonnes

Europe	5.210
Asia Pacific	3.777
North America	4.155
Total	13.142

Mineração Corumbaense Reunida (Corumbá)
(Rio Tinto: 100 per cent)
Corumbá produced 1.8 million tonnes of lump iron ore in 2007 and sold 1.1 million tonnes to South American, Asian and European customers. Sales were lower in 2007 due to strong competition for barging freight, barge unloading delays at Argentine ports and abnormally low river levels during the last quarter.
     Rio Tinto approved investments in additional barging capacity, port improvements and an ore dryer to develop the market for Corumbá lump in direct reduction processes, all of which will come on line during 2008. The feasibility study to expand mine production and transport logistics to ten Mt/a is nearing completion, as the next step towards production of 20 Mt/a. Negotiations continued with prospective investors regarding a steel making project at Corumbá that would consume local iron ore.
     Corumbá has more than 200 million tonnes of reserves, and more than 500 million tonnes of additional resources. There are approximately 650 employees.

HIsmelt® (Rio Tinto: 60 per cent)
The HIsmelt® iron making project at Kwinana in Western Australia is a joint venture between Rio Tinto (60 per cent interest through its subsidiary, HIsmelt Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (ten per cent), and Chinese steelmaker Shougang Corporation (five per cent). The project produced 115,000 tonnes of pig iron and achieved a number of production records in 2007, its second year of ramp up as it builds towards a planned capacity of 800,000 tonnes per annum. The project was visited by Chinese president Hu Jintao in September 2007.

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IRON ORE GROUP PROJECTS
Hamersley Iron (Rio Tinto: 100 per cent)
Upgrade to 220 Mt/a
RTIO is on schedule to have 220 Mt/a installed capacity in the Pilbara by the end of 2008, achieving a doubling of capacity since the beginning of the decade. The second stage of the Pilbara Expansion is well advanced with a further upgrade of Dampier Port, Yandicoogina mine expansion and Hope Downs stage 1 development now completed. The initial upgrade of Cape Lambert Port will complete the major infrastructure upgrades for this phase. Additional mine capacity at Hope Downs stage 2 to 30 Mt/a will match the capacities of mine, rail and port facilities at 220 Mt/a.

Pilbara 320/420 Mt/a
A suite of mine and infrastructure projects for the expansion of Pilbara capacity to 320 Mt/a is under study. The studies include a variety of greenfield and brownfield mine options across the Pilbara, expansions to both rail and port and supporting infrastructure, designed to bring the Pilbara capacity firstly to 320 Mt/a and then 420 Mt/a. The studies also contemplate the use of new technologies including a Perth based Remote Operations Centre, and a range of automation options. Underlying this work is an aggressive resource evaluation and definition programme, designed to ensure that resources are developed with optimal sequencing and timing. More than 400,000 metres of exploration drilling was completed during 2007 and a further 500,000 metres is planned for 2008.

Robe River Iron Associates (Rio Tinto: 53 per cent)
Mesa A
The US$901 million Mesa A/Waramboo mine development is required to sustain production of Robe Valley pisolite, which would otherwise decline with the run down of the Mesa J resource. Pending

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finalisation of plans for the proposed rail spur to the existing line, transition work will begin shortly. Production at Mesa A is expected to commence in the first quarter of 2010, starting at 20 Mt/a, increasing to a 25 Mt/a rate from 2011.

Cape Lambert port
The first upgrade of Cape Lambert (from 55 Mt/a to 80 Mt/a) is well under way. A construction camp for 600 people has been established, and works are continuing according to plan with marine piling and bulk earthworks well advanced. The project scope includes extension of the wharf and upgrading of shiploading facilities to accommodate four capsize vessels simultaneously as well as upgrades to the stockyard with the addition of a new reclaimer. The project is scheduled for completion at the end of 2008 with progressive ramp up during the first half of 2009.

The 320/420 project
Cape Lambert is also the preferred site for expansion of Pilbara port facilities to 320 Mt/a, and conceptually to 420 Mt/a. Under the early planning for the 320 Mt/a, this would involve construction of a new terminal (Cape Lambert West) capable of berthing four capsize ships. That terminal would be extended to accommodate a further four berths according to the 420 Mt/a concept. Early planning has also identified the area to the west of the existing rail line for both stockpiles under both 320 and 420 Mt/a upgrade scenarios. This expansion plan carries the added benefit of not adding to Rio Tinto’s footprint in the area.

Simandou (Rio Tinto: 95 per cent)
The Simandou project in eastern Guinea, west Africa, is of great strategic significance for Rio Tinto. It is a greenfield discovery situated in one of the best undeveloped major iron ore provinces in the world. A prefeasibility study is studying the mining and transport options needed to bring Simandou into production as quickly as possible, with an initial capacity of 70 million tonnes per annum. The deposit has a targeted mineralisation of eight to 11 billion tonnes, and there is great potential in exploration opportunities across the project area. Total drilling of 50,000 metres was undertaken at the Pic de Fon and Oueleba sites in 2007, with an equivalent amount expected in 2008. Simandou has significant brownfield growth capacity, and conceptual development plans are already under way on expanding capacity towards 170 million tonnes per annum. These studies are scheduled for completion in 2010.
     The International Finance Corporation (the private sector arm of the World Bank Group) retains a five per cent stake in the project and is working with Rio Tinto to develop it in an environmentally and socially sustainable way.
     The project currently employs 375 Rio Tinto staff operating from offices in Conakry and Kerouane, and construction camps at Canga East and Oueleba in the Mining Concession. The total workforce, including contractors, is greater than 700.

Orissa, India (Rio Tinto: 51 per cent)
Orissa is one of the key iron ore regions of the world. RTIO has a joint venture interest in Rio Tinto Orissa Mining with the state owned Orissa Mining Corporation. The joint venture holds rights to iron ore leases in Orissa, which it is seeking to develop. Although progress has been slow, Rio Tinto remains keen to participate in the development of the Indian iron ore sector through its joint venture. A project team has been established and is working to expedite the development of operations in India.
     Rio Tinto has identified India as among the most likely economies to follow east Asia’s development of a greater intensity of steel use. India’s economy is expected to maintain its present growth rate, thus providing support for an expanding domestic steel industry. Rio Tinto has continued discussions with major domestic steel companies.

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Rio Tinto 2007 Annual report	47
2007 Operating and financial report

Other operations

Kennecott Land (Rio Tinto: 100 per cent)
Kennecott Land was established in 2001 to capture value from the non mining land and water rights assets of Kennecott Utah Copper. Kennecott Land’s holdings are around 53 per cent of the remaining undeveloped land in Utah’s Salt Lake Valley. Approximately 16,000 hectares of the 37,200 hectares owned is developable land and is all within 20 miles (32km) of downtown Salt Lake City.
     The initial Daybreak community encompasses 1,800 hectares and is entitled to develop approximately 20,000 residential units and nine million square feet of commercial space. Kennecott Land develops the required infrastructure and prepares the land for sale to home builders. The project is well advanced, with over 1,650 home sales completed since opening in June 2004. At full build out, the community will house 40,000 to 50,000 residents. Revenues in 2007 were US$48 million.
     Kennecott Land is in the process of studying development opportunities for the remaining landholdings. Development potential is approximately 163,000 residential units and 58 million square feet of commercial space. Securing entitlement is a long term public process that will culminate in a plan being submitted for approval by the Salt Lake County Council in the next few years.

Sari Gunay (Rio Tinto: 70 per cent)
In November 2007, Rio Tinto signed a final and binding sale agreement to divest the whole of its interest in the Sari Gunay gold project in western Iran. On the completion of this transaction, which is expected in mid 2008, Rio Tinto intends to close its office in Iran and will cease to have any interests in Iran.

MARKETING
Marketing and sales of the Group’s various metal and mineral products are handled either by the specific business concerned, or in some cases are undertaken at a product group level.
     Rio Tinto has numerous marketing channels, which include electronic marketplaces, with differing characteristics and pricing mechanisms depending on the nature of the commodity and markets being served. Rio Tinto’s businesses contract their metal and mineral production direct with end users under both short and long term supply contracts. Long term contracts typically specify annual volume commitments and an agreed mechanism for determining prices at prevailing market prices. For example, businesses producing non ferrous metals and minerals reference their sales prices to the London Metal Exchange (LME) or other metal exchanges such as the Commodity Exchange Inc (Comex) in New York.
     In 2007, Rio Tinto continued to focus on improvements in its marketing capability, with a small central marketing team based in London and Australia working collaboratively with business based sales and marketing teams to disseminate leading marketing practices across the Group. The team supports the Group’s businesses by helping to identify analytical tools, approaches and strategic frameworks to help identify the value to Rio Tinto of meeting customers’ needs.

MARINE
Ocean freight
Ocean freight is an important part of Rio Tinto’s marketing. It is managed by Rio Tinto Marine, with a head office in Melbourne, to provide Rio Tinto with a comprehensive capability in all aspects of marine transportation, global freight markets and the international regulatory environment. In 2007, Rio Tinto Marine handled over 78 million tonnes of dry bulk cargo, a 13 per cent increase on 2006 volumes transported.
     Rio Tinto Marine leverages the Group’s substantial cargo base to obtain a low cost mix of short, medium and long term freight cover. It seeks to create value by improving the competitive position of the Group’s products through freight optimisation, and does not seek to trade freight as a stand alone activity. Rio Tinto Marine sets and maintains the Group’s HSE and vessel assurance standards for freight and is one of three equal shareholders in Rightship, a ship vetting specialist, promoting safety and efficiency in the global maritime industry.
     During 2007 Rio Tinto Marine took possession of the first of five new bulk carriers, the RTM Wakmatha. These vessels will be used principally for carrying bauxite from Rio Tinto Alcan’s mine at Weipa, Queensland, to Gladstone for processing. In addition, an order has been placed for the construction of three 250,000 deadweight tonne ore carriers to transport iron ore from Rio Tinto’s operations in Western Australia to customers in China and elsewhere. These ore carriers will be delivered from late 2012 to help Rio Tinto build on its natural freight advantage in Asian exports.

Freight market
Sea freight rates reached unprecedented levels in all segments during 2007. Strong demand for commodities, combined with supply constraints and port congestion, resulted in increased long haul trade and reduced fleet availability.
     The Baltic Dry Index (BDI), an index of dry bulk shipping rates, more than doubled in 2007, increasing 110 per cent during the year. The Capesize vessel segment had the greatest upward impact on the BDI, with average daily freight prices increasing by 132 per cent during 2007, closing at US$157,128 per day with a November peak at US$194,115 per day. The Panamax, Supramax and Handysize indices also increased substantially, each registering gains of 93 to 95 per cent during 2007.
     With spot markets at record highs, charterers turned to the period market to cover cargoes, pushing timecharter rates higher and increasing opportunistic re-let activity. Shipyard order books swelled in the second and third quarters of 2007, resulting in a large tranche of new vessel capacity for delivery from late 2009 through 2011. Long lead times for new vessels has seen large premiums paid for second hand vessels in all segments.

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48	Rio Tinto 2007 Annual report
2007 Operating and financial report

Exploration group

STRATEGIC OVERVIEW
The purpose of exploration is to increase the value of the Group by discovering or acquiring resources that can augment future cash flows.
     Adding value to a Group the size of Rio Tinto effectively means that exploration programmes must regularly return what others might call “company maker” discoveries. These are the largest and highest quality mineral deposits that the natural world has to offer, called Tier 1 resources.
     Exploration involves the identification, prioritisation and testing of geological targets. As less than 0.1 per cent of targets will actually deliver a discovery, a continuous flow of opportunities is required. Exploration success in Rio Tinto is defined as the discovery of a deposit that warrants detailed economic evaluation. Handover of the deposit to a product group evaluation team marks the end of the exploration phase.
     Greenfield exploration, which aims to establish new mineral businesses, involves geographic or commodity diversification away from existing Rio Tinto operations. Accountability for greenfield work lies with Rio Tinto Exploration (RTX).
     RTX is organised into regional multi-commodity teams. This gives the group local presence, an in depth understanding of the operating environment and a holistic view of geological terrains. At the same time, programmes are prioritised on a global basis so that only the best opportunities are pursued.
     There are currently five of these regional teams, which are supplemented by the Project Generation Group (PGG). PGG provides specialist commercial, technical and generative assistance and also co-ordinates all RTX research and development activities.
     At the end of 2007, RTX was actively exploring in 30 countries and assessing opportunities in a further 20 for a broad range of commodities including bauxite, copper, coking coal, iron ore, industrial minerals, diamonds, nickel and uranium. RTX employs about 250 geoscientists around the world and has a total complement of approximately 950 people.
     Brownfield exploration is directed at sustaining or expanding the value of existing Rio Tinto business units. Given that resources are the lifeblood of every mining operation, this is an essential business activity. Accountability for brownfield programmes lies with the business units, with RTX providing technical assistance.
     The brownfield environment provides the easiest opportunity for creating value through exploration. The reasons for this are clear – Rio Tinto controls highly prospective title around its existing operations and infrastructure, and economic thresholds are lower than in a greenfield setting. Moreover, Tier 1 resources – the giants of the mineral deposit world – tend to be found in clusters.

2007 OPERATING PERFORMANCE
Two greenfield discoveries, the Chapudi thermal coal deposit in South Africa and the Kintyre uranium deposit in Western Australia, were transferred from RTX to product group evaluation teams. Kintyre is now being offered for sale. One Tier 1 brownfield discovery, the Caliwingina North channel iron deposit, was transferred to Pilbara Iron.
     Order of magnitude studies continued at the Bunder project (diamonds, India) and commenced at the Chilubane and Mutamba (ilmenite, Mozambique), Jarandol and Jadar (borates, Serbia) deposits. All are scheduled for completion in early to mid 2008. Negotiations continued with the Government of Indonesia on the Contract of Work for the Sulawesi nickel project.
     Significant progress at early stage RTX projects in Australia (zircon), Brazil (bauxite), Canada (potash), Colombia (bauxite) and the US (nickel) is expected to lead to commencement of new order of magnitude studies in the second half of 2008. Several other projects are showing early signs of encouragement and could be fast tracked into this stage.
     Exploration by the La Granja (Peru) evaluation team returned significant encouragement with the discovery of four new bodies of porphyry copper mineralisation. At the Bingham Canyon (US) copper mine, a substantial molybdenum deposit was identified located beneath the copper orebody. Adding to this discovery, which is still being delineated by deep drilling, was the recognition of new porphyry copper mineralisation beneath the southern pit wall. These two new zones of mineralisation point to further discovery potential.
     On Freeport Block A in West Papua (Indonesia), drilling encountered a new zone of copper-gold skarn mineralisation at the Gap target located between the Grasberg and Ertsberg intrusions. Delineation drilling will be conducted from an exploration drift in 2008.
     On the Heruga concession of Entrée Gold near Oyu Tolgoi (Mongolia), operator Ivanhoe Mines announced discovery of the Heruga porphyry copper-gold deposit. Drill intersections included 454 metres at 0.50 per cent copper, 1.43 grams per tonne of gold, and 0.02 per cent molybdenum.
     Near the Eagle deposit (US), drilling by the evaluation team intersected high grade nickel-copper sulphide mineralisation at three satellite prospects. Delineation drilling is planned for 2008.
     At Energy Resources of Australia, the exploration and evaluation programme focused on infill drilling to support the previously announced mine extension, as well as the prefeasibility study into a further mine expansion. In 2008, attention will return to defining the Ranger 3 Deeps deposit.

All injury frequency rate 2003 – 2007 (per 200,000 hours)

FINANCIAL PERFORMANCE
2007 compared with 2006
“Exploration” expenditures reported by Rio Tinto include exploration and evaluation spends in both the greenfield and brownfield environments. Expenditure on brownfield projects reported separately in this Annual report by each of the Rio Tinto product groups is included in this summary.
     Net cash expenditure on exploration in 2007 was US$576 million, an increase of US$231 million over 2006. This primarily reflects the large number of high quality projects in the exploration and evaluation pipeline, net of US$197 million cash proceeds from the sale of the Peñasquito royalty, shares in Anatolia Minerals, the Southdown iron ore deposit and various other interests during 2007. The pre-tax charge to underlying earnings of US$321 million is net of US$253 million of total proceeds from the divestments mentioned above.

2006 compared with 2005
Net cash expenditure on exploration in 2006 was US$345 million, a US$81 million increase over 2005, reflecting an increase in the number of high quality projects in the exploration and evaluation pipeline, net of US$23 million cash proceeds from the sale of various interests, including Ashton Canada shares. The pre tax charge to underlying earnings in 2006 was US$237 million net of US$46 million of total proceeds from divestments.

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Rio Tinto 2007 Annual report	49
2007 Operating and financial report

Discoveries (Projects transferred to product group evaluation teams)

Year	Tier 1 discoveries	Tier 2 discoveries

2000	Potasio Rio Colorado	Kazan (trona)
	(potash)
2001	0	0
2002	Resolution (copper)
2003	0	Sari Gunay (gold)
2004	Simandou (iron ore)	Eagle (nickel)

Year	Tier 1 discoveries	Tier 2 discoveries

2005	La Granja (copper);	Rio Grande (borates);
	Caliwingina (iron ore)	four Pilbara deposits
(iron ore)
2006	0	0
2007	Caliwingina North	Chapudi (coal);
	(iron ore)	Kintyre (uranium)

Definitions
Tier 1 Large, high quality deposits – the 20 per cent of deposits contributing 80 per cent of global production.
Tier 2 Smaller or lower quality deposits – the 80 per cent of deposits contributing 20 per cent of global production.

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50	Rio Tinto 2007 Annual report
2007 Operating and financial report

Technology and Innovation group

The Technology and Innovation group (T&I) had its origin in the combination of the Operational and Technical Excellence (OTX) organisation and the Group’s Improving performance together business improvement work in the areas of mining, processing, asset management and strategic production planning.
T&I’s focus is to be a partner in value delivery with Rio Tinto businesses by:
•	supporting implementation of leading practice and high value projects;
•	developing and implementing strategic innovation technologies; and
•	evaluating the technical risk of major capital and growth projects.

The group comprises a core team of technology professionals and a number of technology centres that develop leading practice and drive sustainable improvement in the areas of health, safety and environment (HSE), mining, processing, asset management, strategic production planning, and project development and evaluation. Key elements are common and visible measures of operational effectiveness, the improvement of analytical tools and enhanced functional development of staff capability.
     A further centre focuses on step change innovation to confer competitive advantage in development of orebodies likely to be available to Rio Tinto in the future.
     The total staff in T&I at year end was 387, compared with 368 at year end 2006. The increase was due to the higher level of growth activity characterising the resource sector.

2007 OPERATING PERFORMANCE
Health, Safety and Environment
The HSE Centre ensures that strategies and standards are in place to minimise HSE risk and drive performance. Activities support their implementation in the businesses and report results and performance trends to the board.
     Specific activities during 2007 included embedding the environmental standards and metrics within business units, to complement the health and safety standards. The safety strategy was reviewed to concentrate on safety leadership, culture and measurement, and recognition of performance. This places Rio Tinto as an industry leader in terms of performance in these areas. Implementing the product stewardship strategy via business systems has benefited market access and competitive advantage. Continued development of the HSEQ management systems and the integration of the Alcan business were also priorities for HSE.

Innovation
The Innovation Centre is designed to drive step change innovation for Rio Tinto in the five to ten year time frame. The relevant technologies are in mining, processing and energy.
     The activities in 2007 continued to focus on the block cave mining method of particular relevance to the large copper orebodies currently under development, remote monitoring in underground mining, in pit material sizing and conveying, data fusion in surface mining, process advances in ore sorting and comminution and modelling of heap leaching processes to enhance metal extraction.
     A significant commitment by Rio Tinto to automation has culminated in a strategic partnership with the Australian Centre for Field Robotics (ACFR) at the University of Sydney. This exclusive partnership leverages an early mover advantage with Komatsu on driverless haul trucks and is a natural extension of other activity which will see the first fully integrated, autonomous mine in operation in the Pilbara in 2010.

Mining
The Mining Technology Centre addresses the core mine production processes. Specific activities in this area during 2007 focused on continuing to establish and disseminate leading practice in orebody knowledge, payload management in surface mining and reconciliation processes across the operations. Attention was also given to further improving Rio Tinto’s technical capability in rapid underground development and block cave design.

Processing
The Processing Technology Centre focuses on core metallurgical capability and delivery of processing operations. Specific activities in this area during 2007 focused on the implementation of a structured methodology designed to identify specific points of loss (throughput, recovery, and grade), understanding underlying causes behind the losses, and the development of projects to reduce or eliminate those losses across the Group’s processing operations. A key enabling activity around the use of Processing Global Metrics for fixed plants was introduced.

Asset Management
The Asset Management Centre focuses on the effective choice and deployment of the Group’s asset base in mining and processing. Activities in 2007 focused on the continued reliability and performance of physical assets across the Group, including the implementation of standards and internal “league tables” for maintenance of heavy mobile equipment such as trucks and shovels. This led to continued significant improvement in areas such as tyre life (a further five per cent added to the success of previous years), truck utilisation and economic extension of engine and component life. The centre also extended the range of its influence in 2007 to the reliability and performance of fixed plant assets across the Group.

Strategic Production Planning
The Strategic Production Planning Centre focuses mainly on a Group wide methodology to ensure orebodies are developed in the optimum sequence for the generation of maximum value. Specific attention is directed to the enhancement of the functional skill of planning staff and to regular review of the life of mine plans for all the Group’s mining operations.

Project Development and Evaluation
The Project Development and Evaluation Centre is the proponent of standards and guidelines for all aspects of capital projects, from pre-feasibility through to execution and commissioning. This covers major projects as well as minor projects implemented within business units. It holds a body of expertise to ensure the lessons from previous project developments are a resource to the project directors for the next generation of development.
     With its staff deliberately excluded from involvement in the formulation of major investment proposals, the Evaluation team provides independent review and advice on the adequacy of risk identification and mitigation at key points in the approvals process. The team is also responsible for overseeing the resource and reserve estimation within the Group.

Energy and climate change
The Group Chief Scientist monitors emerging global technology trends and identifies opportunities which could significantly enhance the Group’s operations. Particular attention is given towards technologies with the potential for step change reductions in the Group’s energy and greenhouse gas footprint. The Group Chief Scientist also assists product groups in positioning new and existing operations for reduced energy consumption, greenhouse gas emissions and energy costs.

Production Technology Services
Production Technology Services is the core team of technology professionals deployed across five global offices who provide the breadth of experience and multi disciplinary approach to support existing business activity and pursuit of new, profitable growth. They are deployed at the request of business units and the technology centres within T&I. Their offices are in Melbourne, Brisbane, Perth, Salt Lake City and Montreal. In addition, some staff reside in London to be readily accessible to the UK headquarters.

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Rio Tinto 2007 Annual report	51
2007 Operating and financial report

FINANCIAL PERFORMANCE
2007 compared with 2006
The charge against net earnings for the T&I group was US$78 million, compared with US$50 million in 2006. The increase was due to the higher level of activity, reflected also by higher staff numbers, and the continued development and deployment of leading operational practice across the Group.

2006 compared with 2005
The charge against net earnings for the group was US$50 million, compared with US$41 million in 2005. The increase was due to the greater level of activity, reflected also in the addition of staff.

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52	Rio Tinto 2007 Annual report
Operating and financial report

Financial review

Cash flow
2007 compared with 2006
Cash flow from operations, including dividends from equity accounted units, was a record US$12,569 million, 15 per cent higher than in 2006 due to the effect of higher earnings and favourable working capital movements.
     Tax paid for 2007 increased to US$3,421 million, US$622 million higher than for 2006 largely due to the delayed tax effect of the increased earnings in 2006 compared to 2005 and tax paid by Alcan. Net interest paid of US$489 million for 2007 was US$361million higher than 2006, arising mostly from Alcan acquisition debt arrangement costs and interest paid on the Alcan debt.
     The Group invested at record levels, in particular in expansion projects. Expenditure on property, plant and equipment and intangible assets was US$4,968 million in 2007, an increase of US$980 million over 2006. This included the completion of the second phase of the Dampier port and Yandicoogina iron ore mine expansions, as well as construction of the Hope Downs iron ore mine in Western Australia, the expansion of the Yarwun alumina refinery, the A418 dike construction at the Diavik diamond mine and the Madagascar ilmenite mine. The Group’s ongoing and recently approved capital projects, which will impact future year’s cash flows are on pages 17 and 18 of the Annual report.
     The net cash cost of acquisitions in 2007 was US$37,526 million, which was net of US$13 million related to disposals. Almost all of the acquisition cost related to Alcan. The acquisition was financed by US$38 billion of syndicated bank loans. Acquisitions less disposals were US$279 million in 2006 mainly relating to the acquisition of an initial stake in Ivanhoe Mines.
     Dividends paid in 2007 of US$1,507 million were US$1,066 million lower than dividends paid in 2006 which included a special dividend of US$1.5 billion. The share buy back programme was discontinued after the announcement of the Alcan acquisition on 12 July 2007: returns to shareholders from the on-market buy back of Rio Tinto plc shares in 2007 totalled US$1,611 million (net of US$13 million proceeds from the exercise of options), compared with US$2,339 million in 2006.

2006 compared with 2005
Cash flow from operations, including dividends from equity accounted units, was US$10,923 million, 36 per cent higher than in 2005. The increase was mainly due to increased profits. There was a cash outflow on working capital in both years reflecting higher receivables across all product groups due to higher metal prices and sales volumes. The cash outflow on inventory was US$454 million in 2006 compared to US$249 million in 2005, partly due to increased operating activity and production costs.
     Expenditure on property, plant and equipment and intangible assets was US$3,988 million in 2006, an increase of US$1,434 million over 2005. This included the second phase of the Dampier port and Yandicoogina iron ore mine expansions, as well as construction of the Hope Downs iron ore mine in Western Australia, the A418 dike construction at the Diavik diamond mine, the Madagascar ilmenite mine and the capacity increases at Rio Tinto Energy America.
     Tax paid in 2006 increased to US$2,799 million, US$1,782 million higher than in 2005. The increase reflected higher profits including the lag effect of tax payments on higher profits from 2005.
     Acquisitions less disposals were US$279 million in 2006 mainly relating to the acquisition of an initial stake in Ivanhoe Mines. In 2005, there were net proceeds of disposal arising mainly from the sale of the Group’s interest in Lihir.
     Dividends paid in 2006 of US$2,573 million were US$1,432 million higher than dividends paid in 2005. These included the special dividend totalling US$1.5 billion which was paid to shareholders in April 2006. Capital management activity also included the on market buyback of Rio Tinto plc shares in 2006, comprising US$2,299 million from the 2006/07 programme and US$95 million in January from the 2005–2006 programme (before deducting US$24 million proceeds from the exercise of options). In

2005 an off market buyback of Rio Tinto Limited shares returned US$774 million to shareholders and an on market buyback of Rio Tinto plc shares returned US$103 million.

Balance sheet
Rio Tinto commissioned expert valuation consultants to advise on the fair values of Alcan’s assets. As required under International Financial Reporting Standards (IFRS), the tangible and intangible assets of the acquired business have been uplifted to fair value. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values incorporated in the 2007 Full financial statements will be subject to revision within 12 months of the date of acquisition as permitted by the relevant accounting standard, IFRS 3. Details of the Alcan assets acquired are included in note 41 to the 2007 Full financial statements.
     The completion of the Alcan acquisition was financed under a US$40 billion syndicated bank loan at floating interest rates of which US$38 billion was drawn down. This, together with the debt held by Alcan on acquisition, resulted in an increase in net debt of US$42.8 billion to US$45.2 billion at 31 December 2007 of which US$8.1 billion is classified as short term borrowings. The US$40 billion loan is split into four facilities with final maturities ranging up to five years. Facilities A and B of this acquisition related debt are subject to mandatory prepayment to the extent of the net proceeds from disposals of assets and from the raising of funds through capital markets, under specific thresholds and conditions. Debt to total capital rose to 63 per cent and interest cover was 20 times. In addition, the Group’s share of the third party net debt of equity accounted units totalled US$0.7 billion at 31 December 2007. US$0.3 billion of this debt is with recourse to the Rio Tinto Group.
     Goodwill arising from the Alcan acquisition relating to subsidiaries was US$14.5 billion and that relating to equity accounted units was US$2.8 billion. The future economic benefits represented by the goodwill include those associated with synergies, future development and expansion projects and the assembled workforce. The Group has decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’.
     Net assets attributable to Rio Tinto shareholders increased by US$6.5 billion. The increase reflected profit after tax attributable to Rio Tinto shareholders of US$7.3 billion less returns to shareholders of US$2.8 billion comprising US$1.5 billion of dividends and US$1.3 billion of share buybacks. In addition, there was a positive currency translation effect of US$1.9 billion as the Australian dollar, the Canadian dollar and the Euro all strengthened against the US dollar.

Financial risk management
The Group’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk and capital management. From 1 January 2008, Rio Tinto Alcan has adopted the Rio Tinto Group policy on trading and hedging.
     The Group’s business is finding, mining and processing mineral resources, and not trading. Generally, the Group only sells commodities it has produced but may purchase commodities to satisfy customer contracts from time to time and to balance the loading on production facilities. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow.
     The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles. These natural hedges significantly reduce the necessity for using derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described in the sections

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Rio Tinto 2007 Annual report	53
Operating and financial report

on currency, interest rate, commodity price exposure and treasury management below.
     The Group’s 2007 Full financial statements and disclosures show the full extent of its financial commitments including debt.
     The risk factors to which the Group is subject that are thought to be of particular importance are summarised on pages 10 to 11.
     The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. The Boards’ statement on internal control is included under Corporate governance on page 122.

Liquidity and capital resources
The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus amounts attributable to outside equity shareholders plus net debt. The Group’s over-riding objectives when managing capital are to safeguard the business as a going concern; to maximise returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure in order to reduce the cost of capital.
     The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. Rio Tinto plc and Rio Tinto Limited continue to maintain solid investment grade credit ratings from Moody’s and Standard and Poor’s, despite the credit rating downgrade announced on completion of the Alcan acquisition. These ratings continue to provide access to global debt capital markets in significant depth.
     Rio Tinto does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. Following the acquisition of Alcan, the Group has publicly stated an objective to reduce its debt to equity ratio from current levels through a targeted asset divestment programme and through operating cash flows to a level consistent with a ‘single-A’ credit rating. This policy is balanced against the desire to ensure efficiency in the debt/equity structure of the Rio Tinto balance sheet in the longer term through pro-active capital management programmes. In February 2008, the Group announced the sale of its interest in the Greens Creek mine for US$750 million and of its interest in the Cortez gold mine for US$1.7 billion plus retained royalty interest as part of its asset divestment programme.
     The Group maintains backup liquidity for its commercial paper programme and other debt maturing within 12 months by way of bank standby credit facilities, which totalled US$3.7 billion (undrawn) at 31 December 2007. The Group’s committed bank standby facilities contain no financial undertakings relating to interest cover and are not affected to any material extent (other than an increase in interest margin) by a reduction in the Group’s credit rating. The main covenant in the Rio Tinto group relates to a financial covenant over Corporate debt drawn under the Syndicated Acquisition Facility, for which a compliance certificate must be produced attesting a certain ratio of Net Borrowings to EBITDA. There are no covenants relating to corporate debt which are under negotiation at present. The Group’s policy is to centralise debt and surplus cash balances wherever possible.
     As at 31 December 2007, the Group had contractual cash obligations arising in the ordinary course of business as follows:

	Total	Less	Between	Between	After 5
		than 1	1 and 3	3 and 5	years
		year	years	years
Contractual cash obligations	US$m	US$m	US$m	US$m	US$m

Expenditure commitments in relation to:
Operating leases	1,782	283	517	468	514
Other (mainly capital commitments)	3,978	3,113	801	64	–
Long term debt and other financial obligations
Debt (a)	47,019	8,263	21,069	13,335	4,352
Interest payments (b)	9,238	2,310	3,184	1,660	2,084
Unconditional purchase obligations (c)	7,271	1,525	1,571	1,079	3,096
Other (mainly trade creditors)	7,295	6,144	639	363	149

Total	76,583	21,638	27,781	16,969	10,195

Notes
(a)	Debt obligations include bank borrowings repayable on demand.
(b)	Interest payments have been projected using the interest rate applicable at 31 December, 2007, including the impact of interest rate swap agreements where appropriate. Much of the debt is subject to variable interest rates. Future interest payments are subject, therefore, to change in line with market rates.
(c)	Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements.

Information regarding the Group’s pension commitments and funding arrangements is provided in the Post retirement benefits section of this Financial review and in note 49 to the 2007 Full financial statements. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which the Group operates. In some countries there are statutory minimum funding requirements while in others the Group has developed its own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question the funding level will be monitored quarterly, bi-annually or annually and the contribution amount amended appropriately. Consequently it is not possible to predict with any certainty the amounts that might become payable in 2009 onwards. The impact on cash flow in 2007 of the Group’s pension plans, being the employer contributions to defined benefit and defined contribution pension plans, was US$246 million. In addition there were contributions of US$30 million in respect of unfunded healthcare schemes. Contributions to pension plans for 2008 are estimated to be around US$220 million higher than for 2007. This is predominantly down to the inclusion of the Alcan plans for the full year, although it is also partly due to changes in funding rules in the US. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.
     Information regarding the Group’s close down and restoration obligations is provided in the relevant section of this review and in note 27 to the 2007 Full financial statements. Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Generally, the Group’s close down and restoration obligations to remediate in the long term are not fixed as to amount and timing and are not therefore included in the above table.
     On the basis of the levels of obligations described above, the unused capacity under the Group’s commercial paper and European Medium Term Notes programmes, the Group’s anticipated ability to access debt and equity capital markets in the future and the level of anticipated free cash flow, there are reasonable grounds to believe that the Group has sufficient short and long term sources of funding available to meet its liquidity requirements.

Dividends and capital management
Rio Tinto’s progressive dividend policy aims to increase the US dollar value of dividends over time, without cutting them in economic downturns.
     Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable to the US dollar two days prior to the announcement of dividends. Holders of American Depositary Receipts (ADRs) receive a US dollar dividend at the rate declared. Changes in exchange rates could result in a reduced sterling or Australian dollar dividend in a year in which the US dollar value is maintained or increased. The interim dividend for each year in US dollar terms will be equivalent to 50 per cent of the total US dollar dividends declared in respect of the previous year.

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54	Rio Tinto 2007 Annual report
Operating and financial report

     The Group announced a re-basing of its ordinary dividend in February 2007, increasing the full year ordinary dividend in respect of 2006 by 30 per cent to 104 US cents. The 2007 full year ordinary dividend represents a 31 per cent increase on 2006. In addition, the Group has announced an intention to increase its annual dividend by at least 20 per cent in each of 2008 and 2009.
     Final 2007 dividends to Rio Tinto Limited shareholders will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
     On 2 February 2006 the Group announced a US$4 billion capital management programme which was subsequently increased to $7 billion in October 2006. The capital return was comprised of a US$1.5 billion special dividend (US$1.10 per share) paid in April 2006 which was paid concurrently with the 2005 final ordinary dividend, but did not form part of the Group’s progressive ordinary dividend policy, and an initial US$2.5 billion share buyback programme (increased to US$5.5 billion) to be completed over the remaining period to the end of 2007. The programme was suspended on 12 July 2007 at the time the Alcan offer was announced, by which time US$3.9 billion had been completed under the US$7 billion capital management programme, bringing the total cash returned to shareholders under announced capital management programmes since 2005 to US$6.4 billion.

Treasury management and financial instruments
Treasury operates as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate and cross currency interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a predominantly floating rate obligation which is consistent with the Group’s interest and exchange rate policies, primarily US dollar LIBOR. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     Derivative contracts are carried at fair value based on published price quotations for the period for which a liquid active market exists. Beyond this period, Rio Tinto’s own assumptions are used.

Off balance sheet arrangements
In the ordinary course of business, to manage the Group’s operations and financing, Rio Tinto enters into certain performance guarantees and commitments for capital and other expenditure.
     The aggregate amount of indemnities and other performance guarantees, on which no material loss is expected, including those related to joint ventures and associates, was US$739 million at 31 December 2007.
     Other commitments include capital expenditure, operating leases and unconditional purchase obligations as set out in the table of contractual cash obligations, included in the liquidity and capital resources section above.

Exchange rates, reporting currencies and currency exposure
Rio Tinto’s shareholders’ equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars and the Euro are the most important currencies (apart from the US dollar) influencing costs. In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A weakening of the US dollar against the currencies in which the Group’s costs are determined has an adverse effect on Rio Tinto’s underlying earnings.
     The following sensitivities give the estimated effect on underlying earnings assuming that each exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. Where the functional currency of an operation is that of a country for which production of commodities is an important feature of the economy, such as the Australian dollar, there is a certain degree of natural protection against cyclical fluctuations in the long term, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.
     The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with care.

	Average	Effect on net and
	exchange	underlying earnings of
	rate for	10% change in full year
	2007	average
		+/- US$m

Australian dollar (a)	US 84 cents	494
Canadian dollar (a)	US 93 cents	203
Euro	US137 cents	65
Chilean peso	US$1 = 523 pesos	12
New Zealand dollar	US 73 cents	17
South African rand	US 14 cents	55
UK sterling	US 200 cents	24

(a)	The sensitivities in the 2007 column are based on 2007 prices, costs and volumes and assume that all other variables remain constant, except that a full years’ volumes are included for Alcan where indicated.

Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, Canadian dollars and the Euro. This cash is held in order to meet short term operational and capital commitments and, for the Australian dollar, dividend payments. The Group finances its operations primarily in US dollars, either directly or using cross currency interest rate swaps. A substantial part of the Group’s US dollar debt is located in subsidiaries having a US functional currency.
     However, certain US dollar debt and other financial assets and liabilities including intragroup balances are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the Group’s income statement except to the extent that they can be taken to equity under the Group’s accounting policy which is explained in note 1 of the 2007 Full financial statements. Gains and losses on US dollar net debt and on intragroup balances are excluded from underlying earnings. Other exchange gains and losses are included in underlying earnings.
     The Group does not generally believe that active currency hedging of transactions would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board, typically hedging of capital expenditure and other significant financial items such as tax and dividends. There is a legacy of currency forward contracts used to hedge operating cash flow exposures which were acquired with

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Rio Tinto 2007 Annual report	55
Operating and financial report

Alcan and the North companies. Details of currency derivatives held at 31 December 2007 are set out in note 34 to the 2007 Full financial statements.
     The sensitivities below give the estimated effect on underlying earnings, net earnings and equity of a ten per cent change in the full year closing US dollar exchange rate, assuming that each exchange rate moved in isolation. A strengthening of the US dollar would result in exchange gains based on financial assets and financial liabilities held at 31 December 2007. These balances will not remain constant throughout 2008, however, and therefore these numbers should be used with care.

	Closing	Effect on	Of which	Effect of
	exchange rate	net	amount	items
	US cents	earnings of	impacting	impacting
		10% change	underlying	directly
			earnings	on equity
		US$m	US$m	US$m

Functional currency of business unit:
Australian dollar	88	204	99	(20)
Canadian dollar	101	(3)	53	–
South African rand	15	14	12	(4)
Euro	147	33	14	149
New Zealand dollar	78	(9)	3	–

(a)	The sensitivities show the net sensitivity of US dollar exposures in Australian dollar functional currency companies, for example, and Australian dollar exposures in US dollar functional currency companies.
(b)	The sensitivities indicate the effect of a ten per cent strengthening of the US dollar against each currency.

In addition, some US dollar functional currency companies are exposed to exchange movements on local currency deferred tax balances. The only material exposure is to the Canadian dollar and a ten per cent strengthening of the US dollar would reduce underlying earnings by US$96 million. This would offset the US$53 million gain shown above.
     The functional currency of many operations within the Rio Tinto Group is the local currency in the country of operation. Alcan’s aluminium and alumina producing operations use a US dollar functional currency including those in Canada and Australia. Foreign currency gains or losses arising on translation to US dollars of the net assets of non US functional currency operations are taken to equity and, with effect from 1 January 2004, recorded in a currency translation reserve. A weakening of the US dollar would have a positive effect on equity. The approximate translation effects on the Group’s net assets of ten per cent movements from the year end exchange rates are as follows:

	Closing	2007
	exchange rate	Effect on net assets
	US cents	of 10% change in
		closing rate
		+/- US$m

Australian dollar	88	1,583
Euro	147	568
Canadian dollar	101	255

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest at floating interest rates. This approach is based on the historical correlation between interest rates and commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps in order to convert fixed rate foreign currency borrowings to floating rate US dollar borrowings. At the end of 2007, US$4.9 billion (2006: U$1.2 billion) of the Group’s debt was at fixed rates after taking into account interest rate swaps and finance leases. Based on the Group’s net debt at 31 December 2007, the effect on the Group’s net earnings of a half percentage point increase in US dollar LIBOR interest rates with all other variables held constant, would be a reduction of US$158 million. These balances will not remain constant throughout 2008, however, and therefore these numbers should be used with care.

Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto Board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The Group may hedge certain commitments with some of its customers or suppliers. Details of commodity derivatives held at 31 December 2007 are set out in note 34 to the 2007 Full financial statements. The forward contracts to sell copper were entered into as a condition of the refinancing of Palabora in 2005. The aluminium forward contracts and embedded derivatives were acquired with Alcan.
     Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products including iron ore and coal are generally agreed annually or for longer periods with customers, although volume commitments vary by product.
     Certain products, predominantly copper concentrate, are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue on provisionally priced sales is recognised based on estimates of fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metal Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market. At the end of 2007 the Group had 270 million pounds of copper sales (2006: 324 million pounds) that were provisionally priced at 304 cents per pound (2006: US 287 cents per pound). The final price of these sales will be determined in 2008. The impact on earnings of a ten per cent change in the price of copper for the provisionally priced sales would be US$58 million (2006: US$66 million).
     Approximately 53 per cent of Rio Tinto’s 2007 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
     The Group continued to achieve high prices for its products in 2007, and its assessment of the economic and demand outlook remains very positive, despite recent unsettled conditions in the financial markets. The strong increases seen in global minerals demand are driven by demographic and economic fundamentals in fast growing countries like China and India, whose large populations continue to urbanise. These long term trends are driven by domestic developments in those countries, and are therefore insulated to a significant extent from any potential near term weakness in western economies.
     The approximate effect on the Group’s underlying and net earnings of a ten per cent change from the full year average market price in 2007 for the following products would be:

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56	Rio Tinto 2007 Annual report
Operating and financial report

	Unit	Average	Effect on
		market price	underlying and
		for 2007	net earnings of
		US$	10% change
			in full year
			average
			+/- US$m

Copper	pound	3.24	360
Aluminium (a)	pound	1.20	678
Gold	ounce	691	64
Molybdenum	pound	30	69
Iron ore	dmtu	n/a	457

(a)	The above sensitivities are based on 2007 volumes except that a full year impact from Alcan has been included where indicated.

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with care. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.
     The table below summarises the impact of changes in the market price on the following commodity derivatives including those aluminium and option contracts embedded in electricity purchase contracts outstanding at 31 December 2007. The impact is expressed in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price increases by ten per cent with all other variables held constant. The Group’s ‘own use contracts’ are excluded from the sensitivity analysis below as they are outside the scope of IAS 39. Own use contracts are contracts to buy or sell non financial items that can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the non financial item in accordance with the business unit’s expected purchase, sale or usage requirements.
     These sensitivities should be used with care. The relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

	Effect on	Effect of items
	underlying and	impacting directly
	net earnings of	on Rio Tinto share
	10% increase	of equity of 10%
	from year	increase from
	end price	year end price
Products	US$m	US$m

Copper	–	40
Coal	–	25
Aluminium	41	50

Total	41	115

Sales revenue
The table below shows published ‘benchmark’ prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the benchmark and Rio Tinto’s realised prices. The prices set out in the table are the averages for each of the calendar years, 2005, 2006 and 2007. The Group’s sales revenue will not necessarily move in line with these benchmarks for a number of reasons which are discussed below.

			2005	2006	2007
Commodity	Source	Unit	US$	US$	US$

Aluminium	LME	pound	0.86	1.16	1.20
Copper	LME	pound	1.66	3.06	3.24
Gold	LBMA	ounce	444	602	691
Iron ore	Australian benchmark
	(fines) (a)	dmtu (b)	0.55	0.71	0.79
Molybdenum	Metals Week: quote for
	dealer oxide price	pound	31	25	30

(a) average for the calendar year		(b) dry metric tonne unit

     The discussion of revenues below relates to the Group’s gross revenue from sales of commodities, including its share of the revenue of equity accounted units, as included in the Financial Information by Business Unit in the 2007 Full financial statements.
     The sales revenues of the Iron Ore group increased by 27 per cent in 2007 compared with 2006. There was a 9.5 per cent increase in the benchmark price, mainly effective from 1 April 2007 which resulted in an 11 per cent increase in the average Australian iron ore fines benchmark for the calendar year. Sales achieved the benchmark price throughout the year. The price outlook for the 2008 contract year remains very positive, with spot prices in China substantially above prevailing contract prices. In addition to higher prices, sales revenues at Hamersley Iron were higher from record production following completion of the second phase of the Dampier port upgrade and the Tom Price brownfield and Yandicoogina JSE mine expansions.
     At IOC, volumes were lower as a result of a seven week strike in the first and second quarters of the year and this was only partly mitigated by higher prices.
     The Australian iron ore fines benchmark increased by 19 per cent in April 2006. This together with higher volumes at Hamersley contributed to an increase in the Group’s iron ore revenue of 26 per cent in 2006 against 2005.
     A significant proportion of Rio Tinto’s coal production is sold under long term contracts. In Australia, the prices applying to sales under the long term contracts are generally renegotiated annually; but prices are fixed at different times of the year and on a variety of bases. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly quoted benchmarks. Moreover, there are significant product specification differences between mines. Sales volumes will vary during the year and the timing of shipments will also result in differences between average realised prices and benchmark prices.
     Asian seaborne thermal coal prices continued to rise sharply throughout 2007 mainly due to supply disruptions from key producing countries. Issues relating to infrastructure controlled by external parties are likely to maintain market tightness for the foreseeable future. Published thermal coal benchmarks in Australia improved by 33 per cent in the calendar year whilst coking coal benchmarks decreased by 13 per cent.
     Revenues of the Group’s Australian coal operations decreased by three per cent in 2007 with lower thermal coal sales largely attributable to infrastructure constraints and a severe weather event. In general, production at the Australian coal mines continued to be constrained by rail and port constraints in Queensland and New South Wales and reduced tonnage of rail and port allotments in Queensland, which curtailed mined production, despite the generally favourable market conditions.
     Revenues of the Group’s Australian coal operations increased by two per cent in 2006. There was a sustained increase in the received price for thermal coal. This benefit was largely offset by lower coking coal sales because of market weakness and the delay in thermal coal shipments arising from congestion at Newcastle. Published market indications for Australian thermal coal showed a slight increase in thermal coal prices in 2006 and a seven per cent increase in the coking coal benchmark price.
     In the US, published market indications of spot prices for Wyoming Powder River Basin thermal coal 8800 BTU (0.80 sulphur) show a decrease of around 20 per cent for the average spot price in 2007 compared with 2006. However, Rio Tinto Energy America’s revenues increased by nine per cent in 2007 with improved realised prices. Rio Tinto Energy America has long term contracts and this increased revenue was primarily a result of the replacement of below market legacy contracts with new contracts at current market pricing in 2006 and earlier years. Revenues increased by 19 per cent in 2006 against 2005, with higher realised prices for Powder River Basin coal and increased volumes. Despite increased volatility in the spot market and a marginal decline in long term sales volumes the market sentiment for uranium remained positive through 2007. Supply from a number of

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Rio Tinto 2007 Annual report	57
Operating and financial report

producers fell short of expectations in 2007 while the outlook for demand increased as new-build programmes gathered pace, particularly in China. Higher utilisation rates were also experienced in the nuclear industry. These factors have contributed to tighter markets and an improvement in the longer term outlook for uranium demand.
     Large swings in the spot price, driven by speculative behaviour by hedge funds and investors, created a degree of uncertainty in the uranium market. The resultant effect was a de-linking of the spot and long term prices and a reduction in contracting as fuel buyers monitored movements in the market. Despite this, long term prices grew strongly in the early part of the year and remained firm thereafter. Information included in the RWE NUKEM Inc. Price Bulletin indicated price increases of 99 per cent in 2007 and 71 per cent in 2006 for uranium oxide. The large increases reported in the Price Bulletin are not fully reflected in the revenues for the period because uranium oxide is typically sold on long term contracts with pricing determined for several years beyond the commencement of the contracts.
     The Group’s uranium revenue increased by 69 per cent in 2007 and 27 per cent in 2006 as a result of higher prices with Rössing, in particular, benefiting from positive market conditions and improved pricing. Prices at ERA continued to benefit from the gradual replacement of legacy contracts with newer contracts written in an environment of higher prices.
     The average aluminium price of 120 cents per pound was three per cent above the 2006 average price. Global demand growth for 2007 is expected to exceed ten per cent. Rising LME inventories towards the end of 2007 and strong growth in global output pushed aluminium prices lower in the second half of the year. The Group anticipates strong demand and growing supply constraints in China.
     The Aluminium group’s sales revenues are from aluminium and related products such as alumina and bauxite. Alcan’s sales revenue for the two months from acquisition, which includes revenue from Engineered Products, was US$3,798 million. Rio Tinto Aluminium’s sales revenue increased by one per cent in 2007 reflecting higher volume and price for bauxite and aluminium and lower volume and price for alumina. Revenue increased by 27 per cent in 2006. Average aluminium prices quoted on the LME increased by 35 per cent against 2005 but achieved spot alumina prices were lower than in 2005.
     The Copper group also produces gold and molybdenum as significant co-products. The average copper price of 324 cents per pound was six per cent above the 2006 average price. The gold price averaged $691 per ounce, an increase of 15 per cent on the prior year, whilst the average molybdenum price was $30 per pound, an increase of 20 per cent compared with 2006. Total Copper Group sales revenues in 2007 increased by 20 per cent over 2006. Copper revenues increased by 17 per cent reflecting higher volumes at KUC and Escondida as well as higher prices. Gold revenue increased by 69 per cent with higher volumes at Kennecott Minerals and the Grasberg joint venture. Molybdenum revenue was nine per cent higher than in 2006 with lower volumes as a result of lower ore grade and higher limestone levels in the orebody partly offsetting the improved prices.
     The total Copper group sales revenues in 2006 increased by 46 per cent over 2005. Copper revenues increased by 77 per cent, broadly in line with the 84 per cent increase in the LME price. Lower grades and therefore volumes at Freeport more than offset the higher volumes at the other copper operations. A 22 per cent decrease in gold revenue was also attributable to lower grades at Freeport which outweighed the effect of the 36 per cent increase in the gold price. Molybdenum revenue was only six per cent down on 2005 with record production at KUC offsetting much of the effect of the 20 per cent fall in price.
     Industrial Minerals sales are made under contract at negotiated prices. Revenue from industrial minerals increased by 11 per cent in 2007 and five per cent in 2006. This was mainly attributable to higher sales volumes of titanium dioxide chloride feedstock.
     Diamonds prices realised by Rio Tinto depend on the size and quality of the diamonds in the product mix. Diamond sales revenue increased by 22 per cent in 2007 against 2006 with higher sales volumes and polished pink tender prices at Argyle, and higher volumes at Diavik. The tight supply outlook for rough diamonds is expected to support demand in 2008, especially for better quality rough diamonds produced by Diavik. The 22 per cent decrease in Diamond Group revenue in 2006 against 2005 was almost wholly attributable to the softer markets experienced by Argyle which resulted in surplus rough diamonds being held in inventory at the end of the year.

Critical accounting policies and estimates
Dual listed company reporting
As explained in detail in the Outline of dual listed companies’ structure and basis of financial statements in the 2007 Full financial statements, the consolidated financial statements of the Rio Tinto Group deal with the results, assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited, and their subsidiaries. In other words, Rio Tinto plc and Rio Tinto Limited are viewed as a single parent company with their respective shareholders being the shareholders in that single company.
     The 2007 Annual report and Full financial statements satisfy the obligations of Rio Tinto Limited to prepare consolidated accounts under Australian company law, as amended by an order issued by the Australian Securities and Investments Commission on 27 January 2006 (as amended on 22 December 2006). The 2007 Full financial statements disclose the effect of the adjustments to consolidated EU IFRS profit, consolidated total recognised income and consolidated shareholders’ funds for the Group that would be required under the version of IFRS that is applicable in Australia (“Australian IFRS”).
     The US dollar is the presentation currency used in these financial statements, as it most reliably reflects the Group’s global business performance.

Ore reserve estimates
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). The amounts presented under EU and Australian IFRS are based on the reserves, and in some cases mineral resources, determined under the JORC code.
     There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

Acquisition accounting
On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.
     Rio Tinto acquired Alcan Inc during the year. The Group commissioned expert valuation consultants to advise on the fair values and asset lives of Alcan’s assets. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values and asset lives incorporated in the 2007 Full financial statements will be subject to revision within 12 months of the date of acquisition as permitted by IFRS 3 ‘Business Combinations’.

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58	Rio Tinto 2007 Annual report
Operating and financial report

Asset carrying values
Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment provisions in a particular year. In 2007, the Group’s results included net impairment charges of US$58 million (US$113 million after tax and outside shareholders interests). An impairment charge was recognised at Argyle, which was partially offset by impairment reversals at Palabora and Tarong Coal. In 2006, the Group’s results included net impairment reversals of US$396 million (US$44 million after tax and outside shareholders interests). Impairments were reversed at KUC and IOC, which more than offset impairment charges at Argyle and Tarong Coal.
     When such events or changes in circumstances impact on a particular asset or cash generating unit, its carrying value is assessed by reference to its recoverable amount being the higher of fair value less costs to sell and value in use (being the net present value of expected future cash flows of the relevant cash generating unit). The best evidence of an asset’s fair value is its value obtained from an active market or binding sale agreement. Where neither exists, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. In most cases this is estimated using a discounted cash flow analysis. The cash flows used in these analyses are particularly sensitive to changes in two parameters: exchange rates and commodity selling prices. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced. Management considers that over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar (and vice versa). But such compensating changes are not synchronised and do not fully offset each other and over the last few years favourable changes in commodity prices have generally exceeded shifts in exchange rates. Comparing average exchange rates in 2007 against those in 2004, the Australian dollar strengthened by 14 per cent against the US dollar, the Canadian dollar strengthened by 21 percent and the South African rand weakened by eight per cent. In the same period, commodity prices rose substantially: for example, copper prices increased by 149 per cent, aluminium by 54 per cent and gold by 69 per cent.
     Reviews of carrying values relate to cash generating units which, in accordance with IAS 36 “Impairment of Assets”, are identified by dividing an entity into as many largely independent cash generating streams as is reasonably practicable. In some cases the business units within the product groups consist of several operations with independent cash generating streams, which therefore constitute separate cash generating units.
     The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineralised material that does not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
     The expected future cash flows of cash generating units reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The plan takes account of all relevant characteristics of the orebody, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.
     Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of the relevant commodities. These assessments often differ from current price levels and are updated periodically.
     In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.
     Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For value in use calculations used in impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on the future cash flows that can be recognised in value in use calculations in respect of future restructurings and improvement related capital expenditure.
     The useful lives of the major assets of a cash generating unit are usually dependent on the life of the orebody to which they relate. Thus the lives of mining properties, and associated smelters, concentrators and other long lived processing equipment generally relate to the expected life of the orebody. The life of the orebody, in turn, is estimated on the basis of the long term mine plan.
     Forecast cash flows are discounted to present values using Rio Tinto’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows. For final feasibility studies and ore reserve estimation, internal hurdle rates are used which are generally higher than the weighted average cost of capital.
     Value in use and ore reserve estimates are based on the exchange rates current at the time of the evaluation. In final feasibility studies and estimates of fair value, a forecast of the long term exchange rate is made having regard to spot exchange rates, historical data and external forecasts.
     Forecast cash flows for ore reserve estimation for JORC purposes and for impairment testing are based on Rio Tinto’s long term price forecasts.
     All goodwill and intangible assets that are not yet ready for use or have an indefinite life are tested annually for impairment regardless of whether there has been any change in events or circumstances.

Close down, restoration and clean up obligations
Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, eg updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property, plant and equipment and depreciated over the lives of the assets to which they relate.
     Clean up costs result from environmental damage that was not a necessary consequence of mining, including remediation, compensation and penalties. These costs are charged to the income statement. Provisions are recognised at the time the damage, remediation process and estimated remediation costs become known. Remediation procedures may commence soon after this

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point in time but may continue for many years depending on the nature of the disturbance and the remediation techniques.

     As noted above, the ultimate cost of environmental disturbance is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

Overburden removal costs
In open pit mining operations, it is necessary to remove overburden and other barren waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in construction of the mine.

     Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.

     Stripping of waste materials continues during the production stage of the mine or pit. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. In operations that experience material fluctuations in the ratio of waste materials to ore or contained minerals on a year to year basis over the life of the mine or pit, deferral of stripping costs reduces the volatility of the cost of stripping expensed in individual reporting periods. Those mining companies that expense stripping costs as incurred will therefore report greater volatility in the results of their operations from period to period.

     Rio Tinto defers production stage stripping costs for those operations where this is the most appropriate basis for matching costs with the related economic benefits and the effect is material. Stripping costs incurred in the period are deferred to the extent that the current period ratio exceeds the life of mine or pit ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the ratio falls short of the life of mine or pit ratio. The life of mine or pit ratio is based on the proved and probable reserves of the mine or pit and is obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. In some operations, the quantity of ore is a more practical basis for matching costs with the related economic benefits where there are important co-products or where the grade of the ore is relatively stable from year to year.

     The life of mine or pit waste-to-ore ratio is a function of an individual mine’s pit design and therefore changes to that design will generally result in changes to the ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine or pit ratio even if they do not affect the pit design. Changes to the life of mine or pit ratio are accounted for prospectively.

     In the production stage of some operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine or pit, before production commences.
     Deferred stripping costs are included in property, plant and equipment or in investment in equity accounted units, as appropriate. These form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs or in the Group’s share of the results of its jointly controlled entities and associates as appropriate.

     During 2007, production stage stripping costs incurred by subsidiaries and equity accounted operations were US$56 million higher than the amounts charged against pre tax profit (2006: production stage costs exceeded the amounts charged against pre-tax profit by US$20 million). In addition, US$117 million of deferred stripping was written off in 2007 as part of the Argyle impairment and there were net impairment reversals of US$36 million affecting deferred stripping in 2006. The net book value carried forward in property, plant and equipment and in investments in jointly controlled entities and associates at 31 December 2007 was US$884 million (2006: US$929 million).

     Information about the stripping ratios of the business units, including equity accounted units, that account for the majority of the deferred stripping balance at 31 December 2007, along with the year in which deferred stripping is expected to be fully amortised, is set out in the following table:

		Actual stripping			Life of mine
		ratio for year			stripping ratio

	2005	2006	2007	2005	2006	2007

Kennecott Utah Copper (2019) (a) (b)	2.02	2.04	1.99	1.51	1.36	1.32
Grasberg Joint Venture (2015) (a)	3.12	3.01	3.47	2.43	2.63	3.05
Diavik (2008) (c)	1.21	0.89	0.42	0.91	0.96	0.91
Escondida (2040) (e)	0.09	0.08	0.07	0.12	0.12	0.10

Notes
(a)	Stripping ratios shown are waste to ore.
(b)	Kennecott’s life of mine stripping ratio decreased in 2006 as the latest mine plan included higher metals prices, which made previously uneconomic material (waste) economic to mine as ore.
(c)	Diavik’s stripping ratio is disclosed as bench cubic metre per carat. The fall in actual ratio arises as the end of the pipe life nears.
(d)	Escondida’s stripping ratio is based on waste tonnes to pounds of copper mined.

Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.

Functional currency
The determination of functional currency affects the carrying value of non current assets included in the balance sheet and, as a consequence, the amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement.

     The functional currency for each entity in the Group, and for jointly controlled entities and associates, is the currency of the primary economic environment in which it operates. For many of Rio Tinto’s entities, this is the currency of the country in which each operates. Alcan’s aluminium and alumina producing operations use a US dollar functional currency including those in Canada and Australia. Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate ruling at the date of the transaction unless hedge accounting applies. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.

     The US dollar is the currency in which the Group’s Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.

     On consolidation, income statement items are translated into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are recognised directly in the foreign currency translation reserve.

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60	Rio Tinto 2007 Annual report
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     Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intra group balance is, in substance, part of the Group’s net investment in the entity.

     The balance of the foreign currency translation reserve relating to an operation that is disposed of is transferred to the income statement at the time of the disposal.

     The Group finances its operations primarily in US dollars but part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group’s income statement is dependent on the functional currency of the particular subsidiary where the debt is located. With the above exceptions, and except for derivative contracts which qualify as cash flow hedges, exchange differences are charged or credited to the income statement in the year in which they arise.

Deferred tax on fair value adjustments
On transition to EU IFRS with effect from 1 January 2004, deferred tax was provided in respect of fair value adjustments on acquisitions in previous years. No other adjustments were made to the assets and liabilities recognised in such prior year acquisitions and, accordingly, shareholders’ funds were reduced by US$720 million on transition to EU IFRS primarily as a result of deferred tax on fair value adjustments to mining rights. In general, these mining rights are not eligible for income tax allowances. In such cases, the provision for deferred tax was based on the difference between their carrying value and their nil income tax base. The existence of a tax base for capital gains tax purposes was not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of the mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.

     For acquisitions after 1 January 2004 provision for such deferred tax on acquisition results in a corresponding increase in the amounts attributed to acquired assets and/or goodwill under EU IFRS.

Post retirement benefits
The difference between the fair value of the plan assets (if any) of post retirement plans and the present value of the plan obligations is recognised as an asset or liability on the balance sheet. The Group has adopted the option under IAS 19 to record actuarial gains and losses directly in the Statement of Recognised Income and Expense.

     The most significant assumptions used in accounting for post retirement plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions.

     The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the Group’s income statement. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at the net present value of liabilities.

     Valuations are carried out using the projected unit method.

      The expected rate of return on pension plan assets is determined as management’s best estimate of the long term return on the major asset classes, ie equity, debt, property and other, weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.

     The sources used to determine management’s best estimate of long term returns are numerous and include country specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

     In particular, the Group estimates long term expected returns on equity based on the economic outlook, analysts’ views and those of other market commentators. This is the most subjective of the assumptions used and it is reviewed regularly to ensure that it remains consistent with best practice.

     The discount rate used in determining the service cost and interest cost charged to income is the market yield at the start of the year on high quality corporate bonds. For countries where there is no deep market in such bonds the yield on Government bonds is used. For determining the present value of obligations shown on the balance sheet, market yields at the balance sheet date are used.

Details of the key assumptions are set out in note 49 to the 2007Full financial statements.

     For 2007 the charge against income for post retirement benefits net of tax and minorities was US$168 million. This charge included both pension and post retirement healthcare benefits. The charge is net of the expected return on assets which was US$371 million after tax and minorities.

     In calculating the 2007 expense the average future increase in compensation levels was assumed to be 4.7 per cent and this will decrease to 3.7 per cent for 2008 reflecting the increased weighting of lower inflation countries following the Alcan acquisition. The average discount rate used for the Group’s plans in 2007 was 5.4 per cent and the average discount rate used in 2008 will be 5.6 per cent reflecting the weighted average level of discount rates following the Alcan acquisition.

     The average expected long term rate of return on assets used to determine 2007 pension cost was 6.9 per cent. This will decrease to 6.4 per cent for 2008. This reduction results mainly from a lower allocation to equities as a result of the Alcan acquisition.

     Based on the known changes in assumptions noted above and other expected circumstances, the impact of post retirement costs on the Group’s EU IFRS net earnings in 2008 would be expected to increase by some US$198 million to US$366 million. The main reason for this increase is the inclusion of the Alcan pension expense for the full year. The actual charge may be impacted by other factors that cannot be predicted, such as the effect of changes in benefits and exchange rates.

     The table below sets out the potential change in the Group’s 2007 net earnings (after tax and outside interests) that would result from hypothetical changes to post retirement assumptions and estimates. The sensitivities are viewed for each assumption in isolation although a change in one assumption is likely to result in some offset elsewhere.

EU IFRS
US$m

Sensitivity of Group’s 2007 net earnings to changes in:
Expected return on assets
– increase of 1 percentage point	39
– decrease of 1 percentage point	(39)
Discount rate
– increase of 0.5 percentage points	7
– decrease of 0.5 percentage points	(6)
Salary increases
– increase of 0.5 percentage points	(6)
– decrease of 0.5 percentage points	6
Demographic – allowance for additional future mortality improvements
– participants assumed to be one year older	7
– participants assumed to be one year younger	(7)

The figures in the above table only show the impact on underlying and net earnings. Changing the assumptions would also have an impact on the balance sheet.
     Further information on pensions and other post retirement benefits is given in note 49 to the 2007 Full financial statements.

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Temporary differences related to closure costs and finance leases
Under the ‘initial recognition’ rules in paragraphs 15 and 24 of IAS 12 ‘Income Taxes’, deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination.

     The Group’s interpretation of these initial recognition rules has the result that no deferred tax asset is provided on the recognition of a provision for close down and restoration costs and the related asset, or on recognition of assets held under finance leases and the associated lease liability, except where these are recognised as a consequence of business combinations.

     On creation of a closure provision, for instance, there is no effect on accounting or taxable profit because the cost is capitalised. As a result, the initial recognition rules would appear to prevent the recognition of a deferred tax asset in respect of the provision and of a deferred tax liability in respect of the related capitalised amount.

     The temporary differences will reverse in future periods as the closure asset is depreciated and when tax deductible payments are made that are charged against the provision. Paragraph 22 of IAS 12 extends the initial recognition rules to the reversal of temporary differences on assets and liabilities to which the initial recognition rules apply. Therefore, deferred tax is not recognised on the changes in the carrying amount of the asset which result from depreciation or from the changes in the provision resulting from expenditure. When tax relief on expenditure is received this will be credited to the income statement as part of the current tax charge. The unwind of the discount applied in establishing the present value of the closure costs does affect accounting profit. Therefore, this unwinding of discount results in the recognition of deferred tax assets.

     The application of this initial recognition exemption has given rise to diversity in practice: some companies do provide for deferred tax on closure cost provisions and the related capitalised amounts. Deferred tax accounting on initial recognition is currently the subject of an IASB/FASB convergence project which may at some future time require the Group to change this aspect of its deferred tax accounting policy.

     If the Group were to provide for deferred tax on closure costs and finance leases under EU IFRS the benefit to underlying and net earnings would have been US$21 million (2006: US$9 million) and to equity would have been US$185 million (2006: US$127 million).

US deferred tax potentially recoverable
The Group’s US tax group has alternative minimum tax credits and temporary differences that have the potential to reduce tax charges in future years. These ‘possible tax assets’ totalled US$182 million at 31 December 2007 (2006: US162 million). Of these, US$119 million were recognised as deferred tax assets (2006: US$97 million), leaving US$63 million (2006: US$65 million) unrecognised, as recovery was not considered probable.

     During 2006, updated projections of future taxable profits for the operations that form part of Rio Tinto’s US tax group resulted in the recognition of previously unrecognised possible tax assets of $335 million. Recoveries are dependent on future commodity prices, costs, financing arrangements and business developments in future years.

     During 2007, principally as a result of high commodity prices, US$170 million of these possible tax assets were utilised (2006: US$140 million).

Exploration
Under the Group’s accounting policy, exploration and evaluation expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project’s viability and it is considered probable that future economic benefits will flow to the Group.
     The carrying values of exploration and evaluation assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. There may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to orebodies currently in production and will therefore benefit from existing infrastructure and equipment.

Contingencies
Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in note 35 to the 2007 Full financial statements.

Underlying earnings
The Group presents “Underlying earnings” as an additional measure to provide greater understanding of the underlying business performance of its operations. The adjustments made to net earnings to arrive at underlying earnings are explained above in the section on underlying earnings.

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62	Rio Tinto 2007 Annual report
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Metals and minerals production

				2005		2006		2007
				Production (a)		Production (a)		Production (a)

	Rio Tinto		Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)			share		share		share

ALUMINA (’000 tonnes)
Eurallumina (Italy) (c)	–		1,070	601	914	513	–	–
Gardanne (France) (d)	100.0						21	21
Gove (Australia) (d)	100.0						405	405
Jonquiere (Canada) (d)	100.0						252	252
Queensland Alumina (Australia) (d) (e)	80.0		3,953	1,526	3,871	1,494	3,816	1,766
Sao Luis (Alumar) (Brazil) (d)	10.0						288	29
Yarwun (Australia) (d) (f)	100.0		835	835	1,240	1,240	1,260	1,260
Speciality Plants (Canada/France/Germany) (d)	100.0						144	144

Rio Tinto total				2,963		3,247		3,877

ALUMINIUM (refined) (’000 tonnes)
Alma (Canada) (d)	100.0						80.1	80.1
Alouette (Sept-Iles) (Canada) (d)	40.0						108.9	43.5
Alucam (Edea) (Cameroon) (d)	46.7						18.8	8.8
Anglesey (UK)	51.0		143.9	73.4	143.8	73.3	144.7	73.3
Arvida (Canada) (d)	100.0						31.8	31.8
Beauharnois (Canada) (d)	100.0						9.8	9.8
Becancour (Canada) (d)	25.1						80.1	20.1
Bell Bay (Australia)	100.0		173.8	173.8	177.5	177.5	178.3	178.3
Boyne Island (Australia)	59.4		544.9	326.2	545.1	325.0	550.3	329.6
Dunkerque (France) (d)	100.0						49.5	49.5
Grande-Baie (Canada) (d)	100.0						39.7	39.7
ISAL (Reykjavik) (Iceland) (d)	100.0						35.0	35.0
Kitimat (Canada) (d)	100.0						46.8	46.8
Lannemezan (France) (d)	100.0						5.0	5.0
Laterriere (Canada) (d)	100.0						44.0	44.0
Lochaber (UK) (d)	100.0						8.3	8.3
Lynemouth (UK) (d)	100.0						33.3	33.3
Ningxia (Qingtongxia) (China) (d)	50.0						30.9	15.5
Sebree (USA) (d)	100.0						36.8	36.8
Shawinigan (Canada) (d)	100.0						18.3	18.3
SORAL (Husnes) (Norway) (d)	50.0						32.0	16.0
St-Jean-de Maurienne (France) (d)	100.0						25.2	25.2
Tiwai Point (New Zealand)	79.4		351.4	280.3	337.3	268.9	353.0	280.9
Tomago (Australia) (d)	51.6						97.4	50.2

Rio Tinto total				853.7		844.7		1479.7

BAUXITE (’000 tonnes)
Awaso (Ghana) (d) (g)	80.0						216	173
Gove (Australia) (d)	100.0						985	985
Porto Trombetas (MRN) (Brazil) (d)	12.0						3,392	407
Sangaredi (Guinea) (d)	(h	)					2,774	1,248
Weipa (Australia)	100.0		15,604	15,604	16,319	16,319	18,209	18,209

Rio Tinto total				15,604		16,319		21,022

BORATES (’000 tonnes) (i)
Rio Tinto Minerals – Boron (US)	100.0		540	540	538	538	541	541
Rio Tinto Minerals – Argentina (Argentina)	100.0		20	20	15	15	19	19

Rio Tinto total				560		553		560

COAL – HARD COKING (’000 tonnes)
Rio Tinto Coal Australia
Hail Creek Coal (Australia)	82.0		5,900	4,838	4,544	3,726	5,012	4,110
Kestrel Coal (Australia)	80.0		2,946	2,357	2,729	2,183	2,586	2,069

Rio Tinto total hard coking coal				7,195		5,909		6,179

See notes on page 65

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Rio Tinto 2007 Annual report	63
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				2005		2006		2007
				Production (a)		Production (a)		Production (a)

	Rio Tinto		Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)			share		share		share

COAL – OTHER* (’000 tonnes)
Rio Tinto Coal Australia
Bengalla (Australia)	30.3		5,965	1,806	5,544	1,679	5,155	1,561
Blair Athol (Australia)	71.2		10,600	7,551	10,190	7,259	7,924	5,645
Hunter Valley Operations (Australia)	75.7		12,374	9,369	12,024	9,104	10,094	7,642
Kestrel Coal (Australia)	80.0		774	619	863	691	1,035	828
Mount Thorley Operations (Australia)	60.6		3,962	2,400	3,895	2,359	2,924	1,771
Tarong Coal (Australia)	100.0		6,470	6,470	6,979	6,979	4,510	4,510
Warkworth (Australia)	42.1		6,293	2,647	7,342	3,089	5,775	2,430

Total Australian other coal				30,863		31,159		24,388

Rio Tinto Energy America
Antelope (US)	100.0		27,174	27,174	30,749	30,749	31,267	31,267
Colowyo (US)	(j	)	5,325	5,325	5,754	5,754	5,077	5,077
Cordero Rojo (US)	100.0		34,234	34,234	36,094	36,094	36,712	36,712
Decker (US)	50.0		6,288	3,144	6,449	3,225	6,340	3,170
Jacobs Ranch (US)	100.0		33,823	33,823	36,258	36,258	34,565	34,565
Spring Creek (US)	100.0		11,881	11,881	13,181	13,181	14,291	14,291

Total US coal				115,580		125,260		125,083

Rio Tinto total other coal				146,443		156,419		149,471

COPPER (mined) (’000 tonnes)
Bingham Canyon (US)	100.0		220.6	220.6	265.6	265.6	212.2	212.2
Escondida (Chile)	30.0		1,270.2	381.1	1,313.4	394.0	1,405.5	421.6
Grasberg – Joint Venture (Indonesia) (k)	40.0		273.9	109.6	115.5	46.2	569.4	28.4
Northparkes (Australia)	80.0		54.0	43.2	83.3	66.6	43.1	34.5
Palabora (South Africa) (l)	57.7		61.2	30.0	61.5	31.1	71.4	41.2

Rio Tinto total				784.4		803.5		737.9

COPPER (refined) (’000 tonnes)
Escondida (Chile)	30.0		143.9	43.2	134.4	40.3	238.4	71.5
Kennecott Utah Copper (US)	100.0		232.0	232.0	217.9	217.9	265.6	265.6
Palabora (South Africa) (l)	57.7		80.3	39.3	81.2	40.9	91.7	52.9

Rio Tinto total				314.5		299.2		390.0

DIAMONDS (’000 carats)
Argyle (Australia)	100.0		30,476	30,476	29,078	29,078	18,744	18,744
Diavik (Canada)	60.0		8,272	4,963	9,829	5,897	11,943	7,166
Murowa (Zimbabwe)	77.8		251	195	240	187	145	113

Rio Tinto total				35,635		35,162		26,023

GOLD (mined) (‘000 ounces)
Barneys Canyon (US)	100.0		16	16	15	15	11	11
Bingham Canyon (US)	100.0		401	401	523	523	397	397
Cortez/Pipeline (US) (t)	40.0		904	361	444	178	538	215
Escondida (Chile)	30.0		183	55	170	51	187	56
Grasberg – Joint Venture (Indonesia) (k)	40.0		1,676	670	238	95	2,689	423
Greens Creek (US) (t)	70.3		73	51	63	44	68	48
Kelian (Indonesia)	90.0		43	38	–	–	–	–
Lihir (Papua New Guinea) (m)	–		424	61	–	–	–	–
Northparkes (Australia)	80.0		57	46	95	76	79	63
Rawhide (US)	51.0		35	18	26	13	19	10
Others	–		15	7	18	9	19	11

Rio Tinto total				1,726		1,003		1,233

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0		369	369	462	462	523	523

* Coal – other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See notes on page 65

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64	Rio Tinto 2007 Annual report
Operating and financial report

				2005		2006		2007
				Production (a)		Production (a)		Production (a)

	Rio Tinto		Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)			share		share		share

IRON ORE (’000 tonnes)
Channar (Australia)	60.0		8,644	5,186	9,798	5,879	10,549	6,330
Corumbá (Brazil)	100.0		1,410	1,410	1,982	1,982	1,777	1,777
Eastern Range (Australia)	(n	)	6,559	6,559	8,215	8,215	6,932	6,932
Hamersley Iron (Australia)	100.0		74,387	74,387	79,208	79,208	94,567	94,567
Hope Downs (Australia) (o)	50.0		–	–	–	–	64	32
Iron Ore Company of Canada (Canada)	58.7		15,647	9,188	16,080	9,442	13,229	7,768
Robe River (Australia)	53.0		52,385	27,764	52,932	28,054	51,512	27,301

Rio Tinto total				124,494		132,780		144,707

LEAD (’000 tonnes)
Greens Creek (US) (t)	70.3		16.9	11.9	16.9	11.9	17.0	11.9

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0		15.6	15.6	16.8	16.8	14.9	14.9

PIG IRON (’000 tonnes)
HIsmelt® (Australia)	60.0		9	5	89	53	115	69

SALT (’000 tonnes)
Rio Tinto Minerals – salt (Australia) (p)	68.4		8,480	5,507	8,323	5,405	7,827	5,242

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0		3,958	3,958	4,214	4,214	3,487	3,487
Escondida (Chile)	30.0		6,565	1,970	6,646	1,994	7,870	2,361
Grasberg – Joint Venture (Indonesia) (k)	40.0		3,410	1,364	1,675	670	5,238	477
Greens Creek (US) (t)	70.3		9,664	6,791	8,866	6,230	8,646	6,075
Others	–		1,422	843	1,345	861	914	602

Rio Tinto total				14,926		13,968		13,002

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0		3,538	3,538	4,152	4,152	4,365	4,365

TALC (’000 tonnes)
Rio Tinto Minerals – talc (Australia/Europe/North America) (q)	100.0		1,364	1,364	1,392	1,392	1,281	1,281

TITANIUM DIOXIDE FEEDSTOCK (’000 tonnes)
Rio Tinto Iron & Titanium (Canada/South Africa) (r)	100.0		1,312	1,312	1,415	1,415	1,458	1,458

URANIUM (’000 lbs U3 O8 ) (s)
Energy Resources of Australia (Australia)	68.4		13,013	8,900	10,370	7,092	11,713	8,011
Rössing (Namibia)	68.6		8,182	5,611	7,975	5,469	6,714	4,605

Rio Tinto total				14,511		12,561		12,616

ZINC (mined) (’000 tonnes)
Greens Creek (US) (t)	70.3		52.9	37.2	47.5	33.4	50.8	35.7

See notes on page 65

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Rio Tinto 2007 Annual report	65
Operating and financial report

Production data notes
(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite (beneficiated plus calcined) which represent production of saleable quantities of ore.
(b)	Rio Tinto percentage share, shown above, is as at the end of 2007 and has applied over the period 2005–2007 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.

Rio Tinto Share %
Operation	See note	2005	2006	2007

Queensland Alumina	(e)	38.6	38.6	46.3
Palabora	(l)	49.0	50.5	57.7
Rio Tinto Minerals – salt	(p)	64.9	64.9	67.0

(c)	Rio Tinto sold its 56.2 per cent share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.
(d)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.
(e)	Rio Tinto held a 38.6 per cent share in QAL until 24 October 2007; this increased to 80.0 per cent following the Alcan acquisition
(f)	Yarwun was previously known as Comalco Alumina Refinery.
(g)	Rio Tinto has an 80 per cent interest in the Awaso mine but purchases the additional 20 per cent of production
(h)	Rio Tinto has a 22.9 per cent shareholding in the Sangaredi mine but receives 45 per cent of production under the partnership agreement.
(i)	Borate quantities are expressed as B2 O3 .
(j)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(k)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(l)	Rio Tinto’s shareholding in Palabora varied during 2005 and 2006 due to the progressive conversion of debentures into ordinary shares.
(m)	On 30 November 2005, Rio Tinto sold its 14.5 per cent in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.
(n)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine. Under the terms of the joint venture agreement (Rio Tinto 54 per cent), Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(o)	Hope Downs started production in the fourth quarter of 2007.
(p)	Rio Tinto increased its shareholding in Rio Tinto Minerals – salt to 68.4 per cent at the beginning of July 2007.
(q)	Talc production includes some products derived from purchased ores.
(r)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.
(s)	With effect from the second quarter of 2007 Rio Tinto is reporting uranium production as ‘000 lbs U3 O8 rather than tonnes.
(t)	In February 2008 Rio Tinto entered into agreements to sell its interests in Greens Creek and Cortez.

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66	Rio Tinto 2007 Annual report
Operating and financial report

Ore reserves

Ore reserves and mineral resources for Rio Tinto managed operations are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code) as required by the Australian Stock Exchange (ASX). Codes or guidelines similar to JORC with only minor regional variations have been adopted in South Africa, Canada, USA, Chile, UK, Ireland and Europe, Peru, and the Phillipines. Together these Codes represent current best practice for reporting ore reserves and mineral resources.
     The JORC Code envisages the use of reasonable investment assumptions, including the use of projected long term commodity prices, in calculating reserve estimates. However, for US reporting, the US Securities and Exchange Commission (SEC) require historical price data to be used. For this reason, some reserves reported to the SEC on Form 20-F will differ from those reported below.
     Ore reserve and mineral resource information in the tables below is based on information compiled by Competent Persons (as defined by JORC), or ‘recognised overseas mining professionals’ as defined by the ASX, most of whom are full time employees of

Rio Tinto or related companies. Each has had a minimum of five years relevant estimation experience and is a member of a recognised professional body whose members are bound by a professional code of ethics. Each Competent Person consents to the inclusion in this report of information they have provided in the form and context in which it appears. A register of the names of the Competent Persons who are responsible for the estimates is maintained by the Company Secretaries in London and Melbourne and is available on request. Where operations are not managed by Rio Tinto the reserves are published as received from the managing company.
     The ore reserve figures in the following tables are as of 31 December 2007. Summary data for year end 2006 are shown for comparison. Metric units are used throughout. The figures used to calculate Rio Tinto’s share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

			Proved ore reserves		Probable ore reserves		Total ore reserves 2007 compared with 2006					Rio Tinto share
			at end 2007		at end 2007
	Type of
	mine		Tonnage	Grade	Tonnage	Grade	Tonnage		Grade			Interest	Recoverable
	(a)
							2007	2006	2007	2006		%	mineral

			millions		millions		millions	millions					millions
BAUXITE (b)			of tonnes	%AI2 O3	of tonnes	%AI2 O3	of tonnes	of tonnes	%AI2 O3	%AI2 O3			of tonnes
Reserves at operating mines
Gove (Australia) (c)	O/P		78	49.4	65	49.0	143	–	49.2	–		100.0	143
Porto Trombetas (MRN)
(Brazil) (c)	O/P		149	51.3	18	50.1	166	–	51.2	–		12.0	20
Weipa (Australia) (c)	O/P		149	53.2	1,074	53.7	1,224	1,193	53.6	53.7		100.0	1,224

Total													1,387

													Marketable
													product

			millions		millions		millions	millions					millions
BORATES (d)			of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mine
Rio Tinto Minerals –
Boron (US)	O/P		14.4		7.1		21.5	21.9				100.0	21.5

COAL (e)			Reserves		Marketable Reserves		Marketable reserves		Marketable coal quality

		Coal									Avg. %
		type									Yield to give
		(f)	Proved	Probable	Proved	Probable	Total	Total			marketable		Marketable
			at end 2007		at end 2007		2007	2006	(g)	(g)	reserves		reserves

Reserves at operating mines			millions	millions	millions	millions	millions	millions	Calorific	Sulphur			millions
			of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	value	content			of tonnes

Rio Tinto Energy America (US)									MJ/kg	%
Antelope (US)	O/C	SC	325		325		325	359	20.59	0.24	100	100.0	325
Colowyo (US) (h)	O/C	SC	22	3	22	3	25	14	23.84	0.45	100	100.0	25
Cordero Rojo (US)	O/C	SC	241		241		241	285	19.54	0.30	100	100.0	241
Decker (US)	O/C	SC	12		12		12	18	22.10	0.39	100	50.0	6
Jacobs Ranch (US)	O/C	SC	379	4	379	4	383	418	20.35	0.43	100	100.0	383
Spring Creek (US) (i)	O/C	SC	295		295		295	199	21.75	0.33	100	100.0	295

Sub-total													1,275

Rio Tinto Coal Australia
Bengalla (Australia)	O/C	SC	101	81	75	62	137	150	28.21	0.47	75	30.3	42
Blair Athol (Australia)	O/C	SC	42		37		37	42	26.91	0.30	89	71.2	26
Hail Creek (Australia)	O/C	MC	157	102	100	73	174	179	32.20	0.35	67	82.0	142
Hunter Valley Operations
(Australia)	O/C	SC+MC	346	94	235	63	298	308	28.90	0.58	68	75.7	226
Kestrel (Australia) (j)	U/G	SC+MC	63	100	53	83	136	112	31.60	0.59	83	80.0	109
Mount Thorley Operations
(Australia)	O/C	SC+MC	32	4	21	2	23	23	29.48	0.46	66	60.6	14
Tarong-Meandu
(Australia) (k)	O/C	SC					–	29	–	–		–	–
Warkworth (Australia)	O/C	SC+MC	224	156	142	100	242	251	28.87	0.45	64	42.1	102

Sub-total													661

Total reserves at operating mines													1,936

See notes on page 69

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Rio Tinto 2007 Annual report	67
Operating and financial report

			Reserves		Marketable reserves		Marketable reserves		Marketable coal quality

	Type of	Coal									Average %
	mine	type									Yield to give
	(a)	(f)	Proved	Probable	Proved	Probable	Total	Total			marketable	Interest	Marketable
			at end 2007		at end 2007		2007	2006	(g)	(g)	reserves	%	reserves

			millions	millions	millions	millions	millions	millions	Calorific	Sulphur			millions
COAL (e) (continued)			of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	value	content			of tonnes
									MJ/kg	%
Other undeveloped reserves (l)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	SC	193	5	185	4	189	189	27.90	0.33	96	50.1	95
Mount Pleasant (Australia)	O/C	SC		459		350	350	350	26.73	0.51	76	75.7	265

Total undeveloped reserves													360

			Proved ore reserves		Probable ore reserves		Total ore reserves 2007 compared with 2006					Rio Tinto share
			at end 2007		at end 2007
		Type of									Average
		mine									mill
		(a)									recovery
			Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	%		Recoverable

							2007	2006	2007	2006			metal

			millions		millions		millions	millions					millions
COPPER			of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu			of tonnes
Reserves at operating mines
Bingham Canyon (US)		O/P	337	0.55	276	0.45	612	641	0.51	0.53	86	100.0	2.680
Escondida (Chile) (m)
– sulphide		O/P	626	1.24	1,078	1.08	1,704	1,832	1.14	1.15	86	30.0	5.002
– sulphide leach		O/P	697	0.57	1,703	0.54	2,399	2,149	0.55	0.54	32	30.0	1.253
– oxide		O/P	112	0.78	46	1.12	158	103	0.88	0.88	68	30.0	0.280
Grasberg (Indonesia)		O/P +U/G	771	1.10	1,941	1.01	2,712	2,813	1.04	1.04	88	(n)	7.388
Northparkes (Australia)
– open pit and stockpiles		O/P	0.7	0.69			0.7	3.8	0.69	0.67	85	80.0	0.003
– underground		U/G			47	0.97	47	46	0.97	1.06	89	80.0	0.325
Palabora (South Africa)		U/G	104	0.62			104	118	0.62	0.64	88	57.7	0.327

Total													17.258

Reserves at development projects
Eagle (US) (o)		U/G			3.2	3.04	3.2	–	3.04	–	95	100.0	0.092
Oyu Tolgoi (Mongolia) (p)
– Southern Oyu		O/P	127	0.58	803	0.48	930	–	0.50	–	87	9.9	0.399

Total													0.491

													Recoverable
													diamonds

			millions	carats	millions	carats	millions	millions	carats	carats			millions
DIAMONDS (b)			of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of carats
Reserves at operating mines
Argyle (Australia)		O/P+U/G	19	1.2	75	2.3	94	106	2.1	2.1		100.0	197.5
Diavik (Canada)		O/P+U/G	9	3.4	13	3.6	22	25	3.5	3.3		60.0	46.2
Murowa (Zimbabwe)		O/P			21	0.7	21	22	0.7	0.7		77.8	11.6

Total													255.4

			millions	grammes	millions	grammes	millions	millions	grammes	grammes			millions
GOLD			of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of ounces
Reserves at operating mines
Bingham Canyon (US)		O/P	337	0.32	276	0.26	612	641	0.29	0.30	65	100.0	3.749
Cortez/Pipeline (US) (q) (y)		O/P+U/G	14	4.36	116	2.53	130	126	2.73	1.85	81	40.0	3.709
Grasberg (Indonesia)		O/P+U/G	771	1.09	1,941	0.82	2,712	2,813	0.90	0.90	69	(n)	13.672
Greens Creek (US) (y)		U/G			7.7	3.68	7.7	7.0	3.68	3.86	68	70.3	0.437
Northparkes (Australia)
– open pit and stockpiles		O/P	0.7	0.58			0.7	3.8	0.58	0.58	76	80.0	0.008
– underground		U/G			47	0.40	47	46	0.40	0.46	73	80.0	0.357

Total													21.932

Reserves at development project
Oyu Tolgoi (Mongolia) (p)
– Southern Oyu		O/P	127	0.93	803	0.27	930	–	0.36	–	71	9.9	0.753

See notes on page 69

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68	Rio Tinto 2007 Annual report
Operating and financial report

		Proved ore reserves		Probable ore reserves		Total ore reserves 2007 compared with 2006					Rio Tinto share
		at end 2007		at end 2007
	Type of									Average
	mine	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		mill
	(a)									recovery	Interest		Marketable
						2007	2006	2007	2006	%	%		product

		millions		millions		millions	millions						millions
IRON ORE (b)		of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe				of tonnes
Reserves at operating mines
Channar (Australia)
– Brockman ore	O/P	89	63.4	18	63.3	106	100	63.4	63.5		60.0		64
Corumbá (Brazil)	O/P	104	66.9	107	67.0	210	214	67.0	67.2		100.0		210
Eastern Range (Australia)
– Brockman ore (r)	O/P	81	63.2	30	63.2	111	91	63.2	62.9		54.0		60
Hamersley Iron (Australia)
– Brockman 2 (Brockman ore)	O/P	18	62.7	8	62.6	25	30	62.7	62.6		100.0		25
– Brockman 4 (Brockman ore)	O/P	336	62.4	233	62.1	570	552	62.3	62.2		100.0		570
– Hope Downs (Marra Mamba ore)	O/P	32	61.9	312	61.4	344	344	61.4	61.6		50.0		172
– Marandoo (Marra Mamba ore)	O/P	48	61.7	2	60.7	50	67	61.7	61.6		100.0		50
– Mt Tom Price (Brockman ore)	O/P	59	64.2	67	64.6	125	127	64.4	64.6		100.0		125
– Mt Tom Price (Marra Mamba ore)	O/P			33	61.2	33	35	61.2	61.2		100.0		33
– Paraburdoo (Brockman ore) (s)	O/P	23	64.0	6	63.4	28	12	63.9	63.6		100.0		28
– Paraburdoo (Marra Mamba ore) (s)	O/P			0.8	63.3	0.8	0.5	63.3	63.2		100.0		0.8
– Nammuldi (Marra Mamba ore)	O/P	25	61.5	5	59.7	30	31	61.2	61.4		100.0		30
– Yandicoogina (Pisolite ore HG) (t)	O/P	271	58.7	5	58.5	277	328	58.7	58.7		100.0		277
– Yandicoogina (Process Product)	O/P	119	58.5			119	109	58.5	58.4		100.0		119
Iron Ore Company of Canada (u)
(Canada)	O/P	406	65.0	131	65.0	538	416	65.0	65.0		58.7		316
Robe River (Australia)
– Pannawonica (Pisolite ore)	O/P	264	57.3	40	56.6	304	345	57.2	57.2		53.0		161
– West Angelas (Marra Mamba ore)	O/P	196	62.1	196	61.5	392	408	61.8	61.9		53.0		208

Total													2,449

													Recoverable
													metal

		millions		millions		millions	millions						millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb				of tonnes
Reserves at operating mine
Greens Creek (US) (y)	U/G			7.7	3.79	7.7	7.0	3.79	3.98	66	70.3		0.136

		millions		millions		millions	millions						millions
MOLYBDENUM		of tonnes	%Mo	of tonnes	%Mo	of tonnes	of tonnes	%Mo	%Mo				of tonnes
Reserves at operating mine
Bingham Canyon (US) (v)	O/P	337	0.047	276	0.042	612	641	0.045	0.047	62	100.0		0.172

		millions		millions		millions	millions						millions
NICKEL		of tonnes	%Ni	of tonnes	%Ni	of tonnes	of tonnes	%Ni	%Ni				of tonnes
Reserves at development project
Eagle (US) (o)	U/G			3.2	3.89	3.2	–	3.89	–	84	100.0		0.105

		millions	grammes	millions	grammes	millions	millions	grammes	grammes				millions
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne				of ounces
Reserves at operating mines
Bingham Canyon (US)	O/P	337	2.53	276	2.12	612	641	2.35	2.47	77	100.0		35.414
Grasberg (Indonesia)	O/P+U/G	771	4.31	1,941	4.03	2,712	2,813	4.11	4.16	68	(n	)	77.186
Greens Creek (US) (y)	U/G			7.7	471	7.7	7.0	471	494	72	70.3		58.378

Total													170.978

													Marketable
													product

		millions		millions		millions	millions						millions
TALC (d)		of tonnes		of tonnes		of tonnes	of tonnes						of tonnes
Reserves at operating mines
Rio Tinto Minerals – talc (w) O/P+U/G		25.7		7.8		33.5	28.8				100.0		33.5
(Europe/North America/Australia)

See notes on page 69

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Rio Tinto 2007 Annual report	69
Operating and financial report

		Proved ore reserves		Probable ore reserves		Total ore reserves 2007 compared with 2006					Rio Tinto share
		at end 2007		at end 2007
	Type of									Average
	mine	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	mill
	(a)									recovery	Interest	Recoverable
						2007	2006	2007	2006	%	%	product

		millions		millions		millions	millions					millions
TITANIUM DIOXIDE FEEDSTOCK (d)		of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mines
QIT (Canada)	O/P	30.0		23.5		53.5	52.7				100.0	53.5
RBM (South Africa)	D/O	5.6		18.6		24.2	24.9				50.0	12.1

Total												65.5

Reserves at development project
QMM (Madagascar)	D/O	12.0		0.4		12.4	12.4				80.0	9.9

												Recoverable
												metal

URANIUM		millions		millions		millions	millions					millions
		of tonnes	%U3 08	of tonnes	%U3 08	of tonnes	of tonnes	%U3 08	%U3 08			of tonnes
Reserves at operating mines
Energy Resources of Australia
(Australia) – Ranger #3	O/P	25.2	0.137	6.9	0.217	32.1	35.6	0.155	0.143	86.90	68.4	0.030
Rössing (Namibia) (x)	O/P	19.6	0.050	130.6	0.035	150.2	132.4	0.037	0.032	85.00	68.6	0.032

Total reserves at operating mines												0.062

ZINC		millions		millions		millions	millions					millions
		of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn			of tonnes
Reserves at operating mine
Greens Creek (US) (y)	U/G			7.7	10.18	7.7	7.0	10.18	10.39	76	70.3	0.419

Notes
(a)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation.
(b)	Reserves of iron ore, bauxite (as alumina) and diamonds are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(c)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name and reserves are presented here for the first time. The Weipa deposit now includes the reserve for Ely as this deposit is contiguous with Weipa.
(d)	Reserves of industrial minerals are expressed in terms of marketable product, i.e. after all mining and processing losses. In the case of borates, the saleable product is B2 O3 .
(e)	For coal, the yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal.
(f)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(g)	Analyses of coal from the US were undertaken according to “American Standard Testing Methods” (ASTM) on an “As Received” moisture basis whereas the coals from Australia have been analysed on an “Air Dried” moisture basis according to Australian Standards (AS). MJ/kg = megajoules per kilogramme.
(h)	Rio Tinto Energy America has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo’s reserves are included in Rio Tinto’s share shown above. The increase in reserves results from the addition of reserves from the South Taylor area.
(i)	Acquisition of additional leases increased the Spring Creek reserves.
(j)	Approval of the Kestrel mine extension resulted in an increase in reserves by upgrading of resources from the Kestrel West area.
(k)	Contracts have been signed for the sale of the Tarong Meandu properties with transfer being effected on 31 January 2008.
(l)	The term ‘other undeveloped reserves’ is used here to describe material that is economically viable on the basis of technical and economic studies but for which mining and processing permits have yet to be requested or obtained. There is a reasonable, but not absolute, certainty that the necessary permits will be issued and that mining can proceed when required.
(m)	Reporting for Escondida and Escondida Norte is combined for 2007. The increase in reserves results from updated geological models and the application of new economic parameters.
(n)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994 and it is this entitlement that is shown.
(o)	Following completion of economic and technical studies at the Eagle project, resources were upgraded to reserves that are presented here for the first time.
(p)	Whilst economic and technical studies continue at the Oyu Tolgoi deposits, reserves are presented here for the first time.
(q)	The increase in grade at Cortez is due to the addition of higher grade material from resources together with production depletion of lower grade material.
(r)	Life of mine studies at Eastern Range resulted in development of new pit designs that in turn increased the reserves.
(s)	Life of mine studies at Paraburdoo resulted in transfer of resources that increased the reserves.
(t)	The reduction in reserves at Yandicoogina is the result of production and economic studies.
(u)	Reserves at IOC increased as a result of revised economic studies leading to an enlarging of the optimal pits.
(v)	Molybdenum grades reflect reconciliation of model and plant grades.
(w)	The increase in reserves at the talc operations results from updated models following increased drilling and the application of new economic parameters; this transferred resources to reserves.
(x)	Economic and technical studies at Rössing resulted in revisions of pit shape thus increasing reserves.
(y)	In February 2008 Rio Tinto entered into agreements to sell its interests in Greens Creek and Cortez.

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70	Rio Tinto 2007 Annual report
Operating and financial report

Mineral resources

As required by the Australian Securities Exchange, the following tables contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proved or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future. Where operations are not managed by Rio Tinto the resources are published as received from the managing company.
     Resources are stated as additional to the reserves reported earlier.

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2007 compared with 2006				Rio Tinto
	mining	at end 2007		at end 2007		at end 2007						interest
	method											%
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade

								2007	2006	2007	2006

		millions		millions		millions		millions	millions
BAUXITE		of tonnes	% Al2 O3	of tonnes	% Al2 O3	of tonnes	% Al2 O3	of tonnes	of tonnes	% Al2 O3	% Al2 O3
Gove (Australia) (b)	O/P	37	50.4	43	49.8	3	50.3	83	–	50.1	–	100.0
Sangaredi (Guinea) (b)	O/P	226	51.4	202	48.9	233	48.2	661	–	49.5	–	22.9
Porto Trombetas (MRN) (Brazil) (b)	O/P					444	50.0	444	–	50.0	–	12.0
Weipa (Australia) (b)	O/P	133	48.9	2,086	51.0			2,219	2,114	50.9	51.0	100.0

		millions		millions		millions		millions	millions
BORATES		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
Rio Tinto Minerals – Boron (US)	O/P	5.3				0.1		5.4	5.4			100.0

				Coal resources at end 2007
		Coal type
		(c)		Measured	Indicated	Inferred

				millions	millions	millions		millions	millions
COAL				of tonnes	of tonnes	of tonnes		of tonnes	of tonnes
Chapudi (South Africa) (d)	O/C	SC		90	220	730		1,040	–			59.1
Rio Tinto Coal Australia (Australia)
Bengalla	O/C+U/G	SC		30	81	59		170	170			30.3
Blair Athol (e)	O/C	SC						–	4			71.2
Clermont	O/C	SC		11		4		15	15			50.1
Hail Creek	O/C	MC			117	118		235	235			82.0
Hunter Valley Operations	O/C+U/G	SC+MC		119	575	698		1,392	1,392			75.7
Kestrel	U/G	MC		9				9	–			80.0
Kestrel West	U/G	SC+MC			153			153	165			80.0
Lake Elphinstone	O/C	SC+MC			61	17		78	78			82.0
Maules Creek	O/C+U/G	SC+MC		160	520			680	680			75.7
Mount Pleasant	O/C+U/G	SC+MC		200	218	281		699	699			75.7
Mount Thorley Operations	U/G	SC+MC		30	68	17		115	115			60.6
Oaklands	O/C	SC		480	800			1,280	1,280			75.7
SW Yarraman (f)	O/C	SC						–	111			100.0
Tarong-Kunioon (f)	O/C	SC						–	727			100.0
Tarong-Meandu (f)	O/C	SC						–	335			100.0
Valeria	O/C	SC		200	240			440	440			71.2
Vickery	O/C+U/G	SC+MC		100	200			300	300			75.7
Warkworth	O/C+U/G	SC+MC		104	287	32		423	423			42.1
Winchester South	O/C	SC+MC		90	7			97	97			75.0

Rio Tinto Energy America (US)
Antelope (g)	O/C	SC			73			73	–			100.0
Colowyo (h)	O/C+U/G	SC		159	68	21		248	192			100.0
Decker (i)	O/C	SC		43				43	63			50.0

See notes on page 73

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Rio Tinto 2007 Annual report	71
Operating and financial report

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2007 compared with 2006				Rio Tinto
	mining	at end 2007		at end 2007		at end 2007						interest
	method
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		%

								2007	2006	2007	2006

		millions	grade	millions	grade	millions	grade	millions	millions
COPPER		of tonnes	%Cu	of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu
Bingham Canyon (US)	O/P					9	0.34	9	8	0.34	0.37	100.0
Eagle (US) (j)	U/G			0.3	2.51	0.3	2.19	0.6	4.1	2.34	2.89	100.0
Escondida (Chile) (k)
– sulphide	O/P	1.1	0.69	141	0.80	598	0.83	740	865	0.83	0.85	30.0
– sulphide leach	O/P	37	0.44	447	0.42	3,128	0.47	3,612	4,797	0.47	0.47	30.0
– oxide	O/P					39	0.86	39	14	0.86	1.09	30.0
Grasberg (Indonesia) (l)	O/P+U/G	683	0.59	2,121	0.56	245	0.37	3,049	2,787	0.55	0.53	(l	)
Northparkes (Australia) (m)
– open pit	O/P	8.4	0.55	3.6	0.36			12.0	1.8	0.49	0.64	80.0
– underground	U/G	16	0.82	2.4	0.18			18	26.4	0.79	0.80	80.0
Oyu Tolgoi (Mongolia) (n)
– South Oyu	O/P			189	0.43	267	0.34	456	–	0.38	–	9.9
– Hugo South	U/G					490	1.05	490	–	1.05	–	9.9
– Hugo North	U/G			703	1.82	723	0.97	1426	–	1.39	–	9.9
– Hugo North Extension	U/G			117	1.80	96	1.15	213	–	1.51	–	13.5
Palabora (South Africa) (o)
– stockpiles		7.9	0.31					7.9	16.6	0.31	0.27	57.7

		millions	carats	millions	carats	millions	carats	millions	millions	carats	carats
DIAMONDS		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Argyle (Australia)
AK1 pipe	U/G	40	2.9	26	3.1	9.3	2.0	75	75	2.9	2.8	100.0
Alluvials	O/P	11	0.2	8.0	0.2	9.0	0.2	28	28	0.2	0.2	100.0
Diavik (Canada)	O/P+U/G			4.1	3.1	3.6	3.2	7.7	7.7	3.1	3.0	60.0
Murowa (Zimbabwe)	O/P					1.4	0.4	1.4	1.4	0.4	0.4	77.8

		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Bingham Canyon (US)	O/P					9	0.28	9	8	0.28	0.30	100.0
Cortez/Pipeline (US) (p) (ll)	O/P+U/G	6.8	1.45	62	1.57	18	5.25	87	73	2.30	2.62	40.0
Grasberg (Indonesia) (l)	O/P+U/G	683	0.49	2,121	0.50	245	0.40	3,049	2,787	0.49	0.46	(l	)
Greens Creek (US) (ll)	U/G			0.3	4.54	2.1	4.42	2.4	2.2	4.43	4.55	70.3
Northparkes (Australia) (m)
– open pit	O/P	8.4	0.42	3.6	0.21			12.0	1.8	0.35	0.56	80.0
– underground	U/G	16	0.30	2.4	0.18			18	26.4	0.29	0.25	80.0
Oyu Tolgoi (Mongolia) (n)
– South Oyu	O/P			189	0.27	267	0.23	456	–	0.25	–	9.9
– Hugo South	U/G					490	0.09	490	–	0.09	–	9.9
– Hugo North	U/G			703	0.39	723	0.30	1,426	–	0.34	–	9.9
– Hugo North Extension	U/G			117	0.61	96	0.31	213	–	0.48	–	13.5
Wabu (Indonesia)	O/P					43	2.56	43	43	2.56	2.56	(l	)

See notes on page 73

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72	Rio Tinto 2007 Annual report
Operating and financial report

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2007 compared with 2006				Rio Tinto
	mining	at end 2007		at end 2007		at end 2007						interest
	method											%
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage			Grade

								2007	2006	2007	2006

		millions		millions		millions		millions	millions
IRON ORE		of tonnes	%Fe	of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe
Channar (Australia) (q)	O/P	25	61.9					25	45	61.9	62.0	60.0
Corumbá (Brazil) (r)	O/P	38	64.1	51	63.4	493	62.6	583	429	62.7	62.7	100.0
Eastern Range (Australia) (s)	O/P	10	61.6	5	61.7	15	61.8	30	60	61.7	61.8	54.0
Hamersley (Australia)
– Brockman 2 (t)	O/P	5	62.9			5	62.2	10	5	62.6	62.5	100.0
– Brockman 4 (t)	O/P	15	62.1	15	61.9	5	62.6	35	30	62.1	61.9	100.0
– Hope Downs 1 Marra Mamba (u)	O/P	5	61.8	60	62.1	30	60.2	95	70	61.4	62.0	50.0
– Hope Downs 1 Detritals (u)	O/P					25	59.5	25	70	59.5	59.7	50.0
– Marandoo Marra Mamba	O/P	95	62.0	75	62.3	390	62.5	560	565	62.4	62.3	100.0
– Mt Tom Price high grade (q)	O/P	35	63.2	55	64.1	10	64.5	100	120	63.9	63.9	100.0
– Mt Tom Price low grade	O/P	30	56.8	25	55.2	5	54.8	60	55	55.9	56.0	100.0
– Mt Tom Price Marra Mamba (v)	O/P	15	61.8					15	10	61.8	61.7	100.0
– Nammuldi Detrital (w)	O/P	5	60.4	75	60.7			80	100	60.7	61.1	100.0
– Nammuldi Marra Mamba (x)	O/P	110	62.9	165	62.7			275	220	62.8	62.6	100.0
– Paraburdoo Brockman (y)	O/P	15	62.8			75	63.8	90	125	63.6	63.5	100.0
– Yandicoogina	O/P	290	57.9	355	58.0	30	57.8	675	675	57.9	57.9	100.0
Undeveloped resources (z)
– Hamersley Brockman ore	O/P	40	62.6	1,530	62.5	2,210	62.5	3,780	3,760	62.5	62.5
– Hamersley Brockman Process ore (aa)	O/P	220	57.6	460	57.5	1,105	54.4	1,785	–	55.6	–
– Hope Downs Brockman ore (bb)	O/P			170	61.9	215	62.4	385	290	62.2	61.9
– Hope Downs Brockman Process ore (aa)	O/P			80	56.4	115	57.1	195	–	56.8	–
– Marra Mamba ore	O/P			640	62.3	1,650	62.1	2,290	2,105	62.2	62.4
– Channel Iron deposits (cc)	O/P					1,750	57.0	1,750	875	57.0	57.2
– Detrital deposits (dd)	O/P	5	63.4	140	61.8	90	60.1	235	190	61.2	61.0
Iron Ore Company of Canada (Canada)	O/P	217	65.0	362	65.0	871	65.0	1,449	1,371	65.0	65.0	58.7
Palabora (South Africa) (ee)	O/P			240	55.9			240	–	55.9	–	57.6
Robe River (Australia)
– Pisolite developed resources	O/P	100	56.3	5	57.0	30	56.7	135	130	56.4	56.4	53.0
– Pisolite undeveloped resources	O/P	50	58.9	1,020	58.3	460	57.7	1,530	1,585	58.1	58.3	53.0
– Marra Mamba developed resources (ff)	O/P	65	62.3	125	62.3			190	150	62.3	62.4	53.0
– Marra Mamba undeveloped resources (ff)	O/P			270	61.5	175	59.3	445	355	60.6	61.4	53.0

		millions		millions		millions		millions	millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb
Greens Creek (US) (ll)	U/G			0.3	3.41	2.1	4.00	2.4	2.2	3.92	4.04	70.3

		millions		millions		millions		millions	millions
MOLYBDENUM		of tonnes	%Mo	of tonnes	%Mo	of tonnes	%Mo	of tonnes	of tonnes	%Mo	%Mo
Bingham Canyon (US)	O/P					9	0.039	9	8	0.039	0.043	100.0

		millions		millions		millions		millions	millions
NICKEL		of tonnes	%Ni	of tonnes	%Ni	of tonnes	%Ni	of tonnes	of tonnes	%Ni	%Ni
Eagle (US) (j)	U/G			0.3	2.99	0.3	2.37	0.6	4.1	2.65	3.59	100.0

		millions		millions		millions		millions	millions
POTASH		of tonnes	%KCl	of tonnes	%KCl	of tonnes	%KCl	of tonnes	of tonnes	%KCl	%KCl
Potasio Rio Colorado
(Argentina) (gg)	S/M			360	34.2	677	31.0	1,037	–	32.1	–	100.0

		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Bingham Canyon (US)	O/P					9	1.7	9	8	1.7	2.0	100.0
Grasberg (Indonesia)	O/P+U/G	683	3.5	2,121	3.3	245	1.8	3,049	2,787	3.2	2.9	(l	)
Greens Creek (US) (ll)	U/G			0.3	193	2.1	498	2.4	2.2	458	475	70.3
Wabu (Indonesia)	O/P					43	2.5	43	43	2.5	2.5	(l	)

		millions		millions		millions		millions	millions
TALC		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
Rio Tinto Minerals – talc	O/P+U/G	19		32		29		80	84			100.0
(Europe/N America/Australia)

See notes on page 73

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Rio Tinto 2007 Annual report	73
Operating and financial report

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2007 compared with 2006				Rio Tinto
	mining	at end 2007		at end 2007		at end 2007						interest
	method											%
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade

								2007	2006	2007	2006

		millions		millions		millions		millions	millions
TITANIUM DIOXIDE FEEDSTOCK		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
QIT (Canada)	O/P	4.1						4.1	4.0			100.0
QMM (Madagascar)	D/O	0.3		36.7		1.8		38.8	38.8			80.0
RBM (South Africa) (hh)	D/O			2.9		0.1		3.0	1.3			50.0

		millions		millions		millions		millions	millions
URANIUM		of tonnes	%U3 O8	of tonnes	%U3 O8	of tonnes	%U3 O8	of tonnes	of tonnes	%U3O8	%U3 O8
Energy Resources of Australia (Australia)
– Jabiluka (ii)	U/G	1.2	0.887	13.9	0.520	10.0	0.545	25.1	31.1	0.547	0.528	68.4
– Ranger #3 (jj)	O/P	14.6	0.079	13.5	0.150	14.3	0.131	42.4	31.8	0.119	0.136	68.4
Rössing (Namibia) (kk)	O/P	2.7	0.021	114.9	0.026	73.7	0.020	191.3	572.8	0.023	0.026	68.6

		millions		millions		millions		millions	millions
ZINC		of tonnes	%Zn	of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn
Greens Creek (US) (ll)	U/G			0.3	7.94	2.1	10.46	2.4	2.2	10.12	10.35	70.3

Notes
(a)	Likely mining method: O/P = open pit; O/C = open cut; U/G = underground; D/O = dredging operation; S/M = solution mining
(b)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007 and resources are presented here for the first time. The Weipa deposit includes the resource for Ely as the deposit is contiguous.
Rio Tinto has an 80 per cent interest in the Awaso mine in Ghana but the resource estimate is still under review.
(c)	Coal type: SC = steam/thermal coal, MC = metallurgical/coking coal.
(d)	Following completion of technical and econmic studies the resources at Chapudi are presented here for the first time.
(e)	All resources at Blair Athol were upgraded to reserves.
(f)	Contracts have been signed for the sale of the Tarong Meandu, Kunioon and SW Yarraman properties with transfer being effected on 31 January 2008.
(g)	Resources at Antelope increased as a result of further drilling and mine planning studies.
(h)	Resources at Colowyo were increased following the acquisition of the Collom lease.
(i)	Resources at Decker were reduced following a boundary re-evaluation.
(j)	Following completion of economic and technical studies at the Eagle project resources were largely upgraded to reserves.
(k)	Reporting for Escondida and Escondida Norte is combined for 2007. The decrease in resources result from conversion to reserves and a change in economic parameters.
(l)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in resources discovered after 31 December 1994. The increase in resources results from the recategorisation of some reserve material.
(m)	Following completion of a feasibility study, additional material was identified at Northparkes for open pit mining resulting in an increase in resources. Transfer of resources to reserves resulted in a decrease of underground resources.
(n)	Whilst economic and technical studies continue at the Oyu Tolgoi deposits, resources are presented here for the first time.
(o)	Stockpiles at Palabora decreased as the material was transferred for processing.
(p)	The increase in resources at Cortez resulted from inclusion of additional material from the underground study area.
(q)	Resources at Channar and Mt Tom Price (HG) have decreased as a result of the develpoment of a new resource model and subsequent conversion of resources to reserves.
(r)	Resources at Corumbá have increased mainly as a result of the re-evaluation of resources in lease extensions.
(s)	Resources at Eastern Range have decreased as a result of new pit designs converting resources to reserves.
(t)	Resources at Brockman 2 and Brockman 4 have increased as a result of the development of new resource models incorporating results from additional drilling.
(u)	Additional drilling and re-modelling was completed for Hope Downs in 2007 resulting in new resource models and some reclassification of material.
(v)	Resources of Marra Mamba ore at Mt Tom Price have increased following the transfer of material from reserves.
(w)	Detrital iron ore resources at Nammuldi have decreased as a result of the development of new resource models incorporating results from additional drilling.
(x)	Marra Mamba iron ore resources at Nammuldi have increased as a result of the development of new resource models incorporating results from additional drilling.
(y)	Resources at Paraburdoo have been divided into Brockman and Marra Mamba ore types for the first time in 2007. Decreases are due to new pit designs converting all Marra Mamba resources to reserves and additional Brockman resources to reserves.
(z)	Resources in this category consist of 36 separate deposits, 20 of which are wholly owned by Hamersley Iron. The previously included Shovelanna resource held by the Rhodes Ridge Joint Venture (RRJV) has been removed pending resolution of a dispute over tenure. The resource is the subject of mining lease applications by the RRJV. An external party has sought High Court leave to appeal the decision of the Western Australian Court of Appeal upholding the Minister for Resource’s decision under the Western Australian Mining Act to terminate that party’s earlier exploration licence applications. As at 6 February 2008, the leave application will be heard on a date to be set by the High Court.
(aa)	Brockman Process ore is reported for the first time in 2007. This low grade material is derived from currently reported high grade resources these are not new deposits or extensions, but are contained within the mineralisation envelope that defines the high grade areas and are now economic. All material is reported as in-situ.
(bb)	The increase in resources is derived from Hope Downs 4 and results from signifcant additional drilling, re-interpretation and re-estimation.
(cc)	The increase in Hamersley Channel Iron Deposit resources results from the reporting of the Caliwingina North deposit for the first time in 2007.
(dd)	The increase in Detrital Iron Deposit resources results from the reporting of new deposits for the first time in 2007 and re-evaluation of existing resources.
(ee)	The magnetite stockpile resource at Palabora is reported for the first time following completion of economic studies.
(ff)	The inclusion of high grade hydrated material increased resources for the Robe River Marra Mamba deposits.
(gg)	Following completion of technical and economic studies the resource at Potasio Rio Colorado is reported for the first time. The resource is shown as estimated recoverable tonnes of material.
(hh)	The introduction of tailings and stockpile material increased the resources at RBM.
(ii)	Revision of the geological and resource model resulted in a decrease of resources at Jabiluka.
(jj)	Additional resources at Ranger result from additional drilling and an updated Resource model plus additions to the low grade stockpiles
(kk)	A review of the evaluation methodology resulted in a net reduction in the resources at Rössing.
(ll)	In February 2008 Rio Tinto entered into agreements to sell its interests in Greens Creek and Cortez.

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74	Rio Tinto 2007 Annual report
Operating and financial report

Group mines

Mine	Location	Access	Title/lease

RIO TINTO ALCAN

CBG Sangaredi	Conakry, Guinea	Road and air	Lease expires in 2038

Ely	Weipa, Queensland, Australia	Road and air	Alcan Queensland Pty. Limited Agreement Act 1965 expires in 2048 with 21 year right of renewal with a two year notice period

GBC Awaso	Awaso, Ghana	Road	Lease expires in 2022, renewable in 25 year periods

Gove	Gove, Northern Territory, Australia	Road, air and port	100% Leasehold (held in trust by the Commonwealth on behalf of the Traditional Owners until end of mine life)

Porto Trombetas (MRN)	Porto Trombetas, Brazil	Air or port	Mineral rights granted for undetermined period

Weipa	Weipa, Queensland, Australia	Road, air and port	Queensland Government lease expires in 2041 with option of 21 year extension, then two years’ notice of termination

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso	Rights conferred by Government under Chilean Mining Code

Grasberg joint venture (40%)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with option of two ten year extensions

Kennecott Minerals	Nevada, US	Road	Patented and unpatented mining claims
Cortez/Pipeline (40%)

Kennecott Minerals	Alaska, US	Port	Patented and unpatented mining claims
Greens Creek (70%)

Kennecott Utah Copper	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned
Bingham Canyon

Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	State Government mining lease issued in 1991 for 21 years

Palabora (58%)	Phalaborwa, Limpopo Province, South Africa	Road and rail	Lease from South African Government until deposits exhausted. Base metal claims owned by Palabora

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Rio Tinto 2007 Annual report	75
Operating and financial report

History	Type of mine	Power source

Bauxite mining commenced in 1973. Shareholders are 51% Halco and 49% Guinea. Alcan holds 45% of Halco since 2004 and off-takes 45%. Current annual capacity is 13 million tonnes	Open cut	On site generation (fuel oil).

Discovered in 1957; 100% secured in 1965. In 1997, Ely Bauxite Mining Project Agreement signed with the local Aboriginal land owners. Bauxite Mining and Exchange Agreement signed in 1998 with Comalco to allow for extraction of the ore by Comalco. Mining commenced in 2006, first ore extracted in 2007		Supplied by Weipa

Bauxite mining commenced in 1940 (100% British Aluminium). From 1974 to 1997, Ghana held 55%, Alcan 45%; since 1998 Alcan 80% Ghana 20%. Annual capacity is one million tonnes, currently limited to 750,000 tonnes by rail infrastructure	Open cut	Electricity grid with on site generation back up

Bauxite mining commenced in 1970 feeding both the Gove refinery and export market capped at two million tonnes per annum. Bauxite export ceased in 2006 with feed intended for the expanded Gove Refinery. Current production capacity about ten million tonnes per annum with mine life estimated to 2025	Open cut	Central power station located at the Gove refinery

In June 1974, an agreement was signed between the shareholders of Mineração Rio do Norte S.A, consisting at that time of the following companies: CVRD (41%), Alcan Aluminum Limited (19%), CB-Votorantim (10%), Reynolds Alumínio do Brasil Ltda (5%), Norsk Hydro a.s. (5%), Mineração Rio Xingu Ltda (5%), A/S Aaardal og Sunndal Verk (5%), Instituto Nacional de Industria (5%) and Rio Tinto Zinc do Brasil Ltda (5%). Mineral extraction commenced in April 1979. Initial production capacity 3.4 million tonnes annually. From October 2003, production capacity up to 16.3 million tonnes per year. Capital structure currently: Vale (40%), BHP-Billiton (14.8%), Rio Tinto Alcan (12%), CBA (10%), Alcoa/Abalco (18.2%) and Hydro (5%). Production 17.8 million tonnes of wet and dry bauxite annually	Open cut	On site generation (heavy oil, diesel)

Bauxite mining commenced in 1961. Major upgrade completed in 1998. Rio Tinto interest increased from 72.4% to 100% in 2000. In 2004 a mine expansion was completed that has lifted annual capacity to 16.5 million tonnes. Mining commenced on the adjacent Ely mining lease in 2006, in accordance with the 1998 agreement with Alcan. A second shiploader that increases the shipping capability of the Weipa operation was commissioned in 2006	Open cut	On site generation; new power station commissioned in 2006

Production started in 1990 and expanded in phases to 2002 when the new concentrator was completed; production from Norte commenced in 2005 and the sulphide leach produced the first cathode during 2006	Open pit	Supplied from SING grid under various contracts with Norgener, Gas Atacama and Edelnor

Joint venture interest acquired in 1995. Capacity expanded to over 200,000 tonnes of ore per day in 1998 with addition of underground production of more than 35,000 tonnes per day in 2003, with an expansion to a sustained rate of 50,000 tonnes per day by mid 2007	Open pit and underground	Long term contract with US-Indonesian consortium operated, purpose built, coal fired generating station

Gold production started at Cortez in 1969; at Pipeline deposit in 1997; Cortez Hills was approved in 2005	Open pit	Public utility

Redeveloped in 1997	Underground/drift and fill	On site diesel generators

Interest acquired in 1989. Modernisation includes smelter complex and expanded tailings dam	Open pit	On site generation supplemented by long term contracts with Utah Power and Light

Production started in 1995; interest acquired in 2000	Open pit and underground	Supplied from State grid

Development of 20 year underground mine commenced in 1996 with open pit closure in 2003	Underground	Supplied by ESKOM via grid network

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76	Rio Tinto 2007 Annual report
Operating and financial report

Mine	Location	Access	Title/lease

DIAMONDS

Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981-1983; lease extended for 21 years from 2004

Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian federal government expiring in 2017 and 2018

Murowa (78%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases

ENERGY

Energy Resources of Australia (68%) Ranger	Northern Territory, Australia	Road	Leases granted by State

Rio Tinto Coal Australia	New South Wales and Queensland,	Road, rail, conveyor and port	Leases granted by State
Bengalla (30%)	Australia
Blair Athol (71%)
Hail Creek (82%)
Hunter Valley Operations (76%)
Kestrel (80%)
Mount Thorley Operations (61%)
Warkworth (42%)

Rio Tinto Energy America	Wyoming, Montana and Colorado, US	Rail and road	Leases from US and State Governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes
Antelope
Colowyo (20%)
Cordero Rojo
Decker (50%)
Jacobs Ranch
Spring Creek

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease

INDUSTRIAL MINERALS

Rio Tinto Minerals – Boron	California, US	Road, rail and port	Owned

Rio Tinto Minerals – salt (68.4%)	Dampier, Lake MacLeod and Port Hedland, Western Australia	Road and port	State agreements (mining leases) expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case

Rio Tinto Minerals – talc	Trimouns, France (other smaller operations in Australia, Europe and North America)	Road and rail	Owner of ground (orebody) and long term lease agreement to 2012

QIT-Fer et Titane	The Saguenay, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner

Richards Bay Minerals (50%)	Richards Bay, KwaZulu-Natal, South Africa	Rail, road and port	Long term renewable mineral leases; State lease for Reserve 4 initially runs to the end of 2022; Ingonyama Trust lease for Reserve 10 runs to 2010. Both mineral leases are required to be converted to new order mining rights by 30 April 2009 in terms of South African legislation. An application for conversion was made in 2006 for the Ingonyama Trust mineral lease, and an application will be made by mid 2008 for the conversion of the State mineral lease

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Rio Tinto 2007 Annual report	77
Operating and financial report

History	Type of mine	Power source

Interest increased from 59.7% following purchase of Ashton Mining in 2000. Underground mine project approved in 2005 to extend mine life to 2018	Open pit to underground in future	Long term contract with Ord Hydro Consortium and on site generation backup

Deposits discovered 1994-1995. Construction approved 2000. Diamond production started 2003. Second dike closed off in 2005 for mining of additional orebody	Open pit to underground in future	On site diesel generators; installed capacity 27MW with an upgrade under way

Discovered in 1997. Small scale production started in 2004	Open pit	Supplied by ZESA with diesel generator backup

Mining commenced in 1981. Interest acquired through North in 2000. Life of mine extension to 2020 announced in 2007	Open pit	On site diesel/steam power generation

Peabody Australian interests acquired in 2001. Production started for export at Blair Athol and adjacent power station at Tarong in 1984. Kestrel acquired and recommissioned in 1999. Hail Creek started in 2003	Open cut and underground (Kestrel)	State owned grid

Antelope, Spring Creek, Decker and Cordero acquired in 1993, Colowyo in 1995, Caballo Rojo in 1997, Jacobs Ranch in 1998 and West Antelope in 2004	Open cut	Supplied by IPPs and Cooperatives through national grid service

Production began in 1978. Life of mine extension to 2016 approved in 2005	Open pit	Namibian National Power

Deposit discovered in 1925, acquired by Rio Tinto in 1967	Open pit	On site co-generation units

Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired i n 1978 as an operating field. Port Hedland was acquired in 2001 as an operating field	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Pty Ltd; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Production started in 1885; acquired in 1988. (Australian mine acquired in 2001)	Open pit	Supplied by Atel and on site generation units. Australian mine power supplied by Western Power

Production started in 1950; interest acquired in 1989	Open pit	Long term contract with Hydro-Quebec

Production started in 1977; interest acquired in 1989. Fifth dredge commissioned in 2000	Beach sand dredging	Contract with ESKOM

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78	Rio Tinto 2007 Annual report
Operating and financial report

Mine	Location	Access	Title/lease

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Nammuldi Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Hamersley Ranges, Western Australia	Railway and port (owned by Hamersley Iron and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

Hope Downs Joint Venture (50% mine, 100% infrastructure)	Pilbara region, Western Australia	Railway owned and operated by Rio Tinto	Agreements for life of mine with Government of Western Australia

Iron Ore Company of Canada (59%)	Labrador City, Province of Newfoundland and Labrador	Railway and port facilities in Sept-Iles, Quebec (owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Income Fund which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022

Rio Tinto Brasil Corumbá	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undetermined period

Robe River Iron Associates (53%) Mesa J West Angelas	Pilbara region, Western Australia	Railway and port (owned by Robe River and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

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Rio Tinto 2007 Annual report	79
Operating and financial report

History	Type of mine	Power source

Annual capacity increased to 68 million tonnes during 1990s. Yandicoogina first ore shipped in 1999 and port capacity increased. Eastern Range first shipped ore in 2004	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Joint venture venture between Rio Tinto and Hancock Prospecting Pty Limited. Construction of Stage 1 to 22 million tonnes per annum commenced April 2006 and first production occurred November 2007. Stage 2 to 30 million tonnes per annum has been approved and is forecast to be completed by Q1 2009	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Current operation began in 1962 and has processed over one billion tonnes of crude ore since. Annual capacity now 17.5 million tonnes of concentrate of which 13.5 million tonnes can be pelletised Interest acquired in 2000 through North acquisition	Open pit	Supplied by Newfoundland Hydro under long term contract

Iron ore production started in 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

First shipment in 1972. Annual sales reached 30 million tonnes in late 1990s. Interest acquired in 2000 through North acquisition. West Angelas first ore shipped in 2002 and mine expanded in 2005	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

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80	Rio Tinto 2007 Annual report
Operating and financial report

Group smelters and refineries

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of December 31, 2007

RIO TINTO ALCAN

Alma	Alma, Quebec, Canada	100% Freehold	Aluminium smelter producing	415,000 tonnes per year
			aluminium rod, t-foundry, sow,	aluminium
molten metal

Alouette (40%)	Sept-Iles, Quebec,	100% Freehold	Aluminium smelter producing	572,000 tonnes per year
	Canada		aluminium ingot, sow	aluminium

Alucam (46.7%)	Edea, Cameroon	100% Freehold	Aluminium smelter producing	100,000 tonnes per year
			aluminium slab, ingot	aluminium

Anglesey (51%)	Anglesey, Wales, UK	100% Freehold	Aluminium smelter producing	145,000 tonnes per year
			aluminium billet, block, sow	aluminium

Arvida	Arvida, Quebec,	100% Freehold	Aluminium smelter producing	166,000 tonnes per year
	Canada		aluminium billet, molten metal	aluminium

Beauharnois	Beauharnois, Quebec,	100% Freehold	Aluminium smelter producing	52,000 tonnes per year
	Canada		aluminium ingot foundry	aluminium

Becancour (25%)	Becancour, Quebec,	100% Freehold	Aluminium smelter producing	404,000 tonnes per year
	Canada		aluminium billet, slab,	aluminium
t-foundry, t-bar

Bell Bay	Bell Bay, Northern	100% Freehold	Aluminium smelter producing	178,000 tonnes per year
	Tasmania, Australia		aluminium ingot, block, t-bar	aluminium

Boyne Island Smelters	Boyne Island,	100% Freehold	Aluminium smelter producing	545,000 tonnes per year
(59%)	Queensland, Australia		aluminium ingot, billet, t-bar	aluminium

Dunkerque	Dunkerque, France	100% Freehold	Aluminium smelter producing	259,000 tonnes per year
			aluminium slab, t-foundry, t-bar	aluminium

Gardanne	Gardanne, France	100% Freehold	Refinery producing specialty	635,000 tonnes per year
			aluminas	specialty aluminas
(including 133 000 tonnes
of smelter grade aluminas)

Gove	Gove, Northern	100% Leasehold.	Refinery producing alumina	2,000,000 tonnes per year
	Territory, Australia	(Commonwealth land held		alumina
in trust on behalf of
Traditional Owners).
Numerous lots with varying
expiry dates starting 2011

La Grande-Baie	Grande-Baie, Quebec,	100% Freehold	Aluminium smelter producing	207,000 tonnes per year
	Canada		aluminium slab, sow, molten	aluminium
metal

ISAL	Reykjavik, Iceland	100% Freehold	Aluminium smelter producing	179,000 tonnes per year
			aluminium slab, t-bar	aluminium

Kitimat	Kitimat, British	100% Freehold	Aluminium smelter producing	277,000 tonnes per year
	Columbia, Canada		aluminium billet, slab, ingot	aluminium

Laterriere	Laterriere, Quebec,	100% Freehold	Aluminium smelter producing	228,000 tonnes per year
	Canada		aluminium slab, t-bar, molten	aluminium
metal

Lochaber	Fort William,	100% Freehold	Aluminium smelter producing	43,000 tonnes per year
	Scotland, UK		aluminium slab, t-bar	aluminium

Lynemouth	Lynemouth,	100% Freehold	Aluminium smelter producing	178,000 tonnes per year
	Northumberland, UK		aluminium slab, t-bar	aluminium

Ningxia (50%)	Qingtongxia, China	100% Freehold	Aluminium smelter producing	152,000 tonnes per year
			aluminium ingot	aluminium

Queensland Alumina	Gladstone, Queensland,	73.3% Freehold.	Refinery producing alumina	3,953,000 tonnes per year
(80%)	Australia	26.7% Leasehold (of which		alumina
more than 80% expires in
2026 and after)

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Rio Tinto 2007 Annual report	81
Operating and financial report

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of
December 31, 2007

RIO TINTO ALCAN CONTINUED

Sao Luis (Alumar)	Sao Luis, Maranhao,	100% Freehold	Refinery producing alumina	140,000 tonnes per year
(10%)	Brazil			(10%) of alumina which
will increase to 350,000
tonnes per year after
expansion in 2009

St-Jean-de-Maurienne	St-Jean-de-Maurienne,	100% Freehold	Aluminium smelter producing	135,000 tonnes per year
	France		aluminium slab, rod	aluminium

Sebree	Kentucky, US	100% Freehold	Aluminium smelter producing	196,000 tonnes per year
			aluminium billet, ingot	aluminium
foundry, t-bar

Shawinigan	Shawinigan, Quebec,	100% Freehold	Aluminium smelter producing	99,000 tonnes per year
	Canada		aluminium billet, sow	aluminium

SORAL	Husnes, Norway	100% Freehold	Aluminium smelter producing	164,000 tonnes per year
(50%)			aluminium billet	aluminium

Tiwai Point (New	Invercargill,	19.6% Freehold.	Aluminium smelter producing	352,000 tonnes per year
Zealand Aluminium	Southland,	80.4% Leasehold (expiring	aluminium ingot, billet, t-bar	aluminium
Smelters) (79%)	New Zealand	in 2029 and use of certain
Crown land)

Tomago (51.6%)	Tomago, New South	100% Freehold	Aluminium smelter producing	520,000 tonnes per year
	Wales, Australia		aluminium billet, slab, ingot	aluminium

Vaudreuil (Jonquiere)	Quebec, Canada	100% Freehold	Refinery producing alumina	1,300,000 tonnes per year
alumina

Yarwun	Gladstone, Queensland,	97% Freehold.	Refinery producing alumina	1,400,000 tonnes per year
	Australia	3% Leasehold (expiring		alumina
in 2101 and after)

COPPER GROUP

Kennecott Utah	Magna, Salt Lake City,	100% Freehold	Flash smelting furnace/Flash	335,000 tonnes per year
Copper	Utah, US		convertor furnace copper refinery	refined copper

Palabora (58%)	Phalaborwa, South	100% Freehold	Reverberatory Pierce Smith	130,000 tonnes per year
	Africa		copper refinery	refined copper

INDUSTRIAL MINERALS

Boron	California, US	100% Freehold	Borates refinery	565,000 tonnes per year
boric oxide

QIT-Fer et Titane	Sorel-Tracy, Quebec,	100% Freehold	Ilmenite smelter	1,100,000 tonnes per year
Sorel Plant	Canada			titanium dioxide slag,
900,000 tonnes per year
iron

Richards Bay Minerals	Richards Bay, South	100% Freehold	Ilmenite smelter	1,060,000 tonnes per year
(50%)	Africa			titanium dioxide slag

IRON ORE GROUP

HIsmelt® (60%)	Kwinana, Western	100% Leasehold (expiring in	HIsmelt® ironmaking plant	800,000 tonnes per year
	Australia	2010 with rights of renewal	producing pig iron	pig iron
for further 25 year terms)

IOC Pellet Plant (59%)	Labrador City,	100% Leaseholds (expiring	Pellet induration furnaces	13,500,000 tonnes per
	Newfoundland, Canada	in 2020, 2022 and 2025	producing multiple iron ore	year pellet
		with rights of renewal for	pellet types
further terms of 30 years)

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82	Rio Tinto 2007 Annual report
Operating and financial report

Group power plants

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of
December 31, 2007

RIO TINTO ALCAN

Daba Power Plant	Qingtongxia, China	100% Freehold	Thermal power station	1,200 megawatts
(21.8%)

Gladstone Power	Gladstone, Queensland,	100% Freehold	Thermal power station	1,680 megawatts
Station (42%)	Australia

Highlands Power	Lochaber, Kinlochleven,	100% Freehold	Hydro-electric power	80 megawatts
Stations	UK

Lynemouth Power	Lynemouth, UK	100% Freehold	Thermal power station	420 megawatts
Station

Kemano Power Plant	Kemano, British	100% Freehold	Hydro-electric power	896 megawatts
Columbia,
Canada

Quebec Power	The Saguenay, Quebec,	100% Freehold	Hydro-electric power	2,687 megawatts
Stations	Canada.
(Chute-a-Caron, Chute
a la Savanne, Chute-
des-Passes, Chute du
Diable, Isle-Maligne,
Shipshaw)

Vigelands Power	Nr Kristiansand,	100% Freehold	Hydro-electric power	26 megawatts
Station	Norway

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Rio Tinto 2007 Annual report	83
Sustainable development review

Sustainable development review

Mining is a long term, capital intensive business in which assets are often situated in remote locations and can last for 30 years or more. This extended timescale means that, if we are to deliver financial returns to local communities, host governments and our shareholders, we need economic, environmental and social stability and strong governance.
     Starting with the pioneering work of former Rio Tinto chairman Sir Robert Wilson, a focus on sustainable development has become an integral part of the way in which Rio Tinto conducts its business. This is reflected throughout the Group, from explicit recognition of the value of sustainable development in The way we work and regular references to the benefits of sustainable development in statements by our chairman Paul Skinner and chief executive Tom Albanese; to implicit recognition of sustainable development thinking in the way we make decisions about finding, acquiring, developing, and operating assets around the world.
     This year we have integrated the annual Sustainable development review with the Annual report and financial statements. This change allows us to reach a wider audience and improve links between corporate, local and economic issues. A full account of our 2007 economic, social, environmental and governance programmes and performance is available in the sustainable development section of the Rio Tinto website: www.riotinto.com/ourapproach/ sustainabledevelopment.asp

Business case for sustainable development
We are committed to contributing to sustainable development. Not just because it is right to safeguard the health of the planet for future generations, but because it also makes sound business sense.
By earning a good reputation for our care of the environment and contribution to social improvement and the economic conditions of local communities within a strong governance structure, we gain improved access to land, people and capital, the three critical resources on which our business success is built.
We believe this yields a range of long term benefits such as:
•	better return for our shareholders;
•	improved management of risks;
•	reduction in our operating costs;
•	greater business opportunities;
•	attracting and retaining high calibre employees;
•	maintaining or improving the value and quality of our products but with less impact on the environment; and
•	better development opportunities for and relations with local communities.
All of these factors help differentiate Rio Tinto from its competitors and contribute to our goal of being the undisputed sector leader in maximising value for our stakeholders.
The business case for sustainable development was demonstrated earlier this year at our Mesa A/Waramboo iron ore project in Australia. As part of our biodiversity baseline assessment for the project area a number of new species of rare air breathing subterranean invertebrates (troglofauna) were discovered by Rio Tinto. This discovery could have stopped the project from proceeding. However, building on our biodiversity management framework, additional research was conducted and an enlarged mine exclusion zone was developed to protect these species. Rio Tinto’s revised plans were endorsed by the Western Australia Environmental Protection Agency, allowing the project to proceed to the next phase.

Reporting boundaries
Rio Tinto and Alcan data is presented side-by-side where possible. In many cases data is not directly comparable due to differences in definitions. Moving forward, former Alcan operations will adopt Rio Tinto definitions and consolidated data will be presented from 2008.
     Rio Tinto data is reported for calendar years and, unless otherwise stated, represents 100 per cent of the parameter at each managed operation, even though Rio Tinto may have only partial ownership. Information on our data definitions can be found in our online report.

     Alcan data is also reported for calendar years and represents 100 per cent of the parameter at each operation that was managed by Alcan, with the exception of greenhouse gas emission and energy use data, which are presented on an equity share basis.
     Rio Tinto reports in line with the Global Reporting Initiative (GRI) G3 guidelines. Accordingly, we use a materiality assessment to select what information should be included in our report. Please see our online report for further details. We declare that our web based GRI report is aligned with Application Level A+.
     Our business units and exploration group also produce their own local sustainable development reports. These 2007 reports will be available on the Rio Tinto website from the end of April 2008.

Managing sustainable development
We believe that making a contribution to sustainable development should be integrated into all aspects of our business and that a structured framework is needed to ensure that we accomplish this goal.
     Our sustainable development policy is laid down by the board of directors in The way we work and applies across the Group to drive our business culture. The board committee on social and environmental accountability ensures that we have the policies, standards, systems and people in place to meet our social and environmental commitments and that our businesses, projects, operations and products are developed and implemented in line with our commitment to sustainable development.
     Rio Tinto is a founding member of the International Council on Mining and Metals (ICMM), a body that provides sustainable development leadership for the industry. As a member of the ICMM, we are committed to superior business practices in sustainable development, implementing the sustainable development framework and complying with their policy statements.
     To help explain the concepts of sustainable development, both to existing employees and newcomers, we continue to use training and awareness raising tools throughout the Group. This includes an e-learning programme for managers called Chronos, developed by the World Business Council for Sustainable Development and Cambridge University in the UK. By the end of 2007 more than 2,000 managers had signed up to the programme.
     In 2007 we started implementing our “mine of the future” project in Western Australia to demonstrate better ways of mining through automation and remote operations. Key building blocks for automated mine to port iron ore operations are currently being commissioned. These include controlling mining from a remote centre 1,300 kilometres away in Perth; using driverless trains to carry ore; introducing a driverless ‘intelligent’ truck fleet and remote control production drills. We aim to be the leader in integrated and automated mining and transport in the Pilbara, decreasing the footprint required for infrastructure and leading to greater efficiency, lower production costs and more attractive working conditions that will help recruit and retain staff in the highly competitive labour market Rio Tinto’s demonstrated values in contributing to sustainable development are matched by those of Alcan. This is greatly assisting in the integration of the two businesses. Alcan was also a leader in combating climate change by reducing greenhouse gas emissions from its aluminium smelting operations. It developed the most advanced smelting technology in the industry and has significant access to low carbon footprint hydro-electric power. Rio Tinto Alcan is building a US$180 million facility to recycle spent potliners used in the aluminium smelting process. This promises to provide a long term solution to one of the environmental problems associated with aluminium smelting.

External recognition
In 2007, Rio Tinto was listed on the FTSE4Good and Dow Jones Sustainability World Indexes. We achieved platinum ratings on the Business in the Community’s Corporate Responsibility, Environment and Community indexes and also achieved the maximum score on the Climate Disclosure Leadership Index. We were again rated highest in the metals, mining and steel sector.

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Goals and targets
Rio Tinto	Results	2007 performance comment	Trend

Environment targets

A 4% reduction in total greenhouse gas emissions, per tonne of product, between 2003 and 2008		0.7% decrease in greenhouse gas emissions per tonne of product compared to 2003
A 5% reduction in energy used, per tonne of product, between 2003 and 2008		0.7% decrease in energy used per tonne of product compared to 2003
A 10% reduction in freshwater withdrawn, per tonne of product, between 2003 and 2008		4.1% decrease in freshwater withdrawn per tonne of product compared to 2003

Safety targets

Zero fatalities		Three contractors were fatally injured at Rio Tinto managed sites. One metal merchant was fatally injured at an Alcan Engineered Products site in December

A 50% reduction in the lost time injury frequency rate (LTIFR) between 2003 and 2008		43% improvement in LTIFR compared to 2003
A 50% reduction in the all injury frequency rate (AIFR) between 2003 and 2008		40% improvement in AIFR compared to 2003

Health targets

A 40% reduction in the rate of new cases of occupational illness (per 10,000 employees) between 2004 and 2008		81% decrease in new cases of occupational illness per 10,000 employees compared to 2004

A 20% reduction in number of employees (per 10,000 employees) exposed to a noise environment in the workplace of more than 85 decibels between 2004 and 2008		5.8% decrease in employees (per 10,000) exposed to more than 85 decibels in the workplace

Employment goals

Increase the representation of women in senior management to 20% by 2009		7% of current senior management and 22 per cent of identified “future leaders” are women

Increase the proportion of women in the graduate intake by 50% from a 2004 baseline		50% increase in the proportion of women in the graduate intake compared to 2004.

Community relations targets

Site managed assessments (SMA) completed at all high risk sites by end of 2008, or within two years of acquisition[1]		7 of 18 high risk SMAs were commenced or completed in 2007

Human rights and political involvement targets

No breaches of Rio Tinto’s policies for human rights and political involvement		No reported breaches of our policies in 2007

Alcan	Results	2007 performance comment	Trend

Environment targets

All new sites (acquired or commissioned) required to be ISO 14001 certified within two years		All sites acquired prior to 2005 are ISO 14001 certified

A 10% reduction in on-site greenhouse gas emissions, per tonne of product, between 2005 and 2010		4% reduction in on-site greenhouse gas emission per tonne of product compared to 2005

Safety targets

All new sites (acquired or commissioned) required to be OHSAS 18001 certified within two years		All sites acquired prior to 2005 are OHSAS 18001 certified

Recordable case rate of 1.06 per 200,000 hours worked		0.82 recordable case rate, a 29 per cent improvement from 2006
Lost time injury/illness case rate of 0.26 per 200,000 hours worked		0.28 lost time injury/illness rate, a 28 per cent improvement from 2006
Serious injury case rate of 0.21 per 1,000,000 hours worked		0.23 serious injury case rate, no change from 2006

[1] Target changed in 2007 to reflect a risk based approach to SMA scheduling

Key
Target met or significant progress	Positive trend

Considerable improvement	Results variable over time

Target not met or behind Group trajectory	Negative trend

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Performance data	2005			2006			2007

	Rio		Alcan	Rio		Alcan	Rio	Alcan
	Tinto		Inc.	Tinto		Inc.	Tinto	Inc.

Environment
Environmental Management System (EMS) certification (% operations)	90%		100%	95%		100%	100%	100%
Significant environmental incidents	8		0	8		15	9	9
Significant spills[1]	2		–	2	*	–	2	–
Fines and prosecutions – Environment (US$ ‘000)	67.9		–	56.8		–	9.6	–
Energy use (Petajoules)[2]	246	*	281	257	*	277	266	270
Greenhouse gas emissions – on-site (million tonnes CO2 equivalent)[2]	14.1		20.6	15.2	*	19.8	15.6	19.1
Greenhouse gas emissions – total (million tonnes CO2 equivalent)[2]	26.7	*	30.6	28.3		29.5	28.3	27.8
Freshwater input (billion litres)	–		210	–		200	–	190
Freshwater withdrawal (billion litres)	370		–	392	*	–	411	–
Land disturbed (hectares)	1,083		136	1,112		167	1,154	104
Land rehabilitated (hectares)	376		42	401		182	418	58
Waste generation – mineral (million tonnes)	1,752		3.3	1,871		3.1	1,904	3.2
Waste generation – non mineral (million tonnes)	0.31		1.04	0.33		1.05	0.29	1.09

Social
Employees (average)	32,000		63,000	35,000		65,000	39,000	67,000
Fatalities	2		0	3		2	3	1
Lost time injury frequency rate (LTIFR) (per 200,000 hours worked)[3]	0.57	*	–	0.49	*	–	0.42	–
All injury frequency rate (AIFR) (per 200,000 hours worked)[3]	1.35		–	1.10		–	0.97	–
Lost time injury/illness case rate (LTII) (per 200,000 hours worked)[4]	–		0.54	–		0.39	–	0.28
Recordable case rate (RCR) (per 200,000 hours worked)[4]	–		1.51	–		1.16	–	0.82
Fines and prosecutions – safety (US$ ‘000)	87.9		–	34.8		–	118.1	–
New cases of occupational illness (per 10,000 employees)	47	*	–	32		–	20	–
Total occupational illness case rate (per 200,000 hours worked)	–		–	–		1.1	–	1.2
Fines and prosecutions – health (US$ ‘000)	58.1		–	3		–	0.1	–
Community contributions (US$ million)	93		–	96		–	107	–

Economic[5]
Gross sales revenue (US$ billion)	20.7		–	25.4		–	33.5	–
Underlying earnings (US$ billion)	5.0		–	7.3		–	7.4	–
Cash flow from operations (US$ billion)	8.3		–	10.9	*	–	12.6	–
Dividends paid to shareholders (US$ billion)	1.1		–	2.6		–	1.5	–
Demand for materials, facilities and services (US$ billion)	8.0		–	11.0		–	16.3	–
Capital expenditure (US$ billion)	2.5		–	4.0	*	–	5.0	–
Wages and salaries paid (US$ billion)	2.3		–	2.7		–	4.2	–
Taxes and royalties charged (US$ billion)	3.1		–	4.2		–	4.2	–
Total value added (US$ billion)	12.7		–	14.4		–	17.2	–

*	Numbers corrected from those originally published following data verification
[1]	Significant spills are incidents which were of a nature to impact the environment or may have concerned local communities
[2]	Alcan energy use and greenhouse gas emission data is calculated on an equity share rather than on a management control basis
[3]	Hours used in injury frequency rate calculations are based on reasonable estimates
[4]	Alcan safety data is not comparable with Rio Tinto’s due to differences in data definitions related to restricted work day injuries and contractor statistics
[5]	Economic data includes contributions from the former Alcan operations during the 69 day post-acquisition period in 2007
–	Indicates the parameter is not applicable or data is not available

ENVIRONMENT
Respect for the environment is central to Rio Tinto’s approach to sustainable development. Unless we operate responsibly and can demonstrate leadership in all aspects of exploring, mining, processing, transporting and marketing we are unlikely to be given the ready access we need to people, capital and land. In this regard, we want Rio Tinto to be viewed as the public’s preferred developer –from exploration right through to mine closure.
We have devised and implemented a number of practical programmes covering the management of climate change, water, land stewardship, biodiversity, mineral and non mineral waste, air quality, and closure. These programmes include input from our local communities as well as from experts in these fields. Examples of our work in 2007 include:
•	developing and implementing a biodiversity values assessment tool designed to prioritise risks and opportunities;
•	developing and implementing a new protected area of national significance in Madagascar in collaboration with other stakeholders;
•	discovering and protecting several new species of rare troglofauna at an iron ore development in the Pilbara;
•	conducting risk and opportunity assessments for water management at 34 sites; and
•	testing a programme to improve mineral waste management at three sites to help operations reduce the financial risks and increase environmental protection relating to tailings, waste rock, open pits, block caves, underground workings and waste processing.

Discussion of Rio Tinto’s significant environmental incidents can be found in the Directors report on pages 101 and 102.

Greenhouse gas emissions
We accept the urgent need for climate change action and recognise the issue as being one of our greatest challenges and opportunities. We are identifying ways to improve how we do business so that we actively contribute to solutions. Controlling emissions that lead to climate change is a difficult task. It also imposes costs for greenhouse gas abatement and necessitates changes to the way we and our customers generate and use energy. For this reason we are focusing on the seriousness of this issue from both an economic and environmental perspective. Further details can be found in our online report.

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Since 2003, Rio Tinto’s climate change programme has had three core themes:
•	reducing emissions from our operations;
•	understanding and developing low emission product pathways by working with others on supply chain emissions and on breakthrough technologies; and
•	engaging with governments and stakeholders to advocate sound and efficient domestic and international policies.

Rio Tinto continues to navigate successfully through a challenging and fast changing external environment. We remain confident that our programmes will deliver value to our business and enhance our reputation.

Key steps in 2007
•	Together with BP we launched Hydrogen Energy, which will develop decarbonised energy projects around the world. The venture will initially focus on hydrogen-fuelled power generation, using fossil fuels and carbon capture and storage technology to produce new large scale supplies of clean electricity. Hydrogen Energy is our first major foray into new business arenas which are being opened up by climate change and energy policy.
•	On the Carbon Disclosure Project we were one of only four companies worldwide (one of only two carbon intensive companies) to achieve a perfect score in the Climate Disclosure Leadership Index. We were ranked number one in the Mining and Metals sector.
•	Alcan was included in the FT500 Climate Disclosure Leadership Index and the Canada 200 Climate Disclosure Leadership Index. Alcan was ranked number one for disclosure in the high carbon impact sector in the Canada 200 report.
•	After over a decade of involvement Rio Tinto remains a committed supporter of the Australian Greenhouse Challenge Plus programme.
•	Rio Tinto renewed its sponsorship of Battelle’s Global Energy Technology Strategy Programme (www.battelle.org)
•	We obtained regional climate predictions for six businesses using the University of Oklahoma Climate Model to improve our understanding of physical climate change impacts and to determine what adaptation measures may be needed in future.
•	Both Rio Tinto and Alcan participated in a number of collaborative efforts to promote effective public policy frameworks to address climate change, including the US Climate Action Partnership (USCAP) and made submissions on proposed legislation to governments in Australia, the US, New Zealand and Canada.
•	Rio Tinto’s executive committee continues to centrally fund certain greenhouse gas reduction and/or energy efficiency projects. Two successful examples of how this fund has been applied include: Partnering with Forestry NSW to test commercial scale forestry on buffer land at Rio Tinto Coal Australia sites; and reviewing energy use at our Richards Bay Minerals and Quebec Iron and Titanium operations.

Future direction for 2008
•	Hydrogen Energy and Masdar (Abu Dhabi’s initiative for renewable and alternative energy and clean technology) have agreed to work together on an industrial scale hydrogen fired power generation project with carbon capture and storage in Abu Dhabi. The project is expected to limit greenhouse gas emissions by capturing some 90 per cent of the carbon dioxide generated, and safely and permanently store up to 1.7 million tonnes of carbon dioxide per year. The plant is expected to be in commercial operation by 2012.
•	We will develop new strategies and capabilities to participate in emerging carbon trading markets.
•	Our climate change leadership panel will transform into an advisory panel with external and internal members to improve our understanding of climate change and our decision making capabilities.
     Rio Tinto’s total greenhouse gas emissions, made up of on-site emissions and those from the purchase of electricity and steam, were 28.3 million tonnes of carbon dioxide equivalent (CO2-e) in 2007. This is the same as in 2006, which is commendable given the rate of expansion across the Group.
We believe it is important to understand the impact of our products along the value chain. There are energy efficiency and greenhouse gas emission benefits associated with the use of many of our products, like uranium use for power generation, aluminium use to make cars lighter, borate use in insulation products and copper use in high efficiency motors. However, there are significant greenhouse gas emissions associated with the transportation, processing or use of Rio Tinto’s products. For 2007, these include:
•	6.6 million tonnes of CO2 -e associated with third party transport of our products and raw materials;
•	around 42 million tonnes of CO2 -e associated with processing bauxite and smelting alumina that Rio Tinto sold to third parties;
•	an estimated 344 million tonnes of CO2 -e associated with customers burning our coal for electricity generation and steel production; and
•	approximately 268 million tonnes of CO2 -e associated with steel produced from our iron ore. Note that some steel producers use both Rio Tinto coal and iron ore, thus to avoid double counting, these emissions cannot be added to those associated with the combustion of our coal above.

Alcan’s total greenhouse gas emissions were 27.8 million tonnes of CO2 -e, calculated on an equity share basis. The new combined Aluminium product group is expected to make up about two thirds of Rio Tinto’s gas emissions in the future (as shown).

*excludes greenhouse gas emissions from Alcan’s Engineered Products and Packaging divisions

Rio Tinto’s greenhouse gas emissions per tonne of product have only decreased 0.7 per cent compared to 2003. We are not on track to meet our four per cent reduction target by 2008. This is due to a decline in energy efficiency (see discussion in the energy section), expansion activities such as overburden removal and land clearance, changes in ore grades and purchased electricity emission factor increases, particularly in South Africa. These effects overshadow efficiency gains elsewhere in the Group.
     Alcan’s 2010 target was a ten per cent improvement in on-site greenhouse gas emissions per tonne of product from a 2005 baseline. In 2007, performance had improved by four per cent as a result of efficiency improvements, retrofitting best in class technology and shutdown of some under performing operations.
     Prior to 2003, considerable improvements in high intensity perfluorocarbon (PFC) emissions control were realised at both Rio Tinto and Alcan aluminium smelters. Following this historic step change, achieving additional gains in smelting efficiency has been more difficult. Prioritisation and implementation of projects to improve energy efficiency remain a focus for Rio Tinto.

Energy use
Rio Tinto both consumes energy in its operations and produces it. Our smelting and mineral processing operations are energy intensive and depend heavily on electricity, coal, oil, diesel and gas to keep them running. At the same time, Rio Tinto is one of the world’s leading producers of coal and of uranium for the energy industry.

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     We believe the energy challenge can best be met by companies, governments and society working together on all fronts. Global energy demand growth will require all available energy sources: fossil fuels, nuclear and renewable energy sources. The goal in each case should be to continually improve the cost-security-cleanliness equation, by fully recognising and addressing the risks involved and benefits achievable. Technology development will be at the heart of improved energy solutions.
     We strive to improve the energy efficiency of all our operations. Some of the energy saving opportunities we have identified are actionable immediately; others require significant capital expenditure and have long design and construction lead times. For example, we are currently developing a step change technology, the Drained Cathode Cell for aluminium production. This has the potential to significantly reduce the amount of process energy required to make aluminium metal.
     A US$550 million pilot plant is being built at Rio Tinto Alcan’s Complexe Jonquiere site in Canada to develop the proprietary Aluminium Pechiney Series 50 (AP50) smelting technology. The AP50 pilot plant is the initial step in creating up to 450,000 tonnes of new generation smelting capacity, based entirely on clean, renewable hydroelectricity. The technology offers lower carbon dioxide output and allows for emissions reductions that could be applied across the industry. The company has set an ambitious goal of developing an environmentally friendly aluminium smelting cell that is 20 per cent more energy efficient than existing technology.
     Compared to 2006, Rio Tinto’s energy use increased by 3.3 per cent to 266 petajoules. In 2007, Alcan used 270 petajoules on an equity share basis. This includes a significant proportion of hydroelectric power. Two thirds of our combined electricity supply will be greenhouse friendly hydro and nuclear power going forward.

*excludes electricity used by Alcan’s Engineered Products and Packaging divisions

Rio Tinto’s target is a five per cent reduction in energy use per tonne of product by 2008, compared with 2003. Energy use efficiency has improved by 0.7 per cent compared to 2003. Incremental improvements in energy efficiency seen at many operations were overshadowed by restrictions to production, expansion activities and reductions in ore grade, which make meeting out target challenging.
     This year, industrial action at the Iron Ore Company of Canada during the cold winter months suppressed production at a time when energy use is at its peak. Our Pilbara iron ore mines saw increased fuel used for mining and increased demand for electricity supply to third parties in the region, which overshadowed other efficiency gains. Our Argyle diamond mine experienced a decrease in ore grade following its transition to underground operations combined with an increased reliance on on-site electricity generation that decreased its energy use efficiency. Coal operations on the east coast of Australia experienced rail and port restrictions while fuel and electricity continued to be used at the mines.
     Step changes in energy efficiency will not be possible within the target period. However, our executive committee has sponsored additional projects over and above “business as usual” to review and prioritise opportunities for large scale energy use savings and greenhouse gas emission reductions.

Water
Water is a resource with social, environmental and economic value at both the local and global level. Access to water resources is a key business risk that we manage using leading sustainable practices. Our water requirements, particularly for freshwater, compete with the needs of others and the environment, especially in arid and semi arid regions. Our operations also have the potential to affect the quality of water discharged into the environment.
     We have a long term approach to water management that aims to improve our performance, recognise the significance of water and work with others to contribute to sustainable water management. Our strategy provides a framework for all our water activities in the Group. For example, during 2007 we engaged with external operations, such as WWF Australia, to build knowledge about the value of water. We continue to focus on ways to minimise the amount of water we remove from the environment, to re-use it whenever we can, and to return it to a state as similar to its original purity as possible when we discharge it.
     Alcan freshwater input decreased by eight per cent compared to 2006. This was the result of improved water management at Alcan’s Quebec hydroelectric generating facilities after installing control valves to automatically restrict water use during maintenance and shut down.
Compared with 2006, freshwater withdrawal increased by 4.8 per cent to 411 billion litres in 2007. When compared to 2003, we have reduced the amount of freshwater withdrawn per tonne of product, by 4.1 per cent. However, we are not on track to achieve our five year target of a ten per cent reduction in freshwater withdrawn, per tonne of product, by 2008. This is due to:
•	the seven weeks of Industrial action at the Iron Ore Company of Canada causing freshwater to be withdrawn to maintain processes while production levels were low;
•	new borefields commissioned in the Pilbara to access ore as part of expansion activities; and
•	fewer cyclones and hence drier conditions required operations in the Pilbara to withdraw additional water for dust control where poor quality water could not be substituted.

The UN Millennium Development Goal on water is to reduce by half the number of people who do not have sustainable access to safe drinking water by 2015. Increasingly we work in developing countries where clean freshwater is a rare commodity, and this is an issue of growing importance for us. For example in Madagascar we are working with the local community and the World Bank to help people get access to clean drinking water. In Cameroon, Alcan contributed to the installation of water wells for villages surrounding it’s Alucam aluminium smelter near Edea.

Land stewardship
In line with leading practice, we always aim to rehabilitate land as it comes out of mining use rather than waiting until all operations at the site have ceased. Rio Tinto manages 36,900 square kilometres of land, excluding our exploration leases. Just over four per cent of this area was disturbed for mining purposes in 2007 and by the end of the year more than a quarter of the disturbed land was rehabilitated.
     Land stewardship means matching the current and potential uses of land we manage, with ecological and social values, tenure, customary ownership and community expectations regarding development.
     Our leading policy and technical position on land stewardship has resulted in invitations to participate in a number of international and national policy development forums. Rio Tinto is also playing a significant role in bilateral initiatives with organisations such as the World Conservation Union.
     As a member of the International Council on Mining and Metals, we help develop industry policies and practices on protected areas and long term access to land. We are working with the World Resources Institute to assess ecosystem services in site rehabilitation. We are also working on a UNESCO project to identify best practice for assessing decisions about land use options and access while taking a regional view on landscape planning, rather than just a local view of the land within a project area.

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Biodiversity
We recognise the importance of conserving and responsibly managing biological diversity, both as an issue for business and for society.
     Rio Tinto is committed to a net positive impact on biodiversity, and is introducing the strategy at its managed operations around the world. This means making sure our actions have an overall positive effect on biodiversity and that they outweigh the impacts associated with mining and processing.
     We work in regions that are recognised and valued locally and globally for their biodiversity. While high profile sites in countries such as Madagascar, Brazil or Guinea attract a great deal of our attention we recognise that biodiversity values are important at any site. And their significance is expected to grow, as human and natural pressures modify habitats and raise extinction rates.
     Biodiversity also relates to communities, especially as many may depend on these natural resources for cultural and subsistence requirements. Our biodiversity strategy therefore provides a framework for managing the interests and concerns of a wide and diverse range of groups, among them traditional land owners, local communities, NGOs, regulators and the scientific community. This is essential for achieving our twin goals of net positive impact on biodiversity and sustainable communities. We continued to work on biodiversity related projects with partner organisations including BirdLife International; Royal Botanic Gardens, Kew; Conservation International; Fauna & Flora International and the Earthwatch Institute.
     In 2007, we conducted a baseline assessment of the biodiversity values at each Rio Tinto site. This information will be used to prioritise our biodiversity activities and management over the next four years.

Waste
In using our resources wisely, we ensure we also manage our mineral and non mineral wastes in a socially responsible way.
     Mining activities require large quantities of rock to be moved to access economic resources. Mineral processing activities result in generation of slags and tailings. These materials, commonly termed mineral wastes, can pose environmental hazards if poorly managed. Through improvements in mine planning we are improving the efficiency with which we mine and process ore leading to reduced material movements, fuel consumption and greenhouse gas emissions.
     We produced 1,904 million tonnes of mineral waste in 2007, about two per cent more than in 2006. Much of this material was moved within mined areas and placed as in-pit backfill (66 per cent) or was stored in engineered piles (31 per cent) close to where it was generated.
     The acquisition of Alcan is expected to have marginal impact on our mineral waste profile. Alcan operations generated 3.2 million tonnes of bauxite waste in 2007.
     One of the most serious environmental risks for the mining industry is “acid rock drainage” (ARD) from mineral waste. When sulphide containing rocks are disturbed and exposed to air and water, they may release acidity, metals and sulphate. Left unchecked, this can reduce water quality in the long term.
     We minimise the potential for ARD generation by adopting leading practices in mine planning, operation and waste management. Only about 11 per cent of Rio Tinto’s mineral waste generated was considered to have acid generating potential or to pose other geochemical hazards in 2007. Kennecott Utah Copper contributed 63 per cent of this total. To minimize water contact chemically reactive mineral waste is covered or capped and vegetated wherever possible.
     Rio Tinto’s ARD review programme is regarded as the industry benchmark for this key risk area. Since 2004 we have completed 22 ARD risk reviews, including reviews of all of our operations and advanced projects that pose high ARD hazards. In 2007 we focussed on the ARD risks and management programs for our La Granja copper project in Peru. Rio Tinto continues to play a leading role in the International Network for Acid Prevention.
     This year we rolled out a new diagnostic tool to improve the management of all types of chemically reactive mineral waste. In addition to ARD, this programme also focuses on wastes that pose salinity, radioactivity, metals soluble or bioavailable at neutral pH and naturally occurring asbestos risks. Four mines and advanced projects have now completed this diagnostic program.
     Non mineral waste includes materials that are used in mining and processing, such as tyres, oils, refractory lining and domestic rubbish. We re-use and recycle these materials, where possible. If recycling is not an option, we burn, store or dispose of waste in engineered landfills in an environmentally responsible way and in accordance with local regulations. In 2007, non mineral waste generation was 288 thousand tonnes, 11 per cent lower than in 2006.
     With an increased exposure to smelting and other downstream packaging activities, the inclusion of Alcan is expected to have a significant impact on our non mineral waste profile. Alcan operations generated 1.09 millon tonnes of non mineral waste in 2007.

Air quality
We recognise that we must ensure the highest quality of air possible at and around our operating sites. Some of our activities emit sulphur dioxide, fluorides and dust. Given the potential impact of our emissions on people and the environment, we need to understand and control their effects. While meeting our legal requirements we are also looking ahead to address evolving community expectations.
     Sulphur dioxide emissions increased by 2.8 per cent to 72 thousand tonnes. Fluoride emissions, mainly from aluminium smelting, were 1.2 thousand tonnes, which was similar to 2006.
     Within Alcan, technology has led to reductions in air emissions over the last ten years. However decreasing raw material quality has made it difficult to improve on this performance. Alcan is undertaking a comprehensive review of its raw material supply as well as addressing this challenge through research and development.
     Dust is an important issue that cuts across many areas, including occupational health, environment, processing and assets. Dust collectors are used wherever possible. The total number of community complaints about air quality, mainly dust related, were nearly four times higher than in 2006 (417 complaints compared to 87 in 2006). Much of this can be attributed to drier conditions in Australia and the result of making it easier for local community members to contact us.
     A programme to reduce water use for dust control using chemical suppressants and improved spray technology should see improvements in dust and water management. Our local sustainable development reports provide a more comprehensive discussion on regional dust management.

SOCIETY
Ethical integrity and social responsibility are critical to the way we conduct our business. We aim to build enduring relationships with our stakeholders that are characterised by mutual respect, active partnership and long term commitment. In the long run, the trust that is engendered by solidly based relationships will reinforce Rio Tinto’s ability to gain preferential access to resources.

Safety
Safety is a core value at all our businesses. We believe that all injuries are preventable and our aim is for all employees to go home safe and healthy at the end of each day.
     Rio Tinto’s activities involve working on the surface and underground with large, heavy equipment, explosives and chemicals, sometimes at extreme temperatures. We also face normal industrial hazards such as driving vehicles, working at heights and operating machinery with dangerous moving parts.
     Rio Tinto has one of the best safety records in the industry. We actively manage the safety of all those who work on our sites – employees and contractors alike.

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Complex mineral processing facilities such as smelters, refineries and concentrators require particular attention to process safety. We have conducted risk assessments of major process hazards across the Group to prioritise activities and capital investments effectively. Implementation of these actions will remain a focus area in 2008.
In 1998, the Group embarked on a drive to improve its safety. Since then, the all injury frequency rate (AIFR) has improved by 78 per cent, a good record but not one to be complacent about. Indeed, we deeply regret that in 2007 three contractors were fatally injured at Rio Tinto managed operations. One metal merchant was fatally injured at an Alcan Engineered Products operation in the reporting period after Rio Tinto assumed management control in October. We have thoroughly investigated these incidents and communicated and acted upon the lessons learned. Contractor management will be a key focus for us in 2008.
The lost time injury frequency rate (LTIFR) at the end of 2007 was 0.42 per 200,000 man hours, an improvement of 16 per cent over 2006. The AIFR was 0.97, an improvement of 11 per cent over 2006. We are on trajectory to achieve our 2008 targets in both areas.
It is regrettable that injuries are still taking place at our sites. In order to further embed a strong safety culture, we are increasing focus on individual intentions and behaviour while ensuring we maintain our strong systems and performance standards.
Some key steps we took in 2007 were:
• progressing the key elements of a revised safety strategy to embed safety standards and implement a leadership development programme;
• completing a risk management assessment, which allows risks to be ranked in a practical way for operations; and
• developing a protocol for the conduct of process safety technical risk reviews to reduce complexity and prioritise hazard rankings.

A key factor in the Alcan acquisition was the consistency across both companies on the importance of safety. While our philosophies were similar, Alcan’s definitions were different to those used by Rio Tinto and hence 2007 performance is not comparable. Work has commenced to create a 2007 baseline for Alcan using Rio Tinto definitions.
     Alcan’s recordable case frequency rate was 0.82 at the end of 2007. This represents a 29 per cent reduction over 2006 and an 84 per cent reduction over 2001. This performance was 23 per cent better than Alcan’s target for the period. The lost time injury illness rate also declined by 28 per cent but remained eight per cent short of the 2007 target.
     Some notable examples of Alcan’s success in reducing these rates include controlling hazardous energy sources from upstream operations and development and roll out of large scale Man-Machine-Interface programmes in downstream operations.

Health
An important element of our sustainable development approach is the health and wellbeing of our employees, contractors and the people in the communities in which we operate.
     The nature of occupational illnesses is changing. Illnesses such as stress, fatigue, and musculo-skeletal, and the normal results of ageing such as heart disease and reduced physical capacity present different challenges to the traditional mining health issues. One of the most important occupational health issues we face are the risks associated with an ageing workforce and their ability to continue to perform their roles injury and illness free.
     We are committed to reaching our goal of no new cases of occupational illness and believe that we will only achieve this through promoting the good health of all our employees and contractors. Supporting healthy lifestyles reduces health related risks such as fatigue and obesity, and improves productivity.
     In 2007, more than 77 per cent of our employees worked at operations that had implemented health and wellness programmes. We have developed a leading practice “promotion of wellness” model that will be introduced to more than 6,000 workers and their families across 21 sites in Australia in 2008. On demonstrating its effectiveness, this model will be recommended to the rest of the Group.
Although mechanisation and automation are rapidly reducing the physical demands of our work, musculo-skeletal illnesses remain the most common cause of new occupational illnesses at 34 per cent.
Noise induced hearing loss from heavy equipment accounted for 12 per cent of our reported health incidents in 2007. We are reducing employee exposure to noise in the workplace through engineering solutions and alternative ways of doing our work.
Since 2004 we have achieved a 5.8 per cent reduction in employee exposure to a noise environment of more than 85 decibels. Although the majority of this improvement was achieved during 2007, we have considerable work ahead to meet our target of a 20 per cent reduction in the number of employees (per 10,000 employees) exposed to noise between 2004 and 2008. The drive to achieve this aggressive target has resulted in improved data and better knowledge of workers’ noise exposures.
In 2003 we set a stretch target to reduce the number of new cases of occupational illness by 40 per cent. We met this ambitious target and at the end of 2007 the number of cases was 38 per cent lower than in 2006 and 81 per cent lower than in 2003.
Rio Tinto is operating in countries where the prevalence of HIV/AIDS, tuberculosis and malaria is high. We are working closely with the international community of government agencies and NGOs concerned with these problems not only in Africa, but globally. For example, where we have operations located in regions with a generalised HIV epidemic (as defined by UNAIDS) we actively encourage all employees to know their HIV status through voluntary testing. We also require that all employees and their nominated partner have affordable access to treatment, care and support, including antiretroviral drugs.
Some other key steps in our occupational health management in 2007 were:
• extending voluntary counselling and testing of HIV to over 70 per cent of employees at Richards Bay Minerals in South Africa. The programme also highlighted 200 cases of other chronic diseases;
• developing workplace exposure limits for high temperature work in conjunction with trade associations and implementing practical solutions where possible;
• commencing work on developing the science needed to set workplace exposure limits for copper; and
• Rio Tinto chaired the ICMM committee that produced practical guidelines on the management of tuberculosis, malaria and HIV in the workplace.

We have begun to integrate the Rio Tinto and Alcan approaches to occupational health. At the strategic level, the two companies had similar programmes: active reduction of health risks, promotion of wellness and HIV/AIDS management. At the detailed level more work is needed to align our reporting definitions. The inclusion of Alcan changes our health risk profile with an increased proportion of smelters.

Employment
Rio Tinto employs on the basis of job requirements and does not discriminate on grounds of age, ethnic or social origin, gender, sexual orientation, politics or religion. Exceptions are made to favour local employment where local laws provide. We do not employ forced, bonded or child labour.
     Employee numbers are continuing to increase as expansion of our operations takes place. In 2007, Rio Tinto directly employed an average of about 39,000 people. Many of these are recruited from the local areas in which we operate, but an increasing number of employees are sourced internationally. In addition, Alcan employed an average of 67,000 people in 2007, including the Engineered Products and Packaging divisions.
     We employ graduates from many disciplines including engineering, anthropology, human resources, health, safety and environment. For the fifth year in a row, there has been a significant

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increase in the number of graduates that we are recruiting globally, 265 in 2007, compared with 203 in 2006. We have not yet included gender diversity information from former Alcan operations. We are ensuring our systems provide appropriate opportunities for women graduates. Thirty per cent of the 2007 graduate intake were women, a 50 per cent increase from our 2004 baseline.
Although we have reached the goal for increasing the number of women at graduate levels, we would like to make better progress towards the goal for gender diversity at senior levels. Women represent 22 per cent of identified “future leaders”, a two per cent increase from 2006, and seven per cent of Rio Tinto’s senior management, a one per cent increase from 2006. A review of our diversity goals and the development of new initiatives to improve the representation of women at all levels, including senior management roles, is planned for 2008.
In world class mines and processing facilities such as those we operate, the workforce is becoming increasingly skilled, requiring a high level of training and capability. More than 1,000 people attended regional and global leadership and functional development programmes in 2007 and 280 graduates attended the Rio Tinto Graduate Development Programme. Our business units and Group functions deliver over 7,000 role specific and relevant training courses annually across all technical and functional areas and among all levels of the organisation. We are increasing our use of simulator based and technology driven experiential learning and have also developed our own approach to coaching.
We recognise that attracting, developing and retaining a skilled workforce is critical to business performance. We believe that our approach is one of the most competitive in the industry and is based on:
•	engaging with employees about the business, valuing each individual’s contribution, and working with people to achieve ongoing change and improvement;
•	conducting performance reviews, development planning, coaching and feedback processes;
•	managing talent so that managers review employees career aspirations and potential;
•	offering opportunities for career development and progression, including options for working across a range of businesses both locally and internationally; and
•	introducing flexible working arrangements in many parts of our business.

Rio Tinto’s total rewards strategy is designed to attract, retain and motivate the skilled workforce essential to the success of our business. Base pay is reviewed regularly and adjusted as necessary taking into account the individual’s role, local market trends and, for many employees, business and personal performance. This process allows us to ensure that employees are paid competitively against the external market and consistently with their internal peers. In addition we also offer allowances, bonuses, share plans and healthcare benefits appropriate to the local markets.
     We not only comply with employment legislation in the countries in which we operate, but look to apply a best practice approach to remuneration. We aim to ensure that our remuneration systems are transparent and equitable. Equally qualified and experienced employees doing the same work to the same standards of performance will receive comparable remuneration and employment conditions regardless of gender, age, ethnic or social origin, sexual orientation, politics or religion; unless required by local laws. We spent US$3,346 million (excluding Alcan) on wages and employee benefits in 2007, which represents about 11 per cent of our total economic contributions.
     The Group also has retirement benefits in place for many employees. It participates in state arrangements where offered and appropriate, and supplements these with company arrangements in the main jurisdictions in which we operate. The main plans are independently audited and we use independent advisers and actuaries to ensure that the plans are sustainable and adequately funded.

     Rio Tinto expects managers to abide by the highest standards of behaviour. Employees are expected to treat each other and external contacts with dignity, fairness and respect. Harassment in the workplace is guarded against and neither abuse nor misuse of position or facilities for any purpose is tolerated. Obligations to colleagues and the Group are respected, while collaboration is encouraged within and across businesses, cultures and countries. The Speak-OUT programme provides employees with an independent and confidential means of reporting concerns to senior managers.

Communities
Wherever we operate we seek to understand the social, environmental and economic implications of our activities, both for the local community and for the overall economy. We work closely with local representatives to inform ourselves of community concerns and priorities, and our programmes are the result of extensive consultation and research. Mutual benefits and obligations are discussed with local governments and community representatives. Objectives are agreed to secure long term results.
In Australia, Rio Tinto establishes agreements with Aboriginal traditional owners and groups affected by its activities to gain access for exploration (land access agreements) and to develop mining operations (regional development agreements). Our policy of increasing opportunities for indigenous Australians is reflected in those agreements.
During 2007, we increased Australian indigenous employment by 367 people to 1,212 or eight per cent of Rio Tinto’s Australian workforce. The biggest increase was seen at Rio Tinto Iron Ore, which now employs 518 indigenous people (11 per cent of the workforce) compared to 274 in 2006.
Similar values are applied by Alcan. In 2007 the company published its new Aboriginal policy formalising ongoing activities and partnerships with native people around the world.
To enable us to target the delivery of socio-economic programmes reflecting the priorities of local communities, 2007 saw an increased use of community baseline assessments, including identification of potential positive and negative impacts of our presence. We use this information along with two way community and local stakeholder consultation to develop our multi year communities plans, which include measures of success that are internally and externally monitored.
To contribute to sustainable livelihoods after mine closure, each Rio Tinto business now has an annually updated closure plan. The plans apply throughout the lifecycle of the Group’s activities, from exploration to mine closure and beyond. All these plans are developed with community input, particularly regarding post mining land use.
Our work in 2007 included:
• updating our Communities Standards and guidance notes including a new standard for Cultural Heritage Management for Australian Businesses;
• providing financial and technical support to community HIV programmes in Madagascar with public and NGO partners and establishing a business advisory centre to promote local entrepreneurs and decentralise our supply chain;
• undertaking a new social and environmental impact assessment for the expansion project at Rössing Uranium, Namibia, after 30 years of operations;
• renewing our commitment to an enhanced community assistance programme at Murowa diamonds, Zimbabwe, to include school construction and rehabilitation, electrification, small irrigation projects, and food security programmes;
• progressing 23 Guinean staff from entry level positions to positions of higher responsibility at the Simandou project and donating 130 computers collected from various Rio Tinto operations to local civil society organisations;
• sponsoring nine Mongolian students to study in Mongolia and other parts of the world in mining related fields including: finance, law, geology and accounting;

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•	relocating scarred trees of cultural significance to a suitable site in consultation with traditional land owners as a result of heritage surveys of land designated for mining at the Weipa bauxite mine in Australia.
•	introducing a community relations diagnostic tool for operations to more rigorously assess their performance against Rio Tinto standards.

ECONOMIC CONTRIBUTION
Our gross sales revenue in 2007 was US$33,518 million, a 32 per cent increase on the previous year. This includes sales revenue of US$3,798 million from the former Alcan operations during the 69 day post-acquisition period. The rise was primarily attributable to record production volumes across most of our products and to strong prices, driven by surging demand. Underlying earnings were US$7,443 million compared to US$7,338 million in 2006.
     The Group’s continuing financial success is based on its ability to secure access to people, capital and land. We use our expertise to harness these resources, creating prosperity for our shareholders, employees, communities, governments and business partners.
     Rio Tinto has significant economic impact on the communities in which it operates, at the local, state and national levels. We take considerable care to delineate this economic impact, allowing us to demonstrate the value of our ventures to existing and potential partners and stakeholders.

Socio-economic programmes
In 2007, Rio Tinto businesses supported more than 2,900 socioeconomic programmes covering a wide range of activities including health, education, business development, housing, environmental protection and agricultural development.
     We spent an estimated US$107 million on community assistance programmes and payments into benefits receiving trusts set up in directly negotiated community impact benefit agreements. This does not include economic multiplier contributions, such as salaries and wages, local procurement, infrastructure, housing and utilities support.
     The acquisition of Alcan brought together two similar approaches to facilitating sustainable communities, with complementary community support programmes not yet fully captured in this report.
     By understanding our economic interaction with the communities where we operate we can optimise benefits for communities and our operations alike. This economic interaction includes relationships with local suppliers, training and local employment, small enterprise support, the optimal distribution of taxes and royalties and multi-lateral socio-economic programmes. The infrastructure developed for a particular mine or processing plant can also greatly benefit local communities and other regional players such as local businesses and governments.

Procurement
We apply our approach to sustainable development along the supply chain encouraging those we work with to adopt sound practices. Payments to suppliers constitute a strong additional benefit to the economy, generating employment and creating wealth in other sectors.
     Across the world, we spent US$13.5 billion on goods and services in 2007 (excluding Alcan). Rio Tinto had about 40,000 suppliers and Alcan had about 22,000, excluding suppliers for the engineered products and packaging divisions. The success of each of our business operations depends on the ability of those suppliers to deliver what we need, when we need it, and to our standards. We can exert a considerable positive influence by ensuring that suppliers meet stringent requirements, not just for the quality of the goods and services they provide, but also for their safety and employment practices and their commitment to sustainable development. To help explain Rio Tinto’s procurement practice, we published The way we buy in 2006 which is on our website.

Product stewardship
Active monitoring of the health, environmental and lifecycle factors associated with our products once they are in use serves to protect our markets and our ability to supply them. We also engage with regulators and consumers on issues arising from the use of our products.
     By understanding the health and environmental impacts and benefits of our products over their complete lifecycle, we can potentially improve our processes, enhance our reputation in the market place, differentiate our products from our competitors and become a “brand of choice” for metals and minerals products. The enhanced reputation we earn by adopting a lifecycle “know your products” approach helps improved access to land, people and financial assets.
     We have been able to translate our product stewardship approach into tangible business value by securing premium prices, developing ongoing engagement with customers and successfully providing scientific input to developing regulations affecting market access.
     Across the Group 86 per cent of businesses had formal product stewardship programmes to address customer needs and a majority of business units engaged in supply chain activities, a significant improvement on 2006. Sixty two per cent of businesses undertook a lifecycle assessment of major products. Together with the work performed by industry associations, life cycle data is now available on all of our major products. Alcan also has a formal product stewardship programme and has completed lifecycle assessments on its major products. Alcan has also developed a regulatory programme to address emerging REACH (Registration, Evaluation, Authorisation and Restriction of Chemical substances) regulations in Europe that complements the Rio Tinto REACH and Material Safety Data Sheet programmes aimed at compliance with worldwide emerging hazard classification regulations.
     We are committed to research and development leading to innovative products. Rio Tinto Alcan’s aluminium smelting, composite material and recycling innovations are resulting in reduced energy use and greenhouse gas emissions. In automotive applications, market opportunities continue to grow for advanced aluminium crash management systems, providing lightweighting opportunities while improving vehicle safety and vehicle performance through innovative design. For every tonne of aluminium that replaces traditional higher density materials in a vehicle today, 20 tonnes of carbon dioxide emissions are avoided over the lifetime of the vehicle.
     Rio Tinto Alcan is also supporting development of advanced energy saving solutions by expanding the portfolio of lightweight aluminium materials available. The high-gloss rolled aluminium sheet, Solar SurfaceTM 992, is being used in innovative parabolic solar cooker applications, designed for markets in developing regions. Approximately 20,000 parabolic cookers distributed by charitable organisations are currently in use.
     Aluminium recycling requires only about five per cent of the energy required in primary aluminium production and avoids approximately 95 per cent of the greenhouse gas emissions associated with first-generation metal production. A project is currently underway to expand capacity at Rio Tinto Alcan’s Neuf-Brisach facility to recycle beverage cans in a closed-loop arrangement with can manufacturers.

GOVERNANCE
Sound governance and high ethical standards of conduct are a source of competitive advantage in securing access to resources. Environmental performance, community relations and employee welfare and transparency are just as important as technical aspects of mining and processing. If Rio Tinto is to succeed in positioning itself as a “developer of choice” it has to be equipped to deal with complex stakeholder relationships.
     Accordingly, our operating philosophy has a strong focus on corporate responsibility spelled out in our statement of business practice, The way we work. This covers issues such as human rights, political involvement, transparency and zero tolerance of corruption.

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     All our employees are required to comply with the policies in the document. The objective is to ensure that they reflect in their daily work high standards and values such as accountability, fairness, integrity and openness. Published in more than 20 languages, The way we work is a reflection of the Group’s diverse workforce as well as the range of communities and stakeholders affected by our operations.
     We also actively engage with a wide range of external stakeholders to promote leading business practices. As a member of the International Council for Mining and Metals (www.icmm.com). we are continuously improving our economic, social and environmental performance. We regularly report our progress in line with the Global Reporting Initiative (www.globalreporting.org) as part of the United Nations Global Compact Communication on Progress and in our annual report.

Human rights
Rio Tinto and Alcan actively support the United Nations Universal Declaration of Human Rights.
     At Rio Tinto, our commitment to human rights is reflected in our statement of business practice The way we work and our complementary guidance documents on Human Rights and Business Integrity. Our human rights policies and procedures have been strengthened as part of an online web based ethics and compliance training system. During 2007, over 1,800 employees completed the human rights training module, which is compulsory at the general manager level or above.
     Within Alcan, human rights were addressed through the Alcan Worldwide Code of Employee and Business Conduct, and Indigenous Peoples Policy. Human rights considerations were also addressed in the areas of procurement, security, stakeholder and community engagement, project development and governance.
     In implementing human rights policies, Rio Tinto is subject to the relevant laws in the many other countries where we operate. At all times we respect and comply with the obligations which those bodies of legislation impose upon us.
     Rio Tinto is a signatory to a host of international commitments and standards and remains dedicated to meeting them. Rio Tinto was involved from the inception of the Voluntary Principles on Security and Human Rights (www.voluntaryprinciples.org) and has supported these principles since their announcement in 2000. We are also a founding member of the United Nations Global Compact (www.unglobalcompact.org) and a participating member of the UK Network. The United Nations Global Compact is a voluntary initiative for businesses committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, the environment and anti-corruption.
     Furthermore, Rio Tinto is a founding member of the Council for Responsible Jewellery Practices (www.responsiblejewellery.com) which commits members to promote responsible business practices in a transparent and accountable manner throughout the industry from mine to retail. It also seeks to maintain consumer confidence in diamond and gold jewellery products and the trust of all interested stakeholders in the industry. We are also a member of the Kimberley Process (www.kimberleyprocess.com) a joint government, industry and civil society initiative to stop trade in diamonds that fuel conflict.
     There were no reported incidents of breaches of our human rights policy during 2007.

Transparency and political involvement
We are committed to maximum transparency, consistent with good governance and commercial confidentiality. Rio Tinto strives to conduct its business with integrity, honesty and fairness, building from a foundation of compliance with relevant local laws, regulations and international standards wherever we operate.
     Training on our business integrity guidance is required for all managers. These guidelines cover bribery, anti-corruption and political involvement. We do not directly or indirectly participate in party politics or make payments to political parties or individual politicians.

     Mining is a heavily regulated industry and we maintain continuous dialogue with many governments and public authorities at national, provincial and municipal levels. We speak out and make representations on matters affecting our business interests and those of our shareholders, employees and others involved in our activities.
     In addition to internal policies and activities, Rio Tinto is active in promoting transparency and good corporate governance. We have been a member of the steering committee which developed and now assists in the implementation of the Transparency International (www.transparency.org) Business Principles since their inception. Through the International Council on Mining and Metals (www.icmm.com) we are also a member of the Extractive Industries Transparency Initiative (www.eitransparency.org). Both Rio Tinto and Alcan also endorse the World Economic Forum’s Partnering Against Corruption Initiative (www.weforum.org).
     There were no reported incidents of breaches of Rio Tinto’s political involvement policies during 2007.

Competition
Rio Tinto has adopted a specific antitrust policy requiring all employees to compete fairly and to comply with relevant laws and regulations. Guidance is provided on contacts with competitors and benchmarking as well as implementation of the policy in individual businesses. As integral parts of the policy, all relevant employees receive regular training and are required to certify annually that they are not aware of any antitrust violations. No violations were reported in 2007.

Engagement
Genuine engagement with stakeholders is a critical element of successful business practice. Many issues, such as climate change and poverty elimination, are globally complex and require stakeholders to work together to explore and develop appropriate solutions. Building strong working relationships with those who are affected by, or have an interest in, what we do is essential to our future operations. We engage with a broad range of organisations and individuals including our employees, investors, governments, communities, academia, industry bodies, and civil society groups.
     We are a member of a number of industry associations and of representative bodies including the World Business Council for Sustainable Development (www.wbcsd.org), the Commonwealth Business Council (www.cbcglobelink.org) and the International Chamber of Commerce (www.iccwbo.org), and we work closely with international and non governmental organisations to develop appropriate standards and guidelines for our industry. Rio Tinto also maintains an active partnership programme with other external organisations to address issues of mutual interest. By working together, we can achieve our shared goals more effectively.
     During 2007, the US$1 million annual Rio Tinto Alcan Prize for Sustainability, continued to recognise significant contributions made by non profit, non governmental, or civil society organisations promoting and implementing sustainable development.

Mine closure and legacy issues
Closing a mine or other operating site does not simply mean shutting down production, rehabilitating the land and walking away. Relationships change and people’s livelihoods can be affected, as can the social and environmental programmes established during the life of the mine.
     Rio Tinto standards treat mine closure as a multi disciplinary responsibility, involving community relations, human resources, environmental specialists and engineers and financial specialists. Integrating closure planning into all aspects of decision making in a business, from the earliest stages of project development to decommissioning facilities is crucial to leaving a positive legacy of sustainable development.
     We understand that our legacy at one site may well determine our future access to land, people and capital at another.
     In 2007 we conducted ten reviews to ensure that all our mine closure plans are current and are accurately reflected in the

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provisions in the financial statements in addition to sustainable development considerations. These reviews included several site visits by multi disciplinary teams.
     The acquisition of Alcan brings more than 30 additional operations into the Group. These sites will progressively develop closure plans to meet the requirements of the Rio Tinto Closure Standard and incorporate stakeholder expectations. Alcan has brought valuable expertise in the creation of post closure sustainable value to the Group through proactive stakeholder engagement, life cycle planning, capacity building and application of innovative technology at all stages of mine life.
     Through our partnership with the Eden Project, we continued to work with the Post Mining Alliance which aims to encourage and promote the regeneration of old mine sites for the sustainable benefit of the local community and natural environment. The alliance provides us with the opportunity to participate in a multi-stakeholder discussion intended to address issues regarding abandoned mines, and to encourage good practice across the industry in closing mines.

Non managed operations
The Rio Tinto Group consists of wholly and partly owned subsidiaries, jointly controlled assets, as well as other entities and associated companies some of which we do not manage.
     Examples of these non managed operations include the Escondida copper mine in Chile and the Grasberg copper-gold mine in Indonesia. Alcan is involved in six joint venture operations and has an additional two joint venture projects under way.
     Although Rio Tinto may not be directly involved in managing these operations, we remain closely engaged through membership of the boards of directors and of technical committees. We encourage them to adopt our policies and standards in community relations, human rights, environmental stewardship, health and safety.

Escondida, Chile
Rio Tinto has a 30 per cent interest in the Escondida copper mine in Chile, which is managed by BHP Billiton. Our seat on the mine’s Owners Council allows us regular input on strategic and policy matters.
     Rio Tinto also played a part in helping to establish the Escondida Foundation. The Foundation is funded by about one per cent of the mine’s pre-tax profits and is the vehicle through which Escondida fulfils its social responsibilities.

Grasberg, Indonesia
The Grasberg copper-gold mine in Indonesia is owned and operated by Freeport-McMoRan Copper & Gold. Rio Tinto has a 40 per cent joint venture interest in Grasberg’s 1995 mine expansion and is represented on the joint venture’s operating committee.
     As well as providing substantial economic benefits to the state, Freeport Indonesia is the largest private employer in Papua and one of the largest in Indonesia. The mine supports the economy by directly employing approximately 8,000 workers. Of these, about a quarter are Papuans. Another 10,700 people are employed by contractors. In the provision of healthcare, funding from the Freeport Partnership Fund for Community Development was used to build and expand two hospitals and a system of community health clinics in Papua.
     Both Rio Tinto and Freeport-McMoRan support the Voluntary Principles on Security and Human Rights and continue to work together to ensure practice is consistent with them.
     To meet the mine’s social obligations to local communities, at least one per cent of the mine’s net sales are committed to support village based programmes. In addition, two trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes.

Assurance
Our Corporate Assurance function has accountability and responsibility for providing internal assurance to the board that:
•	Rio Tinto’s policies, standards and controls as endorsed by the board are adequately designed and effective for their intended purpose; and
•	these policies, standards and controls are consistently implemented by all Rio Tinto sites on a timely basis and as designed.

The objective of assurance and verification is to enhance the transparency and accountability of our performance on social and environmental issues.
     A key part of the assurance programme is to engage an independent, external provider to prepare a statement that our sustainable development report is fair and accurate based on testing of a selection of material areas. In 2007, Ernst & Young took over from Environmental Resources Management (ERM) to provide both the external assurance and data quality verification of our sustainable development reporting. The change in assurance providers was a result of ERM indicating their desire to provide assistance to Rio Tinto on the design and implementation of programmes and systems, which had the potential to compromise ERM’s independence. We believe that it is important to learn from our assurance and verification activities. The recommendations made by ERM in the 2006 Sustainable development review have been assessed, and actions taken during 2007 to address them are described online.

ERNST & YOUNG EXTERNAL ASSURANCE STATEMENT

Independent assurance statement in relation to Rio Tinto’s sustainable development performance information presented under the heading of “Sustainable development’’ for the year ended 31 December 2007.

To the managers and directors of Rio Tinto

Scope
The “Sustainable development’’ section of the 2007 Annual report has been prepared by the management of Rio Tinto, who are responsible for the collection and presentation of sustainable development performance information within it. Management is also responsible for maintaining adequate records and internal controls to support the sustainable development reporting process. There are currently no prescribed requirements for the preparation, publication and verification of sustainability reports, such as this sustainable development section.
     Our responsibility, in accordance with Rio Tinto management’s instructions, was to carry out a limited assurance engagement (“our assurance engagement’’) in relation to a selection of disclosures presented in the sustainable development section.
     Our responsibility in performing our assurance activities is to the management and directors of Rio Tinto only and in accordance with the terms of reference for this engagement as agreed with them. As such, we do not accept or assume any responsibility for any other purpose or to any other person or organisation. Any reliance any such third party may place on this Independent assurance statement is entirely at its own risk.
     Our assurance engagement has been planned and performed in accordance with the International Federation of Accountants’ International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (“ISAE3000’’) and with regard to the Global Reporting Initiative’s Sustainability Reporting Guidelines Version 3.0 (“GRI G3’’). We designed our procedures in order to evaluate the sustainable development section

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against the principles of Materiality and Completeness as set out in the GRI G3 specifically as follows:
•	“Materiality’’ – has Rio Tinto reported the material topics concerning its sustainable development performance, and has Rio Tinto presented material aspects of its performance concerning the selected material sustainable development areas?
•	“Completeness’’ – has Rio Tinto fairly presented performance information concerning the selected material sustainable development areas with respect to the boundaries defined in the Annual report?

Work performed
We selected five material sustainable development areas on a risk basis (the “selected material sustainable development areas’’) and six operations for our testing. The selected material sustainable development areas were safety; health; climate change; land use and biodiversity; and community and the six sites selected were Boyne Island Smelters (aluminium); Iron Ore Company of Canada; Energy Resources of Australia; Kennecott Utah Copper; Richards Bay Minerals; and Rio Tinto Exploration Australasia Region. These operations were selected to obtain a cross section of significant contributors to the selected material sustainable development areas, and to give coverage across product groups and the geographic regions in which Rio Tinto operates.

Our procedures included but were not limited to:
1.	Interviewing Rio Tinto executives and senior managers to understand Rio Tinto’s challenges, priorities and status of activities in relation to sustainable development for the reporting year, and the process by which Rio Tinto implements The way we work policies and receives assurances in relation to the implementation of these policies.
2.	Comparing the material topics identified by Rio Tinto’s materiality assessment to topics reported by industry sector peers, external public information, and internal documents.
3.	Visiting the selected operations to sample test their processes for the collection and accurate reporting of performance information to the Group level for the selected material sustainable development areas.
4.	Sample testing the Group level processes for collection, consolidation and reporting of performance data, such as the Social and Environment Survey and Social and Environment Assurance Reporting Tool as well as management’s responses to the Internal Control Questionnaire for the selected material sustainable development areas.
5.	Reviewing the sustainable development section of the Annual report against the outcomes of Rio Tinto’s materiality assessment.
6.	Reviewing a selection of performance data, statements and assertions related to the selected material sustainable development areas presented in the sustainable development section of the Annual report against the outcome of our testing at the operations and Group level.

Level of assurance
Our procedures were designed to obtain a limited level of assurance on which to base our conclusions. The procedures conducted do not provide all the evidence that would be required in a reasonable assurance engagement and, accordingly, we do not express an audit opinion.

Limitations of our work performed
Our scope of work did not include:
•	management’s forward looking comments and any comparisons made against historical data;
•	Rio Tinto’s online information and sustainable development reports produced by Rio Tinto’s business units;
•	any previous Rio Tinto Sustainable development reviews;
•	assessing whether Rio Tinto’s reporting meets the requirements of the A+ application level of the GRI G3; and
•	the sustainable development performance of Alcan.

We did not test electronic systems used to collect and aggregate operations level data and we did not attend any stakeholder engagement activities.

Our independence and assurance team
This Australian firm and all professional personnel involved in this engagement have met the independence requirements of Australian professional ethical requirements. Ernst & Young has provided a range of services to Rio Tinto such as internal audit of systems and processes unrelated to sustainable development, tax advisory, human capital and other business advisory services. We believe the provision of these services has not impaired our independence.
     Our team has been drawn from our Sustainability Assurance and Advisory Services network, which undertakes similar engagements for a number of Australian and international businesses. Our team has the required competencies and experience to perform this engagement.

Our conclusions
Based on our work described in this statement, in relation to the “Sustainable development’’ section of the 2007 Annual report, we conclude that nothing has come to our attention that causes us to believe that:

Materiality:
•	There are any material sustainable development topics that were identified by Rio Tinto’s materiality assessment process for disclosure that have not been reported.
•	There are any material aspects of performance in relation to the selected material sustainable development areas that have not been reported.

Completeness:
•	There are any material reporting units from within Rio Tinto’s defined boundaries that have been excluded from the performance information presented in relation to the selected material sustainable development areas.
•	The performance data reported for the selected material sustainable development areas have not been accurately collated at the Group level from operations level data.
•	There are any material errors or material misstatements regarding performance data, statements and assertions presented in relation to the selected material sustainable development areas.

Ernst & Young
Melbourne, Australia
5 March 2008
Liability limited by a scheme approved under Professional Standards Legislation.

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Chairman and executive directors

Chairman and executive directors

Paul Skinner	Tom Albanese	Guy Elliott	Dick Evans

Chairman
Paul Skinner BA (Hons) (Law), DpBA (Business Administration), age 63
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2001, he was appointed chairman of the Group in 2003. Paul was last re-elected by shareholders in 2005 and stands for re-election in 2008. He is chairman of the Nominations committee (note c).
Skills and experience: Paul graduated in law from Cambridge University and in business administration from Manchester Business School. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. During his career he worked in all Shell’s main businesses, including senior appointments in the UK, Greece, Nigeria, New Zealand and Norway. He was CEO of its global Oil Products business from 1999 to 2003.
External appointments (current and recent):
Director of Standard Chartered plc since 2003
Director of the Tetra Laval Group since 2005
Director of L’Air Liquide SA since 2006
Chairman of the International Chamber of Commerce (UK) since 2005
Non executive member of the Defence Board of the UK Ministry of Defence since 2006
Member of the board of INSEAD business school since 1999
Director of The “Shell” Transport and Trading Company plc from 2000 to 2003

Chief executive
Tom Albanese BS (Mineral Economics), MS (Mining Engineering), age 50
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since March 2006. Tom was elected by shareholders in 2006 and stands for re-election in 2008.
Skills and experience: Tom joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He took over as chief executive from Leigh Clifford with effect from May 2007.
External appointments (current and recent):
Director of Ivanhoe Mines Limited from 2006 to 2007
Director of Palabora Mining Company from 2004 to 2006
Member of the Executive Committee of the International Copper Association from 2004 to 2006

Finance director
Guy Elliott MA (Oxon), MBA (INSEAD), age 52
Appointment and election: Finance director of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re-elected by shareholders in 2007.
Skills and experience: Guy joined the Group in 1980 after gaining an MBA having previously been in investment banking. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
External appointments (current and recent):
Non executive director and member of the Audit committee of Cadbury Schweppes plc, since 2007

Executive director
Dick Evans BS (Industrial Engineering) (Oregon State University), MS Management (Stanford Graduate School of Business), age 60
Appointments and election: Director of Rio Tinto plc and Rio Tinto Limited effective 25 October 2007. Dick will stand for election by shareholders at the 2008 annual general meetings.
Skills and experience: Dick Evans joined Rio Tinto following the acquisition of Alcan Inc where he had held several senior management positions including executive vice president and had been president and chief executive officer of Alcan from 2006 to 2007. Prior to Alcan, he has held senior management positions with Kaiser Aluminum & Chemical Corporation.
External appointments (current and recent):
Director of AbitibiBowater Inc. since 2003
Director of the International Aluminium Institute since 2001

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96	Rio Tinto 2007 Annual report
Non executive directors

Non executive directors

Sir David Clementi	Vivienne Cox	Sir Rod Eddington	Michael Fitzpatrick	Yves Fortier	Richard Goodmanson

Sir David Clementi MA, MBA, FCA, age 59
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. Sir David was last re-elected by shareholders in 2006 (notes a, b and e).
Skills and experience: Sir David is chairman of Prudential plc, prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
External appointments (current and recent):
Chairman of Prudential plc since 2002
Member of the Financial Reporting Council between 2003 and 2007

Vivienne Cox MA (Oxon), MBA (INSEAD), age 48
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Vivienne was elected by shareholders in 2005 and stands for re-election in 2008. (notes a and e).
Skills and experience: Vivienne is currently executive vice president of BP p.l.c. for Alternative Energy. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing.
External appointments (current and recent):
Director of Eurotunnel plc between 2002 and 2004

Sir Rod Eddington B Eng, M Eng (University of Western Australia), D Phil (Oxon), age 58 Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod was elected by shareholders in 2006 (notes c, d and e).
Skills and experience: Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was Managing Director of Cathay Pacific Airways from 1992 until 1996 and Executive Chairman of Ansett Airlines from 1997 until 2000.
External appointments (current and recent):
Director of News Corporation plc since 1999
Director of John Swire & Son Pty Limited since 1997
Non executive chairman of JPMorgan Australia and New Zealand since 2006
Director of CLP Holdings since 2006
Director of Allco Finance Group Limited since 2006
Chief executive British Airways Plc from 2000 until 2005
Chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council from 2002 until 2006

Michael Fitzpatrick B Eng (University of Western Australia), BA (Oxon), age 55
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2006. Michael was elected by shareholders in 2007 (notes a, b and e).
Skills and experience: Michael sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd during 2006, the pioneering infrastructure asset management company which he founded in 1994. He is chairman of the Victorian Funds Management Corporation, which manages funds on behalf of the State of Victoria, and of Treasury Group Limited, an incubator of fund management companies. He is chairman of the Australian Football League, having previously played the game professionally, and is a former chairman of the Australian Sports Commission.
External appointments (current and recent):
Chairman of the Victorian Funds Management Corporation since 2006
Chairman of Treasury Group Limited since 2005
Managing director of Hastings Funds Management Ltd from 1994 to 2006
Director of Pacific Hydro Limited from 1996 to 2004
Director of Australian Infrastructure Fund Limited from 1994 to 2005
Director of the Walter & Eliza Hall Institute of Medical Research since 2001

Yves Fortier CC, OQ, QC, LLD, Av Em, age 72
Appointments and election: Director of Rio Tinto plc and Rio Tinto Limited effective
25 October 2007. Yves will stand for election at the 2008 annual general meetings (notes c, d and e).
Skills and experience: Yves Fortier was Ambassador and Permanent Representative of Canada to the United Nations from 1988 to 1992. He is chairman and a senior partner of the law firm Ogilvy Renault and was chairman of Alcan from 2002 until 2007.
External appointments (current and recent):
Chairman of Ogilvy Renault since 1992
Chairman and director of Alcan Inc. from 2002 until 2007
Director of NOVA Chemicals Corporation since 1998
Governor of Hudson’s Bay Company from 1998 to 2006
Director of Royal Bank of Canada from 1992 to 2005
Director of Novtel corporation from 1992 to 2005
Trustee of the International Accounting Standards Committee from 2000 to 2006

Richard Goodmanson MBA, BEc and BCom, B Eng (Civil), age 60
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was elected by shareholders in 2005 and stands for re-election in 2008. Richard is chairman of the Committee on social and environmental accountability (notes b, d and e).
Skills and experience: Richard is executive vice president and chief operating officer of DuPont. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and America West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont, with particular focus on growth in emerging markets.
External appointments (current and recent):
Executive vice president and chief operating officer of DuPont since 1999
Chairman of the United Way of Delaware since 2006 (director since 2002)
Director of the Boise Cascade Corporation between 2000 and 2004

Andrew Gould BA, FCA, age 61
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was last re-elected by shareholders in 2006. He is also chairman of the Audit committee (notes a, b and e).
Skills and experience: Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
External appointments (current and recent):
Chairman and Chief Executive Officer of Schlumberger Limited since 2003
Member of the Advisory Board of the King Fahd University of Petroleum and Minerals in Dhahran, Saudi Arabia since 2007
Member of the commercialization advisory board of Imperial College of Science Technology and Medicine, London since 2002
Member of the UK Prime Minister’s Council of Science and Technology from 2004 to 2007

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Rio Tinto 2007 Annual report	97
Non executive directors

Andrew Gould	Lord Kerr of Kinlochard	David Mayhew	Sir Richard Sykes	Paul Tellier

Lord Kerr of Kinlochard GCMG, MA, age 66
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was re-elected by shareholders in 2007 (notes a, d and e).
Skills and experience: An Oxford graduate, Lord Kerr was in the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His foreign service included periods in the Soviet Union and Pakistan, and as Ambassador to the European Union (1990 to 1995), and the US (1995 to 1997). He has been an independent member of the House of Lords since 2004.
External appointments (current and recent):
Deputy Chairman of Royal Dutch Shell plc since 2005
Director of The Scottish American Investment Trust plc since 2002
Advisory Board member, Scottish Power (Iberdrola) since 2007
Director of The “Shell” Transport and Trading Company plc from 2002 to 2005
Chairman of the Court and Council of Imperial College, London since 2005
Trustee of the Rhodes Trust since 1997, The National Gallery since 2002, and the Carnegie Trust for the Universities of Scotland since 2005

David Mayhew age 67
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2000. He was last re-elected by shareholders in 2006 (note c).
Skills and experience: David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department. From 1986 until 2001 he was the partner in charge of the firm’s Capital Markets Department. He became Chairman of Cazenove on incorporation in 2001 and Chairman of JPMorgan Cazenove in 2005.
External appointments (current and recent):
Chairman of Cazenove Group Limited (formerly Cazenove Group plc) since 2001
Chairman of Cazenove Capital Holdings Limited since 2005

Sir Richard Sykes BSc (Microbiology), PhD (Microbial Biochemistry), DSc, Kt, FRS, FMedSci, age 65
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 1997. Sir Richard was appointed the senior non executive director in 2005 and is chairman of the Remuneration committee. Sir Richard was re-elected for a further one year term of office in 2007 and will retire at the conclusion of the annual general meetings in 2008 (notes b, c and e).
Skills and experience: After reading microbiology at the University of London, Sir Richard obtained doctorates in microbial chemistry and in science from the University of Bristol and the University of London respectively. A former chairman of GlaxoSmithKline plc Sir Richard is a Fellow of the Royal Society. He is currently Rector of Imperial College London.
External appointments (current and recent):
Director of Eurasian Natural Resources Corporation plc since 2007
Director of Lonza Group Limited since 2003, Deputy Chairman since 2005
Chairman of the Healthcare Advisory Group (Apax Partners Limited) since 2002
Chairman of Metabometrix Ltd since 2004
Chairman of Merlion Pharmaceuticals Pte Limited since 2005
Chairman of OmniCyte Ltd since 2006
Chairman of Circassia Ltd since 2007
Director of Abraxis BioScience Inc from 2006 to 2007
Director of Bio*One Capital Pte Ltd since 2003
Rector of Imperial College London since 2001
Chairman of GlaxoSmithKline plc between 2000 and 2002
Trustee of the Natural History Museum, London between 1996 and 2005 and of the Royal Botanic Gardens, Kew between 2003 and 2005

Paul Tellier age 68
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited effective October 2007. Paul will stand for election at the 2008 annual general meetings (notes a, b and e).
Skills and Experience: Paul was Clerk of the Privy Council Office and Secretary to the Cabinet of the Government of Canada from 1985 to 1992 and was president and chief executive officer of the Canadian National Railway Company from 1992 to 2002. Until 2004, he was president and chief executive officer of Bombardier Inc.
External appointments (Current and recent):
Director of Bell Canada since 1996.
Director of BCE Inc since 1999.
Member of the Advisory Board of General Motors of Canada since 2005.
Trustee, International Accounting Standards Foundation since 2007.
Co-chair of the Prime Minister of Canada’s Advisory Committee on the Renewal of the Public Service since 2006.
President and Chief Executive Officer of Bombardier Inc. from 2003 to 2004.
Non executive Director of Alcan Inc. from 1998 to 2007.
Director of McCain Foods since 1996.

Directors who left the Group during 2007
Leigh Clifford B Eng (Mining), M Eng Sci
Appointment and election: Director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995, he was appointed chief executive in 2000.
Skills and experience: Leigh, who retired at the conclusion of the 2007 annual general meetings, graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science degree from the same university. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000.
External appointments (current and recent) upon leaving the Group:
Director Barclays Bank PLC since 2004
Chairman of the International Council on Mining & Metals since October 2006
Director of Freeport-McMoRan Copper & Gold Inc between 2000 and 2004
Appointed to Bechtel Board of Counsellors in May 2007

Ashton Calvert AC, BSc (Hons) (Tas), DPhil (Oxon), Hon DSc (Tas)
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Ashton was re-elected by shareholders in 2007 and resigned from the Group due to ill health on 7 November 2007.
Skills and experience: He retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and a half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.
External appointments (current and recent) upon leaving the Group:
Director of Woodside Petroleum Limited between 2005 and 2007
Director of The Australian Trade Commission between 1998 and 2005
Director of The Export Finance and Insurance Corporation between 1998 and 2005
Director of The Australian Strategic Policy Institute between 2001 and 2005

Notes
(a)	Audit committee
(b)	Remuneration committee
(c)	Nominations committee
(d)	Committee on social and environmental accountability
(e)	Independent

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98	Rio Tinto 2007 Annual report
Executive committee members

Executive committee members

Hugo Bague	Preston Chiaro	Bret Clayton	Keith Johnson	Grant Thorne	Sam Walsh

Hugo Bague MA (Linguistics), age 47
Skills and experience: Hugo Bague joined Rio Tinto as Global Head of Human Resources in 2007. Previously he worked for six years for Hewlett Packard where he was the global vice president Human Resources for the Technology Solutions Group, based in the US. Prior to this he worked for Compaq Computers, Nortel Networks and Abbott Laboratories based out of Switzerland, France and Germany.
External appointments (current and recent):
Member of the Advisory Council of United Business Institutes in Brussels, Belgium since 1995.

Preston Chiaro BSc (Hons) (Environmental Engineering),
MEng (Environmental Engineering), age 54
Skills and experience: Preston was appointed chief executive of the Energy group in 2003 and upon a management re-organisation he also assumed responsibility for the Industrials Minerals group in November 2007. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of the Boron operations in California.
He was chief executive of Rio Tinto Borax from 1999 to 2003.
External appointments (current and recent):
Director of the World Coal Institute since 2003 (chairman since 2006)
Director of Rössing Uranium Limited since 2004
Chairman of the Coal Industry Advisory Board to the International Energy Agency between 2004 and 2006.
Director of Energy Resources of Australia Limited between 2003 and 2006
Director of Coal & Allied Industries Limited between 2003 and 2006

Bret Clayton BA (Accounting), age 46
Skills and experience: Bret was appointed chief executive of the Copper group in July 2006 and upon a management re-organisation he also assumed responsibility for the Diamonds group in November 2007. He joined the Group in 1995 and has held a series of management positions, including chief financial officer of Rio Tinto Iron Ore and president and chief executive officer of Rio Tinto Energy America. Prior to joining the Group, Bret worked for PricewaterhouseCoopers for nine years, auditing and consulting to the mining industry.
External appointments (current and recent):
Director of Ivanhoe Mines Limited since 2007
Member of the executive committee of the International Copper Association since 2006.
Member of the Coal Industry Adviser Board to the International Energy Agency between 2003 and 2006.
Member of the board of directors of the US National Mining Association between 2002 and 2006.

Dick Evans, executive director, is also a member of the Executive Committee through his position of Product Group Chief Executive for Rio Tinto Alcan. Dick’s biography is shown on page 95.

Keith Johnson BSc (Mathematics), MBA, age 46
Skills and experience: Keith was appointed Group executive Business Resources during 2007 having been chief executive, Diamonds since 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society.
Prior to joining Rio Tinto he worked in analytical roles in the UK Treasury, private consulting and the oil industry. He joined Rio Tinto in 1991 and has held a series of management positions including head of Business Evaluation and managing director of Rio Tinto Aluminium Mining and Refining (formerly Comalco Mining and Refining).
External appointments (current and recent):
None

Grant Thorne BSc (Hons), PhD, FAus, IMM, age 58
Skills and experience: Grant was appointed Group executive Technology and Innovation during 2007. After tertiary study in mineral processing and metallurgy at the University of Queensland, he joined the Group in 1975 and has held senior operational roles in base metals, aluminium and coal. He was Vice-president of Research and Technology for Comalco from 1994 to 1995. His service has included appointments in Australia, Indonesia, Papua New Guinea and the UK. Prior to his current appointment, he was Managing Director of Rio Tinto’s coal business in Australia. Grant is a Fellow and Chartered Professional (Management) of the Australasian Institute of Mining and Metallurgy.
External appointments (current and recent):
Member of the Coal Industry Advisory Board to the International Energy Agency from 2002 to 2006
Managing Director of Coal and Allied Industries from 2004 to 2006
President of the Queensland Resources Council from 2002 to 2004

Sam Walsh B Com (Melbourne), age 58
Skills and experience: Sam was appointed chief executive of the Iron Ore group in 2004. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 to 2004 chief executive of the Aluminium group. Sam is also a Fellow of the Australian Institute of Management, the Australian Institute of Company Directors and the Australasian Institute of Mining and Metallurgy.
External appointments (current and recent):
Director of the Committee for Perth Ltd since 2006
Director of the Australian Mines and Metals Association, between 2001 and 2005
Director of the Australian Chamber of Commerce and Industry, between 2003 and 2005

Company secretaries

Ben Mathews BA (Hons), FCIS, age 41
Skills and experience: Ben joined as company secretary of Rio Tinto plc during 2007. Prior to Rio Tinto, he spent five years with BG Group plc, two of them as company secretary. He has previously worked for National Grid plc, British American Tobacco plc and PricewaterhouseCoopers LLP. Ben is a fellow of the Institute of Chartered Secretaries and Administrators.
External appointments (current and recent):
None

Stephen Consedine B Bus, CPA, age 46
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business degree and is a certified practising accountant.
External appointments (current and recent):
None

Employees
Information on the Group’s employees including their costs, is on pages 89 to 90, and in notes 4 and 36 to the 2007 Full financial statements.

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Rio Tinto 2007 Annual report	99
Directors’ report

Directors’ report

The directors are pleased to present their report to shareholders of Rio Tinto plc and Rio Tinto Limited, together with the Full financial statements for the year ended 31 December 2007.

Dual listed structure
An explanation of the dual listed companies structure (DLC), which unified Rio Tinto plc and Rio Tinto Limited in 1995, can be found on page 127. This section also provides a description of voting rights restrictions which may apply in respect of the shares of either Company under specified circumstances.

Memorandum and articles of association
Rio Tinto plc’s articles of association were adopted by special resolution passed on 11 April 2002 and amended by special resolutions passed on 14 April 2005 and 13 April 2007. Rio Tinto Limited’s constitution was adopted by special resolution passed on 24 May 2000 and amended by special resolutions passed on 18 April 2002, 29 April 2005 and 27 April 2007.

Activities and business review
Details of the Group’s results, operations and principal activities, likely future developments, significant changes during the year and post balance sheet events are set out in the Chairman’s statement on pages 4 and 5, the Interview with the chief executive on pages 6 to 8 and in the Operating and financial review on pages 13 to 82.
     During 2007 and until 22 February 2008 the significant changes and events affecting the Group have been:

•	The retirement of the chief executive, Leigh Clifford, in April and the appointment of his successor, Tom Albanese.
•	The acquisition of Alcan Inc in October and the subsequent commencement of integration.
•	Announcements of major expansion plans in iron ore and uranium.
•	US$15 billion divestment programme announced in November with US$10 billion targeted for 2008.
•	In November an approach by BHP Billiton proposing a combination of companies and a subsequent pre-conditional takeover offer in February, both of which were rejected by the board of Rio Tinto.

As permitted by sections 299(3) and 299A(3) of the Australian Corporations Act 2001, information which is likely to result in unreasonable prejudice, regarding likely future developments in, and the expected results of the operations of the Group or its strategies and prospects, has been omitted.
     The Group’s principal risks and uncertainties are described under Risk factors on page 10.

Share capital, buybacks and options
Details of the Group’s issued share capital as at 31 December 2007 can be found at notes 28 and 29 to the financial statements. Details of the rights and obligations attached to each class of shares can be found on page 128 under the heading “Dual Listed Companies Structure – Voting rights”.
     Details of certain agreements triggered on a change of control can be found on page 127 under the heading “Dual Listed Companies Structure”.
     Details of certain restrictions on holding shares in Rio Tinto plc are described on page 129 under the heading “Dual listed companies Structure – Limitations on ownership of shares and merger obligations”. There are no other restrictions on the transfer of ordinary shares in Rio Tinto plc save for:

•	restrictions that may from time to time be imposed by laws and regulations (for example, those relating to market abuse and insider dealing);
•	restrictions that may be imposed pursuant to the Listing Rules of the UK Financial Services Authority whereby certain employees of the Group require approval to deal in shares;
•	restrictions on the transfer of shares that maybe imposed under Rio Tinto plc’s articles of association or under Part 22 of the UK Companies Act 2006, in either case following a failure to supply information required to be disclosed following service of a request under section 793 of the UK Companies Act 2006; and
•	restrictions on transfer of shares held under certain of the Rio Tinto plc’s employee share plans while they remain subject to the plan.

Details of substantial shareholders of Rio Tinto plc and Rio Tinto Limited can be found on page 131.
     On 2 February 2006 the Group announced, subject to market conditions, an intention to return a total of up to US$4,000 million of capital to shareholders during the course of 2006 and 2007, comprising a special dividend of US$1,500 million, and a share buyback programme of US$2,500 million.
     On 27 October 2006 the Group announced, subject to market conditions, a US$3,000 million increase in the programme to US$7,000 million which would be returned to shareholders by the end of 2007.
     At the annual general meetings held during April 2007 the shareholders:

•	renewed the general authority to buy back up to 101.7 million of Rio Tinto plc’s ordinary shares, representing approximately ten per cent of its issued share capital for a further 12 month period;
•	approved buy backs by Rio Tinto Limited under off-market buyback tenders and/or on-market over the 12 months following approval, provided that the number bought back did not exceed 28.5 million shares; and
•	renewed the shareholder authorities to buy back up to all the Rio Tinto Limited shares held (indirectly) by Rio Tinto plc.

Shareholders will be asked to renew these authorities at the 2008 annual general meetings.
     During 2007 Rio Tinto plc bought back 27,700,000 ordinary shares under the buyback programme, representing approximately 2.8 per cent of its issued share capital, on the open market for US$1,562 million. All were held as treasury shares. Following the announcement on 12 July 2007 of the Group’s recommended all cash offer for the acquisition of Alcan Inc, the buyback programme was discontinued.
     During 2007, to satisfy obligations under employee share plans, Rio Tinto plc issued 311,458 ordinary shares and reissued 969,435 ordinary shares from treasury, and Rio Tinto Limited purchased on market and transferred 1,217,923 shares.
     Also during the year, the Companies’ registrars purchased on market 451,867 Rio Tinto plc ordinary shares and 760,057 Rio Tinto Limited shares to satisfy obligations to shareholders under the dividend reinvestment plans.

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100	Rio Tinto 2007 Annual report
Directors’ report

Purchases of Rio Tinto plc and Rio Tinto Limited shares

	Rio Tinto plc			Rio Tinto Limited

Period	(a) Total	(b) Average	(c) Total	(a) Total	(b) Average	(c) Total	(d) Approximate
	number of	price	number of	number of	price	number of	dollar value of
	shares	paid per	shares	shares	paid per	shares	shares that
	purchased	share	purchased	purchased	share	purchased	may yet be
			as part of			as part of	purchased
			publicly			publicly	under the
			announced			announced	plans or
			plans or			plans or	programmes
		US$	programmes		US$	programmes	US$m

2007
1 Jan to 31 Jan	5,185,000	51.12	5,185,000	104,741	57.71	–	2,935
1 Feb to 28 Feb	6,600,000	54.45	6,600,000	231,099	60.82	–	2,576
1 Mar to 31 Mar	6,250,000	52.64	6,250,000	79,472	58.37	–	2,247
1 Apr to 30 Apr	2,464,008	61.02	2,150,000	554,049	69.30	–	2,116
1 May to 31 May	2,850,000	69.66	2,850,000	151,687	77.19	–	1,917
1 Jun to 30 Jun	2,475,000	76.17	2,475,000	62,610	81.63	–	1,729
1 Jul to 31 Jul	2,190,000	80.63	2,190,000	17,301	86.42	–	–
1 Aug to 31 Aug	–	–	–	5,160	75.47	–	–
1 Sep to 30 Sep	137,859	73.75	–	471,422	82.02	–	–
1 Oct to 31 Oct	–	–	–	17,453	95.78	–	–
1 Nov to 30 Nov	–	–	–	276,005	105.19	–	–
1 Dec to 31 Dec	–	–	–	6,981	127.04	–	–

Total	28,151,867	59.50	27,700,000	1,977,980	84.87

2008
1 Jan to 31 Jan	–	–	–	283,994	106.59	–	–
1 Feb to 22 Feb	–	–	–	499,215	120.57	–	–

Notes
1	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited shares.
2	The average prices paid have been translated into US dollars at the exchange rate on the day of settlement.

3	Shares purchased by the Companies’ registrars in connection with the dividend reinvestment plans and employee share plans were not deemed to form part of any publicly announced plan or programme.

No further shares were bought back between 1 January 2008 and 22 February 2008. During this period, Rio Tinto plc issued 70,244 shares in connection with employee share plans, and reissued 385,692 ordinary shares from treasury and Rio Tinto Limited’s registrars purchased on market and delivered 783,209 shares.
Awards over 2,195,740 Rio Tinto plc ordinary shares and 1,932,977 Rio Tinto Limited shares were granted in connection with employee share plans during 2007, and as at 22 February 2008 there were options outstanding over 6,051,292 Rio Tinto plc ordinary shares and 5,590,662 Rio Tinto Limited shares. Upon exercise, options may be satisfied by the issue of new shares, the purchase of shares on market, or, in the case of Rio Tinto plc, from treasury shares.
There were no changes to the authorised capital of Rio Tinto plc during the year.

Dividends
Final dividends of 43.13 pence or 93.02 Australian cents per share will be paid on 11 April 2008. Full details of dividends paid and the dividend policy can be found on page 124.

Annual general meetings
The 2008 annual general meetings will be held on 17 April in London and on 24 April in Brisbane. Notices of the 2008 annual general meetings are set out in separate letters to the shareholders of each Company.

Directors
The names of the directors who served during the year, together with their biographical details, directorships of other companies in the past three years and the period of each directorship are shown on pages 95 to 97.
In December 2006 the board announced that Tom Albanese would succeed Leigh Clifford as chief executive of Rio Tinto with
4.	The share buy back programme was discontinued on 12 July 2007 on the announcement of Rio Tinto’s recommended all cash offer to acquire all of the outstanding common shares in Alcan Inc.

effect from 1 May 2007. Leigh Clifford retired as a director on 30 April 2007.
Dick Evans, as an executive director, and Yves Fortier and Paul Tellier, as non executive directors, were appointed on 25 October 2007, retire and offer themselves for election at the 2008 annual general meetings. Ashton Calvert resigned with effect from 7 November 2007 and Tom Albanese, Vivienne Cox, Richard Goodmanson and Paul Skinner retire by rotation and, being eligible, offer themselves for re-election. Sir Richard Sykes will also retire at the conclusion of the 2008 annual general meetings. Details of directors’ service contracts and letters of appointment can be found on pages 107 and 110 respectively.
A table of directors’ attendance at board and committee meetings is on page 120.

Remuneration of directors and executives
A discussion of the Group’s policy for determining the nature and amount of remuneration of directors and senior executives, and of the relationship between that policy and the Group’s performance, appears in the Remuneration report on pages 103 to 106. The Remuneration report forms part of the Directors’ report and includes details of the nature and amount of each element of the remuneration (including options) of each of the directors and of each the key management personnel and highest paid executives below board level in respect of whom disclosures are required in 2007.

Secretaries
Details of the company secretary of each of Rio Tinto plc and Rio Tinto Limited together with their qualifications and experience are set out on page 98.

Indemnities and insurance
The articles of association and constitution of the Companies require them to indemnify officers of the Companies, including

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Rio Tinto 2007 Annual report	101
Directors’ report

officers of wholly owned subsidiaries, against liabilities arising from the conduct of the Group’s business, to the extent permitted by law. In the case of Rio Tinto plc this is reflected by Deeds of Indemnity provided to the directors.
     The Group has therefore purchased directors’ and officers’ insurance during the year. In broad terms, the insurance indemnifies individual directors’ and officers’ personal legal liability and costs for claims arising out of actions taken in connection with Group business. It is a condition of the insurance policy that detailed terms and premiums paid cannot be disclosed.

Employment policies and communication
The average number of people employed during the year by Rio Tinto, including the Group’s proportionate share of consolidated companies and equity accounted units, was approximately 52,000 (2006: 35,000). Of these, about 16,000 were located in Australia and New Zealand, around 14,000 in the US and Canada and 5,000 in Europe. Alcan’s employees were prorated from 24 October 2007.
     Rio Tinto’s employment policies are set out in its statement of business practice, The way we work.
     Rio Tinto is committed to equality of opportunity for all, as set out in The way we work, and applies this philosophy to recruitment, development and promotion of individuals. Within this philosophy, each operating company is further encouraged to develop its own policies and practices to suit individual circumstances. Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled and, as a result, is unable to perform his or her current duties, every effort is made to offer suitable alternative employment and to assist with retraining.
     Rio Tinto respects the right of employees worldwide to choose whether or not they wish to be represented collectively.
     Group companies actively promote a healthy and safe working environment through training and communication with employees. For further information about Group staff and health and safety initiatives, please see pages 88 to 89.
     Post retirement benefits are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and good practice in the countries concerned.
     The Group provides clear and timely communication with its employees concerning business performance and corporate developments. It endeavours to maintain effective channels of communication through an internal communications team, which manages the release of information to employees across the Group’s businesses. Information is released through a number of forums including electronic and paper newsletters and bulletins, video and the Group’s intranet. Individual operations also invite employees to briefings outlining business performance including results, health, safety and environmental matters.
     Rio Tinto operates worldwide share plans which, taking account of local country tax and securities regulation, aim to facilitate employee shareholding. The directors believe that this is a good way for employees to participate in the success of the Group.

Corporate governance
A full report on corporate governance can be found on pages 118 to 123.

Donations
During 2007, the Group spent US$107 million on community assistance programmes and payments into benefit receiving trusts set up in directly negotiated community impact benefit agreements. Total community spending in Australia amounted to A$87.7 million (2006: A$87.0 million). Donations in the UK during 2007 amounted to £1.8 million (2006: £2.5 million) of which £0.2 million (2006: £0.5 million) was for charitable purposes as defined by the Companies Act 1985 and £1.6 million (2006: £2.0 million) for other community purposes.
     As in previous years, no donations were made for political purposes in the EU, Australia or elsewhere, as defined by the UK

Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.

Governmental regulations
Rio Tinto is subject to extensive governmental regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business. Rio Tinto’s operations in Australia, New Zealand, and Indonesia are subject to state, provincial and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site specific environmental licences, permits and statutory authorisations, workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament. In addition, Rio Tinto’s uranium operations in the Northern Territory, Australia and Namibia are subject to specific regulation in relation to mining and the export of uranium.
     US and Canada based operations are subject to local, state, provincial and national regulations governing land tenure and use, environmental aspects of operations, product and workplace health and safety, trade and export administration, corporations, competition, securities and taxation. In relation to hydro-electric power generation in Canada, water rentals and royalties, as well as surplus power sales, are regulated by the Quebec and British Columbia provincial governments.
     The South African Mineral and Petroleum Resources Development Act 2002, as read with the Empowerment Charter for the South African Mining Industry, targets the transfer (for fair value) of 26 per cent ownership of existing South African mining assets to historically disadvantaged South Africans (HDSAs) within ten years. Attached to the Empowerment Charter is a “scorecard” by which companies will be judged on their progress towards empowerment and the attainment of the target transfer of 26 per cent ownership. The scorecard also provides that in relation to existing mining assets, 15 per cent ownership should vest in HDSAs within five years of 1 May 2004. Rio Tinto anticipates that the government of South Africa will continue working towards the introduction of new royalty payments in respect of mining tenements, expected to become effective during 2009.

Environmental regulation
Rio Tinto measures its performance against environmental regulation referred to in the previous section by rating incidents on a low, moderate, high, or critical scale of likelihood and consequence of impacting the environment. High and critical ratings are reported to the Executive committee and the board Committee on social and environmental accountability, including progress with remedial actions. Prosecutions and other breaches are also used to gauge Rio Tinto’s performance.
In 2007, there were nine high or critical environment incidents compared with eight in 2006. These incidents were of a nature to impact the environment or may have concerned local communities. Of these two impacted air quality, five resulted from water discharge and two were spills. Examples of these include:
•	Air emission concentrations of fluorine exceeded license conditions at Boyne smelters, Australia.
•	Unauthorised discharge of mine water downstream of a dam as a result of poor communications with a contractor at Kestrel, Australia.
•	Sewage discharged into a holding pond following a blockage in pumps at Weipa, Australia.
•	Sea water used in cooling was discharged to the ocean at a higher temperature and pH than limits imposed by the license at Yarwun, Australia.
•	Minor land clearing inside an area identified as having heritage value at Hope Downs, Australia.

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102	Rio Tinto 2007 Annual report
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•	Diesel leak from below the floor of a bulk storage tank at West Angelas, Australia.
During 2007 three operations incurred fines amounting to A$9,633 (A$56,779 in 2006).
Further information in respect of the Group’s environmental performance is included throughout this annual report, in the Sustainable development review on page 85 and on the website.

Legal proceedings
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability.
     Contingencies are disclosed in note 35 to the 2007 Full financial statements.

Exploration, research and development
The Group carries out exploration, research and development in support of its activities as described more fully under Exploration, and Technology and Innovation on pages 48 to 51. Notwithstanding significant increases in cash expenditure, the amounts charged for the year for exploration and evaluation were US$321 million (2006: US$237 million) and for research and development were US$69 million (2006: US$15 million).

Auditors and disclosure of information to auditors
PricewaterhouseCoopers LLP and PricewaterhouseCoopers are the auditors of Rio Tinto plc and Rio Tinto Limited respectively.
     PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditors of Rio Tinto plc and a resolution to reappoint them as auditors of Rio Tinto plc will be proposed at the 2008 annual general meetings of Rio Tinto plc and Rio Tinto Limited. PricewaterhouseCoopers will continue in office as auditors of Rio Tinto Limited.
     PricewaterhouseCoopers as the auditors of Rio Tinto Limited are required to provide an Auditor’s Independence declaration to the directors under Section 307C of the Australian Corporations Act 2001. A copy is set out in the 2007 Full financial Statements.
     No person who was an officer of Rio Tinto during the year was a former partner or director of either Company’s auditors.
Each of the directors at the time this report was approved has confirmed that:
•	so far as he or she is aware, there is no relevant audit information (ie information needed by the Companies’ auditors in connection with preparing their report) of which the auditors are unaware; and
•	he or she has taken all steps that they ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the auditors are aware of that information.

Principal auditor - audit and non audit fees and services
The amounts payable to the Group’s principal auditors, PricewaterhouseCoopers, were:

	2007	2006
	US$m	US$m

Audit fees(a)	30.7	10.8
Fees for other services supplied pursuant to legislation	–	2.4
Tax fees	0.8	0.8
All other fees(b)	10.2	1.0

	41.7	15.0

a)	Audit fees include the full cost of the 2007 audit of Alcan Inc. and its subsidiaries amounting to US$18.8 million.
b)	‘All other fees’ include those relating to the acquisition of Alcan Inc. and the Group’s divestment programme.

Further information on audit and non audit fees is set out in note 44 to the 2007 Full financial statements.

     Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, other services pursuant to legislation, taxation services and certain other services are pre approved. Any engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year the Group’s finance director and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre determined level, must be subject to the Group’s normal tender procedures.
     In exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
     The Audit committee adopted policies for the pre approval of permitted services provided by the Group’s principal auditors during 2003. All of the engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre approval policies or approved by the Audit committee. The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers in accordance with this procedure is compatible with the general standard of independence for auditors imposed by relevant regulations, including the Australian Corporations Act 2001.

Financial instruments
Details of the Group’s financial risk management objectives and policies and exposure to risk are described in the Financial review on page 52.

Value of land
Most of the Group’s interests in mining properties and leases, and in other land and buildings have been included in the financial statements at cost in accordance with its accounting policies. It is not possible to estimate the market value of such interests in land as this will depend on product prices over the long term which will vary with market conditions.

Creditor payments
It is the Group’s policy to agree terms of payments with suppliers when entering into contracts and to meet its obligations accordingly. The Group does not follow any specific published code or standard on payment practice.
     At 31 December 2007, there were 28 days’ (2006: 29 days) purchases outstanding in respect of the Group based on the total invoiced by suppliers during the year.

The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner
Chairman
5 March 2008

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Rio Tinto 2007 Annual report	103
Remuneration report

Remuneration report

Introduction This report forms part of the Directors’ report and covers the following information:
•	a description of the Remuneration committee and its duties;
•	a description of the policy on directors’, executives’ and company secretaries’ remuneration;
•	a summary of the terms of executives’ service contracts and non executive directors’ letters of appointment;
•	details of each executive’s remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of executives’ interests in Rio Tinto shares; and
•	graphs illustrating Group performance, including relative to the HSBC Global Mining Companies’ Index.

Remuneration committee The following independent, non executive directors were members of the committee during 2007:
•	Sir Richard Sykes (chairman)
•	Sir David Clementi
•	Michael Fitzpatrick
•	Richard Goodmanson
•	Andrew Gould
•	Paul Tellier (effective 25 October 2007)

The committee met five times during 2007 and members’ attendance is set out on page 120. The committee’s responsibilities are set out in its terms of reference which have been approved by the board and may be viewed on Rio Tinto’s website. They include:
•	recommending executive remuneration policy to the board;
•	reviewing and determining the remuneration packages of the executive directors, product group chief executives, and the company secretary of Rio Tinto plc;
•	reviewing and agreeing the remuneration strategy and conditions of employment for managers other than the executives;
•	monitoring the effectiveness and appropriateness of general executive remuneration policy and practice; and
•	reviewing the chairman’s fees.

The global head of Human Resources, Hugo Bague, and global practice leader Remuneration, Jeffery Kortum, attend committee meetings in an advisory capacity. As of December 2007, Jane Craighead, global practice leader Total Rewards, also attended the meetings in an advisory capacity. The chairman, Paul Skinner, the former chief executive, Leigh Clifford and the current chief executive, Tom Albanese, participated in meetings at the invitation of the committee during 2007, but were not present when issues relating to their own remuneration were discussed. Ben Mathews, the company secretary of Rio Tinto plc, acts as secretary to the committee, but was not present when issues relating to his remuneration were discussed.
     Kepler Associates, an independent remuneration consultancy, provided advice on executive remuneration matters to the committee until November 2007. Apart from providing specialist remuneration advice, Kepler Associates has no links to the Group.
     To carry out its duties in accordance with its terms of reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, in addition to that supplied by Kepler Associates, including publications by remuneration consultants Towers Perrin, Hay Group, Mercer and Watson Wyatt.

Corporate governance
The committee reviewed its terms of reference in 2007 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), and Principle 9 of the Australian Securities Exchange (ASX) Corporate Governance Council Principles and Recommendations (the ASX Principles), and was constituted in accordance with the requirements of the Code and the ASX Principles.

     The board considered the performance of the committee and confirmed that the committee had satisfactorily performed the duties set out in its terms of reference.
     The 2006 Remuneration report was approved by shareholders at the 2007 annual general meetings.

Executive remuneration
Rio Tinto is subject to a number of different reporting requirements for the contents of the Remuneration report. The Australian Corporations Act and International accounting standards (AASB 124 and IAS 24 respectively) both require additional disclosures for “key management personnel”. The Australian Corporations Act also requires certain disclosures in respect of the five highest paid executives below board level. The board has considered the definition of “key management personnel” and has decided that, in addition to the executive and non executive directors, they comprise the product group chief executives and the Group executive Business Resources. In 2007, the five highest paid executives below board level in respect of whom disclosures are required were all product group chief executives and the Group executive Business Resources. Throughout this report, the executive directors, product group chief executives and Group executive Business Resources will collectively be referred to as the “executives”.

Board policy
Rio Tinto operates in global, as well as local markets, where it competes for a limited resource of talented executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
     Rio Tinto has therefore designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to deliver very high levels of performance. This policy is regularly reviewed to take account of changing market, industry and economic circumstances, as well as developing Group requirements.
The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered business and personal performance, with particular emphasis on both short term business performance and long term shareholder value creation and performance relating to health, safety and the environment;
•	to link variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide internal equity between executives within Rio Tinto and to facilitate the movement of executives within Rio Tinto to meet the needs of the Group.

The composition of total remuneration packages is designed to provide an appropriate balance between fixed and variable components. This is in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance. Details of the executives’ remuneration are set out in Table 1 on pages 112 to 113. The Group’s return to shareholders over the last five years is set out in the table on page 108.

Remuneration components
Base salary
Base salaries are reviewed annually and adjusted as necessary, taking into account the nature of the individual executive’s role, external market trends and business and personal performance. The committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.

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     Executive remuneration is explicitly related to business performance through the following long and short term arrangements:

Short term incentive plan (STIP)
STIP is a cash bonus plan, designed to support overall remuneration policy by:
•	focusing participants on achieving calendar year performance goals which contribute to sustainable shareholder value; and
•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.

The committee reviews and approves individual performance against relevant targets and objectives annually. Executive directors’ and the Group executive Business Resources STIP payments are linked to three performance criteria: Group financial performance, Group safety performance, personal performance and, in the case of Dick Evans, who is also a product group executive, product group financial and safety performance. Product group chief executives’ STIP payments are linked to Group and product group financial performance, product group safety performance and personal performance. Group and product group financial performance is partly measured on an actual underlying net earnings basis and partly on a basis normalised for fluctuations in market prices and exchange rates.
     The target level of cash bonus for executives for 2008 is 60 per cent of salary, the same as 2007. Executives may receive up to twice their target (ie, up to 120 per cent of salary) for exceptional performance against all criteria.
     Details relating to STIP awards for 2007 are on pages 108 and 109.

Long term incentives
Shareholders approved two long term incentive plans at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
     These plans are intended to provide the committee with a means of linking management’s rewards to Group performance. Total shareholder return (TSR) was, at the time of the introduction, considered the most appropriate measure of a company’s performance for the purpose of share based long term incentives and a TSR performance measure was therefore applied to both plans.
     In 2007 the committee introduced a restricted share plan for senior employees below director level (“MSP 2007”).
     The long term incentives are not pensionable. As foreshadowed in the 2006 Remuneration report, the committee reviewed the long term incentive structure and performance criteria during 2007 and 2008. Proposals for changes to the long term incentive structure will be submitted to Shareholders in 2009.
     The existing plans are:

Share Option Plan (SOP)
Each year, the committee considers whether a grant of options should be made under the SOP and, if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice. The maximum face value grant under the SOP is three times the base salary of the executive based on the average share price over the previous financial year. Under the SOP, options are granted to purchase shares at a weighted average closing share price over five days preceding the grant. No options are granted at a discount and no amount is paid or payable by the recipient upon grant of the options. Grants made to executives are set out in Table 5 on page 117.
     No options will become exercisable unless the Group has met stretching performance conditions. In addition, before approving any vesting and regardless of performance against the respective performance conditions, the committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.

     Under the SOP, vesting is subject to Rio Tinto’s TSR equalling or outperforming the HSBC Global Mining Index over a three-year performance period. The HSBC Global Mining Index covers the mining industry globally. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If TSR performance equals the index, the higher of one third of the actual grant or 20,000 options may vest. The full grant may vest if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. Between these points, options may vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
     Options granted under the 2004 SOP before 31 December 2006 are subject to a single fixed base re-test five years after grant if they do not vest after the initial three year performance period. Options granted after 31 December 2006 are not subject to any re-test and will lapse if they do not vest at the conclusion of the initial three year performance period.
     Prior to any options vesting (subject to the committee’s discretion described above), the Group’s TSR performance against the criteria relevant to the SOP is calculated independently by Watson Wyatt.
     If Rio Tinto were subject to a change of control or a company restructuring, options would vest subject to the satisfaction of the performance condition measured at the time of the change of control or restructuring. However, the committee may at its discretion, and with the agreement of participants, determine that options will be replaced by equivalent new options over shares of the acquiring company.
     Where an option holder dies in service, subsisting option grants vest immediately, regardless of whether the performance conditions have been satisfied. The estate will have 12 months in which to exercise the options.
     All option grants made prior to 2004 under the rules approved by shareholders in 1998 have now vested in full. The SOP grant made in 2004 was tested against the performance condition in 2007. The performance condition was not achieved and these options, therefore, did not vest at that time. The 2004 SOP grant will, in accordance with the SOP Rules, be retested in 2009.
     The option grant made in 2005 was tested against the performance condition in 2008. The performance condition was achieved and these options will vest in full.
     Options may, upon exercise, be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently it is Rio Tinto plc’s intention to satisfy exercises by transferring shares from treasury and Rio Tinto Limited’s intention to satisfy exercises by way of the transfer of existing shares.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The maximum face value conditional award under the MCCP is two times the base salary of individual participants, calculated using the average share price over the previous financial year. Awards made to executives are set out in Table 4 on page 116.
     The conditional awards will only vest if the performance condition set by the committee is satisfied. In addition the committee retains discretion to satisfy itself that performance is a genuine reflection of underlying financial performance.
     In the event of a change of control or a company restructuring, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the change of control or restructuring. Additionally, if a performance period is deemed to end during the first 12 months after the conditional award is made, that award will be reduced pro-rata.
     The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to ensure that it continues to be relevant in a consolidating sector. Due to consolidation in the sector, the comparator group for the 2004

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Remuneration report

conditional award has necessarily been reduced to ten companies (including Rio Tinto). The committee has determined that the revised comparator group remained adequate for purposes of measuring relative performance and constitutes the best basis of comparison for the Group. The members of this new group relevant to the 2004 conditional awards listed at the bottom of the following ranking table. The members of the comparator group for each conditional award is determined by the committee prior to making the conditional award.
     The following table shows the percentage of each conditional award made in 2004 which will be received by those participants who were in executive director and product group chief executive roles at the date of grant. The vesting is based on Rio Tinto’s four year TSR performance relative to the remaining ten company comparator group for conditional awards made in 2004:

Ranking in the remaining ten company comparator group
	1st	2nd	3rd	4th	5th	6th-10th

Percentage vesting	150	121.3	92.5	63.8	35	0

The historical ranking of Rio Tinto in relation to the relevant comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies
Period	Ranking	Period	Ranking
1993 – 97	4 out of 16	1999 – 03	7 out of 16
1994 – 98	4 out of 16	2000 – 04	11 out of 16
1995 – 99	2 out of 16	2001 – 05	10 out of 16
1996 – 00	2 out of 16	2002 – 06	10 out of 16
1997 – 01	2 out of 16	2003 – 07	5 out of 10
1998 – 02	3 out of 16
Note
The revised comparator companies for the 2004 conditional award are: Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport-McMoRan Copper & Gold, Grupo Mexico, Newmont, Rio Tinto, Teck Cominco and Xstrata. Of the original comparator group WMC Resources, Placer Dome, Falconbridge, Inco, Phelps Dodge and Alcan have all been subject to take-over during the performance period.
Comparator companies for the 2007 conditional award at time of grant were: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Cameco Corporation, Cia Vale do Rio Doce (now Vale), Freeport-McMoRan Copper & Gold, Grupo Mexico, Impala, Newmont, Peabody, Potash Corp, Teck Cominco and Xstrata

Prior to the vesting of conditional awards, the Group’s TSR performance against the performance condition contained in the MCCP is calculated independently by Watson Wyatt.
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or as an equivalent amount in cash. In addition, for conditional awards made after 1 January 2004, a cash payment equivalent to the dividends that would have accrued on the vested number of shares over the four year period is made to those participants who were in executive director and product group chief executive roles at the date of grant.
     Awards may, upon vesting, be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently it is Rio Tinto plc’s intention to satisfy exercises by transferring shares from treasury and Rio Tinto Limited’s intention to satisfy exercises by way of the transfer of existing shares.

Management Share Plan 2007 (MSP 2007)
This plan is designed to support the Group’s ability to attract and retain key staff in an increasingly tight and competitive labour market. Under the MSP 2007, certain senior management may receive a conditional award of shares which is subject to a time-based vesting condition. Shares to satisfy the awards will be purchased in the market. Directors are not eligible to participate and no new shares will be issued to satisfy awards under this plan.

Proposed changes to incentive arrangements – 2009
As foreshadowed in the 2006 Remuneration report, the committee during 2007 and 2008 reviewed the incentive arrangements for executives and other senior management. This review focussed on evaluation of the existing incentive arrangements in the context of Rio Tinto’s overall remuneration strategy. As a consequence the committee may propose changes to incentive arrangements for approval by shareholders in 2009.

Post employment benefits
 United Kingdom
Guy Elliott and Tom Albanese participate in the non contributory Rio Tinto Pension Fund, a funded occupational pension scheme approved by HM Revenue & Customs. The Fund provides both defined benefit and defined contribution benefits. In April 2005, the defined benefit section of the Fund was closed to new participants.
     Members of the defined benefit section of the Fund who retire early may draw a pension reduced by approximately four per cent a year for each year of early payment. Executives can take their pension benefits unreduced for early payment from the age of 60. Spouse and dependants’ pensions are also provided. Pensions paid from this section are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     During 2007, there was no requirement for company cash contributions to be paid into the Rio Tinto Pension Fund, although cash contributions are required if the Company wishes to enhance the benefits for any individual member.
     Rio Tinto reviewed its pension policy in light of the legislative changes introduced from April 2006. The Rio Tinto Pension Fund was amended to incorporate a fund specific limit equivalent to the earnings cap for all members previously affected; unfunded benefits continue to be provided, where already promised, on pensionable salary above the fund specific limit.
     Guy Elliott is accruing a pension of 2.3 per cent of basic salary for each year of service with the Company to age 60. Proportionally lower benefits are payable on leaving service or retirement prior to the age of 60. The unfunded arrangements described above will be utilised to deliver this promise to the extent not provided by the Fund.
     Tom Albanese is accruing a pension payable from normal retirement age of 60 of two thirds of basic salary, subject to completion of 20 years’ service with the Group, inclusive of benefits accrued under the US pension arrangements. Proportionally lower benefits are payable for shorter service or, if having attained 20 years’ service, retirement is taken prior to the age of 60. His benefits under the Rio Tinto Pension Fund are restricted to the fund specific limit, with the balance provided through unfunded arrangements.
     Dick Evans has been offered membership of the Rio Tinto International Pension Fund, a funded occupational pension scheme based in the UK established in accordance with the requirements of Section 615 of the Income Corporation and Taxes Act 1988. His membership will be effective from 25 October 2007. The fund provides both defined benefit and defined contribution benefits. Dick Evans will be a defined contribution member. The Company’s contribution will be 20 per cent of basic salary.

Australia
Until his retirement on 30 September 2007 Leigh Clifford participated in the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. Leigh Clifford was a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of up to seven times final basic salary at age 62. Proportionally lower benefits are payable on leaving service or retirement prior to the age of 62.

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     Executives are not required to pay contributions. During 2007, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
For Australian participants annual STIP awards are superannuable up to a maximum value of 20 per cent of basic salary. This results in a defined contribution payment equivalent to 20 per cent of the superannuable component of STIP and does not impact the defined benefit component. For the UK executive directors basic pay only is pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 114.

Performance and non performance related remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described in this report. In addition, some executives have specific arrangements for remuneration outside these core elements and which are detailed in the service contracts table on page 107. The total remuneration for executives shown in Table 1 includes these non performance related items, which are specific to the circumstances of each executive.
     The performance related, or variable, elements are the short and long term incentive plans, which are linked to achievement of business and personal performance goals and are, therefore, “at risk”. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
     Excluding post employment costs and expatriate secondment costs, employment costs and other benefits, the proportion of total direct remuneration provided by way of variable components, assuming target levels of performance, is approximately 68 per cent for the chief executive, 62 per cent for the finance director, and between 62 per cent and 68 per cent for the product group chief executives and the Group executive Business Resources. Variable components comprise the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP respectively).
     The actual proportion of total direct remuneration provided by way of variable components is set out in the table below and may differ from these target percentages depending on company and personal performance. Fixed pay is represented by base salary, non monetary and other cash benefits, post employment benefits, other than long term benefits, termination benefits and voluntary share based awards. Variable pay is made up of the cash bonus and the values of the share based awards related to company performance.

Table showing remuneration mix
Executive	Fixed as %	At-risk as %	Options as %
	of 2007 total	of 2007 total	of total
Tom Albanese	31.8	68.2	6.0
Leigh Clifford	72.9	27.1	12.2
Guy Elliott	19.6	80.4	6.7
Dick Evans	100	–	–
Preston Chiaro	19.2	80.8	7.5
Bret Clayton	42.9	57.1	4.9
Oscar Groeneveld	24.0	76.0	6.0
Keith Johnson	21.0	79.0	7.1
Andrew Mackenzie	25.8	74.2	7.8
Sam Walsh	19.3	80.7	6.4

Dick Evans did not receive vested incentives in 2007.

Share based remuneration not dependent on performance
Executives may participate in share and share option plans that are available to all employees at particular locations and for which neither grant nor vesting is subject to the satisfaction of a performance condition. These plans are consistent with standard remuneration practice whereby employees are offered participation in such plans as part of their employment to encourage alignment with the long term performance of the Company.
     Executives employed in the Rio Tinto plc part of the Group may participate in the Rio Tinto plc Share Savings Plan, a savings-related share option plan which is open to employees in the UK and elsewhere. Under the plan, participants can save up to £250 per month, or equivalent in local currency, for a maximum of five years. At the end of the savings period participants may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time of grant. The number of options to which participants are entitled is determined by the option price, the savings amount and the length of the savings contract. No consideration is paid or payable by the participant on receipt of the options. The UK section of this plan is approved by HM Revenue & Customs (HMRC). Grants made to executives are set out in Table 5 on page 117.
     Eligible UK employees, including some of the executives, may also participate in the Rio Tinto Share Ownership Plan, an HMRC approved share incentive plan which was introduced in 2002. Under this plan, participating employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. The Company matches these purchases on a one-for-one basis. In addition, eligible employees may receive an annual award of shares up to a maximum of five per cent of salary, subject to a cap of £3,000. The Rio Tinto Shared Ownership Plan includes restrictions on transfer of shares while the shares are subject to the plan.
     Executives employed in the Rio Tinto Limited part of the Group may elect to participate in the Rio Tinto Limited Share Savings Plan, introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan. Grants made to executives are set out in Table 5 on page 117. Executives, other than executive directors, may be eligible to participate in the MSP 2007 as described on page 105. No grants were made to executives during 2007.
     Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares, but not the registered owner, the voting rights are normally exercised by the registered owner at the direction of the participant.

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Rio Tinto 2007 Annual report	107
Remuneration report

Service contracts
The following table details the key aspects of each executive’s service contract.

Service contract table

	T Albanese	G Elliott	R Evans	L Clifford	B Clayton	P Chiaro	A Mackenzie	K Johnson	O Groeneveld	S Walsh

2007 roles held and	Group CEO	Finance	ED & CEO	Group CEO	CEO Copper	CEO Energy	Commenced	Group	Chief	CEO
commencement date	(1/5/07)	Director	Rio Tinto	(30/3/04)	& Diamonds	& Industrial	notice	Executive	Adviser	Iron Ore
	Director of	(19/6/02)	Alcan	until	(15/11/07)	Minerals	period	Business	(25/10//07)	(1/11/04)
	Group		(25/10/07)	retirement	CEO Copper	(15/11/07)	(15/11/07)	Resources	CEO
	Resources			30/9/07)	(1/6/06)	CEO Energy	CEO	(1/6/07)	Aluminium
	(7/3/06)					(1/9/03)	Industrial	CEO	(1/10/04)
							Minerals	Diamonds
							(1/8/04)	(1/3/04)

Contract date	1/5/07	19/6/02	25/10/07	30/3/04	1/6/06	30/9/03	4/5/04	12/3/04	1/10/04	3/8/04
(Contract
disclosed
8/5/07)

Years of service completed	26	27	0	Retired	13	16	3	16	33	16

Standard contract conditions	Pension or superannuation fund participation.
Salary subject to annual review.
May participate in Rio Tinto Long Term Incentive Plans (LTIP).
Participates in employee car scheme in accordance with policy applicable in country of assignment.
Participates in medical benefits programs applicable to employees generally in country of origin.
Where applicable, receive expatriate secondment packages which may include a housing benefit, repatriation and tax equalization.

Term	It is the Group’s policy that executives’ service contracts generally have no fixed term, except for the contract for Dick Evans which has a two year term, but are capable of termination giving no less than the notice set out below.

Notice	12 months	12 months	12 months	N/A	12 months	12 months	12 months	12 months	12 months	12 months

Resignation	Outstanding Long Term Incentive awards under the SOP and MCCP are forfeited as is any pro-rata STIP.

Retirement	Pro rata STIP paid based on portion of performance period worked. LTIPs subject to performance test at completion of normal performance period and options or performance shares may vest at that time to the extent provided by the performance condition. Options or performance shares held for less than 12 months at date of termination are reduced pro rata.

Termination by company – general including redundancy	Rio Tinto has retained the right to pay executives in lieu of notice. Given the wide variety of circumstances leading to early termination, the executive’s service contracts do not provide explicitly for compensation but, in the event of early termination, including redundancy, it is the Group’s policy to act fairly in all circumstances. Pre-existing entitlements may apply under redundancy policies generally applicable to employees in particular regions. Notice may be worked or fully or partly paid in lieu, at Company discretion, and additional capped service-related payments may apply. Compensation would not provide reward for poor performance.
In the event of termination except for cause, the plans provide that STIP would be paid based on the portion of the performance period worked. LTIP’s would be subject to a performance test at completion of the normal performance period. Options and performance shares may vest at that time to the extent provided by the performance condition. Options or performance shares that have been held for less that 12 months at the date of termination would be reduced pro-rata.

Termination for cause	Employment may be terminated by the Company without notice and without payment of any salary or compensation in lieu of notice. Outstanding awards under the SOP and MCCP are forfeited as is any pro rata STIP.

Change of control	Contractual entitlements to severance are not triggered by a change of control. LTIP rules approved by shareholders in 2004 provide the following in the event of a change of control:
SOP: All outstanding performance periods end on the date of change of control and options may vest to the extent that the performance condition has been satisfied at that date.
MCCP: All outstanding performance periods end on the date of change of control and performance shares may vest to the extent that the performance condition has been satisfied at that date. If a performance period ends within 12 months of grant, and vested awards will be reduced pro rata.

Shareholding policy
In 2002, the committee decided that it would be appropriate to encourage executives to build up a shareholding, aiming to reach a holding equal in value to two times base salary over five years. Details of executives’ share interests in the Group are set out in Table 3 on page 115.

Share dealing policy
Executives participate in long term incentive plans which involve the awarding of Rio Tinto securities at a future date. The board has a policy prohibiting an executive from limiting his or her exposure to risk in relation to the securities. This is contained in the ‘Rules for dealing in Rio Tinto securities’ which is available on the companies’ website. All employees subject to the Rules receive regular training and information about this prohibition. The grants of shares and options under the plans are conditional upon compliance with the Rules.

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108	Rio Tinto 2007 Annual report
Remuneration report

Remuneration paid in 2007
Performance of Rio Tinto and individual executives
2007 was another year of strong performance for the Group.
     To illustrate the performance of the Companies relative to their markets, graphs showing the performance of Rio Tinto plc in terms of TSR over the last five years, compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced below. A graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of Rio Tinto relative to other mining companies.

TSR (£) – Rio Tinto plc vs FTSE 100
Total return basis Index 2002 = 100

TSR (A$) – Rio Tinto Limited vs ASX All Share
Total return basis Index 2002 = 100

TSR (US$) – Rio Tinto Group vs HSBC Global Mining Index
Total return basis Index 2002 = 100

The effect of this performance on shareholder wealth, as measured by TSR, is detailed in the table below and the relationship between TSR and executive remuneration is discussed in the Executive remuneration and Remuneration components sections above.

Rio Tinto shareholder return 2003-2007

Year	Dividends	Share price –		Share price –		Total shareholder return
	per share	Rio Tinto plc		Rio Tinto Limited		(TSR)
	paid during
	the year	£ (pence)		A$		(US$)

	US cents					plc	Ltd	Group
	per share	1Jan	31Dec	1Jan	31Dec	%	%	%

2007	116.0	2,718	5,317	74.30	133.95	99.5	82.9	91.8
2006	191.5	2,655	2,718	69.00	74.30	6.3	12.2	7.6
2005	83.5	1,533	2,655	39.12	69.00	77.5	81.3	78.4
2004	66.0	1,543	1,533	37.54	39.12	1.7	7.4	13.0
2003	60.5	1,240	1,543	33.95	37.54	27.9	14.7	24.8

Rio Tinto Group and product group performance during 2007, and over relevant performance periods ending at 31 December 2007, impacted executives’ remuneration as follows:

Share based awards
•	SOP – Rio Tinto TSR growth over the three years ending 31 December 2007 achieved the level required by the applicable performance condition to vest 100 per cent.
•	MCCP – Rio Tinto ranked fifth in the ten company comparator group at the completion of the four-year performance period ending 31 December 2007, resulting in 35 per cent vesting of the conditional award made to executives who were directors or product group chief executives at the date of the conditional award. This group included Tom Albanese, Leigh Clifford, Guy Elliott, Oscar Groeneveld, Preston Chiaro, Keith Johnson, Andrew Mackenzie and Sam Walsh. The vesting shown in Table 4 on page 116, is in accordance with the performance condition applicable to the 2004 award and represents 35 per cent of the original awards for those who were in executive director or product group chief executive roles at the time of grant of the conditional award.

Annual cash bonus
Cash bonuses (STIP) in respect of the 2007 performance period, to be paid in March 2008, are set out in Table 1 on page 112 and the percentages awarded to each executive is set out in the table on page 110. These bonuses were approved by the committee on the basis of delivered performance against financial, safety and personal (including operational and strategic) targets and objectives for each executive.
     Financial performance was assessed against underlying earnings targets for the Group and product groups as relevant and established by the committee at the commencement of the performance period. The potential impact of fluctuations in exchange rates and some prices are outside the control of the Group. The committee therefore compares, on an equal weighting basis, both actual results and underlying performance. This approach is designed to ensure that the annual bonus reflects financial results and addresses underlying performance excluding the impact of prices and exchange rates. The committee retains discretion to consider underlying business performance in deciding STIP awards.
     The safety measures included Group or relevant product group lost time injury frequency rates (LTIFR) and overall assessment of progress against improvement targets in other safety measures, including all injury frequency rates (AIFR). These measures are chosen as they reflect the priority of safety at all Rio Tinto operations.
     Personal performance targets and objectives were established for each executive at the start of the performance period. These comprise a balanced set of measures for each individual that reflect current operational performance, as well as progress on initiatives and projects designed to grow the value of each business unit and the Rio Tinto portfolio. The targets and objectives chosen enable personal performance and the benefit accruing to shareholders in the long term to be mirrored in each of the executives’ “at risk” remuneration.
     To achieve linkage between business/financial and personal/non financial performance and remuneration, each executive director’s and the Group executive Business Resources STIP payment is calculated as a percentage of salary in accordance with the formula set out below:

Target STIP (60%)		Business/financial (score = 0% to 133%)			Personal/non financial (score = 0% to 150%)

	X	75% weight	25% weight	X	Personal targets and objectives

		Group net earnings	Group safety performance

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Rio Tinto 2007 Annual report	109
Chairman’s statement

For each product group chief executive, STIP payments are calculated as a percentage of salary in accordance with the formula set out below:

Target STIP (60%)		Business/financial (score = 0% to 133%)			Personal/non financial (score = 0% to 150%)

	X	40% weight	60% weight	X	25% weight	75% weight

		Group financial results	Product group financial results		Product group safety	Personal targets and objectives

Strong Group financial performance for 2007 resulted in a STIP score at 106 per cent of target for this component. Financial performance for each product group varied and the Remuneration committee approved STIP scores ranging from 70 per cent of target to 133 per cent of target (maximum is 133 per cent) for this component.
     Group safety performance resulted in the Remuneration committee approving a score of 100 per cent of target (maximum is 133 per cent) for this component. Product group safety performance varied and STIP scores ranged from 85 per cent of target to 150 per cent of target (where 150 per cent is the maximum achievable) for this component.
     Consequently, total STIP awards for executives ranged from 13 per cent to 93 per cent of salary (10.8 per cent to 77.5 per cent of maximum).
     Each of the results set out below therefore reflect the above, strong operational performance and portfolio initiatives to secure future value for the business across the Group:

Tom Albanese
The committee assessed personal performance as above target and the overall STIP award was 141.6 per cent of target (70.8 per cent of maximum).

Guy Elliott
The committee assessed personal performance as above target and the overall STIP award was 136.6 per cent of target (68.3 per cent of maximum).

Dick Evans
Not eligible to participate in Rio Tinto STIP for 2007.

Preston Chiaro
The committee assessed product group financial and safety performance as below target and personal performance as on target. The overall STIP award was 83.3 per cent of target (41.6 per cent of maximum).
     The committee awarded a special bonus in light of substantial additional portfolio responsibilities during the last quarter of 2007. For this pro-rata bonus, product group financial performance was assessed as below target and safety and personal performance was on target. The overall pro rata STIP award was 93.1 per cent of target (46.5 per cent of pro rata maximum).

Bret Clayton
The committee assessed product group financial and personal performance as above target and safety performance as below target. The overall STIP award was 125 per cent of target (62.5 per cent of maximum).
     The committee awarded a special bonus in light of substantial additional portfolio responsibilities during the last quarter of 2007. For this pro rata bonus product group financial and personal performance as above target and safety performance as below target. The overall pro rata STIP award was 123.1 per cent of target (61.5 per cent of pro rata maximum).

Leigh Clifford
Leigh Clifford retired on 30 September 2007 and is eligible to receive a pro rata bonus for the proportion of the performance period worked prior to retirement. The pro rata bonus is based on personal performance to the date of retirement and Group financial and safety performance for the year.
     The committee assessed personal performance as above target and the overall STIP award was 118.4 per cent of target (59.2 per cent of maximum) for the period worked.

Oscar Groeneveld
The committee assessed product group financial performance as below target, personal performance as above target and safety performance as on target The overall STIP award was 105 per cent of target (52.5 per cent of maximum).

Keith Johnson
The committee assessed pro rata product group financial and personal performance as above target and product group safety performance as below target. The overall STIP award was 118.3 per cent of target (59.1 per cent of maximum).

Andrew Mackenzie
The committee assessed product group financial and safety performance as well as personal performance as below target. The overall STIP award was 21.6 per cent of target (10.8 per cent of maximum).

Sam Walsh
The committee assessed product group financial performance as slightly below target and safety and personal performance as above target. The overall STIP award was 126.6 per cent of target (63.3 per cent of maximum).

Retention
Tom Albanese and Oscar Groeneveld were each awarded a conditional one-off three year retention bonus in October 2004, prior to their appointments as an executive director and product group chief executive Aluminium respectively, with a view to retaining their services. These retention bonuses of 100 per cent of salary as at 1 March 2007 were paid in October 2007. The values for Tom Albanese and Oscar Groeneveld were US$1,232,232 and US$1,195,766 respectively. These amounts have been expensed over the three year period on an accrual basis, adjusted for exchange rate fluctuations and reported in Table 1 under ‘Other long term benefits’ as US$477,000 for Tom Albanese and US$478,000 for Oscar Groeneveld.

Share based payment – long term incentives granted in 2007
Options over either Rio Tinto plc or Rio Tinto Limited shares, as appropriate, were granted to each executive except Dick Evans under the SOP on 13 March 2007. The committee reviewed the performance condition applicable to this grant and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to the HSBC Global Mining Index over a three year performance period. Details of all options outstanding under SOP are included in Table 5 on page 117.
     A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive except Dick Evans under the MCCP on 13 March 2007. The committee reviewed the performance condition applicable to the conditional award and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to 15 other mining companies.

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110	Rio Tinto 2007 Annual report
Remuneration report

     The percentages of maximum bonuses made to executives in respect of 2007 and long term incentive grants vested in respect of performance periods which ended on 31 December 2007, as well as the percentages forfeited because the relevant company or individual did not meet the performance criteria required for full vesting, are as follows:

Bonuses and grants made during or in respect of 2007

	STIP Cash[1]		SOP Options[2]		MCCP Shares[3]

	% of	% of	%	%	%	%
	maximum	maximum	vested	forfeited	vested	forfeited
	vested	forfeited

Leigh Clifford[4]	59.2	40.8	100	–	35	65
Guy Elliott	68.3	31.7	100	–	35	65
Tom Albanese	70.8	29.2	100	–	35	65
Preston Chiaro	42.6	57.4	100	–	35	65
Bret Clayton	62.1	37.9	100	–	50	50
Oscar Groeneveld	52.5	47.5	100	–	35	65
Keith Johnson	59.1	40.9	100	–	35	65
Andrew Mackenzie	10.8	89.2	100	–	35	65
Sam Walsh	63.3	36.7	100	–	35	65

Notes
1.	Paid in March 2008 in respect of 2007.
2.	Vesting of the 2005 SOP options in March 2008 for performance period ending 31 December 2007.
3.	Vesting of 2004 conditional award in February 2008 for performance period ending 31 December 2007.
4	Leigh Clifford’s STIP, 2007 SOP option grant and 2007 MCCP conditional award were reduced proportionally to reflect the actual proportion of 2007 he was an employee of the Group.

Minimum and maximum total bonuses and grants 2008
The potential maximum and minimum total value of bonuses and the face value share and option based compensation for the 2008 financial year are set out below.

		STIP Cash[1]	SOP Options			MCCP Shares
		Potential range of	(% of March			(% of March
		bonus payments in	2008 salary)		[2,3]	2008 salary)		[2,4]
		March 2009 in
		respect of 2008

	Min	Max	Min	Max		Min	Max
Tom Albanese	0	£1,089,000	–	300		–	200
Dick Evans	0	US$4,792,500	–	300		–	200
Guy Elliott	0	£810,600	–	200		–	140
Preston Chiaro	0	US$870,000	–	300		–	200
Bret Clayton	0	US$840,000	–	300		–	200
Oscar Groeneveld	0	A$1,920,000	–	200		–	140
Keith Johnson	0	£504,000	–	200		–	140
Andrew Mackenzie	0	£522,000	–	200		–	140
Sam Walsh	0	A$1,770,000	–	200		–	140

Notes
1.	Based on eligibility at 1 March 2008.
2.	Grant/Conditional award based on the average share price during 2007.
3.	SOP options to be granted in 2008 may, subject to achievement of the performance condition, vest in 2011. The maximum value of these options at the date of vesting would be calculated by multiplying the number of vested options by the intrinsic value at that time (ie the difference between the option exercise price and the current market price of the shares).
4.	MCCP performance shares to be awarded conditionally in 2008 may, subject to achievement of the performance condition, vest in 2012. The maximum value of these shares at the date of vesting would be calculated by multiplying the number of vested shares by the intrinsic value at that time (ie the current market price plus, the value of dividends “earned” on the vested shares during the performance period).

OTHER DISCLOSURES
Executives’ external and other appointments
Executives may be invited to become non executive directors of other companies. It is Rio Tinto’s policy that such appointments can broaden their experience and knowledge, to the benefit of the Group. This policy limits each executives’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company or equivalent.
     Consequently, where there is no likelihood that such directorships will give rise to a conflict of interest, the board will normally give consent to the appointment. The executive is permitted to retain the fees earned. In the course of the year Leigh Clifford received US$53,000 and Guy Elliott US$47,000 in respect of their non Rio Tinto related directorships.
     Executives have agreed to waive any fees receivable from subsidiary and associated companies. One executive director waived US$12,910 during the period (2006: US$1,390).

Company secretary remuneration
The remuneration policy described above applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. They participate in the same performance based remuneration arrangements as the executives. The individual performance measures for the Company secretaries’ annual cash bonus comprise Group and personal measures. Their personal measures reflect the key responsibilities of the company secretarial role and include ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.

Chairman and non executive director remuneration
Remuneration policy
Reflecting the board’s focus on long term strategic direction and corporate performance rather than short term results, remuneration for the chairman and non executive directors is structured with a fixed fee component only, details of which are set out below and in the table on page 111. The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any changes to their own fees. Fees reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. To reflect the commitment expected from directors, as well as market practice for similar companies, fees for committee chairmen and members were reviewed during the year. The new fees which took effect from 1 November 2007 are set out in the table below.
     It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration and he does not participate in the Group’s incentive plans or pension arrangements. The fee for the chairman was reviewed during the year and the revised fee is set out in the table below.

Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office, prior to the annual general meeting and at the meeting itself. Each non executive director is appointed subject to subsequent election and periodic re-election by shareholders as detailed on page 119. There are no provisions for compensation payable on termination of any non executive director’s appointment.
     The chairman’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Paul Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders, although the appointment may be terminated by either Rio Tinto or Paul Skinner giving six months’ notice. Other than in this case, there is no provision for compensation payable on termination of his chairmanship or directorship.

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Rio Tinto 2007 Annual report	111
Remuneration report

Shareholding policy
In 2006, the board recommended that non executive directors be encouraged to build up a shareholding equal in value to one year’s base fees. To help facilitate this, the Group put in place a non executive directors’ share purchase plan under which non executive directors can elect to invest a proportion of their fees net of tax on a regular basis to acquire shares on-market. During the year four directors purchased shares using these arrangements. Purchases were suspended following an unsolicited approach from BHP Billiton announced on 8 November 2007.

Remuneration components
The following table sets out the annual fees payable to the chairman and the non executive directors in £/A$, as appropriate.

	As at	As at
	31 Dec 2007	31 Dec 2006

Base fees:
Chairman	£693,000	£630,000
Other directors	£70,000/	£60,000/
	A$160,000	A$150,000
Additional fees:
Senior independent director	£35,000	£35,000
Audit committee chairman	£30,000	£30,000
Audit committee member	£15,000/	£15,000/
	A$37,500	A$37,500
Remuneration committee chairman	£20,000	£20,000
Remuneration committee member	£10,000/	£10,000/
	A$25,000	A$25,000
Nominations committee member	£7,500	–
Committee on social and environmental
accountability chairman	£20,000	£20,000
Committee on social and environmental	£7,500/	£7,500/
accountability member	A$18,750	A$18,750

Overseas meeting allowances:
Long distance (flights over	£4,000/	£4,000/
10 hours per journey)	A$10,000	A$10,000
Medium distance (flights of	£2,000/	£2,000/
5-10 hours per journey)	A$5,000	A$5,000

There were eight scheduled board meetings (2006: eight) and 11 held at short notice (2006: one).
     No additional fee is payable to the chairman of the Nominations committee.
     Rio Tinto does not pay retirement benefits or allowances to the chairman or non executive directors, nor do any of them participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non executive directors is required by the Australian superannuation guarantee legislation, these contributions are deducted from the directors’ overall fee entitlements.

Remuneration paid during 2007
Details of each element of remuneration paid to the chairman and non executive directors during 2007 are set out in the table below. No post employment, long term or termination payments were paid and no share based payments made.

Auditable information
Under Part 3 of Schedule 7A to the UK Companies Act 1985, the information included in respect of the non executive directors and the directors’ short term employee benefits (excluding employment costs), defined contribution pension costs and termination benefits in Table 1, 4 and 5 are auditable.
     The Australian Securities Investment Commission issued an order dated 27 January 2006 (and amended on 22 December 2006) under which the information included in the Remuneration report to comply with paragraph 25 of Australian Accounting Standard AASB 124 “Related Party Disclosures” (relating to “key management personnel” compensation) is also auditable. This information comprises Tables 1, 3, 4 and 5 and the disclosures provided under the headings Executive remuneration, Remuneration components, Remuneration paid in 2007 and Chairman and non executive director remuneration.

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ 2008 annual general meetings.

By order of the board
Ben Mathews
Secretary
Remuneration committee
5 March 2008

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112	Rio Tinto 2007 Annual report
Remuneration report

Table 1 – Executives’ and non executive directors’ remuneration

	Short term employee benefits							Total Short		Other long	Long term employee benefits
								term		term
								benefits	[4]	benefits

				Other cash		Non monetary					Value of share based awards[5]
		Base	Cash	based		benefits	[3]				MCCP [6]	SOP	[7]	Others	[8]
Stated in US$’000[1]		salary	bonus	benefits	[2]

Chairman

Paul Skinner[11]	2007	1,282	–	34		160		1,476		–	–	–		–
	2006	1,114	–	31		147		1,292		–	–	–		–

Non executive directors[12]

Ashton Calvert	2007	121	–	42		–		163		–	–	–		–
	2006	119	–	60		–		179		–	–	–		–

Sir David Clementi	2007	174	–	16		–		190		–	–	–		–
	2006	138	–	15		–		153		–	–	–		–

Vivienne Cox	2007	154	–	16		–		170		–	–	–		–
	2006	129	–	7		–		136		–	–	–		–

Sir Rod Eddington	2007	133	–	15		–		148		–	–	–		–
	2006	109	–	21		–		130		–	–	–		–

Michael Fitzpatrick	2007	164	–	46		–		210		–	–	–		–
	2006	74	–	35		–		109		–	–	–		–

Yves Fortier[14]	2007	32	–	–		–		32		–	–	–		–
	2006	–	–	–		–		–		–	–	–		–

Richard Goodmanson	2007	184	–	28		–		212		–	–	–		–
	2006	138	–	18		–		156		–	–	–		–

Andrew Gould	2007	204	–	8		–		212		–	–	–		–
	2006	156	–	15		–		171		–	–	–		–

Lord Kerr	2007	174	–	8		–		182		–	–	–		–
	2006	135	–	7		–		142		–	–	–		–

David Mayhew[13]	2007	150	–	8		–		158		–	–	–		–
	2006	133	–	15		–		148		–	–	–		–

Sir Richard Sykes[13]	2007	236	–	24		–		260		–	–	–		–
	2006	202	–	15		–		217		–	–	–		–

Paul Tellier[14]	2007	35	–	–		–		35		–	–	–		–
	2006	–	–	–		–		–		–	–	–		–

Executive directors

Tom Albanese[11]	2007	1,494	1,277	49		271		3,091		477	6,556	758		8
	2006	899	842	–		(47)		1,694		378	(115)	599		13

Leigh Clifford[11]	2007	1,401	1,008	718		558		3,685		1,582	103	911		3
	2006	1,611	1,598	148		296		3,653		–	(1,162)	1,090		3

Guy Elliott	2007	1,213	1,005	30		6		2,254		–	5,855	625		13
	2006	1,016	1,011	28		6		2,061		–	(614)	512		11

Dick Evans	2007	281	–	25		54		360		–	–	–		–
	2006	–	–	–		–		–		–	–	–		–

Other key management personnel

Preston Chiaro	2007	650	422	21		536		1,629		–	5,015	557		16
	2006	591	412	21		214		1,238		–	(119)	444		7

Bret Clayton	2007	570	541	–		1,075		2,186		–	1,583	199		14
	2006	429	349	50		430		1,258		–	64	102		12

Oscar Groeneveld	2007	1,261	877	–		86		2,224		478	5,292	528		4
	2006	962	839	–		88		1,889		359	(606)	418		2

Keith Johnson	2007	781	558	33		3		1,375		–	3,730	423		11
	2006	663	644	–		35		1,342		–	(54)	325		9

Andrew Mackenzie	2007	861	111	12		28		1,012		–	3,575	436		13
	2006	737	723	–		32		1,492		–	57	267		11

Sam Walsh	2007	1,108	894	–		81		2,083		–	4,816	491		4
	2006	887	664	–		57		1,608		–	(28)	381		2

Notes to Table 1 (and continued on page 114)
1.	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of US$1 = £0.4995 or alternatively into Australian dollars at the rate of US$1 = A$1.1959, each being the average exchange rate for 2007. The annual cash bonus is payable under the STIP and this may be converted at the 2007 year end exchange rate of US$1 = £0.5005 to ascertain the sterling equivalent or alternatively, US$1 = A$1.141 to calculate the Australian dollar value.
2.	Other cash based benefits for executives are described in the Remuneration report on page 103 to 111. Cash based benefits include cash in lieu of a car and fuel, cash in lieu of holiday and in the case of Tom Albanese only, the grossed up equivalent of re-imbursed costs following the cancellation of a holiday at short notice so as to undertake company business.
3.	Non monetary benefits for executives include healthcare, 401K contributions in the US, the provision of a car, annual leave accruals and secondment costs comprising housing, education, professional advice, tax equalisation and relocation payments made to and on behalf of executives living outside their home country. In the case of Tom Albanese only, it also includes the grossed up proportionate value of company provided transport. In previous years costs which

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Rio Tinto 2007 Annual report	113
Remuneration report

Table 1 – Executives’ and non executive directors’ remuneration continued

	Post employment benefits		[9]	Termination	Total
				benefits	remuneration

	Pension and	Other post					Currency
	superannuation	employment					of actual
Stated in US$’000		benefits					payment

Chairman

Paul Skinner[11]	–	–		–	1,476	2007	£
	–	–		–	1,292	2006	£

Non executive directors[12]

Ashton Calvert	–	–		–	163	2007	A$
	–	–		–	179	2006	A$

Sir David Clementi	–	–		–	190	2007	£
	–	–		–	153	2006	£

Vivienne Cox	–	–		–	170	2007	£
	–	–		–	136	2006	£

Sir Rod Eddington	–	–		–	148	2007	A$
	–	–		–	130	2006	A$

Michael Fitzpatrick	–	–		–	210	2007	A$
	–	–		–	109	2006	A$

Yves Fortier[14]	–	–		–	32	2007	£
	–	–		–	–	2006	–

Richard Goodmanson	–	–		–	212	2007	£
	–	–		–	156	2006	£

Andrew Gould	–	–		–	212	2007	£
	–	–		–	171	2006	£

Lord Kerr	–	–		–	182	2007	£
	–	–		–	142	2006	£

David Mayhew[13]	–	–		–	158	2007	£
	–	–		–	148	2006	£

Sir Richard Sykes[13]	–	–		–	260	2007	£
	–	–		–	217	2006	£

Paul Tellier[14]	–	–		–	35	2007	£
	–	–		–	–	2006	–

Executive directors

Tom Albanese	1,706	–		–	12,596	2007	£
	707				3,276	2006	£

Leigh Clifford[10]	364	–		817	7,465	2007	£
	406	–			3,990	2006	£

Guy Elliott	560	–		–	9,307	2007	£
	707				2,677	2006	£

Dick Evans	56	–		–	416	2007	US$
	–	–		–	–	2006	–

Other key management personnel

Preston Chiaro	190	7		–	7,414	2007	US$
	180	5		–	1,755	2006	US$

Bret Clayton	82	3		–	4,067	2007	US$
	70	3		–	1,509	2006	US$

Oscar Groeneveld	281	–		–	8,807	2007	A$
	254	–		–	2,316	2006	A$

Keith Johnson	422	–		–	5,961	2007	£
	385	–		–	2,007	2006	£

Andrew Mackenzie	518	–		–	5,554	2007	£
	475	–		–	2,302	2006	£

Sam Walsh	290	–		–	7,684	2007	A$
	252	–		–	2,215	2006	A$

are not compensation were included in ‘Non monetary benefits’, namely social security contributions and accident insurance premiums in the UK and US and payroll tax in Australia. These have not been included in 2007 and the comparative figures for 2006 have been restated to reflect this.
4.	“Total short term benefits” represents the short term benefits total required under schedule 7A of the UK Companies Act 1985 (UK) and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards.
5.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 “Share based Payment”.

The fair value of awards granted under the Rio Tinto Share Option Plan (the SOP) and the Rio Tinto Share Savings Plan (the SSP) have been calculated at their dates of grant using an independent lattice based option valuation model provided by external consultants, Lane Clark and Peacock LLP. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been based on the market price of shares at the measurement date adjusted to reflect the number of awards expected to vest based on the current and anticipated relative TSR performance and, where relevant, for non receipt of dividends between measurement date and date of vest. Over 2007, the increase

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114	Rio Tinto 2007 Annual report
Remuneration report

Table 2 – Executive directors’ pension entitlements (as at 31 December 2007)

Defined Benefit pensions					Accrued benefits				Transfer values		[2]

	Age	Years of	At	At	Change in	Change in		At	At	Change, net		Transfer value
		service	31 December	31 December	accrued	accrued		31 December	31 December	of personal		of change
		completed	2006	2007	benefits during	benefit net		2006	2007	contributions		in accrued
					the year	of inflation	[1]					benefit net
					ended							of inflation	[1]
31December 2007
			£’000 pa	£’000 pa	£’000 pa	£’000 pa		£’000	£’000	£’000		£’000
UK directors			pension	pension	pension	pension

Tom Albanese[2]	50	26	126	183	57	52		882	1,634	752		725

Guy Elliott[2]	52	27	335	381	46	33		4,484	5,602	1,118		486

			A$’000	A$’000	A$’000	A$’000		A$’000	A$’000	A$’000		A$’000
Australian director			Lump sum	Lump sum	Lump sum	Lump sum

Leigh Clifford[4,5]	60	37	14,559	15,990	1,431	1,139		14,559	15,990	1,431		1,139

Defined Contribution pension			Company contributions

	Age	Years of	Year to	Year to
		service	31 December	31 December
		completed	2006	2007
UK Director			US$’000	US$’000

Dick Evans[6]	60	0	n/a	56

Notes to Table 2
1.	Price inflation is calculated as the increase in the relevant retail or consumer price index over the year to 31 December 2007.

2.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN11)” published by the Institute of Actuaries and the Faculty of Actuaries.

3.	Tom Albanese became a director of Rio Tinto plc and Rio Tinto Limited with effect from 7 March 2006. He accrued pension benefits in the US plans for service up to 30 June 2006, and in the UK fund for subsequent service. The transfer value of his benefits in the US plans is represented by the Accumulated Benefit Obligation calculated on the accounting assumptions used for the Group’s post-retirement benefits disclosures.
4.	Leigh Clifford retired on 30 September 2007, his transfer value and accrued benefit are therefore stated at 30 September 2007 to avoid showing a zero value at 31 December 2007. In addition, A$88,093 was credited to the account belonging to Leigh Clifford in the Rio Tinto Staff Superannuation Fund (RTSSF) in relation to the pensionable element of his 2007 performance bonus.

5.	The 2006 Financial statements showed an accrued lump sum at the end of the year in respect of Leigh Clifford of A$15,341,000, which is higher than the start of 2007 figure shown above. The start of year figure has been restated as the enhanced benefits granted in 2004, whereby his pension multiple at age 60 was increased from 6.65 to 7.0 to reflect the reduction to his contractual retirement age from 62 to 60, was paid as a termination benefit rather than as additional benefits from the Rio Tinto Staff Superannuation Fund and has been included in Table 1 – Executives’ remuneration.
6.	Dick Evans became a director of Rio Tinto plc and Rio Tinto Limited with effect from 25 October 2007. The Company contributions paid during 2007 represent contributions due to be paid for the period 25 October 2007 to 31 December 2007.

Notes to Table 1 continued
in Rio Tinto’s share price combined with an improvement in Rio Tinto’s TSR performance relative to the comparator group, has led to significant increases in the value attached to the MCCP under these accounting standards. Further details of the valuation methods and assumptions used for these awards are included in note 48 (Share Based Payments) in the 2007 Full financial statements. The fair value of other share based awards is measured at the purchase cost of the shares from the market.

6.	The number of conditional shares awarded to executives under the MCCP for the twelve month period ending 31 December 2007 are shown in Table 4 of this report.
7.	The award of options to executives under the SOP during the twelve month period up to 31 December 2007 is shown in Table 5 of this report.
8.	Under the Share Ownership Plan UK executives are beneficiaries of free shares up to a maximum value of £3,000 (US$6,006) and may also contribute to purchase additional shares where the Company will match their personal contributions up to a maximum of £1,500 (US$3,003) per annum. Under these plans Guy Elliott, Keith Johnson and Andrew Mackenzie each received a total of £4,500 (US$9,009) and Tom Albanese a total of £3,000 (US$6,006). American Group product chief executives enjoy a Company matching of personal contribution for shares under the 401k arrangements up to a maximum of US$14,250. The Company matched personal contributions to the following values: Preston Chiaro US$14,250 and Bret Clayton US$13,500.
9.	The costs shown for defined benefit pension plans and post retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount contributed in the year by the company.
10.	Leigh Clifford resigned as a director on 30 April 2007 and retired from the Group on 30 September 2007. His remuneration of US$7,465,000 represents his total remuneration up to the date of his retirement, of which US$1,684,000 related to the period of service as a director and US$5,781,000 related to the period of service thereafter. The remuneration for the period of service as a director comprises short term benefits of US$1,286,000, share based awards of US$197,000 and post employment benefits of US$201,000.

The remuneration after Leigh’s resignation as a director includes two payments related to his retirement. He was entitled to a long term benefit of US$1,582,000 which represents long service leave amounts required under Australian legislation and accrued by the Company during his 37 years of completed service. Upon retiring he was entitled to a termination benefit of US$817,000 related to his superannuation. This entitlement arose in respect of a benefit granted in 2004 when his contractual retirement age was reduced by the Company from 62 to 60. An additional benefit equivalent to the increase in the pension multiple at age 60 from 6.65 to 7.0 was rolled over to an Australian superannuation fund as a Transitional Termination Payment. This was grossed up for the resultant Australian tax liability to deliver the intended multiple. In 2006, allowance for this additional benefit was included in Table 2 – ‘Executive directors’ pension entitlements’.
11.	The non-monetary benefit represents the grossed up proportionate value of company provided transport in 2007. The 2006 figures have been restated accordingly. The non monetary benefit also includes medical insurance.
12.	The “Other cash based benefits” for non executive directors comprises an overseas meeting allowance only.
13.	David Mayhew’s fees for the full year were paid to JPMorgan Cazenove and Sir Richard Sykes’s fees for the period 1 January 2007 to 30 April 2007 were paid to Imperial College. Thereafter, they were paid direct to Sir Richard. The fees disclosed above include £15,000 (US$30,030) paid to JPMorgan Cazenove for David Mayhew’s attendance at Audit committee meetings in his capacity as advisor.
14.	Yves Fortier and Paul Tellier were appointed directors with effect from 25 October 2007.

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Rio Tinto 2007 Annual report	115
Remuneration report

Table 3 – Executives’ beneficial interests in Rio Tinto shares

					Rio Tinto plc			Rio Tinto Limited							Movement

	1Jan		31Dec		22Feb	1Jan		31Dec		22Feb	Exercise of		Compen-		Other [6]
	2007	[2]	2007	[3]	2008	2007	[2]	2007	[3]	2008	options	[4]	sation	[5]

Directors

Tom Albanese[7]	41,814		44,970		56,658	–		–		–	–		14,531		313

Ashton Calvert	–		–		–	–		889		–	–		–		889

Sir David Clementi	147		454		454	–		–		–	–		–		307

Leigh Clifford	2,100		2,100		–	91,255		91,255		–	141,661		–		(141,661)

Vivienne Cox	528		826		826	–		–		–	–		–		298

Sir Rod Eddington	–		–		–	–		–		–	–		–		–

Guy Elliott[6]	48,033		49,024		59,678	–		–		–	–		10,841		804

Dick Evans	n/a		–		–	n/a		–		–	–		–		–

Michael Fitzpatrick	–		–		–	2,100		2,100		2,100	–		–		–

Yves Fortier	n/a		–		–	n/a		–		–	–		–		–

Richard Goodmanson	677		2,307		2,307	–		–		–	–		–		1,630

Andrew Gould	1,000		1,000		1,000	–		–		–	–		–		–

Lord Kerr	3,000		3,000		3,000	–		–		–	–		–		–

David Mayhew	2,500		2,500		2,500	–		–		–	–		–		–

Paul Skinner	5,598		5,696		5,696	–		–		–	–		–		98

Sir Richard Sykes	2,569		2,614		2,614	–		–		–	–		–		45

Paul Tellier	n/a		–		–	n/a		–		–	–		–		–

Executives

Preston Chiaro[7]	60,927		62,585		62,597	–		–		–	490		1,084		96

Bret Clayton[7]	6,867		8,096		8,182	–		–		–	–		–		1,315

Oscar Groeneveld	3,000		3,000		n/a	66,790		36,790		n/a	90,080		–		(120,080)

Keith Johnson[7]	17,536		18,924		25,206	–		–		–	–		7,670		–

Andrew Mackenzie[7]	40,456		40,639		n/a	–		–		n/a	–		183		–

Sam Walsh	–		–		–	42,322		42,814		42,814	–		–		492

Notes to Table 3
1.	Under the Group’s shareholding policies the board recommends that non executive directors be encouraged to build up a shareholding equal in value to one year’s base fees and executives are encouraged to build up a shareholding equal in value to three times base salary.
2.	Or date of appointment, if later.
3.	Or date of retirement, or resignation, if earlier.
4.	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
5.	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the Mining Companies Comparative Plan.

6.	Share movements due to sale or purchase of shares, shares received under the Dividend Reinvestment Plan, shares purchased/sold through the Rio Tinto America Savings Plan or Non Executive Directors’ Share Purchase Plan.
7.	These executives also have an interest in a trust fund containing 879 Rio Tinto plc shares at 31 December 2007 (1 January 2007: 864 Rio Tinto plc shares) as potential beneficiaries of the Rio Tinto Share Ownership Trust. At 22 February 2008 this trust fund contained 879 Rio Tinto plc shares.
8.	Shares in Rio Tinto plc are ordinary shares of ten pence each. Shares in Rio Tinto Limited are ordinary shares.
9.	The shareholdings of Tom Albanese, Preston Chiaro and Bret Clayton include Rio Tinto plc ADRs held through the Rio Tinto America Savings Plan.

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116	Rio Tinto 2007 Annual report
Remuneration report

Table 4 – Executives’ awards under long term incentive plans

	Mining Companies Comparative Plan										Plan terms and conditions

	Conditional	Market		1 Jan	Awarded	[3,5]	Lapsed/	Vested	31 Dec		Performance	Date	Market	Monetary
	award	price at		2007			cancelled		2007	[1]	period	award	price	value of
	granted	award	[2]								concludes	vests	at vesting	vested award
														US$’000

Rio Tinto plc

Tom Albanese	22 Apr-04	1276p		56,015	–		36,410	19,605	–		31-Dec-07	15 Feb 08	£54.93	2,249
	09 Mar-05	1839p		55,951	–		–	–	55,951		31-Dec-08
	07 Mar-06	2630p		45,007	–		–	–	45,007		31-Dec-09
	13 Mar-07	2681p		–	44,124		–	–	44,124		31-Dec-10

				156,973	44,124		36,410	19,605	145,082					2,249

Preston Chiaro	22 Apr-04	1276p		46,995	–		30,547	16,448	–		31-Dec-07	15 Feb 08	£54.93	1,881
	09 Mar-05	1839p		42,351	–		–	–	42,351		31-Dec-08
	07 Mar-06	2630p		34,182	–		–	–	34,182		31-Dec-09
	13 Mar-07	2681p		–	25,679		–	–	25,679		31-Dec-10

				123,528	25,679		30,547	16,448	102,212					1,881

Bret Clayton	22 Apr-04	1276p		13,315	–		6,658	6,657	–		31-Dec-07	15 Feb 08	£54.93	731
	09 Mar-05	1839p		11,539	–		–	–	11,539		31-Dec-08
	07 Mar-06	2630p		10,767	–		–	–	10,767		31-Dec-09
	13 Mar-07	2681p		–	22,566		–	–	22,566		31-Dec-10

				35,621	22,566		6,658	6,657	44,872					731

Guy Elliott	22 Apr-04	1276p		51,550	–		33,508	18,042	–		31-Dec-07	15 Feb 08	£54.93	2,069
	09 Mar-05	1839p		51,081	–		–	–	51,081		31-Dec-08
	07 Mar-06	2630p		40,670	–		–	–	40,670		31-Dec-09
	13 Mar-07	2681p		–	30,837		–	–	30,837		31-Dec-10

				143,301	30,837		33,508	18,042	122,588					2,069

Keith Johnson	22 Apr-04	1276p		30,387	–		19,752	10,635	–		31-Dec-07	15 Feb 08	£54.93	1,220
	09 Mar-05	1839p		33,556	–		–	–	33,556		31-Dec-08
	07 Mar-06	2630p		26,508	–		–	–	26,508		31-Dec-09
	13 Mar-07	2681p		–	19,805		–	–	19,805		31-Dec-10

				90,451	19,805		19,752	10,635	79,869					1,220

Andrew Mackenzie	22 Apr-04	1276p		16,270	–		10,576	5,694	–		31-Dec-07	15 Feb 08	£54.93	653
	09 Mar-05	1839p		37,638	–		–	–	37,638		31-Dec-08
	07 Mar-06	2630p		29,413	–		–	–	29,413		31-Dec-09
	13 Mar-07	2681p		–	21,811		–	–	21,811		31-Dec-10

				83,321	21,811		10,576	5,694	88,862					653

Rio Tinto Limited

Leigh Clifford[6]	22 Apr-04	A$33.17		119,581	–		–	–	119,581		31-Dec-07
	09 Mar-05	A$47.39		113,324	–		–	–	113,324		31-Dec-08
	07 Mar-06	A$69.30		84,661	–		–	–	84,661		31-Dec-09
	13 Mar-07	A$134.00		–	61,550		15,513	–	46,037		31-Dec-10

				317,566	61,550		15,513	–	363,603

Oscar Groeneveld	22 Apr-04	A$33.17		43,785	–		28,461	15,324	–		31-Dec-07	15 Feb 08	A$137.10	1,921
	09 Mar-05	A$47.39		45,024	–		–	–	45,024		31-Dec-08
	07 Mar-06	A$69.60		36,460	–		–	–	36,460		31-Dec-09
	13 Mar-07	A$134.00		–	26,590		–	–	26,590		31-Dec-10

				125,269	26,590		28,461	15,324	108,074					1,921

Sam Walsh	22 Apr-04	A$33.17		38,023	–		24,715	13,308	–		31-Dec-07	15 Feb 08	A$137.10	1,668
	09 Mar-05	A$47.39		41,176	–		–	–	41,176		31-Dec-08
	07 Mar-06	A$69.60		33,655	–		–	–	33,655		31-Dec-09
	13 Mar-07	A$134.00		–	25,103		–	–	25,103		31-Dec-10

				112,854	25,103		24,715	13,308	99,934					1,668

Notes to Table 4
1.	Or at the date of retirement or resignation if earlier.
2.	Awards denominated in pence were for Rio Tinto plc ordinary shares of 10p each and awards denominated in A$ were for Rio Tinto Limited ordinary shares.
3.	The fair value of conditional awards granted to executive directors and product group chief executives in 2007 was 1396p for Rio Tinto plc and A$37.64 for Rio Tinto Limited shares.
4.	The value of the vested awards have been based on share prices of 5493p and A$137.10 being the respective closing share prices for Rio Tinto plc and Rio Tinto Limited ordinary shares on 22 February 2008, the the day the award vested to the publication of this report. The amount in US dollars has been converted from sterling at the rate of 1US$ = £0.5005 and Australian dollars at the rate of US$ =A$1.141, being the year end exchange rate used elsewhere in this publication.
5.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted. No award would be vested and unexercisable at the reporting date.
6.	Leigh Clifford was given a conditional award over 61,550 Rio Tinto Limited shares on 13 March 2007. These awards were approved by the shareholders under the ASX Listing Rule 10.14 at the 2004 annual general meeting.

Notes to Table 5
1	Or at date of retirement or resignation if earlier.
2	All options granted over ordinary shares. Rio Tinto plc – ordinary shares of 10p each stated in pence sterling; Rio Tinto Limited ordinary shares – stated in Australian dollars. Each option is granted over one share. The date of grant was 13 March 2007. The performance conditions for the SOP are detailed on page 104.

3.	The closing price of Rio Tinto plc ordinary shares at 31 December 2007 was 5317p (2006: 2718p) and the closing price of Rio Tinto Limited shares at 31 December 2007 was A$133.95 (2006: A$74.30).
4.	The option price represents the exercise price payable on the options. No amounts are unpaid on any shares allocated on the exercise of the options.
5.	Under the plans no options would be vested and unexercisable at the reporting date however, the exercise of options is subject to restrictions contained in the ‘Rules for dealing in Rio Tinto Securities’.
6.	The fair value per option, granted during 2007, at date of grant was as follows: Rio Tinto plc Share Savings Plan two year contract 1028p; three year contract 1421p; four year contract 1263p and five year contract 1368p; Rio Tinto Limited Share Savings Plan three year contract A$34.19 and five year contract A$34.04.Rio Tinto plc Share Option Plan 617p; Rio Tinto Limited Share Option Plan A$14.23.
7.	The value of options exercised during 2007 is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.
8.	Andrew Mackenzie was granted 40,216 phantom options over Rio Tinto plc shares at a price of 1329p per share, exercisable between 22 April 2009 and 22 April 2014.
9.	Leigh Clifford was granted 92,325 options over Rio Tinto Limited shares at a price of A$74.588 per share on 13 March 2007. This grant was approved by shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting.Subject to the rules of the Rio Tinto Limited Share Option Plan, Leigh Clifford’s options granted under that plan were reduced proportionally and cancelled to reflect the actual portion of 2007 he was an employee of the Group.
10.	No options lapsed for failure to satisfy a performance condition.

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Rio Tinto 2007 Annual report	117
Remuneration report

Table 5 – Executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

	1 Jan 2007	Granted	[2,6]	Vested	Exercised	Lapsed/		Vested and		31Dec		Option		Value of		Market		Date from	Expiry
				during		cancelled	[10]	exercisable		2007	[1]	price	[4]	options		price on		which first	date
				2007				on						exercised		date of		exercisable
								31 Dec 2007	[5]					during 2007	[7]	exercise

Rio Tinto plc Share Savings Plan

Tom Albanese	791	–		–	–	–		–		791		2068p		–		–		1 Jan 2012	30 Jun 2012

Preston Chiaro	490	–		490	490	–		–		–		1277p		£6,017.20		2505	p	1 Jan 2007	5 Jan 2007
	298	–		–	–	–		–		298		2088p		–		–		1 Jan 2009	6 Jan 2009

Bret Clayton	–	163		–	–	–		–		163		3557p		–		–		1 Jan 2010	5 Jan 2010

Guy Elliott	1,431	–		–	–	–		–		1,431		1107p		–		–		1 Jan 2009	30 Jun 2009

Keith Johnson	456	–		–	–	–		–		456		2068p		–		–		1 Jan 2010	30 Jun 2010

Andrew Mackenzie	1,021	–		–	–	–		–		1,021		1576p		–		–		1 Jan 2011	30 Jun 2011

Rio Tinto plc Share Option Plan

Tom Albanese	102,718	–		–	–	–		102,718		102,718		1265.6p		–		–		6 Mar 2005	6 Mar 2011
	125,336	–		–	–	–		125,336		125,336		1458.6p		–		–		13 Mar 2005	13 Mar 2012
	139,165	–		–	–	–		139,165		139,165		1263.0p		–		–		7 Mar 2006	7 Mar 2013
	84,020	–		–	–	–		–		84,020		1329.0p		–		–		22 Apr 2009	22 Apr 2014
	83,926	–		–	–	–		–		83,926		1826.2p		–		–		9 Mar 2008	9 Mar 2015
	67,511	–		–	–	–		–		67,511		2711.2p		–		–		7 Mar 2009	7 Mar 2016
	–	66,186		–	–	–		–		66,186		2701.2p		–		–		13 Mar 2010	13 Mar 2017

Preston Chiaro	37,160	–		–	–	–		37,160		37,160		1263.0p		–		–		7 Mar 2006	7 Mar 2013
	70,490	–		–	–	–		–		70,490		1329.0p		–		–		22 Apr 2009	22 Apr 2014
	63,527	–		–	–	–		–		63,527		1826.2p		–		–		9 Mar 2008	9 Mar 2015
	51,274	–		–	–	–		–		51,274		2711.2p		–		–		7 Mar 2009	7 Mar 2016
	–	38,519		–	–	–		–		38,519		2701.2p		–		–		13 Mar 2010	13 Mar 2017

Bret Clayton	13,315	–		–	–	–		–		13,315		1329.0p		–		–		22 Apr 2009	22 Apr 2014
	11,539	–		–	–	–		–		11,539		1826.2p		–		–		9 Mar 2008	9 Mar 2015
	10,767	–		–	–	–		–		10,767		2711.2p		–		–		7 Mar 2009	7 Mar 2016
	–	33,850		–	–	–		–		33,850		2701.2p		–		–		13 Mar 2010	13 Mar 2017

Guy Elliott	61,703	–		–	–	–		61,703		61,703		1458.6p				–		13 Mar 2005	13 Mar 2012
	97,387	–		–	–	–		97,387		97,387		1263.0p		–		–		7 Mar 2006	7 Mar 2013
	73,700	–		–	–	–		–		73,700		1329.0p		–		–		22 Apr 2009	22 Apr 2014
	72,972	–		–	–	–		–		72,972		1826.2p		–		–		9 Mar 2008	9 Mar 2015
	58,100	–		–	–	–		–		58,100		2711.2p		–		–		7 Mar 2009	7 Mar 2016
	–	44,052		–	–	–		–		44,052		2701.2p		–		–		13 Mar 2010	13 Mar 2017

Keith Johnson	43,500	–		–	–	–		–		43,500		1329.0p		–		–		22 Apr 2009	22 Apr 2014
	47,937	–		–	–	–		–		47,937		1826.2p		–		–		9 Mar 2008	9 Mar 2015
	37,869	–		–	–	–		–		37,869		2711.2p		–		–		7 Mar 2009	7 Mar 2016
	–	28,294		–	–	–		–		28,294		2701.2p		–		–		13 Mar 2010	13 Mar 2017

Andrew	53,769	–		–	–	–		–		53,769		1826.2p		–		–		9 Mar 2008	9 Mar 2015
Mackenzie[8]	42,019	–		–	–	–		–		42,019		2711.2p		–		–		7 Mar 2009	7 Mar 2016
	–	31,159			–	–		–		31,159		2701.2p		–		–		13 Mar 2010	13 Mar 2017

Rio Tinto Limited Share Savings Plan

Leigh Clifford	1,486	–		842	–	644		842		842		A$29.04		–		–		30 Sep 2007	31 Mar 2008

Oscar Groeneveld	1,431	–		–	–	–		–		1,431		A$27.48		–		–		1 Jan 2009	30 Jun 2009

Sam Walsh	601	–		–	–	–		–		601		A$40.92		–		–		1 Jan 2009	30 Jun 2009

Rio Tinto Limited Share Option Plan

Leigh Clifford[9]	52,683	–		–	52,683	–		–		–		A$23.4382		A$4,145,720.10		A$102.1300		28 May 2002	28 May 2009
	59,318	–		–	59,318	–		–		–		A$24.0690		A$4,630,422.40		A$102.1300		7 Mar 2003	7 Mar 2010
	29,660	–		–	29,660	–		–		–		A$24.0690		A$2,409,940.15		A$105.3215		7 Mar 2005	7 Mar 2010
	241,430	–		–	–	–		241,430		241,430		A$33.1060		–		–		6 Mar 2005	6 Mar 2011
	208,882	–		–	–	–		208,882		208,882		A$39.8708		–		–		13 Mar 2005	13 Mar 2012
	254,132	–		–	–	–		254,132		254,132		A$33.3360		–		–		7 Mar 2006	30 Sep 2012
	179,370	–		–	–	–		–		179,370		A$34.4060		–		–		22 Apr 2009	30 Sep 2012
	169,987	–		–	–	–		–		169,987		A$47.0420		–		–		9 Mar 2008	30 Sep 2012
	126,992	–		–	–	–		–		126,992		A$71.0600		–		–		7 Mar 2009	30 Sep 2012
	–	92,325		–	–	41,230		–		51,095		A$74.5880		–		–		13 Mar 2010	30 Sep 2012

Oscar	90,080	–		–	90,080	–		–		–		A$33.3360		A$5,466,270.59		A$94.0184		7 Mar 2006	7 Mar 2013
Groeneveld	62,600	–		–	–	–		–		62,600		A$34.4060		–		–		22 Apr 2009	22 Apr 2014
	64,321	–		–	–	–		–		64,321		A$47.0420		–		–		9 Mar 2008	9 Mar 2015
	52,086	–		–	–	–		–		52,086		A$71.0600		–		–		7 Mar 2009	7 Mar 2016
	–	37,987		–	–	–		–		37,987		A$74.5880		–		–		13 Mar 2010	13 Mar 2017

Sam Walsh	54,400	–		–	–	–		–		54,400		A$34.4060		–		–		22 Apr 2009	22 Apr 2014
	58,823	–		–	–	–		–		58,823		A$47.0420		–		–		9 Mar 2008	9 Mar 2015
	48,079	–		–	–	–		–		48,079		A$71.0600		–		–		7 Mar 2009	7 Mar 2016
	–	35,861		–	–	–		–		35,861		A$74.5880		–		–		13 Mar 2010	13 Mar 2017

See notes on page 116.

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118	Rio Tinto 2007 Annual report
Corporate governance

Corporate governance

The directors of Rio Tinto believe that high standards of corporate governance are essential to its objective to maximise the overall long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses. The following describes how this belief is applied in practice.
     As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to The Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations (the ASX Principles), and the New York Stock Exchange (NYSE) Corporate Governance Standards (the NYSE Standards), as well as the Sarbanes-Oxley Act of 2002. See compliance statements on page 122.

Communication
Rio Tinto recognises the importance of effective communication with shareholders and the wider investment community.
     To ensure that trading in its securities takes place in an informed market the Group has adopted Continuous disclosure standards which are appended to the Corporate governance standards and posted on its website. All information released to the markets is posted on the website immediately.
     In addition to statutory documents, the website features in-depth information on health, safety and the environment, as well as general investor information, publications and Group policies. Full and half year results as well as any major presentations are also webcast. Presentation material from investor seminars is also made available on the website.
     Full advantage is taken of the annual general meetings to inform shareholders of current developments and to give shareholders the opportunity to ask questions. As recommended by the ASX Principles, Rio Tinto Limited’s external auditor attends the annual general meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report. Rio Tinto Limited shareholders are also able to submit written questions regarding the statutory audit report to the auditors via the Company. Any questions received and answers provided are made available to the members at the Rio Tinto Limited annual general meeting. Rio Tinto plc’s auditors attend the annual general meeting in London and are available to respond to audit related shareholder questions.
     The main channels of communication with the investment community are through the chairman, chief executive and finance director, who have regular meetings with the Companies’ major shareholders. The senior independent director and other non executive directors are also available as appropriate.
     The Group organises regular investor seminars which provide a two way communication with investors and analysts; the valuable feedback is communicated to the board. An annual survey of major shareholders’ opinion and perception of the Group is presented to the board by the Group’s investor relations advisors.

The Board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout this report, they are described as ‘the board’.
     The board currently consists of 15 directors: the chairman, three executive directors and eleven non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment. The skills, experience and expertise of each director together with their terms in office are shown in the biographical details on pages 95 to 97.

The role and responsibilities of the board
The role of the board is to provide the Group with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed a formal schedule of matters specifically reserved for decision or consideration by the board, including strategy, major investments and acquisitions. This is available in the Governance section of the Rio Tinto’s website at www.riotinto.com.
     Responsibility for day-to-day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
     To ensure an efficient process, the board meets regularly and, in 2007, had eight scheduled and 11 meetings at short notice. Details of directors’ attendance at board and committee meetings is set out on page 120.
     The board has regular scheduled discussions on aspects of the Group’s strategy, as well as two separate strategy review meetings, one half day and one two day meeting, which are dedicated to in-depth discussions on Group strategy.
     Directors receive timely, regular and necessary management and other information to enable them to fulfil their duties and to have access to the advice and services of both company secretaries. The board has agreed a procedure for directors to obtain independent professional advice at the Group’s expense.
     In addition to these formal processes, directors are in regular communication with senior executives from the product and global support groups, at both formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to make site visits to the Group’s operations and to meet local staff. The full board also takes the opportunity to combine attendance at the annual general meeting in Australia and at the two day strategy review meeting with site visits.
     The chairman holds regular meetings with non executive directors without the executive directors being present.

Board performance
The board completes a formal annual process, facilitated by external consultants, to evaluate its effectiveness and that of the board committees and individual directors.
     Each director’s performance is appraised by the chairman and, in a meeting chaired by the senior independent non executive director, the non executive directors assess the chairman’s performance, taking into consideration the views of executive colleagues.
     The evaluation process aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. The directors believe that, through this evaluation process, they comply with the requirements of Clause A.6 of the Code, Principle 2 of the ASX Principles, and the NYSE Standards.

Independence
The tests of director independence in the jurisdictions where Rio Tinto has listings are not wholly consistent. The board has, therefore, adopted a formal policy for the determination of the independence of directors. This policy, which contains the materiality thresholds approved by the board, has been posted on the website. Among the key criteria are independence of management and the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both the Group and the other party to the contract. Applying these criteria, the board is satisfied that the majority of the non executive directors: Sir David Clementi,

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Rio Tinto 2007 Annual report	119
Corporate governance

Vivienne Cox, Sir Rod Eddington, Michael Fitzpatrick, Yves Fortier, Richard Goodmanson, Andrew Gould, Lord Kerr, Sir Richard Sykes and Paul Tellier are independent.
     The board is also satisfied that the strength and objectivity of Sir Richard Sykes contribution to the board, as a non executive director since 1997, is fully consistent with that of an independent director and so continues to regard him as independent. He was re-elected at the 2007 annual general meetings, to support the board during a period of executive transition, and will retire at the conclusion of the 2008 annual general meetings. Sir Richard will be replaced by Andrew Gould as the senior independent director and chair of the Remuneration committee.
     David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not considered independent in accordance with the Code.
     Paul Skinner was, until his appointment as chairman in 2003, an independent non executive director in compliance with the Code. He also satisfies the tests for independence under the ASX Principles and the NYSE Standards.
     The directors’ biographies are set out on pages 95 to 97.

Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except in special circumstances, would not normally serve more than three such terms.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of responsibilities has been formally approved by the board.

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see page 110.

Board committees
There are four board committees, the Audit committee, Remuneration committee, Nominations committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that high standards of corporate governance are maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees to ensure they continue to be at the forefront of best practice and are posted on the Group’s website. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. None of the executive directors are members of any of these committees.
     The reports of the Audit and Nominations committees are on page 123 and the report of the Remuneration committee is on page 103.

Committee membership
	Audit	Remuneration	Nominations	Committee on social and
	committee	committee	committee	environmental Accountability

Chairman	Andrew Gould	Sir Richard Sykes	Paul Skinner	Richard Goodmanson

Members	Sir David Clementi	Sir David Clementi	Sir Rod Eddington	Sir Rod Eddington
	Vivienne Cox	Michael Fitzpatrick	Yves Fortier	Yves Fortier
	Michael Fitzpatrick	Richard Goodmanson	David Mayhew	Lord Kerr
	Lord Kerr	Andrew Gould	Sir Richard Sykes
	Paul Tellier	Paul Tellier

Notes
1.	Ashton Calvert resigned from the Nominations committee and Committee on social and environmental accountability on 7 November 2007.
2.	Yves Fortier was appointed to the Nominations committee and Committee on social and environmental accountability on 25 October 2007.
3.	David Mayhew attends the Audit committee in an advisory capacity.
4.	Paul Tellier was appointed to the Audit committee and Remuneration committee on 25 October 2007.

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120	Rio Tinto 2007 Annual report
Corporate governance

Directors’ attendance at board and committee meetings during 2007

	Board		Board		Audit		Remuneration		Nominations		Committee on social
	– scheduled		– short notice		committee		committee		committee		and environmental
											acountability

	A	B	A	B	A	B	A	B	A	B	A	B

Tom Albanese	8	8	11	10

Ashton Calvert	7	6	10	7					3	3	4	3

Sir David Clementi	8	8	11	8	7	7	5	5

Leigh Clifford	3	3	3	3

Vivienne Cox	8	8	11	8	7	7

Sir Rod Eddington	8	8	11	11					4	4	4	3

Guy Elliott	8	8	11	11

Dick Evans	1	1	2	2

Michael Fitzpatrick	8	8	11	9	7	4	5	5

Yves Fortier	1	1	2	2					1	1

Richard Goodmanson	8	8	11	9			5	5			4	4

Andrew Gould	8	7	11	9	7	7	5	4

Lord Kerr	8	8	11	10	7	7					4	4

David Mayhew	8	8	11	11					4	4

Paul Skinner	8	8	11	10					4	4

Sir Richard Sykes	8	7	11	8			5	5	4	4

Paul Tellier	1	1	2	1	1	1	1	–

Notes
A = Maximum number of meetings the director could have attended
B = Number of meetings attended

Audit committee
The Group is required by the Code, the NYSE, and the ASX to establish an Audit committee. Each of the Code, the NYSE and the ASX lay down rules and guidelines for the composition of the committee and the work to be undertaken by it. The Audit committee is governed by a Charter which the committee reviews and assesses each year for adequacy and is approved by the board. The Charter is available on the website and is summarised below.
The primary function of the Audit committee is to assist the board in fulfilling its responsibilities by reviewing:
•	The financial information that will be provided to shareholders and the public;
•	The systems of internal control that the board and management have established;
•	The Group’s auditing, accounting and financial reporting processes.

In carrying out its responsibilities the committee has full authority to investigate all matters that fall within its Charter. Accordingly, the committee may:
•	Obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	Have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information, review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports, review with external auditors of the scope and results of their audit, the nomination of auditors for appointment by shareholders, and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds.
     To ensure the committee discharges its responsibilities, it meets not less than four times per year and has a number of training sessions which may cover new legislation and other relevant information. The Group’s finance director, other senior financial management, external auditors and internal auditor are available to attend all meetings.
     The Audit committee is chaired by Andrew Gould who will be replaced by Sir David Clementi after the 2008 annual general meetings. The members of the committee are independent and free of any relationship that would interfere with impartiality in carrying out their responsibilities. They meet the requirements of the Code, the ASX Principles and the NYSE Code, as well as the composition, operation and responsibility requirements of the ASX.

Responsibilities of the directors
The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. This includes preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and preparing a Remuneration report which includes the information required by Part 3 of Schedule 7A to the UK Companies Act 1985, the Australian Corporations Act 2001 and Accounting Standard AASB 124 “Related Party Disclosures”.
     To ensure that these requirements are satisfied, the directors are responsible for establishing and maintaining adequate internal controls, including disclosure controls and procedures for financial reporting throughout the Group.
     The directors consider that the 2007 Annual report and Full financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements and estimates. The accounting policies have been consistently applied. The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with

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Rio Tinto 2007 Annual report	121
Corporate governance

ASX Principles Recommendation 7.3, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
     The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. The directors are also responsible for ensuring that appropriate systems are in place to maintain and preserve the integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from current and future legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of such developments and, accordingly, the auditors accept no responsibility for any changes, should any be made, to the financial statements after they are made available on the website.

Principal auditors
Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. Details of these polices have been set out in the Directors’ report.
     The remuneration of the Group’s principal auditors for audit services and other services, as well as remuneration payable to other accounting firms, has been set out in note 44 to the 2007 Full financial statements.

Corporate Assurance
The Corporate Assurance function provides independent and objective assurance on the adequacy and effectiveness of the Group’s systems for risk management, internal control, and governance together with ideas and recommendations to improve those systems. The function has adopted international auditing standards set by the Institute of Internal Auditors Inc.
     The function operates independently of management, under a mandate approved in March 2007 by the Audit committee and the Committee on social and environmental accountability (CSEA) and has full access to all functions, records, property and personnel of the Group.
     This mandate expands the function’s role from traditional financial based internal audit to cover all risk types. Progressively all assurance activities across the Group will be consolidated within Corporate Assurance.
     The head of Corporate Assurance reports functionally to both the Audit Committee and CSEA, providing each committee with information relevant to their specific Charters.
     A risk based approach is used to focus assurance activities on high risk areas and audit plans are presented annually to the Audit Committee and CSEA for approval.

Remuneration committee
The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 103 to 117, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes who will be replaced by Andrew Gould at the conclusion of the 2008 annual general meetings.

Nominations committee
The Nominations committee is chaired by the chairman of Rio Tinto, Paul Skinner. The committee is responsible, on behalf of the board, for ensuring that a suitable process is in place to meet the recruitment requirements of the board. It reviews the mix, structure and experience of the board and the desired profiles of potential candidates for membership. In consultation with external search consultants it oversees the review and recruitment process to fill vacancies as they arise. The recruitment process itself includes identification of suitable candidates, followed by a formal assessment of each candidate, leading to a final selection process. Proposals for new members are submitted to the full board for approval. On behalf of the board it also reviews proposals for senior executive appointments and succession planning.
     The committee further reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties.
     Under the Code, two members of the committee are not considered independent: Paul Skinner, following his appointment as chairman, and David Mayhew. The Code specifically allows the chairman to chair the Nominations committee. As stated above, the board takes the view that Sir Richard continues to be an independent director and the composition of the committee is therefore compliant with the Code.

Committee on social and environmental accountability
The Committee on social and environmental accountability, which is chaired by Richard Goodmanson, reviews the effectiveness of management policies and procedures in place to deliver those standards in our statement of business practice, The way we work, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices.

Business practice
Statement of business practice
The way we work provides the directors and all Group employees with a summary of the global policies and controls in place to help ensure that high governance and business standards are communicated and maintained throughout the Group. Group businesses then put them into practice through local codes of conduct and report on their implementation.
     Global policies are adopted by the board after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with mandatory standards and guidance notes to support implementation. Business units are required to devote the necessary effort by management to implement and report on these policies and standards.
     The following global policies are currently in place: access to land; communities; corporate governance; employment; environment; human rights; information management; occupational health; political involvement; risk; safety and sustainable development. To complete the suite of policies, the following are being revised: business integrity; information systems security management and information technology; internal controls and reporting; and transparency. Each of these policies is supported by standards expanding on the minimum expectations on topics such as antitrust, continuous disclosure, compliance, cultural heritage and health, safety and the environment. Many of these standards are supplemented by guidance notes. These policies and standards apply to all Rio Tinto managed businesses.
     Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to its business partners and they are encouraged to adopt similar policies of their own.

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122	Rio Tinto 2007 Annual report
Corporate governance

‘Whistle blowing’ programme
There is also a Groupwide ‘whistle blowing’ programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting or environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.

Sustainable development
Rio Tinto’s report on Sustainable development follows the guidelines of the Global Reporting Initiative and the Association of British Insurers. This report can be found on page 83. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the website.

Dealing in Rio Tinto securities
The Group has a policy in place to govern the dealing in Rio Tinto securities by directors, executives and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the website.

Compliance statements
The Code
By virtue of its UK listing, Rio Tinto is required to disclose whether it has complied with the provisions set out in Section 1 of the Code and to provide an explanation where it does not.
     Rio Tinto confirms that it has continued to comply fully with the detailed provisions of Section 1 of the Code.

ASX Principles
Pursuant to the Listing Rules of the ASX, Rio Tinto is required to report the extent to which it complies with the ASX Principles and the reasons for any non compliance.
     Rio Tinto confirms that it has continued to comply fully with the ASX Principles.

NYSE Standards
Rio Tinto plc, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged by the NYSE Standards to disclose any significant ways in which its practices of corporate governance differ from the NYSE standards.
     The Company has reviewed the NYSE Standards and believes that its practices are broadly consistent with them, with one exception. The NYSE Standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 121. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.

New Zealand Stock Exchange
Rio Tinto Limited is also listed on the New Zealand Stock Exchange (NZX) which has introduced a Corporate Governance Best Practice Code (the NZX Code). As an overseas listed issuer on the NZX, Rio Tinto Limited is deemed to comply generally with the NZX Listing Rules, including the NZX Code, while it remains listed on the ASX. Whilst the ASX Principles and the NZX Code are substantially the same, there may be some ASX Principles or other ASX corporate governance rules which differ materially from the NZX’s corporate governance rules or the NZX Code. The ASX Principles and other corporate governance rules can be found on the ASX website: www.asx.com.au.

Going concern
The directors report that the financial statements have been prepared on a going concern basis as they have satisfied themselves that the Companies and the Group are a going concern with adequate financial resources to continue in operational existence for the foreseeable future.

Board’s statement on internal control
Rio Tinto’s overriding objective is to maximise the overall long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses. The directors recognise that creating shareholder return is the reward for taking and accepting risk. A description of some of the risks is found on page ten in Risk factors.
     The directors are responsible for the Group’s system of internal controls and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures. The directors confirm that they have completed their annual review for 2007. Due to the limitations inherent in any such system, this is designed to manage rather than eliminate risk and to provide reasonable but not absolute assurance against material misstatement or loss. Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
     The directors have established a process for identifying, evaluating and managing the material business risks faced by the Group. This process was in place during 2007 and up to and including the date of approval of the 2007 Annual report and Full financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review reports related to the Group’s control framework. This information is presented to the Audit committee to enable its members to assess the effectiveness of the internal controls and the management of material business risk. In addition, the board and its committees monitor the Group’s material business risks on an ongoing basis. These reports and risk management processes satisfy Recommendation 7.2 of the ASX Principles.
     Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen at the first board meeting following the relevant committee meeting.
     Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place, are operating effectively and are designed to capture and evaluate failings and weaknesses, if any exist, and take prompt action as appropriate. The results of this process are reviewed by the Executive committee, then presented to the Audit committee and the board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     The Group has material investments in a number of jointly controlled entities and associates. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining and related assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that of the Group’s managed operations.

Disclosure controls and procedures
The common management of each of Rio Tinto plc and Rio Tinto Limited, with the participation of their common chief executive and

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Rio Tinto 2007 Annual report	123
Corporate governance

finance director, have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report and have concluded that these disclosure controls and procedures were effective at a reasonable assurance level.

Internal control over financial reporting
The common management of each of Rio Tinto plc and Rio Tinto Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Companies’ internal control over financial reporting is a process designed under the supervision of their common chief executive and finance director to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Group’s published financial statements for external reporting purposes in accordance with EU IFRS.
     Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance, and may not prevent or detect all misstatements whether caused by error or fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited.
     The Group’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with EU IFRS, and that receipts and expenditures are being made only in accordance with authorisation of management and the directors of the Companies; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.
     There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of each of Rio Tinto plc and Rio Tinto Limited subsequent to the date of their most recent evaluation.

REPORT OF THE AUDIT COMMITTEE
The Audit committee met seven times in 2007. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
     The Audit committee charter is subject to regular discussion and review.
     The committee reviews the independence of the external auditors on an annual basis and their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The committee advised the directors that it is satisfied that the provision of non audit services by the external auditors during 2007 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets separately with management, the external auditors and the internal auditor.

Financial expert
The committee reviewed the SEC requirements for audit committees’ financial experts and the Code and ASX Principles requirement that at least one committee member should have recent and relevant financial experience. The committee recommended to the board that Michael Fitzpatrick, Andrew Gould and Sir David Clementi be identified as the committee’s financial experts in the 2007 Annual report. The commitee has also concluded that Michael Fitzpatrick, Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of clause C.3.1 of the Code.

2007 Full financial statements
The committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2007.

     The committee discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit Committee communications, and in the International Standard on Auditing (UK and Ireland) 260, Communication of Audit Matters with those charged with governance (ISA 260), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
     The committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and ISA 260.
     Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be approved.

Andrew Gould (Chairman)
Sir David Clementi
Vivienne Cox
Michael Fitzpatrick
Lord Kerr
Paul Tellier

REPORT OF THE NOMINATIONS COMMITTEE
The Nominations committee’s activities during 2007 covered executive and non executive succession and appointments. Tom Albanese succeeded Leigh Clifford as chief executive in May 2007. Following the acquisition of Alcan Inc., Yves Fortier, Paul Tellier and Dick Evans were appointed directors with effect from 25 October 2007. Dick Evans also became the Chief executive of the combined aluminium group, Rio Tinto Alcan.
     Each of the new directors bring extensive North American and international business experience to the board. A short biography of each is set out on pages 95 to 97.
     As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the committee, has also reviewed the time committed by directors to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Sir Rod Eddington
Yves Fortier
David Mayhew
Sir Richard Sykes

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124	Rio Tinto 2007 Annual report
Shareholder information

Shareholder information

DIVIDENDS
Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies’ Structure on page 127.

Dividend policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time, without cutting them during economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total ordinary dividend for the previous year. Under Rio Tinto’s dividend policy, the final ordinary dividend for each year is expected to be at least equal to the previous interim dividend.

Dividend determination
The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure for the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited.
     On request, shareholders of Rio Tinto plc can elect to receive dividends in Australian dollars and shareholders of Rio Tinto Limited can elect to receive dividends in sterling. Shareholders requiring further information should contact Computershare.

2007 dividends
The 2007 interim and final dividends were determined at 52.0 US cents and at 84.0 US cents per share respectively and the applicable translation rates were US$2.0321 and US$1.9476 to the pound sterling and US$0.8568 and US$0.90305 to the Australian dollar.
     Final dividends of 43.13 pence per share and of 93.02 Australian cents per share will be paid on 11 April 2008. A final dividend of 336 US cents per Rio Tinto plc ADR (each representing four shares) will be paid by JPMorgan Chase Bank NA to ADR holders on 14 April 2008.
     The tables below set out the amounts of interim, final and special cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.

Rio Tinto Group – US cents per share
	2007	2006	2005	2004	2003

Interim	52.0	40.0	38.5	32.0	30.0
Final	84.0	64.0	41.5	45.0	34.0
Special	–	–	110.0	–	–
Total	136.0	104.0	190.0	77.0	64.0

Rio Tinto plc – UK pence per share
	2007	2006	2005	2004	2003

Interim	25.59	21.42	21.75	17.54	18.45
Final	43.13	32.63	23.35	23.94	18.68
Special	–	–	61.89	–	–
Total	68.72	54.05	106.99	41.48	37.13

Rio Tinto Limited – Australian cents per share
	2007	2006	2005	2004	2003

Interim	60.69	52.48	50.56	45.53	45.02
Final	93.02	82.84	54.86	58.29	44.68
Special	–	–	145.42	–	–
Total	153.71	135.32	250.84	103.82	89.70

Rio Tinto plc – US cents per ADS
	2007	2006	2005	2004	2003

Interim	208	160	154	128	120
Final	336	256	166	180	136
Special	–	–	440	–	–
Total	544	416	760	308	256

Dividend reinvestment plan (DRP)
Rio Tinto offers a DRP to registered shareholders, which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market free of commission. See Taxation on page 125 for an explanation of the tax consequences. Due to local legislation the DRP cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.

MARKET LISTINGS AND SHARE PRICES
Rio Tinto plc
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE).
     As a constituent of the Financial Times Stock Exchange 100 index (FTSE 100), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     Central to the SETS system is the electronic order book on which an LSE member firm can post buy and sell orders, either on its own behalf or for its clients. Buy and sell orders are executed against each other automatically in strict price, then size, priority. The order book operates from 8.00 am to 4.30 pm daily. From 7.50 am to 8.00 am orders may be added to, or deleted from the book, but execution does not occur. At 8.00 am the market opens by means of an uncrossing algorithm which calculates the greatest volume of trades on the book which can be executed, then matches the orders, leaving unexecuted orders on the book at the start of trading.
     All orders placed on the order book are firm and are for standard three day settlement. While the order book is vital to all market participants, orders are anonymous, with the counterparties being revealed to each other only after execution of the trade.
     Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA) is entered into for trades greater than eight times Normal Market Size (NMS). Rio Tinto plc has an NMS of 100,000 shares. Publication of trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.
     Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 2005 when JPMorgan became Rio Tinto plc’s depository. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), each representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
     Rio Tinto plc shares are also listed on Euronext and on Deutsche Börse.
     The following table shows share prices for the period indicated, the reported high and low middle market quotations, which represent an average of bid and asked prices, for Rio Tinto plc’s shares on the LSE based on the LSE Daily Official List, and the highest and lowest sale prices of the Rio Tinto plc ADSs as reported on the NYSE composite tape.

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Rio Tinto 2007 Annual report	125
Shareholder information

	Pence per		US$ per
	Rio Tinto plc share		Rio Tinto plc ADS

	High	Low	High	Low

2003	1,543	1,093	111.35	71.70
2004	1,574	1,212	119.39	86.42
2005	2,657	1,472	183.29	111.57
2006	3,322	2,352	253.33	176.09
2007	5,784	2,505	478.35	193.60

Aug 2007	3,445	2,929	278.05	234.65
Sep 2007	4,228	3,430	343.40	284.10
Oct 2007	4,576	4,050	375.00	343.30
Nov 2007	5,685	4,197	478.35	351.46
Dec 2007	5,784	5,012	477.71	401.45
Jan 2008	5,370	4,159	428.30	394.10

2006
First quarter	2,981	2,588	212.94	176.81
Second quarter	3,322	2,547	253.33	184.05
Third quarter	2,901	2,352	216.11	176.09
Fourth quarter	3,015	2,401	231.15	178.70

2007
First quarter	2,940	2,505	230.60	193.60
Second quarter	3,916	2,888	311.50	230.60
Third quarter	4,228	2,929	343.40	234.65
Fourth quarter	5,784	4,050	478.35	334.30

As at 22 February 2008, there were 51,790 holders of record of Rio Tinto plc’s shares. Of these holders, 265 had registered addresses in the US and held a total of 161,062 Rio Tinto plc shares, representing 0.015 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 94,920,868 million Rio Tinto plc shares were registered in the name of a custodian account in London which represented 8.855 per cent of the publicly held Rio Tinto plc shares issued and outstanding. These shares were represented by 23.73 million Rio Tinto plc ADSs held of record by 379 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Securities Exchange (ASX) and the New Zealand Securities Exchange. The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system. Although not listed, Rio Tinto Limited shares are also traded in London.
     Closing ASX share prices are published in most Australian newspapers and are also available during the day on the Rio Tinto and other websites.
     Rio Tinto Limited had an ADR facility with JPMorgan Chase Bank NA under a Deposit Agreement, dated 6 June 1989, as amended on 1 August 1989, as further amended and restated on 2 June 1992 and as further amended and restated on 7 July 2005 when JPMorgan became Rio Tinto Limited’s depository.
     Rio Tinto Limited had established a separate ADR programme before the DLC merger in 1995 but the Group did not believe that there was any benefit in continuing to maintain two separate ADR programmes and in 2006 decided that, due to the relative size of the Rio Tinto Limited ADR programme, it should be terminated. In February 2006 formal notice of termination of the Deposit Agreement was given to JPMorgan and it was terminated on 10 April 2006, immediately after the payment of the final dividend to the ADR holders. Any questions concerning holdings of Rio Tinto Limited ADRs should be directed to the JPMorgan Service Center on 001 (800) 990 1135.
     The following table sets out, for the periods indicated, the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX. There is no established trading market in the US for Rio Tinto Limited’s shares.

	A$ per
Rio Tinto Limited share

	High	Low

2003	37.54	28.17
2004	40.20	31.98
2005	69.10	38.82
2006	87.97	65.38
2007	146.90	69.50

Aug 2007	93.52	81.16
Sep 2007	108.22	93.52
Oct 2007	113.50	104.43
Nov 2007	145.19	108.50
Dec 2007	146.90	128.00
Jan 2008	134.00	101.00

2006
First quarter	78.85	67.50
Second quarter	87.97	70.90
Third quarter	78.56	65.38
Fourth quarter	82.00	68.01

2007
First quarter	80.11	69.50
Second quarter	101.15	77.20
Third quarter	108.22	81.16
Fourth quarter	146.90	104.43

As at 22 February 2008, there were 121,931 holders of record of Rio Tinto Limited shares. Of these holders, 265 had registered addresses in the US, representing approximately 0.072 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

ADR holders
ADR holders may instruct JPMorgan as to how the shares represented by their ADRs should be voted.
     Registered holders of ADRs will have the Annual report and Summary financial statements and interim reports mailed to them at their record address. ADR holders will receive the Annual report and Summary financial statements and interim reports on request.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F, which corresponds with the Form 10-K in US public companies, will be filed with the SEC. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC web site at www.sec.gov

Investment warning
Past performance of shares is not necessarily a guide to future performance. The value of shares and investments and the income derived from them can go down as well as up, and investors may not get back the amount they invested.

TAXATION
UK resident individuals shareholdings in Rio Tinto plc
Taxation of dividends
Dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should, therefore, be included in the annual tax return in the normal way.

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126	Rio Tinto 2007 Annual report
Shareholder information

     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares, for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax, will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     Details of relevant events since 31 March 1982 and adjusted values for Rio Tinto plc securities as at that date are available from the company secretary.

Australian resident individuals shareholdings in
Rio Tinto Limited
Taxation of dividends
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the Australian tax paid by the Group in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in the Australian tax paid by the Group being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company can frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition, an amount equal to the franking credit attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income. Should the franking credits exceed the tax due, the excess is refunded to the resident individual.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Group’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return as assessable income.
     The shares acquired should be added to the shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex. If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.
     Generally, disposal of shares held on capital account would give rise to a capital gain or loss. A capital gain arises when the proceeds on disposal are greater than the cost base of shares. A capital loss arises when the proceeds on sale are less than the cost base or reduced cost base. Where a capital gain arises on shares held for at least 12 months, individual, trust and superannuation fund shareholders may be eligible for a capital gains tax discount.
     Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.

US resident individuals
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares ‘the Group’s ADSs and shares’ by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.
     It is based in part on representations by the Group’s depositary bank as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
     You are a US holder if you are a beneficial owner of the Group’s ADSs and shares and you are: a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns ten per cent or more of Rio Tinto’s voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.
     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the convention between the United States of America and United Kingdom, and the convention between the United States of America and Australia which may affect the tax consequences of the ownership of the Group’s ADSs and shares. These laws and conventions are subject to change, possibly on a retroactive basis.
     US holders should consult their own tax adviser regarding the United States federal, state and local and foreign and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.
     For the purposes of the Conventions and of the US Internal Revenue Code of 1986, as amended, (the Code) US holders of ADSs are treated as the owners of the underlying shares.
     The summary describes the treatment applicable under the Conventions in force at the date of this report.

UK taxation of shareholdings in Rio Tinto plc
Taxation of dividends
US holders do not suffer deductions of UK withholding tax on dividends paid by Rio Tinto plc. Dividends carry a tax credit equal to one ninth of the net dividend, or ten per cent of the net dividend plus the tax credit. The tax credit is not repayable to US holders.

Capital gains
A US holder will not normally be liable to UK tax on capital gains realised on the disposition of Rio Tinto plc ADSs or shares unless the holder carries on a trade, profession or vocation in the UK through a permanent establishment in the UK and the ADSs or shares have been used for the purposes of the trade, profession or vocation or are

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Rio Tinto 2007 Annual report	127
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acquired, held or used for the purposes of such a permanent establishment.

Inheritance tax
Under the UK Estate Tax Treaty, a US holder, who is domiciled in the US and is not a national of the UK, will not be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime unless the ADSs and shares form part of the business property of a permanent establishment in the UK or pertain to a fixed base situated in the UK used in the performance of independent personal services. In the exceptional case where ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the UK Estate Tax Treaty generally provides for tax payments to be relieved in accordance with the priority rules set out in the Treaty.

Stamp duty and stamp duty reserve tax
Transfers of Rio Tinto plc ADSs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside, the UK.
     Purchases of Rio Tinto plc shares are subject either to stamp duty at a rate of 50 pence per £100 or to stamp duty reserve tax (SDRT) at a rate of 0.5 per cent. Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional SDRT at a rate of 1.5 per cent on all transfers to the Depositary or its nominee.

Australian taxation of shareholdings in Rio Tinto Limited
Taxation of dividends
US holders are not normally liable to Australian withholding tax on dividends paid by Rio Tinto Limited because such dividends are normally fully franked under the Australian dividend imputation system, meaning that they are paid out of income that has borne Australian income tax. Any unfranked dividends would suffer Australian withholding tax which under the Australian income tax convention is limited to 15 per cent of the gross dividend.

Capital gains
US holders are not normally subject to any Australian tax on the disposal of Rio Tinto Limited ADSs or shares unless they have been used in carrying on a trade or business wholly or partly through a permanent establishment in Australia, or the gain is in the nature of income sourced in Australia.

Gift, estate and inheritance tax
Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Stamp duty
An issue or transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty.

US Federal income tax
United States Internal Revenue Service Circular 230 Notice
To ensure compliance with Internal Revenue Service Circular 230, holders are hereby notified that, any discussion of US federal tax issues contained or referred to in this report or any document referred to herein is not intended or written to be used, and cannot be used by holders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code, such discussion is written for use in connection with the matters addressed herein, and holders should seek advice based on their particular circumstances from an independent tax adviser.

Dividends
Dividends on the Group’s ADSs and shares will generally be treated as dividend income for purposes of US Federal income tax. In the case of Rio Tinto Limited shares, the income will be the net dividend plus, in the event of a dividend being subject to withholding tax, the withholding tax.
     Dividend income will not be eligible for the dividends received deduction allowed to US corporations.

     Dividends paid by Qualified Foreign Corporations (QFCs) are subject to a maximum rate of income tax of 15 per cent. This maximum rate applies to taxable years beginning before 1 January 2009. Both Rio Tinto plc and Rio Tinto Limited expect to be QFCs throughout this period. To qualify for the 15 per cent maximum income tax rate on dividends the stock of the QFC must be held for more than 60 days during the 121 day period beginning on the date which is 60 days before the ex-dividend date.

EXCHANGE CONTROLS
Rio Tinto plc
There are no UK foreign exchange controls or other restrictions on the import or export of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or that affect the conduct of Rio Tinto plc’s operations. The Bank of England, however, administers financial sanctions against specified targets related to certain regimes.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under UK law that limit the right of non resident owners to hold or vote Rio Tinto plc shares.

Rio Tinto Limited
Under current Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds and no permission is required for the movement of funds into or out of Australia, except that restrictions apply to certain financial transactions relating to specified individuals and entities associated with certain regimes.
     The Department of Foreign Affairs and Trade has responsibility for the administration of restrictions relating to terrorists and their sponsors, and the former Iraqi regime.
     Rio Tinto Limited may be required to deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and from payments of interest.
     There are no restrictions under the constitution of Rio Tinto Limited that limit the right of non residents to hold or vote Rio Tinto Limited shares.
     However acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act). The Takeovers Act applies to any acquisition of 15 per cent or more of the outstanding shares of an Australian company or to any transaction that results in one non resident, or a group of associated non residents, controlling 15 per cent or more of an Australian company. The Takeovers Act also applies to any transaction which results in a group of non associated non residents controlling 40 per cent or more of an Australian company. Persons who are proposing such acquisitions or transactions are required to notify the Treasurer of their intention. The Treasurer has the power to order divestment in cases where such acquisitions or transactions have already occurred. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation.

DUAL LISTED COMPANIES STRUCTURE
In 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (the DLC merger) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. Consistent with the commitments made to the Australian Government in 1995, the Rio Tinto plc shareholding in Rio Tinto Limited has been reduced over time and it now stands at approximately 37.5 per cent.
     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis, to ensure that the boards of directors of each Company is the same, and to give effect to certain arrangements designed to

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128	Rio Tinto 2007 Annual report
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provide shareholders of each Company with a common economic interest in the combined enterprise.
     In order to achieve this third objective, the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where, for example, certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the Class Rights Action approval procedure described under Voting rights. In addition, any adjustments are required to be confirmed by the auditors.
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ Rio Tinto, as a Group, aims to comply with the strictest applicable level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company act in the best interests of Rio Tinto as a whole. When matters may involve a conflict of interests between the shareholders of each Company they must be approved under the Class Rights Action approval procedure.
     To ensure that the boards of both Companies are identical, resolutions to appoint or remove directors must be put to shareholders of both as a joint electorate as Joint Decisions as described under Voting rights, and it is a requirement that a person can only be a director of one Company if that person is also a director of the other Company. So, for example, if a person was removed as a director of Rio Tinto plc, he or she would also cease to be a director of Rio Tinto Limited.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend or the equalised capital distribution, it would be entitled to receive a top up payment from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share, or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies, then they may depart from the Equalisation Ratio. However, should such a departure occur, then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
     The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments are of no economic significance to the shareholders of either Company, as they will have no effect on the Group’s overall resources.

Voting rights
In principle, the Sharing Agreement provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both Companies in similar ways. These are referred to as Joint Decisions. Such Joint Decisions include the creation of new classes of share capital, the appointment or removal of directors and auditors and the receiving of annual financial statements. Joint Decisions are voted on a poll.

     The Sharing Agreement also provides for the protection of the public shareholders of each Company by treating the shares issued by each Company as if they were separate classes of shares issued by a single company. So decisions that do not affect the shareholders of both Companies equally require the separate approval of the shareholders of both Companies. Matters requiring this approval procedure are referred to as Class Rights Actions and are voted on a poll.
     Thus, the interests of the shareholders of each Company are protected against decisions which affect them and the shareholders in the other Company differently, by requiring their separate approval. For example, fundamental elements of the DLC merger cannot be changed unless approved by shareholders under the Class Rights Action approval procedure.
     Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one Company and where approval of the matter by shareholders of the other Company is not required.
     Where a matter has been expressly categorised as either a Joint Decision or a Class Rights Action, the directors do not have the power to change that categorisation. If a matter falls within both categories, it is treated as a Class Rights Action. In addition, the directors can determine that matters not expressly listed in either category should be put to shareholders for their approval under either procedure.
     To facilitate the joint voting arrangements each Company has entered into shareholder voting agreements. Each Company has issued a Special Voting Share to a special purpose company held in trust by a common Trustee.
     Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one Company are voted at the parallel meeting of the other Company. The role of these special purpose companies in achieving this is described below.
     In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s general meetings because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company. If this should occur, the votes cast by these excluded shareholders will be disregarded.
     Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and The Australian newspapers. The results of the 2008 annual general meetings may also be obtained on the appropriate shareholder helpline (Rio Tinto plc: Freephone 0800 435021; and Rio Tinto Limited: toll free 1800 813 292).

Rio Tinto plc
At a Rio Tinto plc shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited shareholders’ meeting.
     The holders of Rio Tinto Limited ordinary shares do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.

Rio Tinto Limited
At a Rio Tinto Limited shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited share will carry one vote and, together with the Rio Tinto Limited ordinary shares

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held by Tinto Holdings Australia, the holder of its Special Voting Share will carry one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia and the holder of the Special Voting Share are required to vote strictly, and only, in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting.
     The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.

Capital distribution rights
If either of the Companies goes into liquidation, the Sharing Agreement provides for a valuation to be made of the surplus assets of both Companies. If the surplus assets available for distribution by one Company on each of the shares held by its public shareholders exceed the surplus assets available for distribution by the other Company on each of the shares held by its public shareholders, then an equalising payment between the two Companies shall be made, to the extent permitted by applicable law, such that the amount available for distribution on each share held by public shareholders of each Company conforms to the Equalisation Ratio. The objective is to ensure that the public shareholders of both Companies have equivalent rights to the assets of the combined Group on a per share basis, taking account of the Equalisation Ratio.
     The Sharing Agreement does not grant any enforceable rights to the shareholders of either Company upon liquidation of a Company.

Limitations on ownership of shares and merger obligations
The laws and regulations of the UK and Australia impose restrictions and obligations on persons who control interests in public quoted companies in excess of defined thresholds that, under certain circumstances, include obligations to make a public offer for all of the outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30 per cent and to Rio Tinto Limited under Australian law and regulations is 20 per cent.
     As part of the DLC merger, the memorandum and articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and, in particular, to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. It is consistent with the creation of the single economic enterprise and the equal treatment of the two sets of shareholders, that these laws and regulations should operate in this way. The articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in either Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more of the votes at that Company’s general meetings.
     If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons may not attend or vote at general meetings of the relevant Company, may not receive dividends or other distributions from the relevant Company, and may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company, or have reduced their controlling interest below the thresholds specified, or have acquired through a permitted means at least 50 per cent of the voting rights of all the shares held by the public shareholders of each Company.
     These provisions are designed to ensure that offers for the publicly held shares of both Companies would be required to avoid the restrictions set out above, even if the interests which breach the thresholds are only held in one of the Companies. The directors do not have the discretion to exempt a person from the operation of these rules.
     Under the Sharing Agreement, the Companies agree to cooperate to enforce the restrictions contained in their articles of association and constitution and also agree that no member of the Rio Tinto Group shall accept a third party offer for Rio Tinto Limited shares unless such acceptance is approved by a Joint Decision of the public shareholders of both Companies.

Guarantees
In 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company and the obligations of other persons which are guaranteed by the other Company, subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.

SUPPLEMENTARY INFORMATION
General shareholder enquiries
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the share registrars for Rio Tinto plc and Rio Tinto Limited, respectively. All enquiries and correspondence concerning shareholdings, other than shares held in ADR form, should be directed to the respective registrar. Their addresses and telephone numbers are given under Useful addresses on page 136. Shareholders should notify Computershare promptly in writing of any change of address.
     Enquiries concerning Rio Tinto plc and Rio Tinto Limited shares held in ADR form should be directed to JPMorgan Chase Bank NA whose address and telephone number are also given under Useful addresses.
     Shareholders can obtain details about their own shareholding on the internet. Full details, including how to gain secure access to this personalised enquiry facility, are available from Computershare.
     Website: www.computershare.com

Consolidation of share certificates
If a certificated shareholding in Rio Tinto plc is represented by several individual share certificates, they can be replaced by one consolidated certificate. There is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a Scheme of Arrangement sanctioned by the Court in 2001. Holders of any outstanding share warrants to bearer should contact the company secretary of Rio Tinto plc for an application form in order to obtain their rights to registered ordinary shares.

Low cost share dealing service
Stocktrade operates the Rio Tinto Low Cost Share Dealing Service which provides a simple telephone facility for buying and selling Rio Tinto plc shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter, subject to a minimum commission of £15. Further information is available from

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130	Rio Tinto 2007 Annual report
Shareholder information

Stocktrade, a division of Brewin Dolphin Securities, which is authorised and regulated by the Financial Services Authority. Their details are given under Useful addresses.

Individual Savings Account (ISA)
Stocktrade offers UK residents the opportunity to hold Rio Tinto plc shares in an ISA. Existing PEPs or ISAs may also be transferred to Stocktrade. Further information can be obtained from Stocktrade whose details are given under Useful addresses.

Corporate nominee service
Computershare in conjunction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Publication of financial statements
Shareholders wishing to receive the Annual report and Full financial statements and/or the Annual report and Full financial statements in electronic rather than paper form should register their instruction on the Computershare website.

eTree
Rio Tinto is a founding member of eTree, an environmental incentive scheme to link shareholders with reforestation projects in Australia, New Zealand and the United Kingdom when they register for electronic shareholder communications.
     Websites: www.etree.com.au / www.etreeuk.com

Unsolicited mail and telephone calls
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations have used information obtained from the Companies’ share registers for their own purposes. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee.
     Shareholders in the UK, who wish to reduce the amount of unsolicited mail and telephone calls they receive, should register with The Mailing Preference Service and The Telephone Preference Service whose details are set out on page 136.

Rio Tinto on the web
Rio Tinto maintains a substantial amount of information on its website, including this and previous annual reports, many other publications and links to Group company websites.
     It is the responsibility of the directors to ensure that processes are in place to maintain information and preserve the integrity of the Rio Tinto website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
     Website: www.riotinto.com

General enquiries
If you require general information about the Group please contact the Communications and External Relations department. For all other enquiries please contact the relevant company secretary or share registrar.

Publications
The following publications are on the website but hardcopies can be obtained free of charge on request from the company secretaries:

2007 Annual report 2007
Full financial statements 2007
Summary financial statements
2007 Parent entity financial statements for Rio Tinto Limited
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2007 annual reports for the following listed Rio Tinto Group companies are also available on request:

Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited

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Rio Tinto 2007 Annual report	131
Rio Tinto share ownership

Rio Tinto share ownership

SUBSTANTIAL SHAREHOLDERS
Under the UK Disclosure and Transparency Rules and the Australian Corporations Act, any shareholder of Rio Tinto plc with voting rights of three per cent or more or any person with voting power of five per cent or more in Rio Tinto Limited, is required to provide the

Rio Tinto plc	Date of	Number of	Percentage
	notice	shares	of issued
			share capital

Barclays PLC	12 Jul 2006	42,129,019	4.02
The Capital Group Companies, Inc	13 Jun 2006	41,031,494	3.90
Legal & General plc	4 Feb 2008	43,532,050	4.36
AXA S.A.	29 Jan 2008	48,493,873	4.86
Shining Prospect Pte. Ltd	2 Feb 2008	119,705,134	12.00

Note
1	Shining Prospect Pte. Ltd, a Singapore based entity owned by Chinalco (Aluminum Corporation of China) with funding from Alcoa Inc, acquired 119,705,134 Rio Tinto plc shares on 1 February 2008. Through the operation of Corporations Act as modified, this gives these entities voting power of 9.33 per cent in the Rio Tinto Group on a joint decision matter, making them substantial shareholders of Rio Tinto Limited as well as of Rio Tinto plc.

companies with notice. Excluding the interest held by Tinto Holdings Australia Pty Limited in Rio Tinto Limited, the shareholders who have provided such, or an equivalent, notice are:

Rio Tinto Limited	Date of	Number of		Percentage
	notice	shares	[1]	of issued
				share capital	[1]

Shining Prospect Pte. Ltd	4 Feb 2008	–		–
Alcoa Inc	13 Feb 2008	–		–

2.	As far as it is known, Rio Tinto is not directly or indirectly owned or controlled by another corporation or by any government.
3.	Except as discussed in the chairman’s statement on page 4, Rio Tinto is not aware of any arrangement which may result in a change in its control.

ANALYSIS OF ORDINARY SHAREHOLDERS As at 22 February 2008
				Rio Tinto plc			Rio Tinto Limited

	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	37,849	73.08	13,898,832	1.30	101,921	83.59	32,380,143	7.09
1,001 to 5,000 shares	11,307	21.83	22,648,550	2.11	17,750	14.56	34,739,877	7.60
5,001 to 10,000 shares	1,016	1.96	6,950,363	0.65	1,401	1.15	9,707,172	2.12
10,001 to 25,000 shares	544	1.05	8,400,701	0.79	579	0.47	8,621,357	1.89
25,001 to 125,000 shares	560	1.08	32,980,105	3.08	196	0.16	9,699,188	2.12
125,001 to 250,000 shares	183	0.35	33,914,101	3.16	31	0.02	5,401,969	1.18
250,001 to 1,250,000 shares	210	0.41	121,814,991	11.36	34	0.03	20,035,350	4.39
1,250,001 to 2,500,000	60	0.12	105,482,635	9.84	8	0.01	15,235,651	3.34
2,500,001 and over	61	0.12	725,779,627	67.71	11	0.01	320,995,236	70.27
ADRs	–	–	94,920,868	8.85	–	–	–	–

Publicly held shares	51,790	100	1,071,869,905	100	121,931	100	456,815,943	100
Shares held in treasury			74,167,852
Tinto Holdings Australia Pty Limited							171,072,520

			1,071,869,905				456,815,943

Number of holdings less than marketable parcel of A$500					1,111

TWENTY LARGEST REGISTERED SHAREHOLDERS
In accordance with the ASX Listing Rules, below are the names of the twenty largest registered holders of Rio Tinto Limited shares and

Rio Tinto Limited
		Number of	Percentage
		shares	of issued
			share capital

1	Tinto Holdings Australia Pty Limited	171,072,520	37.45
2	HSBC Custody Nominees (Australia) Limited	39,237,31	8.59
3	National Nominees Limited	35,659,231	7.81
4	JP Morgan Nominees Australia Limited	31,302,302	6.83
5	Citicorp Nominees Pty Limited	15,172,117	3.32
6	ANZ Nominees Limited	9,488,839	2.16
7	Cogent Nominees Pty Limited	6,240,454	1.37
8	Queensland Investment Corporation	4,341,895	0.95
9	AMP Life Limited	2,905,395	0.64
10	Merrill Lynch (Australia) Nominees Pty Ltd	2,761,366	0.60

Notes
1.	Tinto Holdings Australia Pty Limited is a wholly owned subsidiary of Rio Tinto plc.
2.	Other large registered shareholders are nominees who hold securities on behalf of beneficial shareholders.

the number of shares and the percentage of issued capital each holds:

		Number of	Percentage
		shares	of issued
			share capital

11	UBS Wealth Management Australia Nominees Pty Ltd	2,553,987	0.56
12	Australian Foundation Investment Company Limited	2,443,414	0.53
13	HSBC Custody Nominees (Australia) Limited	2,269,520	0.50
14	UBS Nominees Pty Ltd	2,127,402	0.47
15	HSBC Custody Nominees (Australia) Limited	1,985,586	0.43
16	RBC Dexia Investor Services Australia Nominees Pty Limited	1,777,687	0.39
17	Citicorp Nominees Pty Limited	1,703,340	0.37
18	Citicorp Nominees Pty Limited	1,532,859	0.34
19	Argo Investments Limited	1,395,843	0.31
20	HSB Custody Nominees (Australia) Limited-GSI ECSA	1,240,252	0.27

		337,471,139	73.87

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132	Rio Tinto 2007 Annual report
Definitions and exchange rates

Definitions and exchange rates

NON MINING DEFINITIONS
Throughout this document, the collective expressions Rio Tinto, Rio Tinto Group and Group are used for convenience only. Depending on the context in which they are used, they mean Rio Tinto plc and/or Rio Tinto Limited and/or one or more of the individual companies in which Rio Tinto plc and/or Rio Tinto

Limited directly or indirectly own investments, all of which are separate and distinct legal entities.
     Unless the context indicates otherwise, the following terms have the meanings shown below:

Adjusted earnings	An additional measure of earnings reported by Rio Tinto with its UK GAAP results which excludes exceptional items of such magnitude that their exclusion is necessary to reflect the underlying performance of the Group.

ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).

Australian dollars	Australian currency. Abbreviates to A$.

Australian GAAP	Generally accepted accounting principles in Australia.

AIFRS	International Financial Reporting Standards as adopted in Australia.

Billion	One thousand million.

Canadian dollars	Canadian currency. Abbreviates to C$.

Company/Companies	Rio Tinto plc and/or Rio Tinto Limited, as the context so requires.

DLC merger	Dual listed companies merger (1995).

EU IFRS	International Financial Reporting Standards as adopted by the European Union.

IFRS	International Financial Reporting Standards.

LBMA	London Bullion Market Association.

LME	London Metal Exchange.

New Zealand dollars	New Zealand currency. Abbreviates to NZ$.

Pounds sterling	UK currency. Abbreviates to £, pence or p.

Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.

Rand	South African currency. Abbreviates to R.

Rio Tinto Limited	Rio Tinto Limited, and, where the context permits, its subsidiaries and associated companies.

Rio Tinto Limited Group	Rio Tinto Limited and its subsidiaries and associated companies.

Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.

Rio Tinto Limited share	The ordinary shares in Rio Tinto Limited.

Rio Tinto Limited/RTL	The DLC Dividend Share in Rio Tinto Limited.
DLC Dividend Share

Rio Tinto Limited/RTL	The Special Voting Share in Rio Tinto Limited.
Special Voting Share

Rio Tinto plc	Rio Tinto plc and its subsidiaries and associated companies.

Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.

Rio Tinto plc Group	Rio Tinto plc and its subsidiaries and associated companies.

Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.

Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.

Rio Tinto plc shares	Rio Tinto plc ordinary shares.

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Rio Tinto 2007 Annual report	133
Definitions and exchange rates

Rio Tinto plc/RTP	The DLC Dividend Share of 10p in Rio Tinto plc.
DLC Dividend Share

Rio Tinto plc/RTP	The Special Voting Share of 10p in Rio Tinto plc.
Special Voting Share

Share/shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.

Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.

UK GAAP	Generally accepted accounting principles in the UK.

US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents or USc.

US GAAP	Generally accepted accounting principles in the United States.

MINING AND TECHNICAL DEFINITIONS

Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.

Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabs called anodes for subsequent refining to produce refined cathode copper.

Bauxite	Mainly hydrated aluminium oxides (AL2 O3 .2H2 O). Principal ore of alumina, the raw material from which aluminium is made.

Beneficiated bauxite	Bauxite ore that has been treated to remove waste material to improve its physical or chemical characteristics.

Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.

Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered through draw points below.

Borates	A generic term for mineral compounds which contain boron and oxygen.

Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electro-winning.

Classification	Separating crushed and ground ore into portions of different size particles.

Coking coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as metallurgical coal.

Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.

Doré	A precious metal alloy which is produced by smelting. Doré is an intermediate product which is subsequently refined to produce pure gold and silver.

DWT	Dead weight tons is the combined weight in long tons (2,240 pounds weight) of cargo, fuel and fresh water that a ship can carry.

Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.

FOB	Free on board.

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134	Rio Tinto 2007 Annual report
Definitions and exchange rates

Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grams per tonne or ounces per ton.

Head grade	The average grade of ore delivered to the mill.

Ilmenite	Mineral composed of iron, titanium and oxygen.

Metallurgical coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as coking coal.

Mineral resource	A concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Ore	A rock from which a metal(s) or mineral(s) can be economically and legally extracted.

Ore milled	The quantity of ore processed.

Ore hoisted	The quantity of ore which is removed from an underground mine for processing.

Ore reserve	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the materials are mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

Pressure oxidation	A method of treating sulphide ores. In the case of refractory gold ores, the object is to oxidise the sulphides to sulphates and hence liberate the gold for subsequent cyanide leaching. The technique involves reaction of the ore with sulphuric acid under pressure in the presence of oxygen gas.

Rock mined	The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.

Rutile	A mineral composed of titanium and oxygen (TiO2 ).

Steam coal	Also referred to as steaming coal, thermal coal or energy coal. It is used as a fuel source in electrical power generation, cement manufacture and various industrial applications.

Stripping ratio	The tonnes of waste material which must be removed to allow the mining of one tonne of ore.

Solvent extraction and electrowinning (SX-EW)	Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electro-winning) to recover cathode copper.

Tailing	The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.

Titanium dioxide feedstock	A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.

Zircon	Zirconium mineral (ZrSiO4 ).

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Rio Tinto 2007 Annual report	135
Definitions and exchange rates

Conversion of weights and measures
1 troy ounce = 31.1 grams	1 short ton = 2,000 pounds
1 kilogram = 32.15 troy ounces	1 long ton = 2,240 pounds
1 kilogram = 2.2046 pounds	1 gram per metric tonne = 0.02917 troy ounces per short ton
1 metric tonne = 1,000 kilograms	1 gram per metric tonne = 0.03215 troy ounces per metric tonne
1 metric tonne = 2,204.6 pounds	1 kilometre = 0.6214 miles
1 metric tonne = 1.1023 short tons

Exchange rates
The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling
Year ended 31 December*	Period	Average	High	Low
	end	rate

2007	1.99	2.00	2.11	1.92

2006	1.96	1.84	1.98	1.72
2005	1.73	1.82	1.93	1.71
2004	1.93	1.83	1.95	1.76
2003	1.78	1.63	1.79	1.55

*The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.
Australian dollars
Year ended 31 December*	Period	Average	High	Low
	end	rate

2007	0.878	0.839	0.937	0.772

2006	0.788	0.753	0.791	0.706
2005	0.734	0.763	0.799	0.727
2004	0.783	0.737	0.798	0.686
2003	0.749	0.648	0.752	0.562

Financial calendar

16 January 2008	Fourth quarter 2007 operations review

13 February 2008	Announcement of results for 2007

20 February 2008	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2007 final dividend

22 February 2008	Record date for 2007 final dividend for Rio Tinto plc shares and ADRs

26 February 2008	Record date for 2007 final dividend for Rio Tinto Limited shares

19 March 2008	Plan notice date for election under the dividend reinvestment plan for the 2007 final dividend

11 April 2008	Payment date for 2007 final dividend to holders of Ordinary shares

14 April 2008	Payment date for 2007 final dividend for holders of Rio Tinto plc ADRs

16 April 2008	First quarter 2008 operations review

17 April 2008	Annual general meeting for Rio Tinto plc

24 April 2008	Annual general meeting for Rio Tinto Limited

16 July 2008	Second quarter 2008 operations review

26 August 2008	Announcement of half year results for 2008

3 September 2008	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2008 interim dividend

5 September 2008	Record date for 2008 interim dividend for Rio Tinto plc shares and ADRs

9 September2008	Record date for 2008 interim dividend for Rio Tinto Limited shares

11 September 2008	Plan notice date for election under the dividend reinvestment plan for the 2008 interim dividend

2 October 2008	Payment date for 2008 interim dividend to holders of Ordinary shares

3 October 2008	Payment date for 2008 interim dividend for holders of Rio Tinto plc ADRs

15 October 2008	Third quarter 2008 operations review

January 2009	Fourth quarter 2008 operations review

February 2009	Announcement of results for 2008

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136	Rio Tinto 2007 Annual report
Useful addresses

Useful addresses

Registered offices
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
Registered in England No. 719885

Telephone: +44 (0) 20 7781 2000
Facsimile: +44 (0) 20 7781 1800
Website: www.riotinto.com

Rio Tinto Limited
Level 33
120 Collins Street
Melbourne
Victoria 3000
ACN 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Shareholders
Please contact the respective registrar if you
have any queries about your shareholding.

Rio Tinto plc
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY

Telephone: +44 (0) 870 703 6364
Facsimile: +44 (0) 870 703 6119
UK residents only, Freephone: 0800 435021
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3001

Telephone: +61 (0) 3 703 6364
Facsimile: +61 (0) 3 9473 2500
Australia residents only, Toll free: 1 800 813 292
Website: www.computershare.com

Holders of Rio Tinto American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs

ADR administrator
JPMorgan Chase Bank NA
JPMorgan Service Center
P O Box 3408
South Hackensack
NJ 07606 3408

Telephone: +1 (201) 680 6630
US residents only Toll free: (800) 990 1135
Website: www.adr.com/shareholder
e-mail: adr@jpmorgan.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY 10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)
Stocktrade
81 George Street
Edinburgh
EH2 3ES

Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk

Unsolicited mail and telephone calls
The Mailing Preference Service
FREEPOST 29 LON20771
London W1E 0ZT

Telephone: 0845 703 4599
Website: www.mpsonline.org.uk

The Telephone Preference Service
3rd Floor
DMA House
70 Margaret Street
London
W1W 8SS

Telephone: 0845 070 0707
Website: www.tpsonline.org.uk

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